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As filed with the Securities and Exchange Commission on December 14, 2004

Registration No. 333-118227

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 8 to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Advance America, Cash Advance Centers, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6141 (Primary Standard Industrial Classification Code Number)	58-2332639 (I.R.S. Employer Identification No.)
135 North Church Street Spartanburg, South Carolina 29306 (864) 342-5600 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

William M. Webster, IV
Chief Executive Officer
135 North Church Street
Spartanburg, South Carolina 29306
(864) 342-5600
(864) 515-5603 (facsimile)
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Susan J. Sutherland, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000 (212) 735-2000 (facsimile)	D. Mark McMillan, Esq. Merrick D. Hatcher, Esq. Bell, Boyd & Lloyd LLC 70 W. Madison St., Suite 3100 Chicago, Illinois 60602 (312) 372-1121 (312) 827-8000 (facsimile)	John W. White, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000 (212) 474-3700 (facsimile)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)

Common Stock, par value $.01 per share	24,725,000	$15.00	$370,875,000	$46,756.99

(1)
Includes 3,225,000 shares of Common Stock which the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3)
Calculated as (a) $345,000,000 at $126.70 per million, or $43,711.50, which was paid to the Commission on August 11, 2004 in connection with the filing of the registration statement, plus (b) $25,875,000 at $117.70 per million, or $3,045.49, which was paid to the Commission on December 13, 2004.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued December 14, 2004

21,500,000 Shares

COMMON STOCK

Advance America, Cash Advance Centers, Inc. is offering 14,333,333 shares of its common stock and the selling stockholders are offering 7,166,667 shares. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $13.00 and $15.00 per share.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol "AEA."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 10.

PRICE $        A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Advance America	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

Our selling stockholders have granted the underwriters the right to purchase up to an additional 3,225,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                           , 2004.

MORGAN STANLEY

BANC OF AMERICA SECURITIES LLC WACHOVIA SECURITIES

ALLEN & COMPANY LLC	STEPHENS INC.	WELLS FARGO SECURITIES, LLC

FERRIS, BAKER WATTS INCORPORATED	JMP SECURITIES	THOMAS WEISEL PARTNERS LLC

                        , 2004

ADVANCE AMERICA
CASH ADVANCE

ADVANCE AMERICA

ADVANCE AMERICA
CASH ADVANCE

ADVANCE AMERICA®
CASH ADVANCE

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with information that is different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

        Until    , 2004, which is the 25th day after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

        Although we have highlighted important information about us and this offering in this summary, you should read this entire prospectus carefully, including the "Risk Factors" and "Forward-Looking Statements" sections, before making an investment decision.

        Unless otherwise indicated, the information contained in this prospectus (i) assumes that the underwriters' over-allotment option is not exercised, (ii) assumes our conversion from an S corporation under Subchapter S of the Internal Revenue Code to a C corporation under Subchapter C of the Internal Revenue Code occurs prior to the closing of this offering and (iii) has been restated to give retroactive effect to (1) our 500,000-for-1 split of our common stock, by means of a stock dividend, which we effected on August 11, 2004, and (2) our 0.908439145-for-1 reverse split of our common stock, which we effected on November 23, 2004.

Our Company

Overview

        We are the largest provider of payday cash advance services in the United States, as measured by the number of payday cash advance centers operated. As of September 30, 2004, we operated 2,290 payday cash advance centers in 34 states. Payday cash advances are small-denomination, short-term, unsecured advances that are typically due on the customer's next payday. We provide these services primarily to middle-income working individuals. We do not franchise any of our payday cash advance centers. We focus exclusively on payday cash advance services and do not provide check cashing, pawn lending, title lending or wire transfer or similar services. We believe our sole focus on payday cash advance services is a competitive strength that has allowed us to better reach and service our primary market of middle-income customers. For a table showing selected demographics of the customers we serve, see "Business—Overview" beginning on page 67.

        In order for a new customer to be approved for a payday cash advance by us or by a lending bank, he or she is required to have a bank account and a regular source of income, such as a job. To obtain a payday cash advance, a new customer typically:

  •
  presents the required documentation (usually proof of identification, a pay stub or other evidence of income, and bank statement);

  •
  enters into an agreement governing the terms of the payday cash advance (including the customer's agreement to repay the cash advance in full on or before a specified due date, usually the customer's next payday—typically two weeks after the date of the advance);

  •
  writes a personal check to cover the amount of the payday cash advance plus charges for applicable fees and/or interest; and

  •
  makes an appointment to return on the specified due date of the payday cash advance to repay the advance plus the applicable charges and to reclaim their check.

Immediately upon completion of the approval process, the customers are given cash or a check drawn on our or a lending bank's account in the amount of the payday cash advance. The customers typically pay their payday cash advances by returning to one of our payday cash advance centers with cash. Upon a repayment in full, we are obligated to return our customers' personal checks. If a customer does not repay the outstanding payday cash advance in full on or before the due date, we will seek to collect from the customer directly and may deposit the customer's personal check.

        In most states in which we conduct business we make payday cash advances directly to our customers (which we refer to as the standard business model). In other states in which we conduct business we act as a processing, marketing and servicing agent through our payday cash advance centers for Federal Deposit Insurance Corporation (FDIC) insured, state-chartered banks that make payday cash advances to their customers pursuant to the authority of the laws of the state in which they are located and federal interstate banking laws, regulations and guidelines (which we refer to as the agency business model). We refer to the banks for which we act as agent as the lending banks.

        The following table summarizes the most significant differences between the standard business model and the agency business model, including the applicable separation of obligations, fees and risks:

	Standard Business Model	Agency Business Model
Payday Cash Advance Approval:	We determine whether to approve a payday cash advance to a customer.	The lending banks determine whether to approve a payday cash advance to a customer and establish all of the underwriting criteria.
Customer Agreements:	We determine the terms, conditions and features of the payday cash advances in accordance with applicable state and federal law. The contractual advance documents are between us and the customer.
All terms, conditions and features of the payday cash advances are determined by the lending banks in accordance with applicable state and federal law and the FDIC's guidelines to examiners relating to payday cash advances. The agreements are between the lending banks and their customers.
Funding of Payday Cash Advances:	We fund all payday cash advances from our operating cash and/or our revolving credit facility.	The lending banks fund all payday cash advances. We do not repurchase or participate in the advances.
Collection of Payday Cash Advances, Fees and Interest:	We deposit all payments and receive 100% of the revenue.
The lending banks receive 100% of repayments of payday cash advances, interest and fees which are deposited in their bank accounts. Processing, marketing and servicing fees are remitted to us twice per month by the lending banks.
Risks:	We are responsible for all losses associated with payday cash advances.
The lending banks are contractually obligated for the losses on payday cash advances in an amount established as a percentage of the fees and/or interest charged by the lending banks to their customers. If actual payday cash advance losses exceed the percentage specified in the lending banks' agreements with us, our processing, marketing and servicing fees are reduced by the excess.

As of September 30, 2004, we were making payday cash advances directly to customers under the standard business model in 1,760 of our payday cash advance centers in 29 states and serving as agent for the lending banks under the agency business model in 530 of our payday cash advance centers in five states.

        The following table presents key operating data for our business:

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Number of payday cash advances provided or processed (thousands)	10,179	8,388
Number of customers served (thousands)	1,174	1,209
Average duration of a payday cash advance (days)	15.1	15.5
Aggregate principal amount of payday cash advances provided or processed (thousands)	$3,271,235	$2,739,094
Average amount of payday cash advance	$321	$327
Average charge to customers for providing or processing a payday cash advance	$52	$53

Our Industry

        The payday cash advance services industry has grown steadily since the early 1990s in response to a shortage of available short-term consumer credit alternatives from traditional banking institutions. We believe customers use short-term payday cash advances because they provide a simple, quick and confidential way to meet short-term cash needs between paydays while avoiding the potentially higher costs and negative credit consequences of other alternatives, which typically include overdraft privileges or bounced check protection, late bill payments, checks returned for insufficient funds and short-term collateralized loans.

        We believe the payday cash advance services industry is growing, fueled by overall increases in the population and increased consumer and legislative acceptance of payday cash advances. The number of jurisdictions with specific legislation and/or regulations permitting payday cash advances or small loans has grown from 16 states in 1997, the year in which we commenced operations, to 37 states and the District of Columbia as of September 30, 2004. See "Business—Our Industry" beginning on page 70.

Competitive Strengths

        Market Leader with Economies of Scale.    With 2,290 payday cash advance centers located in 34 states as of September 30, 2004, we are the largest provider of payday cash advance services in the United States, with approximately twice as many payday cash advance centers as the next largest provider of payday cash advance services. We believe our scale provides us with a leadership position in the industry, allows us to leverage our brand name in opening payday cash advance centers in existing and new markets and enables us to benefit from economies of scale. We have centralized most payday cash advance center support functions, enabling us to continue to expand our network of payday cash advance centers while controlling our costs.

        Successful Execution of Growth Strategy.    We believe we have successfully executed an effective growth strategy, including identifying attractive locations for new payday cash advance centers, rapidly entering into new leases and establishing the necessary processes and systems to manage the overall growth process. In the nine months ended September 30, 2004, we opened 346 new payday cash advance centers in 28 states, and in the year ended December 31, 2003, we opened 330 new centers in 30 states. Our payday cash advance centers, which we design to have the appearance of a mainstream financial institution, are typically located in middle-income shopping areas with high retail activity.

        Continued Focus on Government Affairs.    We have experience with the legislative and regulatory environment in all of the states in which we operate as well as at the federal level. We are a founding member of an industry trade group that includes more than 100 other companies engaged in the payday cash advance services industry. Our internal government affairs team, together with the trade group, seeks to encourage favorable legislation that permits us to operate profitably within a balanced regulatory framework. In 2003, payday cash advance legislation we supported was adopted in five states, and in 2002, payday cash advance legislation we supported was adopted in six states.

        Ability to Respond Rapidly to Regulatory Changes.    Our regulatory department, along with our internal government affairs team and outside counsel, monitors the various state and federal legislatures and rule-making bodies to keep abreast of changes in laws and regulations relevant to our business. We believe that our strong internal regulatory team and our ability to respond rapidly to regulatory developments enables us to seize opportunities for growth in new jurisdictions, permits us to conduct our business in compliance with often changing laws and regulations and allows us to react quickly to those changes.

        Rigorous Implementation of Payday Cash Advance Center-Level Controls.    We believe that our management information systems, our cash management systems and our internal compliance systems are critical to our success and continued growth. We employ a proprietary point-of-sale system that is used to record transactions in our payday cash advance centers. This information is recorded daily and analyzed at our payday cash advance centers and at our headquarters.

        Exclusive Focus on Payday Cash Advance Services.    We only offer payday cash advance services and do not engage in any other businesses such as check cashing, pawn lending, title lending, wire transfer services or other similar businesses in which many of our competitors engage. We believe that our single service focus has allowed us to better reach and service our primary market of middle-income customers and to expand our network of payday cash advance centers at a faster pace and with a more effective control environment than could a diversified multi-product company.

        Geographical Diversification of Our Payday Cash Advance Centers.    With payday cash advance centers located in 34 states as of September 30, 2004, we believe we have developed a significant presence throughout the United States that helps us to mitigate the risk and possible financial impact of unfavorable changes in state legislation or in the economic environment of a particular region or state and allows us to take advantage of competitive opportunities in those markets. For the nine months ended September 30, 2004, no state accounted for more than 10.0% of our total revenues except for California which accounted for 10.9% of our total revenues.

        Management Team with Significant Expertise.    Our highly experienced management team has substantial knowledge of the retail, specialty finance and payday cash advance industries. George D. Johnson, Jr., our Chairman and co-founder, is the former Chief Executive Officer of Extended Stay America and former President of Blockbuster's consumer products division. William M. Webster, IV, our Chief Executive Officer and co-founder, has served the executive branch of the United States government in various capacities and has extensive retail experience operating franchised restaurant locations. John T. Egeland, our President, has extensive experience in the consumer finance and banking industries. John I. Hill, our Executive Vice President and Chief Financial Officer, has extensive experience as a corporate chief financial officer and as an accountant with a national accounting firm.

Business Strategy

        Continue to Open Payday Cash Advance Centers Systematically.    A key objective of our growth strategy is to become the leading provider of payday cash advance services in each market we enter by rapidly opening proprietary, wholly-owned payday cash advance centers.

        Continued Revenue Growth at Mature Payday Cash Advance Centers.    We believe we have an opportunity to continue to increase revenues at our payday cash advance centers that have been operating for at least 24 months. For the nine months ended September 30, 2004, total revenues at these centers increased 8.5% compared to the same period in 2003. In order to increase revenues at these centers, we employ a variety of advertising and marketing programs.

        Drive New Payday Cash Advance Center Operating Performance.    In our 750 operating payday cash advance centers that have been open for less than 24 months as of September 30, 2004, we are striving to match the operating performance of our centers that have been open for at least 24 months. To do this, our employees are evaluated and compensated, in part, based on their achievement of operational goals, which we adjust each year to account for the continued improvement in our business.

        Maximize the Efficiency of Our Infrastructure.    We have made significant investments in technology, infrastructure and monitoring/compliance systems that are highly scalable. As we expand our network of payday cash advance centers, we expect that our general and administrative expenses will decline as a percentage of our revenues.

        Support Improvement of the Legislative and Regulatory Environment.    Our goal is to work with policymakers and grass roots organizations to facilitate the implementation of a balanced, visible and predictable regulatory framework that protects the interests of the customers we serve while allowing us to operate profitably in every state.

Challenges

        We face many operational hurdles and other challenges that could negatively affect the implementation of our business strategy and our competitive strengths. For example, we lack product and business diversification and, as a result, our future revenues and earnings may be disproportionately negatively impacted by external factors and may be more susceptible to fluctuations than more diversified companies. Our industry is highly regulated under federal, state and local law and changes in these laws and regulations could prevent us from operating our business and could subject us to liability. Our ability to execute our strategy depends on the prevailing laws and regulatory environment of each state in which we operate or seek to operate, which are subject to change at any time, and our ability to obtain and maintain any regulatory approvals, government permits or licenses that may be required. We rely on our relationships with the lending banks for a significant portion of our business, and if we are no longer able to process, market and service payday cash advances on behalf of the lending banks or if the lending banks choose to terminate their relationships with us, it could have a material adverse effect on us. Our agency relationships with the lending banks are also highly regulated and any changes in laws and regulations governing these relationships could have a material adverse effect on our business, results of operations and financial condition. Because of our relationships with the lending banks, we have significant off-balance sheet obligations and we would likely be contractually obligated to reimburse the lending banks if their uncollected payday cash advances exceed their contractual obligations. Our estimates of payday cash advance losses may also be inadequate, which could impair our financial condition.

        The nature of our business also subjects us to numerous litigation and regulatory proceedings, including those currently pending against us in Florida, Georgia and North Carolina, and an adverse outcome could materially adversely affect us through the imposition of damages, fines and injunctions, which could require us to alter or permanently cease our operations. For example, as a result of current litigation and regulatory proceedings, we have ceased operations in Georgia and we may have to cease operations in North Carolina. Our ability to execute our strategy will also depend in part on the degree of competition in new markets and the effect of such competition on our ability to attract new customers. Our industry has low barriers to entry, is highly fragmented and is very competitive, which could cause us to lose market share and revenues. General economic conditions in our markets could also negatively affect both the demand for payday cash advances and the collectibility of payday cash advances. The high concentration of our revenues in a few states could also adversely affect us. Media reports and public perception of payday cash advances as being predatory or abusive could also decrease demand for payday cash advances, subject us to increased regulatory scrutiny and legal proceedings and reduce our access to sources of financing.

        Our business strategy depends on our ability to compete for expansion opportunities in suitable locations, our ability to adapt our infrastructure and systems to accommodate our growth and our ability to obtain adequate financing for our expansion plans. The start-up costs and the losses from initial operations attributable to each of our newly opened payday cash advance centers place additional demands upon our liquidity and cash flow. Our business strategy also depends on our ability to recruit, train and retain qualified personnel. We have substantial existing debt and may incur additional debt, which could limit our ability to obtain financing in the future and react to changes in our business. Our business is also seasonal in nature, which causes our revenues, collection rates and earnings to fluctuate. Finally, if we lose key management, our operations could be adversely affected. In order to successfully implement our business strategy, we must overcome these and other hurdles and challanges. For more information about these challenges and other risks, see "Risk Factors" beginning on page 10.

Our S Corporation Status and Recent Distributions to Our Stockholders

        Advance America, Cash Advance Centers, Inc. is currently an S corporation under Subchapter S of the Internal Revenue Code (Code) and it will convert to a C corporation under the Code in connection with the closing of this offering. We paid cash dividends to our existing stockholders of approximately all of the income we earned while we were an S corporation and on which the existing stockholders were taxed. These cash dividends included approximately $79.2 million in the nine months ended September 30, 2004, approximately $22.2 million of which was paid to enable our stockholders to make tax payments on our income or represented amounts that we paid directly to state taxing authorities on behalf of these stockholders. Prior to the closing of this offering, we expect to pay approximately $465,000 to state taxing authorities for certain estimated taxes owed by our existing stockholders on our income through September 30, 2004. See "Dividend Policy" on page 32.

Recent Financial Developments Since September 30, 2004

        Acquisition of headquarters building and corporate aircraft.    At the closing of this offering, we intend to acquire the entity that owns our headquarters building from certain of our stockholders and acquire certain aircraft that we use from a company owned by our Chairman and affiliated parties, as described under "Certain Relationships and Related Party Transactions" on page 107. We intend to issue approximately $10.9 million of our common stock at the initial public offering price of our common stock in exchange for these acquisitions. Assuming an initial public offering price of $14.00 per share (the midpoint of the price range set forth on the cover of this prospectus), these transactions will result in the issuance of 776,728 shares of common stock.

        Grants of restricted stock.    We have granted, effective upon the closing of this offering, $3.5 million of restricted shares of common stock under our 2004 Omnibus Stock Plan to certain of our directors, officers and employees, which assuming an initial public offering price of $14.00 per share (the midpoint of the price range set forth on the cover of this prospectus), will result in the issuance of 249,990 shares of common stock.

        Recording of net deferred tax liability.    We will record a net deferred tax liability in connection with our termination of our S corporation status at the closing of this offering, which we estimate would have been approximately $7.2 million as of September 30, 2004. The actual amount of the net deferred tax liability will be determined after giving effect to our operating results through the date of termination of our S corporation status and will be reflected in our results for the quarter during which our S corporation status is terminated.

        Repayment of debt.    On October 15, 2004, $15.4 million of our subordinated debt matured and was repaid in full. At the closing of this offering, we intend to use substantially all of the net proceeds we receive from this offering to repay approximately $180.6 million of our remaining outstanding debt, including the repayment of approximately $112.2 million of borrowings under our revolving credit facility and the repayment in full of our remaining approximately $68.4 million of outstanding subordinated debt.

        Advance America, Cash Advance Centers, Inc. is a Delaware corporation that was incorporated on August 11, 1997. Our principal executive offices are located at 135 North Church Street, Spartanburg, South Carolina 29306. Our telephone number at that location is (864) 342-5600.

THE OFFERING

Common stock offered by us	14,333,333 shares
Common stock offered by the selling stockholders	7,166,667 shares
Common stock to be outstanding immediately after this offering	84,026,712 shares
Over-allotment option	3,225,000 shares to be offered by the selling stockholders if the underwriters exercise their over-allotment option in full.
Use of proceeds	We intend to use substantially all of the approximately $180.6 million of net proceeds we receive from the sale of shares of common stock by us in this offering to repay outstanding debt.
We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders in this offering.
Dividend policy
Upon completion of this offering, our board of directors currently intends to adopt a policy of paying a quarterly cash dividend on each share of our common stock of 0.625% of the average of the closing sale prices of our common stock on the New York Stock Exchange on the last ten trading days of the prior quarter, not to exceed $.09 per share of common stock per quarter unless our board of directors determines otherwise, commencing the first quarter of 2005. Any determination to pay dividends, and the amount of any dividends, will be at the sole discretion of our board of directors and will depend upon many factors, including: our subsidiaries' payment of dividends to us; our net income, results of operations and cash flows and our other cash needs; our financial position and capital requirements; general business conditions and the outlook for our company; any legal, tax, regulatory and contractual restrictions on the payment of dividends, including restrictions under our revolving credit facility; and any other factors our board of directors deems relevant.
Proposed New York Stock Exchange symbol	AEA

        Unless otherwise indicated, all references to shares of our common stock to be outstanding after this offering and percentage ownership after this offering reflect:

  •
  the issuance by us of shares of our common stock to our Chairman, certain of our stockholders and affiliated parties simultaneously with the closing of this offering at the initial public offering price in connection with our acquisition of certain aircraft that we use and the entity that owns our headquarters building, as referred to under "Certain Relationships and Related Party Transactions" on page 107; and

  •
  the grant and assumed issuance by us of restricted shares of common stock under our 2004 Omnibus Stock Plan to certain of our directors, officers and employees on the closing of this offering, as referred to under "Management—Equity Incentive Plans" on page 101.

Assuming an initial public offering price of $14.00 per share (the midpoint of the price range set forth on the cover of this prospectus), an estimated 1,026,718 aggregate shares of common stock will be issued as described in the bullets above. However, the actual number of shares of common stock to be so issued will vary depending upon the final initial public offering price for our common stock. Accordingly, the total shares to be outstanding after this offering, percentage ownership after this offering and as adjusted per share data presented in this preliminary prospectus may change depending on the final initial public offering price for our common stock.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

        The following tables set forth our summary consolidated financial information and other financial and statistical data for the periods ended and as of the dates indicated. You should read this information in conjunction with the information under "Selected Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

        We derived the following summary consolidated financial information as of December 31, 2002 and 2003 and for each of the years in the three-year period ended December 31, 2003 from our audited consolidated financial statements and the related notes included elsewhere in this prospectus. We derived the following summary consolidated balance sheet information as of December 31, 2001 from our audited consolidated financial statements and the related notes, which are not included in this prospectus. We derived the following summary consolidated financial information as of and for the nine months ended September 30, 2004 and 2003 from our unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. These unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair statement of our financial position and results of operations for this period. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
	(Dollars in thousands, except per share data and other financial data)
Consolidated Financial Information
Statement of Operations Data:
Net revenues	$318,582	$357,484	$424,853	$311,772	$351,382
Total center expenses	192,826	230,071	259,927	189,371	230,465

Center gross profit	125,756	127,413	164,926	122,401	120,917
Corporate and other expenses	65,701	73,230	66,826	48,263	49,826

Income before taxes	60,055	54,183	98,100	74,138	71,091
Income tax expense (1)	22,779	638	1,925	536	2,314

Net income	$37,276	$53,545	$96,175	$73,602	$68,777

Per Share Data:
Net income per common share:
—basic	$0.47	$0.78	$1.40	$1.07	$1.00
—diluted	$0.44	$0.71	$1.40	$1.07	$1.00
Weighted average number of shares outstanding (in thousands):
Basic	79,797	69,042	68,667	68,667	68,667
Effect of dilutive options	4,108	5,896	120	180	—

Diluted	83,905	74,938	68,787	68,847	68,667

Pro Forma Data (unaudited):
Historical income before taxes	$60,055	$54,183	$98,100	$74,138	$71,091
Pro forma income tax expense (2)	24,269	21,791	38,953	29,465	28,577

Net income adjusted for pro forma income tax expense	$35,786	$32,392	$59,147	$44,673	$42,514

Pro forma net income per common share:
—basic			$0.86		$0.62
—diluted			$0.86		$0.62
Weighted average pro forma number of shares outstanding:
Basic			68,667		68,667
Effect of dilutive options			120		—

Diluted			68,787		68,667

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
	(Dollars in thousands, except per share data and other financial data)
Consolidated Financial Information (continued)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$18,052	$6,675	$10,484	$11,190	$8,136
Advances and fees receivable, net	93,715	116,941	138,204	123,925	151,393
Goodwill, net of accumulated amortization	122,324	122,324	122,324	122,324	122,324
Total assets	293,146	316,455	348,043	329,825	372,971
Total debt	161,842	184,589	219,259	179,749	250,686
Total stockholders' equity	108,698	95,007	91,040	115,561	80,568
Cash Flow Data:
Cash flows provided by operating activities	$119,760	$123,531	$175,292	$125,427	$143,194
Cash flows used in investing activities	(59,883)	(88,673)	(104,938)	(61,968)	(94,665)
Cash flows used by financing activities	(59,395)	(46,235)	(66,545)	(58,943)	(50,877)
Other Financial and Statistical Data
Other Financial Data:
Aggregate principal amount of payday cash advances provided or processed (thousands)	$2,555,710	$2,743,847	$3,271,235	$2,352,117	$2,739,094
Amount of average payday cash advance	$300	$313	$321	$320	$327
Average charge to customers for providing or processing a payday cash advance	$46	$51	$52	$52	$53
Statistical Data:
Payday cash advance centers (at end of period)	1,558	1,741	2,039	1,921	2,290
Number of payday cash advances provided and processed (thousands)	8,513	8,766	10,179	7,357	8,388
Average duration of a payday cash advance (days)	14.2	14.5	15.1	15.0	15.5

(1)
Effective October 1, 2001, we filed an election to convert to S corporation status for federal and most state income tax purposes under Subchapter S of the Internal Revenue Code. Under Subchapter S, our stockholders pay federal and state income tax on our taxable income. In connection with this offering, we will revoke our Subchapter S election and once again become a C corporation under Subchapter C of the Internal Revenue Code (i.e., we will pay income tax on our taxable income).
(2)
Pro forma income tax expense shown here has been determined as if we had always been a C corporation rather than an S corporation beginning October 1, 2001. Pro forma income tax expense for 2001 includes nine months of actual income tax expense of $19.2 million for the period during that year for which we were subject to tax as a C corporation.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before deciding whether to invest in our common stock. Any of the risks described below could result in a significant or material adverse effect on our business, results of operations and financial condition and a corresponding decline in the market price of our common stock. You could lose all or part of your investment. Although we believe the material risks we face are described below, these risks are not the only ones we face.

Risks Related to Our Business and Industry

  We lack product and business diversification; as a result, our future revenues and earnings may be disproportionately negatively impacted by external factors and may be more susceptible to fluctuations than more diversified companies.

        Our only business activity is offering payday cash advance services. If we are unable to maintain and grow our payday cash advance services business, our future revenues and earnings could decline. Our lack of product and business diversification could inhibit our opportunities for growth, reduce our revenues and profits and make us more susceptible to earnings fluctuations than many of our competitors who are more diversified and provide other services such as check cashing, pawn lending, title lending, wire transfer services or other similar services. External factors, such as changes in laws and regulations, new entrants and enhanced competition, could also make it more difficult for us to operate as profitably as a more diversified company could operate. Any internal or external change in the payday cash advance services industry could result in a decline in our future revenues and earnings, which could have a material adverse effect on our stock price.

  Our auditors concluded that, as of June 30, 2004, there was a significant deficiency in our internal controls.

        Under standards established by the Public Company Accounting Oversight Board, we had a significant deficiency in our financial reporting internal controls as of June 30, 2004. In Auditing Standard No. 2 issued in March 2004, the Public Company Accounting Oversight Board defined a "significant deficiency" as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected. Under this new standard, our independent auditors concluded, and we agreed, that a significant deficiency existed relating to our financial reporting capability as a public company. The significant deficiency was determined to exist based on the need to increase our existing finance department resources to be able to prepare financial statements that are fully compliant with all SEC reporting guidelines on a timely basis, as well as based on the failure to properly apply two financial pronouncements: (i) FASB Financial Interpretation No. 45 (FIN 45), Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and (ii) FASB Financial Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. We required additional technical assistance from our independent auditors in applying the provisions of FIN 45 to the agency business model transactions and in applying the provisions of FIN 46 to our related party lease transactions as well as to comply with the disclosure requirements of these pronouncements. We have been operating as a private company since inception. As we prepare to become a public company, we are in the process of enhancing our financial reporting capability by investing in additional personnel. We intend to (1) hire a director of financial reporting and research, (2) hire a director of SEC reporting and compliance and (3) create an internal audit department, all of which will increase our costs. We cannot assure you that these measures or any future measures will enable us to remedy this significant deficiency or avoid other significant deficiencies in the future.

  We have distributed to our current stockholders substantially all of the net income that our company generated as an S corporation. We depend to a substantial extent on borrowings under our revolving credit facility to fund our liquidity needs.

        We have distributed to our current stockholders substantially all of the net income earned by our company for the nine months ended September 30, 2004 and the three years ended December 31, 2003 in the form of cash dividends. Immediately upon consummation of this offering, we do not expect that we will have cash available in excess of the cash presently required to operate our business on a day to day basis. We typically use the cash we generate from our operations to repay borrowings under our revolving credit facility on a daily basis. As a result, the amounts shown as "Cash and cash equivalents" in our consolidated balance sheets reflect the amount of cash necessary to operate our payday cash advance centers and the amounts shown as "Restricted cash" reflect the amount of cash necessary to comply with certain state regulatory liquidity requirements. We have an existing revolving credit facility that allows us to borrow up to $265.0 million, assuming we are in compliance with a number of covenants and conditions. See "Description of Senior Bank Debt, Other Long-Term Debt Obligations and Mortgage Payable" on page 116. Because we typically use substantially all of our available cash generated from our operations to repay borrowings on our revolving credit facility on a current basis, we have limited cash balances and we expect that a substantial portion of our liquidity needs, including any amounts to pay any future cash dividends on our common stock, will be funded primarily from borrowings under our revolving credit facility. As of September 30, 2004, we had approximately $99.3 million available for future borrowings under this facility, and at such date, after giving pro forma effect to (1) $15.4 million of additional borrowings under this facility to repay subordinated debt that matured on October 15, 2004 and (2) the repayment of approximately $112.2 million of borrowings under this facility with proceeds that we receive from this offering, approximately $196.1 million would have been available for future borrowings under this facility. If our existing sources of liquidity are insufficient to satisfy our financial needs, we may need to raise additional debt or equity financing in the future.

  The payday cash advance services industry is highly regulated under state law. Changes in state laws and regulations could have a material adverse effect on our business, results of operations and financial condition.

        Our business is regulated under numerous state laws and regulations, which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. As of September 30, 2004, 37 states and the District of Columbia had specific laws that permitted payday cash advances or allowed a form of payday cash advances under small loan laws. As of September 30, 2004, we operated in 29 of these 37 states under the standard business model and in one of these 37 states under the agency business model. We do not conduct business in the remaining seven of these 37 states or in the District of Columbia because we do not believe it is as economically attractive to operate in these jurisdictions due to specific legislative restrictions such as interest rate ceilings, an unattractive population density or unattractive location characteristics. The remaining 13 of the 50 states did not have laws specifically authorizing the payday cash advance business. As of September 30, 2004, we operated in four of these 13 states under the agency business model, serving as processing, marketing and servicing agent through our payday cash advance centers for four lending banks that make payday cash advances to their customers in those states.

        The states with specific payday cash advance laws have laws that generally govern the terms of the transaction and require certain consumer protections. See "Regulation and Legal Proceedings—State Regulation" beginning on page 87.

        During the last few years, legislation has been adopted in some states that prohibits or severely restricts payday cash advance services. For example, in May 2004, a new law became effective in Georgia that effectively prohibits payday cash advance services in the state and effectively restricts our ability to act as processing, marketing and servicing agent for a lending bank in the state. As a result, we have suspended operations in Georgia. See "—As a result of current litigation and regulatory proceedings against us in Georgia, we have suspended our operations in Georgia and may have to permanently cease operations in

Georgia." In addition, Maryland adopted a law in 2001 that purports to prohibit agency relationships between banks and processors, marketers and servicers of payday cash advances. Many bills to restrict or prohibit payday cash advances have also been introduced in state legislatures. In the first nine months of 2004, such bills were introduced in Arizona, Georgia, Illinois, Iowa, Louisiana, Missouri, New Hampshire, Virginia, West Virginia and Wisconsin. Since July 1, 2004, bill draft requests have been pre-filed in Nevada and Montana for 2005 legislation that would revise current law governing payday cash advance services. Although provisions of these bills are not published, they may seek to restrict or prohibit payday cash advance services. In addition, Mississippi and Arizona have sunset provisions in their payday cash advance laws that require renewal of the laws by the state legislatures at periodic intervals. Future laws or regulations prohibiting payday cash advance services or making them unprofitable could be passed in any other state at any time or existing payday cash advance laws could expire or be amended, any of which could have a material adverse effect on our business, results of operations and financial condition.

        Statutes authorizing payday cash advance services typically provide state agencies that regulate banks and financial institutions with significant regulatory powers to administer and enforce the law. See "Regulation and Legal Proceedings—State Regulation" beginning on page 87. Under statutory authority, state regulators have broad discretionary power and may impose new licensing requirements, interpret or enforce existing regulatory requirements in different ways or issue new administrative rules, even if not contained in state statutes, that impact the way we do business and may force us to terminate or modify our operations in particular states. They may also impose rules that are generally adverse to our industry. For example, the New Jersey Department of Banking and Insurance proposed a new rule in September 2004 that would make it illegal for a non-New Jersey bank to offer payday cash advance services through an agent in the state of New Jersey. While we have no operations in New Jersey, the adoption of such a rule by any state could negatively influence future actions taken by regulators in the states in which we do business. Additionally, a Texas legislator has prefiled a bill relating to the assistance of payday cash advance transactions. The bill, if passed, would prohibit a person from assisting in the creation of a payday cash advance transaction between a lender and a consumer at a rate not authorized by Texas law. The passage of such a bill could have a material adverse effect on our business, results of operations and financial condition.

        Additionally, state attorneys general and banking regulators have begun to scrutinize the payday cash advance services industry and may take actions against the industry that could require us to cease or suspend operations in their respective states. For example, we are currently the subject of an investigation by the North Carolina Attorney General in conjunction with the North Carolina Banking Commissioner. See "—Current litigation and enforcement proceedings against us in North Carolina could cause us to have to cease operations in North Carolina."

  The payday cash advance services industry is also regulated under federal law. Changes in federal laws and regulations could have a material adverse effect on our business, results of operations and financial condition.

        Although states provide the primary regulatory framework under which we offer payday cash advance services, certain federal laws also impact our business. See "Regulation and Legal Proceedings—Federal Regulation" beginning on page 90. For example, because payday cash advances are viewed as extensions of credit, we and our lending banks must comply with the federal Truth-in-Lending Act and Regulation Z adopted under that Act. Additionally, we and our lending banks are subject to the Equal Credit Opportunity Act, the Fair Debt Collection Practices Act and the Gramm-Leach-Bliley Act. Any failure to comply with any of these federal laws and regulations could have a material adverse effect on our business, results of operations and financial condition.

        We are also subject to supervision by other federal agencies, including the Federal Trade Commission, or the FTC. In December 2002, the FTC requested that certain payday cash advance providers, including us, respond to a series of questions and document requests concerning their operations. This review may result in recommendations regarding the payday cash advance services industry or specific conclusions about us, either of which may have a material adverse effect on our business, results of operations and financial condition. Future reviews by other federal agencies could also have a material adverse effect on our business, results of operations and financial condition.

        Additionally, since 1999, various anti-payday cash advance legislation has been introduced in the U.S. Congress, with recent legislation specifically targeting the agency relationships between banks and payday cash advance companies. Congressional members continue to receive pressure from consumer advocates and other industry opposition groups to adopt such legislation. Any federal legislative or regulatory action that restricts or prohibits payday cash advance services or our activities as processing, marketing and servicing agent for the lending banks could have a material adverse impact on our business, results of operations and financial condition.

  The payday cash advance services industry is subject to various local rules and regulations. Changes in these local regulations could have a material adverse effect on our business, results of operations and financial condition.

        In addition to state and federal laws and regulations, our business is subject to various local rules and regulations such as local zoning regulations. See "Regulation and Legal Proceedings—Local Regulation" on page 92. Any actions taken in the future by local zoning boards or other governing bodies to require special use permits for, or impose other restrictions on, payday cash advance service providers could have a material adverse effect on our business, results of operations and financial condition.

  Our agency relationships with the lending banks are highly regulated and any changes in laws and regulations governing these relationships could have a material adverse effect on our business, results of operations and financial condition.

        Our agency relationships with the lending banks are highly regulated. As of September 30, 2004, we operated in five states under the agency business model, serving as processing, marketing and servicing agent through our payday cash advance centers for four FDIC-insured, state-chartered banks that make payday cash advances to their customers in those states.

        Under federal banking law, an FDIC insured, state-chartered bank located in one state can make loans to a consumer in another state and charge fees and/or interest allowed by the lending bank's home state even if the fees and/or interest exceed what may be charged in the consumer's state under that state's usury law. This "export" lending law allows the lending banks for whom we act as processing, marketing and servicing agent to export the interest rates permitted by the states in which they are located into the states in which we act as their agent. As of September 30, 2004, pursuant to our processing, marketing and servicing agreements with the lending banks, we are an agent for payday cash advances offered, made and funded by BankWest, Inc., a South Dakota bank (BankWest), in Pennsylvania, First Fidelity Bank, a South Dakota bank, in Michigan, Republic Bank & Trust Company, a Kentucky bank (Republic), in North Carolina and Texas and Venture Bank, a Washington bank, in Arkansas. We also processed, marketed and serviced payday cash advances for BankWest in Georgia, but we recently suspended our operations in that state. Currently, only state-chartered banks can be lending banks for payday cash advances, because the federal regulators for national banks and federal savings associations have effectively prohibited such banks and associations from participating in the payday cash advance services industry with agents.

        The four lending banks for whom we currently act as processing, marketing and servicing agent are subject to extensive federal and state banking regulations and are subject to regular examination by state and federal regulatory authorities such as the FDIC. See "Regulation and Legal Proceedings—Regulation of the Agency Business Model" beginning on page 90. Because of our relationships with the lending banks, our own activities regarding the lending banks' payday cash advances are also subject to examination by regulatory authorities. The FDIC commenced its annual examination of us as a third-party service provider for the lending banks in October 2004. We have subsequently been advised by the FDIC that it has decided, as a result of the attendance by the FDIC examination staff at a barbecue hosted by employees of our company, to recommence this annual examination early next year with a new examination staff in order to avoid the appearance of any impropriety. In connection with any regulatory examination, the FDIC (including in connection with its current examination of us) or other regulatory authority may require us to provide information, grant access to our payday cash advance centers, personnel and records or alter our business practices, perhaps materially, or may prevent the lending banks from providing payday cash advances using us as an agent, which could preclude us from conducting business under the agency business model. Any of these actions resulting from the current FDIC examination of us or any other regulatory examination of us could have a material adverse impact on our business, results of operations and financial condition, especially if we are required to materially modify our business practices or terminate our use of the agency business model.

        In July 2003, the FDIC issued guidelines governing permissible agency arrangements between state-chartered banks and processing, marketing and servicing agents of the banks' payday cash advances, such as us. If the FDIC's implementation of these guidelines or the promulgation of any additional guidelines were to ultimately restrict the ability of all or certain state-chartered banks (including the lending banks for whom we act as processing, marketing and servicing agent) to maintain relationships with payday cash advance processors, marketers and servicers (such as us), it would have a material adverse impact on our business, results of operations and financial condition. In addition, if state banking regulators were to take action to restrict the ability of all or certain state-chartered banks, including the lending banks for whom we act as processing, marketing and servicing agent, to provide payday cash advances, our distribution opportunities in those states where we operate as an agent for a lending bank would be limited and we could have to permanently cease our operations in those states. This would have a material adverse impact on our business, results of operations and financial condition.

        In recent public remarks, a director of the FDIC has questioned whether payday cash advances are predatory and abusive to consumers. The FDIC director also questioned whether agents for lending banks are entitled to the benefit of the federal banking law that permits a lending bank to "export" the lending interest rate on payday cash advances permitted by the state in which it is located to consumers in other states. If agent-assisted payday cash advances made by the lending banks were no longer entitled to the benefit of the federal banking laws permitting the exportation of interest rates, we would no longer be able to conduct business under the agency bank model and the resulting decline in our net revenues would have a material adverse effect on our business, results of operations and financial condition.

        Other federal regulators have also increasingly scrutinized agency relationships between banks and payday cash advance companies. During 2002 and 2003, for example, the Office of the Comptroller of the Currency (OCC), which supervises national banks, took actions to effectively prohibit certain national banks from offering and making small-denomination, short-term consumer loans, including payday cash advances, through the use of agents such as ourselves. After a notice of charges was issued in 2002 against Peoples National Bank, one of the lending banks whose payday cash advances we processed, marketed and serviced, we entered into a consent agreement with the OCC to terminate our agency relationships with that bank. Future actions against the lending banks whose payday cash advances we process, market and service could result in a significant interruption or curtailment of our business. Any such business disruption or curtailment could have a material adverse effect on our business, results of operations and financial condition.

        Lending banks for whom we act as processing, marketing and servicing agent may also have agency relationships with other processing, marketing and servicing agents. Actions taken by these other agents, over which we have no control, could cause a lending bank to lose its ability to make payday cash advances through an agent such as us, or could cause a lending bank to choose to terminate its relationship with us. Any such event could also have a material adverse effect on our business, results of operations and financial condition.

  Our relationships with the lending banks under the agency business model are based on commercial relationships, key personnel and internal bank policies. These relationships with the lending banks can be terminated at any time, which could have a material adverse effect on our business, results of operations and financial condition.

        As of September 30, 2004, we were party to agreements with four of the 11 FDIC insured, state-chartered banks that we believe were then offering payday cash advances in the United States. Our processing, marketing and servicing agreements with these four lending banks have largely been the result of the relationships that have developed between bank personnel and key members of our management team. If the key members of our management team, who negotiate and maintain these relationships, are no longer employed by us, these relationships could be adversely affected and the lending banks could terminate or choose not to renew our processing, marketing and servicing agreements. We cannot assure you that we would be able to enter into new bank agency relationships on terms as favorable as our current relationships if these agreements were terminated or not renewed. In addition, other factors, such as changes in state or federal laws, regulations or guidelines, regulatory examinations and changes in lending bank policies and strategies, could lead to the termination of these contractual relationships. The termination or non-renewal of our processing, marketing and servicing agreements with lending banks could have a material adverse effect on our business, results of operations and financial condition by preventing us from operating under the agency business model.

  If we are no longer able to process, market and service payday cash advances made and funded by the lending banks, our business, results of operations and financial condition could be materially adversely affected.

        Revenues derived from processing, marketing and servicing payday cash advances made and funded by the lending banks under the agency business model accounted for 28.2% of our net revenues in the nine months ended September 30, 2004 and 29.9% of our net revenues in the year ended December 31, 2003. If, as a result of changes in laws or regulations, an adverse result in litigation or regulatory proceedings or otherwise, we could no longer process, market and service payday cash advances made and funded by the lending banks in one or more of our present or future markets, our business, results of operations and financial condition could be materially adversely affected. In addition, any such changes in laws or regulations or adverse result in litigation or regulatory proceedings could deprive us of the agency business model as an alternative method for conducting our business in the event that statutory provisions or regulations specifically authorizing payday cash advances changed or expired in any of the states in which we currently operate under the standard business model.

  Current and future litigation and regulatory proceedings against us could have a material adverse effect on our business, results of operations and financial condition.

        Our business is subject to lawsuits and regulatory proceedings that could generate adverse publicity and cause us to incur substantial expenditures. For example, processing, marketing and servicing payday cash advances as agent of a lending bank, such as what we do under the agency business model, has come under increasing legal and regulatory scrutiny at both the state and federal levels. The opposing parties in many of these lawsuits and proceedings maintain that payday cash advance companies, like us, that process, market and service payday cash advances made by a lending bank should be regarded as the "true lenders" due to the agent services they provide and their participation and/or economic interests in the payday cash advances. Many of these opposing parties allege that these relationships are "rent a charter" relationships, and as a result the payday cash advances made by banks using non-bank agents should be governed by the laws of the respective states in which the borrowers reside (i.e., they argue that there should be no federal preemption of state law and therefore no "exporting" of interest rates). If payday cash advance companies, like us, were held to be the "true lenders" in any of these lawsuits, the fees and/or interest charged would violate most of the applicable states' usury laws, which impose maximum rates of interest or finance charges that a non-bank lender may charge. In addition, payday cash advance companies, like us, could be found to be in violation of state consumer protection laws and other laws, including certain criminal laws. If any state or federal court were to conclude that certain state laws applied to the agency business model and that we violated those laws, the decision could have a material adverse effect on our business, results of operation and financial condition. The impact of a negative ruling in any specific state would not only impair our operations in the specific state but could also hurt our business in other states due to the possibility such a decision could be cited as adverse precedent in pending or potential litigation and enforcement actions in other states. The lawsuits and regulatory proceedings that are pending against us are in their preliminary stages and/or involve unsettled issues of law. Accordingly, we are not currently able to make a determination as to the likelihood of an adverse result in any of these matters.

        Adverse rulings in some of these lawsuits could significantly impair our business or force us to cease doing business in one or more states. Currently, we and certain of our officers, directors, owners and "stakeholders" are defending two putative class action lawsuits originally filed in state courts, one in North Carolina (filed in July 2004) and one in Georgia (filed in August 2004), where the plaintiffs are alleging that we, and not the lending bank, are the "true lender" and are therefore offering usurious payday cash advances in violation of numerous consumer protection statutes. Additionally, in Georgia, the plaintiffs are alleging violation of the state's Racketeer Influenced and Corrupt Organizations Act. See "Regulation and Legal Proceedings—Legal Proceedings" beginning on page 92, "—As a result of current litigation and regulatory proceedings against us in Georgia, we have suspended our operations in Georgia and may have to permanently cease operations in Georgia" and "—Current litigation and enforcement proceedings against us in North Carolina could cause us to have to cease operations in North Carolina." The plaintiffs in these cases are seeking damages, attorneys' fees and other costs, and injunctive relief. Both cases are in their preliminary stages with motions to dismiss and/or compel arbitration pending. The Georgia case has been removed to federal court, and a motion to remand is pending. An adverse result in these cases could have a material adverse effect on our business, results of operations and financial condition, including possibly forcing us to permanently cease operations in Georgia and North Carolina. Adverse rulings could have a negative impact on other states in which we use the agency business model should such rulings serve as a precedent.

        We are also involved in another case in Georgia which, while not a class action lawsuit, contains essentially the same allegations as the Georgia putative class action lawsuit. The case is currently pending and awaiting a trial date. Although the amount in controversy in the case is only $350, the underlying claims of the plaintiff, if agreed with by the court, could serve as a basis for future claims against us in Georgia, which could have a material adverse effect on our business, results of operations and financial condition.

        We and certain of our officers, directors and employees are also defending two putative class action lawsuits in Florida alleging that we engaged in unfair and deceptive trade practices and violated certain Florida consumer protection and other statutes. These suits seek damages, refunds of payments and other monetary penalties. An adverse ruling in either of these cases could have a material adverse effect on our business, results of operations and financial condition.

        We are also a defendant in a lawsuit brought on behalf of a putative class of persons by a former customer in Tennessee. The plaintiff on behalf of herself and others alleges that one of our subsidiaries violated the terms of a class action settlement order by wrongfully collecting fees and advances from the class members during a period of time when collections were allegedly prohibited. The Tennessee Court of Appeals reversed the findings of the trial judge in our favor and remanded the case for further findings of fact. The suit seeks unspecified damages, and we could be required to refund fees and advances collected and to pay other monetary penalties. An adverse ruling in this case could have a material adverse effect on our business, results of operations and financial condition.

        In December 2003 and again in September 2004, we received a letter and subpoena from the Attorney General of West Virginia raising concerns that some of our collection practices may violate the West Virginia Consumer Credit and Protection Act. Although we do not currently have operations in West Virginia, some West Virginia residents visit our payday cash advance centers in states bordering West Virginia in order to obtain payday cash advances. Since receiving the Attorney General's first letter we have discontinued collection visits in West Virginia and we pursue our collections there through phone calls and letters to customers. These limitations on our collection practices could increase our charge-offs.

        We are also involved in other litigation and administrative proceedings. See "Regulation and Legal Proceedings—Legal Proceedings" beginning on page 92 for further details on the proceedings described above and other proceedings. We are likely to be subject to further litigation and proceedings in the future. The consequences of an adverse ruling in any current or future litigation or proceeding could cause us to have to refund fees and/or interest collected on payday cash advances, refund the principal amount of payday cash advances, pay treble or other multiple damages, pay monetary penalties and/or modify or terminate our operations in particular states. We may also be subject to adverse publicity. Defense of any lawsuits or proceedings, even if successful, would require substantial time and attention of our senior officers and other management personnel that would otherwise be spent on other aspects of our business and would require the expenditure of significant amounts for legal fees and other related costs. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

  As a result of current litigation and regulatory proceedings against us in Georgia, we have suspended our operations in Georgia and may have to permanently cease operations in Georgia.

        In July 2002, the Industrial Loan Commissioner for Georgia issued an examination certificate to us seeking to investigate whether we had complied with the Georgia Industrial Loan Act. In August 2002, we and BankWest, the lending bank for whom we acted as processing, marketing and servicing agent in Georgia, filed suit against the Commissioner in Georgia seeking to enjoin him from enforcing the examination certificate and proceeding with an examination. The Georgia Superior Court issued an order granting a motion for summary judgment made by the Commissioner and denying our motion for summary judgment. This order was appealed to and affirmed by the Georgia Court of Appeals. We filed a Petition for Certiorari to the Georgia Supreme Court, which was denied in September 2004, thereby permitting the Commissioner's examination to proceed. If the outcome of the Commissioner's examination is adverse to us, it could have a material adverse effect on our business, results of operation and financial condition by possibly forcing us to permanently cease our operations in Georgia.

        In the Spring of 2004, Georgia adopted a statute that effectively prohibits payday cash advance services in the state and effectively restricts our ability to act as processing, marketing and servicing agent for a lending bank under the agency business model in the state, which statute became effective in May 2004. In April 2004, we, along with BankWest and other banks and agents involved in providing payday cash advances in Georgia, filed an action in the U.S. District Court for the Northern District of Georgia against the Attorney General of Georgia and the Georgia Secretary of State seeking declaratory and injunctive relief. The relief sought is a declaration from the District Court that the recently passed Georgia anti-payday cash advance law is unconstitutional, is preempted by federal law and should not be enforceable against BankWest or us. The District Court issued a temporary restraining order preventing the Georgia law from taking effect until May 15, 2004. Subsequently, on May 13, 2004, the District Court issued an order denying our motion for an injunction but extending the temporary restraining order until May 25, 2004. On May 25, 2004, upon expiration of the temporary restraining order, the Georgia law took effect. We have appealed the District Court's order to the U.S. Court of Appeals for the Eleventh Circuit and, in July 2004, the Court of Appeals heard oral arguments on the appeal. We are awaiting the decision of the Court of Appeals. We cannot predict when the Court of Appeals will issue a decision on our appeal. If we are unsuccessful in prosecuting this action, we may have to permanently cease operations in Georgia, which are currently suspended. We estimate that our net revenues will be negatively impacted by approximately $1.7 million for each month that our Georgia operations are suspended. For further information regarding the estimated costs to shut down our Georgia operations, see "—Legislative or regulatory action or an adverse result in litigation or regulatory proceedings could cause us to cease, suspend or modify our operations in a state, potentially resulting in a material adverse effect on our business, results of operations and financial condition." An adverse ruling could have a material adverse effect on our business, results of operations and financial condition by possibly forcing us to permanently cease operations in Georgia. In addition, an adverse ruling in the Eleventh Circuit with respect to our argument that the Georgia statute is preempted by federal law could have material adverse consequences for our business, results of operations and financial condition because such a ruling would not only be controlling precedent with respect to that issue in federal courts within the Eleventh Circuit, but could also adversely affect the resolution of this issue in other litigation or enforcement proceedings that have been or might in the future be commenced in federal courts in other circuits or in other state courts.

  Current litigation and enforcement proceedings against us in North Carolina could cause us to have to cease operations in North Carolina.

        We are defending a class action lawsuit in North Carolina and are the subject of an investigation by the North Carolina Attorney General in conjunction with the North Carolina Banking Commissioner.

        The class action lawsuit alleges that the relationship between our North Carolina subsidiary and Republic, the lending bank for which we act as processing, marketing and servicing agent in North Carolina, is a "rent a charter" relationship and therefore Republic is not the "true lender" on the payday cash advances. The lawsuit also claims that the payday cash advances are made in violation of numerous North Carolina consumer protection laws. The lawsuit seeks an injunction barring us from continuing to do business in North Carolina, the return of the principal amount of the payday cash advances made to the plaintiff class since August 2001, the return of any interest or fees associated with those advances, treble damages, attorneys' fees and other unspecified costs. The case is in its preliminary stages. Thus far the only substantive motions we have filed are a motion to dismiss or stay proceedings and compel arbitration. An adverse ruling in this case could have a material adverse effect on our business, results of operations and financial condition, including possibly forcing us to cease our operations in North Carolina.

        In August 2004, the North Carolina Attorney General's Office in conjunction with the Commissioner of Banks for North Carolina issued a subpoena to us to produce documents, respond to written questions and have a corporate representative appear for testimony regarding the relationship between our North Carolina subsidiary and Republic. We believe the primary purpose of the investigation is to determine whether our operations in North Carolina are in compliance with North Carolina law. We are cooperating with the investigation, which is in its preliminary stages. A corporate representative appeared before the Commissioner, in closed session, on November 22, 2004, to provide factual information about the nature of our business. No determination has been reached by the Attorney General's Office or the Banking Commissioner in this matter. It is possible that the North Carolina Attorney General or the Commissioner of Banks for North Carolina may make a determination or finding and initiate an administrative or civil action that is adverse to our business operations in that state. Specifically, the North Carolina Attorney General and Banking Commissioner potentially could bring an action for an injunction and monetary fines or issue a cease and desist order based on the North Carolina Consumer Finance Act and/or North Carolina unfair and deceptive trade practices, loan broker regulatory and consumer protection statutes. Also, criminal prosecutions could be commenced for violation of certain North Carolina laws. This could result in the imposition of fines and the alteration or cessation of our use of the agency business model in North Carolina. We estimate that our net revenues would be negatively impacted by approximately $2.2 million for each month our North Carolina operations are shut down or suspended. For further information regarding the estimated costs to shut down our North Carolina operations, see "—Legislative or regulatory action or an adverse result in litigation or regulatory proceedings could cause us to cease, suspend or modify our operations in a state, potentially resulting in a material adverse effect on our business, results of operations and financial condition." These actions could have a material negative impact on our operations in North Carolina and in other states where we operate under the agency business model as well as on our financial condition.

  Legislative or regulatory action or an adverse result in litigation or regulatory proceedings could cause us to cease, suspend or modify our operations in a state, potentially resulting in a material adverse effect on our business, results of operations and financial condition.

        If we close our payday cash advance centers in a state, in addition to the loss of net revenues attributable to that closing, we would incur closing costs such as severance payments and lease cancellation payments and we would have to write off assets that we could no longer use. If we were to suspend rather than permanently cease our operations in a state, we may also have continuing costs associated with maintaining our payday cash advance centers and our employees in that state, with little or no revenues. For example, we have decided to continue to maintain our 89 payday cash advance centers in Georgia for the foreseeable future until certain litigation and regulatory matters currently pending in Georgia are resolved. We estimate that our net revenues will be negatively impacted by approximately $1.7 million for each month that our Georgia operations are suspended and that the cost to keep the Georgia centers open under these limited operating conditions will be approximately $311,000 per month, including depreciation. Additionally, if necessary, we estimate that, as of September 30, 2004, it will cost approximately $2.2 million (including lease cancellation costs of $600,000 and the charge-off of undepreciated cost of assets of approximately $1.6 million) to shut down the Georgia operations completely. See "—As a result of current litigation and regulatory proceedings against us in Georgia, we have suspended our operations in Georgia and may have to permanently cease operations in Georgia." In addition, if we were required to cease operations in North Carolina, we estimate that our net revenues would be negatively impacted by approximately $2.2 million for each month our North Carolina operations are shut down or suspended. Additionally, we estimate that, as of September 30, 2004, it would cost approximately $7.3 million (including lease cancellation costs of $605,000, the charge-off of accounts receivable of $3.5 million, the charge-off of undepreciated cost of assets of approximately $1.3 million and other shut-down costs of approximately $1.9 million) to shut down our North Carolina operations completely. See "—Current litigation and enforcement proceedings against us in North Carolina could cause us to have to cease operations in North Carolina." From time to time, we may also choose to operate in a state even if legislation or regulations cause us to lose money on our operations in that state. The passage of a 2002 Indiana statute, for example, established a rate structure at which we could not operate on a profitable basis. However, we continued to provide payday cash advances in the state while experiencing operating losses until a new, less restrictive, law was passed in March 2004. Any of these actions or events could have a material adverse effect on our business, results of operations and financial condition.

  Competition in the retail financial services industry could cause us to lose market share, possibly resulting in a decline in our future revenues and earnings.

        The industry in which we operate has low barriers to entry and is highly fragmented and very competitive. We believe that the market may become even more competitive as the industry grows and/or consolidates. We compete with services provided by traditional financial institutions, such as overdraft protection, and with other payday cash advance providers, small loan providers, credit unions, short-term consumer lenders, and other financial service entities and other retail businesses that offer consumer loans or other products and services that are similar to ours. We also compete with companies offering payday cash advances and short-term loans over the internet as well as by phone. Some of these competitors have larger local or regional customer bases, more locations and substantially greater financial, marketing and other resources than we have. As a result of this increasing competition, we could lose market share, possibly resulting in a decline in our future revenues and earnings.

  We are not permitted to process, market or service loans for lending bank customers who already have an outstanding payday cash advance which is processed, marketed and serviced by another company. As a result, our revenues and earnings potential may be adversely affected.

        In Texas, Republic also has a payday cash advance processing, marketing and servicing agency relationship with one of our competitors, ACE Cash Express, Inc., who has operated in Texas longer than we have and has more payday cash advance centers in Texas than we do. Because FDIC guidelines provide that a lending bank may only have one outstanding payday cash advance with an individual at a time, even if different agents are involved, we are not permitted to process, market or service outstanding payday cash advances that are provided by Republic and processed, marketed and serviced by ACE Cash Express, Inc. Our inability to expand our business in Texas or to compete effectively there could adversely affect our revenues and earnings potential. In addition, it is possible that the other lending banks may also have relationships with other processing, marketing and servicing agents, which could adversely affect our ability to operate in other jurisdictions, thereby adversely affecting our revenues and earnings potential.

  The concentration of our revenues in certain states could adversely affect us.

        Our cash advance centers operate in 34 states and, in the nine months ended September 30, 2004, our five largest states (measured by total revenues) accounted for approximately 42% of our total revenues, with California, our largest state (measured by total revenues), representing approximately 11% of our total revenues. While we believe we have a diverse geographic presence, for the near term we expect that significant revenues will continue to be generated by certain states, largely due to the currently prevailing economic, demographic, regulatory, competitive and other conditions in those states. Furthermore, our five largest states, as measured by revenues, are not in all instances our five largest states as measured by the number of payday cash advance centers operated. Changes to prevailing economic, demographic, regulatory or any other conditions in the markets in which we operate could lead to a reduction in demand for our payday cash advance services, a decline in our revenues or an increase in our provision for doubtful accounts and agency bank losses which could result in a deterioration of our financial condition.

  Media reports and public perception of payday cash advances as being predatory or abusive could materially adversely affect our business, results of operations and financial condition.

        Over the past few years, consumer advocacy groups and certain media reports have advocated governmental and regulatory action to prohibit or severely restrict payday cash advances. The consumer groups and media reports typically focus on the cost to a consumer for a payday cash advance. The consumer groups and media reports typically characterize these payday cash advances as predatory or abusive toward consumers. If this negative characterization of payday cash advances becomes widely accepted by consumers, demand for payday cash advance services could significantly decrease, which could materially adversely affect our business, results of operations and financial condition. Negative perception of payday cash advances or other activities could also result in increased regulatory scrutiny and increased litigation, and encourage restrictive local zoning rules and make it more difficult to obtain government approvals necessary to open new payday cash advance centers. These trends could materially adversely affect our business, results of operations and financial condition.

        Recently, we became aware that the CBS 60 Minutes II program is developing an investigative journalism segment on the payday cash advance industry. The story may give prominence to the current litigation against us and the investigation of us currently underway by the North Carolina Attorney General's office. In view of our pending initial public offering and the "quiet period" requirements under the federal securities laws, we have not spoken to representatives of 60 Minutes II. We are unable to predict when the story will air or what impact any such story may have on perceptions of our company and industry, consumer demand for payday cash advances or the level of regulatory and legal scrutiny of our business. A negative impact in any or all of these areas could materially adversely affect our business, results of operations and financial condition.

  If the lending banks' payday cash advance approval processes are flawed and more payday cash advances go uncollected, our provision for doubtful accounts and agency bank losses could increase because we may bear a significant amount of the payday cash advance losses under the agency business model. This would result in a decline in our future revenues and earnings, which could have a material adverse effect on our stock price.

        Our agreements with lending banks provide for us to process, market and service the lending banks' payday cash advances. The banks are responsible for evaluating each of their customers' applications and determining whether the payday cash advance is approved. We are not involved in the lending banks' payday cash advance approval process, are not involved in determining the approval procedures or criteria of the lending banks and do not fund or acquire any payday cash advances from the lending banks. Consequently, the lending banks' payday cash advances are not included in our payday cash advance portfolio nor are they reflected on our balance sheet within our advances and fees receivable, net. Under our processing, marketing and servicing agreements with the lending banks, the lending banks are contractually obligated for the losses on payday cash advances in an amount established as a percentage of the fees and/or interest charged by the lending banks to their customers on their payday cash advances. Depending upon the lending bank, this percentage currently ranges from 8.0% to 20.0%. In aggregate, this percentage was 6.5% for the year ended December 31, 2001, 7.3% for the year ended December 31, 2002, 10.1% for the year ended December 31, 2003, 8.9% for the nine months ended September 30, 2003 and 12.6% for the nine months ended September 30, 2004. If actual payday cash advance losses exceed the percentage specified in a lending bank's processing, marketing and servicing agreement with us, our processing, marketing and servicing fees are reduced by the excess through the provision for doubtful accounts and agency bank losses. If actual payday cash advance losses are less than the loss percentage specified in such agreement, our processing, marketing and servicing fees are increased by the difference through the provision for doubtful accounts and agency bank losses. As a result, if the amount of uncollected payday cash advances exceeds the lending bank's contractual obligation, we would likely be obligated to pay the lending bank the outstanding amount of the advances plus its fees and/or interest receivable on the advances, less its contractually obligated portion of the losses. As of September 30, 2004, this aggregate contingent liability amounted to $57.1 million and was not included on our balance sheet. If the banks' payday cash advance approval processes are flawed and the number of uncollected payday cash advances increases, our provision for doubtful accounts and agency bank losses could increase. This would result in a decline in our future revenues and earnings, which could have a material adverse effect on our stock price.

  The provision for doubtful accounts and agency bank losses may increase and net income may decrease if we are unable to collect customers' personal checks that are returned due to non-sufficient funds (NSF) in the customers' accounts or other reasons.

        In the year ended December 31, 2003, we deposited approximately 4.4% of all the customer checks we received and approximately 79% of these deposited customer checks were returned unpaid because of non-sufficient funds in the customers' bank accounts or because of closed accounts or stop-payment orders. Total charge-offs, net of recoveries, for the nine months ended September 30, 2004 and the year ended December 31, 2003 were approximately $54.7 million and $60.0 million, respectively. If the number of customer checks that we deposit increases or the percent of the customers' returned checks that we charge-off increases, our provision for doubtful accounts and agency bank losses will increase and our net income will decrease.

  We are subject to credit risk as a result of our arrangements with lending banks. The lending banks' failure to honor their obligations to us could have a material adverse effect on our business, results of operations and financial conditions.

        Under the agency business model, all charges of fees and/or interest paid by a lending bank's customers are deposited directly to the lending bank's bank account. We invoice the lending bank for the processing, marketing and servicing fees payable to us by such bank. In addition, each lending bank is responsible for making payments to us if actual payday cash advances losses are less than the bank's contractually obligated portion of the losses. We are subject to the risk that the lending banks may fail to pay all or a portion of the amounts due to us or that they fail to pay us on a timely basis. Any such failure could have a material adverse effect on our business, results of operations and financial condition.

  If our estimates of payday cash advance losses are not adequate to absorb losses, our provision for doubtful accounts and agency bank losses would increase. This would result in a decline in our future revenues and earnings, which could have a material adverse effect on our stock price.

        We maintain an allowance for doubtful accounts for estimated losses for payday cash advances we make directly to consumers under the standard business model and an accrual for excess bank losses for our share of losses on payday cash advances we process, market and service for lending banks under the agency business model. To estimate the appropriate allowance for doubtful accounts and accrual for excess bank losses, we consider the amount of outstanding payday cash advances owed to us, the amount of payday cash advances owed to the lending banks and serviced by us, historical payday cash advances we have charged off, our current collection patterns and the current economic trends in the markets we serve. As of September 30, 2004, our allowance for doubtful accounts was $28.2 million and our accrual for excess bank losses was $2.9 million. These amounts, however, are estimates, and if our actual payday cash advance losses are greater than our allowance for doubtful accounts or if the actual losses on the advances made by the lending banks are greater than our accrual for excess bank losses, our provision for doubtful accounts and agency bank losses would increase. This would result in a decline in our future revenues and earnings, which could have a material adverse effect on our stock price.

        With respect to the payday cash advances that we process, market and service for the lending banks, as of September 30, 2004, our aggregate contingent liability was $57.1 million and this amount was not included on our balance sheet. We could be obligated to pay this amount to the lending banks if the lending banks' payday cash advances were to become uncollectible. The accrual for excess bank losses that was reported in our accrued liabilities in our balance sheet was $2.9 million as of September 30, 2004. Our accrual for excess bank losses is, however, an estimate. If actual payday cash advance losses are greater than our recorded accrual for excess bank losses, our provision for doubtful accounts and agency bank losses would increase. This would result in a decline in our future revenues and earnings, which could have a material adverse effect on our stock price.

  Our ability to manage our growth may deteriorate, and our ability to execute our growth strategy may be adversely affected.

        We have experienced substantial growth in recent years. Our growth strategy, which is based on rapidly opening a large number of payday cash advance centers in existing and new markets, is subject to significant risks. We cannot assure you that we will be able to expand our market presence in our current markets or successfully enter new markets through the opening of new payday cash advance centers or acquisitions. Moreover, the start-up costs and the losses from initial operations attributable to each newly opened payday cash advance center place demands upon our liquidity and cash flow, and we cannot assure you that we will be able to satisfy these demands.

        In addition, our ability to execute our growth strategy will depend on a number of other factors, some of which may be beyond our control, including:

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  the prevailing laws and regulatory environment of each state in which we operate or seek to operate, which are subject to change at any time;

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  our ability to obtain and maintain any regulatory approvals, government permits or licenses that may be required;

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  the degree of competition in new markets and its effect on our ability to attract new customers;

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  our ability to compete for expansion opportunities in suitable locations;

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  our ability to recruit, train and retain qualified personnel;

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  our ability to adapt our infrastructure and systems to accommodate our growth; and

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  our ability to obtain adequate financing for our expansion plans.

        We cannot assure you that our systems, procedures, controls and existing space will be adequate to support expansion of our operations. Our growth has placed significant demands on all aspects of our business, including our administrative, technical and financial personnel and systems. Additional expansion may further strain our management, financial and other resources. Our future results of operations will substantially depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems. In addition, we cannot assure you that we will be able to implement our business strategy profitably in geographic areas we do not currently serve.

  We have substantial existing debt and may incur additional debt, which could adversely affect our business, results of operations and financial condition by limiting our ability to obtain financing in the future and react to changes in our business.

        We have, and will continue to have, a significant amount of debt and may incur additional debt in the future. As of September 30, 2004, after giving pro forma effect to the application of our net proceeds from this offering to repay approximately $180.6 million of our outstanding debt, our total debt would have been approximately $69.7 million and our stockholders' equity would have been approximately $264.4 million. Our significant amount of debt could have important consequences to our business. For example, it could:

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  restrict our operational flexibility through restrictive covenants that will limit our ability to make acquisitions, explore certain business opportunities, dispose of assets and take other actions;

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  limit our flexibility in planning for, or reacting to, changes in our business;

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  limit our ability to borrow additional funds in the future, if we need them, due to applicable financial and restrictive covenants in our debt instruments;

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  make us vulnerable to interest rate increases, because a portion of our borrowings is, and will continue to be, at variable rates of interest;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt obligations, which will reduce our funds available for working capital, capital expenditures and our growth strategy; and

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  place us at a disadvantage compared to our competitors that have proportionately less debt.

        The terms of our debt limit our ability to incur additional debt but do not prohibit us from incurring additional debt. If current debt levels increase, the related risks that we now face will also increase.

        If we fail to generate sufficient cash flow from future operations to meet our debt service obligations, we may need to seek refinancing of all or a portion of our indebtedness or obtain additional financing in order to meet our obligations with respect to our indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing on satisfactory terms or at all, particularly because of our high levels of debt and the debt incurrence restrictions imposed by the terms of our debt.

  We depend on loans from banks to operate our business. If banks decide to stop making loans to companies in the payday cash advance services industry, it could have a material adverse affect on our business, results of operations and financial condition.

        We depend on borrowings under our revolving credit facility to fund payday cash advances, capital expenditures to build new centers and other needs. Recently, a major regional bank revised its credit policies to prohibit future loans to companies engaged in the payday cash advance services or car title lending industries. This bank's announcement of its decision to forego lending to companies in these industries was contained in a letter that the bank filed with the Federal Reserve Board in connection with the bank's application for approval of a pending acquisition. The bank's letter referred to comments filed by certain consumer advocacy organizations in connection with the bank's application, and stated that it had revised its credit policies "after considering the potential reputational risks and consumer harm" that could result from lending to companies in these industries. While this bank is not one of our existing lenders under our revolving credit facility, if our current or potential credit banks decided not to lend money to companies in the payday cash advance services industry, we could face higher borrowing costs, limitations on our ability to grow our business as well as possible cash shortages, any of which could have a material adverse effect on our business, results of operations and financial condition.

  Our revolving credit facility contains restrictions and limitations that could significantly affect our ability to operate our business.

        Our revolving credit facility contains a number of significant covenants that could adversely affect our business. These covenants restrict our ability, and the ability of our subsidiaries to, among other things:

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  incur additional debt;

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  create liens;

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  effect mergers or consolidations;

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  make investments, acquisitions or dispositions;

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  pay dividends or make other payments;

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  enter into certain sale and leaseback transactions;

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  become subject to further restrictions on the creation of liens;

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  have foreign subsidiaries; and

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  issue our stock in an initial public offering unless we receive enough net proceeds to prepay our subordinated debt.

        The breach of any covenants or obligation in our revolving credit facility will result in a default. If there is an event of default under our revolving credit facility, the lenders under the revolving credit facility could cause all amounts outstanding thereunder to be due and payable, subject to applicable grace periods. This could trigger cross-defaults under our other existing or future debt instruments. As a result, our ability to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might further our growth strategy. If we are unable to repay, refinance or restructure our indebtedness under our revolving credit facility, the lenders under that facility could proceed against the collateral securing that indebtedness. Our obligations under the revolving credit facility are guaranteed by each of our existing and future subsidiaries. The borrowings under the revolving credit facility and the subsidiary guarantees are secured by substantially all of our assets and the assets of the subsidiary guarantors. In addition, borrowings under the revolving credit facility are secured by a pledge of substantially all of the capital stock, or similar equity interests, of the subsidiary guarantors. In the event of our insolvency, liquidation, dissolution or reorganization, the lenders under our revolving credit facility and any other existing or future debt of ours would be entitled to payment in full from our assets before distributions, if any, were made to our stockholders.

  We are a holding company with no operations of our own and we depend on our subsidiaries for cash. If our subsidiaries do not generate a sufficient amount of cash that they can provide to us, our liquidity and ability to service our indebtedness, fund our operations or pay dividends on our common stock would be harmed, any of which could have a material adverse effect on our business, results of operations and financial condition.

        We have no operations of our own and derive substantially all of our cash flow and liquidity from our subsidiaries and from our borrowings. We have substantial contractual commitments and debt service obligations. We depend on distributions from our subsidiaries and borrowings to meet our contractual commitments and debt service obligations and to pay dividends on our common stock. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us to enable us to meet our contractual commitments, to pay our indebtedness, to pay dividends on our common stock or to fund our other liquidity needs. Certain states require us to maintain some minimum net worth or liquidity based on the number of payday cash advance centers we operate in the state and other factors. These requirements may restrict our subsidiaries' ability to pay dividends or make other distributions to us. In order to comply with these requirements, we were required to maintain cash and cash equivalents at our subsidiaries in an aggregate amount of $10.2 million as of December 31, 2003 and $9.0 million as of September 30, 2004. In addition, if we undertake additional expansion efforts in the future, our cash requirements may increase significantly. Because of this, we may not have enough cash flow to meet our future liquidity needs, which may have a material adverse effect on our business, results of operations and financial condition.

  Our business is seasonal in nature, which causes our revenues, collection rates and earnings to fluctuate. These fluctuations could have a material adverse effect on our results of operations and stock price.

        Our business is seasonal due to the impact of fluctuating demand for payday cash advances and fluctuating collection rates throughout the year. Demand has historically been highest in the third and fourth quarters of each year, corresponding to the back-to-school and holiday seasons, and lowest in the first quarter of each year, corresponding to our customers' receipt of income tax refunds. Our provision for doubtful accounts and agency bank losses, allowance for doubtful accounts and accrual for excess bank losses are historically lowest as a percentage of revenues in the first quarter of each year, corresponding to our customers' receipt of income tax refunds, and increase as a percentage of revenues for the remainder of each year. This seasonality requires us to manage our cash flows over the course of the year. If our revenues or collections were to fall substantially below what we would normally expect during certain periods, our ability to service our debt, pay dividends on our common stock and meet our other liquidity requirements may be adversely affected, which could have a material adverse effect on our results of operations and stock price.

        In addition, our quarterly results have fluctuated in the past and are likely to continue to fluctuate in the future because of these seasonal fluctuations. If they do so, our quarterly revenues and results of operations may be difficult to forecast. This difficulty in forecasting could cause our future quarterly results of operations to not meet the expectations of securities analysts or investors. Our failure to meet quarterly expectations could cause a material drop in the market price of our common stock.

  Because we maintain a significant supply of cash in our payday cash advance centers, we may be subject to cash shortages due to employee and third-party theft and errors. We also may be subject to liability as a result of crimes at our centers.

        Since our business requires us to maintain a significant supply of cash in each of our payday cash advance centers, we are subject to the risk of cash shortages resulting from employee and third-party theft and errors. Although we have implemented various programs to reduce these risks, maintain insurance coverage for theft and provide security for our employees and facilities, we cannot assure you that employee and third-party theft and errors will not occur. Cash shortages from employee and third-party theft and errors were approximately $876,000 (0.21% of total revenues) in the nine months ended September 30, 2004, $1.7 million (0.4% of total revenues) in 2003 and $2.2 million (0.6% of total revenues) in 2002. Theft and errors could lead to cash shortages and could adversely affect our business, results of operations and financial condition. It is also possible that crimes such as armed robberies may be committed at our payday cash advance centers. We could experience liability or adverse publicity arising out of such crimes. For example, we may be liable if an employee, customer or bystander suffers bodily injury, emotional distress or death. Any such event may have a material adverse effect on our business, results of operations and financial condition.

  Any disruption in the availability of our information systems could adversely affect operations at our payday cash advance centers.

        We rely upon our information systems to manage and operate our payday cash advance centers and business. Each payday cash advance center is part of an information network that is designed to permit us to maintain adequate cash inventory, reconcile cash balances on a daily basis and report revenues and expenses to our headquarters. Our back-up systems and security measures could fail to prevent a disruption in our information systems. Any disruption in our information systems could adversely affect our business, results of operations and financial condition.

  If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results and comply with the Sarbanes-Oxley Act of 2002.

        Effective internal controls are necessary for us to provide reliable financial reports, including reports on internal controls required under the Sarbanes-Oxley Act of 2002, and assist in the prevention of fraud. If we cannot provide reliable financial reports, our results of operations could be misstated and our reputation may be harmed. Historically, we may not have maintained a system of internal controls that was adequate for a public company, and in preparing the financial statements included in this prospectus we placed only limited reliance on our historical internal control structure. We cannot assure you that the measures we have taken to date or any future measures will ensure that we will be able to implement and maintain adequate controls over our future financial processes and reporting. If we are unable to implement and maintain adequate internal controls in the future, our business, results of operations and financial condition could be materially adversely affected.

  Our centralized headquarters functions are susceptible to disruption by catastrophic events, which could have a material adverse effect on our business, results of operations and financial condition.

        Our headquarters building is located in Spartanburg, South Carolina. Our information systems and administrative and management processes are primarily provided to our zone and regional management and to our payday cash advance centers from this centralized location, and they could be disrupted if a catastrophic event, such as a tornado, power outage or act of terror, destroyed or severely damaged our headquarters. Any of these catastrophic events could have a material adverse effect on our business, results of operations and financial condition.

  Potential future acquisitions could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our business, results of operations and financial condition.

        We may consider acquisitions of companies, technologies and products that we feel could accelerate our ability to compete or allow us to enter new markets. Acquisitions involve numerous risks, including:

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  difficulties in integrating operations, technologies, accounting and personnel;

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  difficulties in supporting and transitioning customers of our acquired companies;

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  diversion of financial and management resources from existing operations;

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  risks of entering new markets;

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  potential loss of key employees; and

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  inability to generate sufficient revenues to offset acquisition costs.

        Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairments in the future that could harm our financial results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted, which could affect the market price of our stock. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate, either of which could have a material adverse effect on our business, results of operations and financial condition.

  If we lose key management or are unable to attract and retain the talent required for our business, our business, results of operations and financial condition could suffer.

        Our future success depends to a significant degree upon the members of our senior management, particularly William M. Webster IV, our Chief Executive Officer, John T. Egeland, our President, and John I. Hill, our Executive Vice President and Chief Financial Officer. Mr. Webster is our co-founder and has been instrumental in the development of the regulatory and legislative framework in which we operate. Messrs. Egeland and Hill have been instrumental in procuring capital and executing our growth strategies and in providing expertise in managing our operations. The loss of the services of one or more members of senior management could harm our business and development. None of Messrs. Webster, Egeland or Hill has an employment agreement with us, and we do not maintain key man life insurance policies with respect to any of our employees. Our continued growth also will depend upon our ability to attract and retain additional skilled management personnel. If we are unable to attract and retain personnel as needed in the future, our business, results of operations and financial condition could suffer.

  Regular turnover among our managers and employees at our payday cash advance centers makes it more difficult for us to operate our payday cash advance centers and increases our costs of operations, which could have an adverse effect on our business, results of operations and financial condition.

        In the year ended December 31, 2003, the turnover among our payday cash advance center managers was approximately 46% and among our other payday cash advance center employees was approximately 92%. Approximately 50% of the turnover has traditionally occurred in the first six months following the hire date of our payday cash advance center managers and employees. This turnover increases our cost of operations and makes it more difficult to operate our payday cash advance centers. If we are unable to retain our employees in the future, our business, results of operations and financial condition could be adversely affected.

  We used to be taxed as an S corporation under Subchapter S of the Internal Revenue Code and claims of taxing authorities related to our prior status as an S corporation could harm us.

        Since October 1, 2001, we have been taxed as a "pass-through" entity under Subchapter S of the Internal Revenue Code. Following this offering, we will be taxed as a C corporation under Subchapter C of the Internal Revenue Code, which is applicable to most corporations and treats the corporation as an entity that is separate and distinct from its stockholders. If our tax returns for the years in which we were an S corporation were to be audited by the Internal Revenue Service or another taxing authority and we were determined not to have qualified for, or to have violated, our S corporation status, we could be obligated to pay back taxes, interest and penalties. These amounts could include taxes on all of our net income while we were an S corporation (which was approximately $199.0 million from October 1, 2001 through September 30, 2004 and could also include any additional net income through the termination of our S corporation status in connection with this offering). Any such claims could result in additional costs to us and could have a material adverse effect on our business, results of operations and financial condition.

  Unauthorized use of our intellectual property by third parties may damage our brand.

        Unauthorized use of our intellectual property by third parties may damage our brand and our reputation and could result in a loss of customers. It may be possible for third parties to obtain and use our intellectual property without our authorization. Third parties have in the past infringed or misappropriated our intellectual property or similar proprietary rights. For example, competitors of ours have used our name and other trademarks of ours on their websites to advertise their financial services. We believe infringements and misappropriations will continue to occur in the future.

Risks Related to Our Common Stock and this Offering

        There has been no prior public market for our common stock, and an active trading market may not develop.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters on the one hand and the selling stockholders and us on the other. This price may not reflect the market price of our common stock following this offering. An active trading market may not develop following completion of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. We cannot assure you that the market price will equal or exceed the public offering price of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

  Our executive officers, directors and existing stockholders may be able to exert significant control over our future direction.

        After this offering, our executive officers, directors and existing stockholders will together control approximately 74% of our outstanding common stock. As a result, these stockholders, if they act together, may be able to control, as a practical matter, all matters requiring our stockholders' approval, including the election of directors and approval of significant corporate transactions. As a result, this concentration of ownership may delay, prevent or deter a change in control, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or its assets and might reduce the market price of our common stock.

  Investors will incur immediate and substantial dilution in the book value of their investment.

        The initial public offering price will be substantially higher than the net tangible book value per share of the outstanding common stock. If you purchase shares of our common stock, you will incur immediate and substantial dilution in the amount of $12.36 per share, based on an assumed initial public offering price of $14.00 per share, which is the mid-point of the initial public offering price range set forth on the cover of this prospectus.

  The use of our common stock to fund acquisitions or to refinance debt incurred for acquisitions could dilute existing shares.

        From time to time, we may consider opportunities to acquire payday cash advance companies or businesses. Future acquisitions, if any, could provide for consideration to be paid in cash, shares of our common stock, or a combination of cash and shares. If the consideration for an acquisition is paid in common stock, existing stockholders' investments could be diluted. Furthermore, we may decide to incur debt to fund all or part of the costs of an acquisition and may later issue additional shares of common stock to reduce that debt or to provide funds for future acquisitions. The issuance of additional shares of common stock for those purposes would also dilute our existing stockholders' investments.

  Applicable laws and our certificate of incorporation and bylaws may discourage takeovers and business combinations that our stockholders might consider in their best interest.

        State laws and our certificate of incorporation and bylaws may delay, defer, prevent or render more difficult a takeover attempt that our stockholders might consider in their best interests. For instance, they may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

        State laws and our certificate of incorporation and bylaws may also make it difficult for stockholders to replace or remove our directors. These provisions may facilitate entrenchment of directors which may delay, defer or prevent a change in our control, which may not be in the best interests of our stockholders.

        The following provisions that are included in our certificate of incorporation and bylaws have anti-takeover effects and may delay, defer or prevent a takeover attempt that our stockholders might consider in their best interests. In particular, our certificate of incorporation and bylaws:

  •
  permit our board of directors to issue one or more series of preferred stock;

  •
  prohibit stockholders from filling vacancies on our board of directors;

  •
  prohibit stockholders from calling special meetings of stockholders and from taking action by written consent;

  •
  impose advance notice requirements for stockholder proposals and nominations of directors to be considered at stockholder meetings; and

  •
  require the approval by the holders of at least 80% of the voting power of our outstanding capital stock entitled to vote on the matter for the stockholders to amend the provisions of our bylaws and certificate of incorporation described in the second through fourth bullet points above and in this bullet point.

        In addition, many of our subsidiaries are licensed by, and subject to, the regulatory and supervisory jurisdiction of the states where they do business. Under change in control statutes of some of these states, any person, acting alone or with others, who is seeking to acquire, directly or indirectly, 5% or more of our outstanding common stock may need to be approved by the authorities within those states. As a result, prospective investors who intend to acquire a substantial portion of our common stock may need to be aware of and to comply with those state requirements, to the extent applicable.

        In addition, Section 203 of the General Corporation Law of the State of Delaware may limit the ability of an "interested stockholder" to engage in business combinations with us. An interested stockholder is defined to include persons owning 15% or more of our outstanding voting stock.

  We can redeem your common stock if you are or if you become a disqualified person.

        Federal and state laws and regulations applicable to providers of payday cash advance services may now or in the future restrict direct or indirect ownership or control of providers of payday cash advance services by disqualified persons (such as convicted felons). Our certificate of incorporation provides that we may redeem shares of your common stock to the extent deemed necessary or advisable, in the sole judgment of our board of directors, to prevent the loss of, or to secure the reinstatement or renewal of, any license or permit from any governmental agency that is conditioned upon some or all of the holders of our common stock possessing prescribed qualifications or not possessing prescribed disqualifications. The redemption price will be the average closing sale price per share of our common stock during the 20-trading-day period ending on the second business day preceding the redemption date fixed by our board of directors. At the discretion of our board of directors, the redemption price may be paid in cash, debt or equity securities or a combination of cash and debt or equity securities.

  Sales of a substantial number of shares of our common stock following this offering may adversely affect the market price of our common stock and the issuance of additional shares will dilute all other stockholdings.

        Sales of a substantial number of shares of our common stock in the public market or otherwise following this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock. After completion of this offering, there will be approximately 84 million shares of our common stock outstanding. Of our outstanding shares, the shares of common stock sold in this offering will be freely tradable in the public market, except for any shares sold to our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the Securities Act), and, if the purchaser acquires in excess of 100 shares, any shares purchased through our directed share program will be subject to 180-day lock-up agreements and restrictions imposed by the National Association of Securities Dealers, Inc., or NASD. The 61,499,994 shares of our common stock outstanding prior to this offering that are not being sold in this offering, and prior to our issuance of 776,728 shares in connection with our acquisition of two airplanes that we use and the entity that owns our headquarters building, will also be saleable to the public under Rule 144. In addition, our certificate of incorporation permits the issuance of up to approximately 166 million additional shares of common stock after this offering. Thus, we have the ability to issue substantial amounts of common stock in the future, which would dilute the percentage ownership held by the investors who purchase our shares in this offering. See "Shares Eligible for Future Sale" for further information regarding circumstances under which additional shares of our common stock may be sold.

        We, each of our directors and senior officers, and our selling stockholders have agreed, with limited exceptions, that we and they will not, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, among other things, directly or indirectly, offer to sell, sell or otherwise dispose of any shares of our common stock or file a registration statement with the SEC relating to the offering of any shares of our common stock.

        Upon consummation of this offering, certain of our existing stockholders will enter into a registration rights agreement with us. Pursuant to that registration rights agreement, and after the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, these stockholders may demand that we register under the Securities Act for resale all or a portion of the approximately 36 million shares of our common stock held by the stockholders who are a party to that agreement. Registration of the sale of these shares of our common stock would facilitate their sale into the public market. If, upon the expiration of the 180-day lock-up period, any of the existing stockholders sell a large number of shares, the market price of our common stock could decline.

        Assuming the underwriters do not exercise their over-allotment option, immediately after the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus unless waived earlier by Morgan Stanley & Co. Incorporated, up to 61,499,994 of the shares outstanding prior to this offering will be eligible for future sale in the public market at prescribed times pursuant to Rule 144 under the Securities Act, or otherwise. Sales of a significant number of these shares of common stock in the public market could reduce the market price of the common stock.

        Shares registered under a registration statement on Form S-8 to be filed by us prior to or after the consummation of this offering will be available for sale into the public markets, subject to the vesting of restricted stock and to the exercise of any future issued options, if any.

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. All statements other than historical information or statements of current condition contained in this prospectus, including statements regarding our future financial performance, our business strategy and expected developments in the payday cash advance services industry, are forward-looking statements. The words "expect," "intend," "plan," "believe," "project," "anticipate," "may," "will," "should," "would," "could," "estimate," "continue" and similar expressions are intended to identify forward-looking statements.

        We have based these forward-looking statements on management's current views and expectations. Although we believe that the current views and expectations reflected in these forward-looking statements are reasonable, those views and expectations, and the related statements, are inherently subject to risks, uncertainties and other factors, many of which are not under our control and may not even be predictable. These risks, uncertainties and other factors could cause the actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and factors include, but are not limited to:

  •
  our relationships with the lending banks and with the banks party to our revolving credit facility;

  •
  federal and state governmental regulation of payday cash advance services, short-term consumer lending and related financial services businesses;

  •
  current and future litigation and regulatory proceedings against us, including but not limited to those against us in Florida, Georgia and North Carolina;

  •
  the possibility that we may have to permanently cease our operations in Georgia and North Carolina;

  •
  theft and employee errors;

  •
  the availability of adequate financing, suitable payday cash advance centers and experienced management employees to implement our growth strategy;

  •
  the accuracy of our estimates of payday cash advance losses;

  •
  increases in interest rates, which would increase our borrowing costs;

  •
  the fragmentation of the payday cash advance services industry and competition from various other sources, such as other payday cash advance providers, small loan providers, short-term consumer lenders, banks, savings and loans and other similar financial services entities, as well as retail businesses that offer consumer loans or other products or services similar to those offered by us;

  •
  customer demand and response to services offered at our payday cash advance centers;

  •
  our lack of product and business diversification; and

  •
  the other matters set forth under "Risk Factors."

        We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our shares of common stock.

        You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail elsewhere in this prospectus, including under "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PRIOR S CORPORATION STATUS

        Because we have been an S corporation for federal and certain state income tax purposes, our income has been allocated to our individual stockholders rather than to us. We will terminate our S corporation status in connection with the closing of this offering and will thereafter be taxed as a C corporation for federal and state income tax purposes. In contemplation of the termination of our S corporation status, we have paid a number of dividends to our existing stockholders, as described in "Dividend Policy."

        In addition, as a result of the revocation of our S corporation status in connection with this offering, we will record a net deferred tax liability and a corresponding income tax expense on the revocation date. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Prior S Corporation Status."

USE OF PROCEEDS

        We estimate that the net proceeds we will receive from the sale of 14,333,333 shares of common stock by us in this offering will be approximately $180.6 million, at an assumed initial public offering price of $14.00 per share, which is the mid-point of the initial public offering price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated unpaid offering expenses.

        We intend to use substantially all of the approximately $180.6 million in net proceeds we receive from the sale of shares of common stock by us in this offering to repay outstanding debt as follows:

  •
  approximately $112.2 million will be used to repay borrowings under our revolving credit facility, which matures on July 16, 2009 and bears interest at variable rates;

  •
  approximately $30.7 million will be used to repay all of the outstanding subordinated debt we issued in connection with our acquisition of the National Cash Advance group of affiliated companies in 1999, which we refer to as the National Cash Advance subordinated debt, which matures on October 15, 2007 and bears interest at an annual interest rate of 13%;

  •
  approximately $19.2 million will be used to repay all of the outstanding subordinated debt we issued to repurchase some of our common stock, which we refer to as the stock repurchase subordinated debt, approximately $16.4 million of which matures on October 15, 2007 and bears interest at an annual interest rate of 13% and approximately $2.8 million of which matures upon settlement of certain liabilities retained by the sellers of the National Cash Advance group of affiliated companies to us and bears interest at an annual interest rate of 13%; and

  •
  approximately $18.5 million will be used to repay all of the outstanding subordinated debt we issued to our stockholders from time to time, which we refer to as the notes payable to stockholders, which mature on October 15, 2007 and bear interest at annual interest rate of 13%.

        We intend to use any remaining net proceeds we receive to repay additional borrowings under our revolving credit facility. As of September 30, 2004, we had approximately $160.3 million of borrowings outstanding on our revolving credit facility and approximately $5.4 million of letters of credit outstanding, leaving approximately $99.3 million available for future borrowings. As of September 30, 2004, after giving pro forma effect to (1) $15.4 million of additional borrowings under our revolving credit facility to repay subordinated debt that matured on October 15, 2004 and (2) the repayment of approximately $112.2 million of borrowings under this facility with proceeds that we receive from this offering, approximately $196.1 million would have been available for future borrowings under this facility. Any portion of our revolving credit facility that is repaid may be borrowed again in the future.

        For a description of our revolving credit facility and the subordinated debt to be repaid with the net proceeds we receive from this offering, see "Description of Senior Bank Debt, Other Long-Term Debt Obligations and Mortgage Payable" on page 116.

        We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders in this offering.

DIVIDEND POLICY

        Upon the completion of this offering, our board of directors currently intends to adopt a policy of paying a quarterly cash dividend on each share of our common stock of 0.625% of the average of the closing sale prices of our common stock on the New York Stock Exchange on the last ten trading days of the prior quarter, not to exceed $.09 per share of common stock per quarter unless our board of directors determines otherwise, commencing the first quarter of 2005. Any determination to pay dividends, and the amounts of any dividends, will be at the sole discretion of our board of directors and will depend upon many factors, including:

  •
  our subsidiaries' payment of dividends and other distributions to us;

  •
  our net income, results of operations and cash flows and our other cash needs;

  •
  our financial position and capital requirements;

  •
  general business conditions and the outlook for our company;

  •
  any legal, tax, regulatory and contractual restrictions on the payment of dividends, including restrictions under our revolving credit facility; and

  •
  any other factors our board of directors deems relevant.

We are not required to pay any dividends, and our board of directors may at any time modify or revoke our dividend policy.

        We paid cash dividends to our existing stockholders of approximately all of the income we earned while we were an S corporation and on which the existing stockholders were taxed. These cash dividends included approximately $79.2 million in the nine months ended September 30, 2004, $101.5 million in the year ended December 31, 2003 and $40.0 million in the year ended December 31, 2002. Of such cash dividends, approximately $22.2 million, $37.5 million and $30.0 million, respectively, was paid to enable our existing stockholders to make tax payments on our income or represented amounts that we paid directly to state taxing authorities on behalf of these stockholders. Tax distributions have historically been set at approximately 43% of our net income, which approximates the effective tax rate applicable to our existing stockholders. Prior to the closing of this offering, we expect to pay approximately $465,000 to state taxing authorities for certain estimated taxes owed by our existing stockholders on our income through September 30, 2004.

        We are a holding company and have no direct operations. As a result, our ability to pay dividends depends primarily on our receiving dividends and/or other distributions from our subsidiaries. There are certain contractual and regulatory limitations affecting the ability of our subsidiaries to pay dividends and make other distributions to us and on our ability to pay dividends to our stockholders. There are no assurances of our ability to pay dividends in the future. See "Risk Factors—Risks Related to Our Business and Industry—We are a holding company with no operations of our own and we depend on our subsidiaries for cash. If our subsidiaries do not generate a sufficient amount of cash that they can provide to us, our liquidity and ability to service our indebtedness, fund our operations or pay dividends on our common stock would be harmed, any of which could have a material adverse effect on our business, results of operations and financial condition." State regulations require that certain of our subsidiaries hold a minimum amount of cash and cash equivalents. As of September 30, 2004, our subsidiaries held approximately $9.0 million of cash and cash equivalents that was restricted. This amount is reflected as "Restricted Cash" in our consolidated balance sheet at such date. While there are no state regulatory restrictions on the payment of dividends by our subsidiaries, the regulatory cash maintenance requirements affect the amounts that we need to borrow under our revolving credit facility and therefore the ratio of our consolidated senior funded debt to our consolidated EBITDA (as these terms are defined in our revolving credit facility). Our revolving credit facility restricts our ability to pay dividends in the future depending on the absence of any default or event of default, our net income and the ratio of our consolidated senior funded debt to our consolidated EBITDA. See "Description of Senior Bank Debt, Other Long-Term Debt Obligations and Mortgage Payable" beginning on page 116 for a description of the quarterly tests applicable under our revolving credit facility for the payment of dividends.

CAPITALIZATION

        Set forth below is our cash and cash equivalents and total capitalization as of September 30, 2004, on an actual basis and as adjusted to give effect to the following events as if such events had occurred on September 30, 2004:

  •
  the issuance by us of shares of common stock to our Chairman, certain of our stockholders and affiliated parties simultaneously with the closing of this offering at the initial public offering price in connection with our acquisition of certain aircraft that we use and the entity that owns our headquarters building, as described under "Certain Relationships and Related Party Transactions," which, assuming an initial public offering price of $14.00 per share (the midpoint of the price range set forth on the cover of this prospectus), will result in the issuance of 776,728 shares of common stock;

  •
  the grant and assumed issuance by us of restricted shares of common stock under our 2004 Omnibus Stock Plan to certain of our directors, officers and employees on the closing of this offering, which assuming an initial public offering price of $14.00 per share (the midpoint of the price range set forth on the cover of this prospectus), will result in the issuance of 249,990 shares of common stock;

  •
  the recording of a net deferred tax liability of approximately $7.2 million as of September 30, 2004, arising from the termination of our S corporation status (the actual amount of the net deferred tax liability will be determined after giving effect to our operating results through the date of termination of our S corporation status and will be reflected in our results for the quarter during which our S corporation status is terminated);

  •
  $15.4 million of additional borrowings after September 30, 2004 under our revolving credit facility and the application of the proceeds of such borrowings to repay certain subordinated debt that matured on October 15, 2004; and

  •
  this offering and the application of the approximately $180.6 million in estimated net proceeds to us from this offering as described under "Use of Proceeds."

        You should read this table in conjunction with "Use of Proceeds," "Selected Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes that are included elsewhere in this prospectus.

	As of September 30, 2004
	Actual	As adjusted
	(Dollars in thousands)
	(unaudited)
Cash and cash equivalents	$8,136	$8,136

Short-term debt:
Current portion of National Cash Advance subordinated debt	$11,578	$—
Current portion of stock repurchase subordinated debt	3,832	—
Current portion of mortgage payable	326	326

Total short-term debt	15,736	326

Long-term debt:
Revolving credit facility(1)	160,299	63,444
National Cash Advance subordinated debt, excluding current portion	30,664	—
Stock repurchase subordinated debt, excluding current portion	19,157	—
Notes payable to stockholders	18,558	—
Mortgage payable	6,272	6,272

Total long-term debt	234,950	69,716

Stockholders' equity(2):
Preferred stock, par value $.01 per share, 25,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—	—
Common stock, par value $.01 per share, 250,000,000 shares authorized, 81,530,159 shares issued and 68,666,661 shares outstanding, actual; 96,890,210 shares issued and 84,026,712 shares outstanding, as adjusted	815	969
Additional paid in capital	78,720	274,652
Treasury stock at cost	(37,723)	(37,723)
Retained earnings	38,756	26,556

Total stockholders' equity	80,568	264,454

Total capitalization	$331,254	$334,496

(1)
Does not include letters of credit outstanding of approximately $5.4 million as of September 30, 2004.

(2)
Gives effect to the amendment and restatement of our certificate of incorporation and (i) our 500,000-for-1 split of our common stock, by means of a stock dividend, which we effected on August 11, 2004, and (ii) our 0.908439145-for-1 reverse split of our common stock, which we effected on November 23, 2004.

DILUTION

        The net tangible book value of our common stock as of September 30, 2004 was a deficit of approximately $46.4 million, or a deficit of $.68 per share of our common stock. Net tangible book value per share represents the amount of our total tangible assets (which excludes goodwill and debt issuance costs) minus our total liabilities, divided by the 68,666,661 shares of our common stock that were outstanding as of September 30, 2004. As of such date, the pro forma net tangible book value of our common stock was a deficit of approximately $42.8 million, or $.61 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets minus our total liabilities, divided by the shares of our common stock outstanding, after giving effect to (i) the issuance by us of shares of common stock to our Chairman, certain of our stockholders and affiliated parties simultaneously with the closing of this offering at the initial public offering price in connection with our acquisition of certain aircraft that we use and the entity that owns our headquarters building, as described under "Certain Relationships and Related Party Transactions," which, assuming an initial public offering price of $14.00 per share (the midpoint of the price range set forth on the cover of this prospectus), will result in the issuance of 776,728 shares of common stock, (ii) the grant and assumed issuance by us of restricted shares of common stock under our 2004 Omnibus Stock Plan to certain of our directors, officers and employees on the closing of this offering, which assuming an initial public offering price of $14.00 per share (the midpoint of the price range set forth on the cover of this prospectus), will result in the issuance of 249,990 shares of common stock, and (iii) the recording of a net deferred tax liability of approximately $7.2 million as of September 30, 2004, arising from the termination of our S corporation status (the actual amount of the net deferred tax liability will be determined after giving effect to our operating results through the date of termination of our S corporation status and will be reflected in our results for the quarter during which our S corporation status is terminated). After giving effect to the sale of 14,333,333 shares of our common stock in this offering at an assumed initial public offering price of $14.00 per share, which is the mid-point of the initial public offering price range set forth on the cover of this prospectus, our pro forma as adjusted net tangible book value on September 30, 2004 would have been approximately $137.5 million, or $1.64 per share. This represents an immediate increase in pro forma net tangible book value of $2.32 per share to our existing stockholders and an immediate dilution of $12.36 per share to new investors who purchase our common stock in this offering at the assumed initial public offering price. The following table shows this immediate per share dilution:

Assumed initial public offering price per share		$14.00
Pro forma net tangible book value per share on September 30, 2004, before giving effect to this offering	$(.68)
Increase in pro forma net tangible book value per share attributable to this offering	2.32

Pro forma as adjusted net tangible book value per share on September 30, 2004, after giving effect to this offering		1.64

Dilution in pro forma net tangible book value per share to new investors		$12.36

        The following table summarizes, as of September 30, 2004, the differences between the average price per share paid by our existing stockholders and by new investors purchasing shares of common stock from us in this offering at the assumed initial public offering price of $14.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration
					Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	68,666,661	83%	$51,809,980	21%	$.75
New investors	14,333,333	17%	200,666,662	79%	$14.00

Total	82,999,994	100%	$252,476,642	100%

        The sale of shares by selling stockholders in this offering reduces the shares of common stock held by existing stockholders to 61,499,994 shares, or 74% of the aggregate number of shares of common stock outstanding after this offering, and increases the shares held by new investors to 21,500,000 shares, or 26% of the aggregate number of shares of common stock outstanding after this offering. If the underwriters fully exercise their over-allotment option, the number of shares of common stock held by our existing stockholders will be reduced to 58,274,994 shares, or 70% of the aggregate number of shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors will increase to 24,725,000, or 30% of the aggregate number of shares of common stock outstanding after this offering. The above table and the discussion in this paragraph do not include the shares of common stock that will be issued in connection with our purchase of certain aircraft and our headquarters, as described under "Certain Relationships and Related Party Transactions", or the grant of restricted shares of common stock under the 2004 Omnibus Stock Plan.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following tables set forth our selected consolidated financial information and other financial and statistical data for the periods ended and as of the dates indicated. You should read this information in conjunction with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

        We derived the following selected consolidated financial information as of December 31, 2002 and 2003 and for each of the years in the three-year period ended December 31, 2003 from our audited consolidated financial statements and the related notes included elsewhere in this prospectus. We derived the following selected consolidated financial information as of December 31, 2001, 2000 and 1999 and for each of the years in the two-year period ended December 31, 2000 from our audited consolidated financial statements and the related notes, which are not included elsewhere in this prospectus. We derived the following selected consolidated financial information as of and for the nine months ended September 30, 2004 and 2003 from our unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. These unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair statement of our financial position and results of operations for this period. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)	(unaudited)
	(Dollars in thousands, except per share data and other financial data)
Consolidated Financial Information
Statement of Operations Data:
Revenues:
Fees and interest charged to customers	$136,507	$279,990	$307,894	$298,432	$362,262	$260,272	$311,408
Processing, marketing and servicing fees	253	24,267	66,666	113,894	127,272	91,832	99,091

Total revenues	136,760	304,257	374,560	412,326	489,534	352,104	410,499
Provision for doubtful accounts and agency bank losses	(12,181)	(31,574)	(55,978)	(54,842)	(64,681)	(40,332)	(59,117)

Net revenues	124,579	272,683	318,582	357,484	424,853	311,772	351,382

Center expenses:
Salaries and related payroll costs	45,630	88,423	97,490	117,036	131,369	95,512	117,702
Occupancy costs	18,222	32,835	36,369	43,620	51,798	38,038	49,145
Center depreciation expense	4,683	7,643	8,619	10,416	11,603	8,685	10,150
Advertising expense	10,836	16,084	17,828	23,921	23,857	16,742	19,319
Other center expenses	15,193	24,102	32,520	35,078	41,300	30,394	34,149

Total center expenses	94,564	169,087	192,826	230,071	259,927	189,371	230,465

Center gross profit	30,015	103,596	125,756	127,413	164,926	122,401	120,917
Corporate and other expenses (income):
General and administrative expenses	22,194	33,945	36,598	33,578	36,434	26,597	32,180
Corporate depreciation expense	353	706	2,256	2,796	3,433	2,455	2,975
Amortization expense	4,140	11,948	9,796	—	—	—	—
Options purchase expense	—	—	—	21,462	3,547	103	—
Lending bank contract termination expense	—	—	—	—	6,525	6,525	—
Interest expense	3,979	19,047	15,529	14,973	15,983	11,807	12,729
Interest income	(222)	(183)	(110)	(318)	(86)	(68)	(116)
Loss on disposal of property and equipment	489	4,460	1,632	739	990	844	467
Transaction related expense	—	—	—	—	—	—	1,591

Income before income taxes and cumulative effect of a change in accounting principle	(918)	33,673	60,055	54,183	98,100	74,138	71,091
Income tax expense (1)	(8,637)	14,754	22,779	638	1,925	536	2,314

Income before cumulative effect of a change in accounting principle	7,719	18,919	37,276	53,545	96,175	73,602	68,777
Cumulative effect of a change in accounting for revenue recognition, net of income taxes of $2,364	—	3,034	—	—	—	—	—

Net income	$7,719	$21,953	$37,276	$53,545	$96,175	$73,602	$68,777

	Year Ended December 31,							Nine Months Ended September 30,
	1999		2000		2001	2002	2003	2003	2004
								(unaudited)	(unaudited)
	(Dollars in thousands, except per share data and other financial data)
Consolidated Financial Information (continued)
Per Share Data:
Net income per common share—basic
Income before cumulative effect of a change in accounting principle		$0.12		$0.23	$0.47	$0.78	$1.40	$1.07	$1.00
Cumulative effect of accounting change		—		0.04	—	—	—	—	—

Net income		$0.12		$0.27	$0.47	$0.78	$1.40	$1.07	$1.00

Net income per common share—diluted
Income before cumulative effect of a change in accounting principle		$0.12		$0.22	$0.44	$0.71	$1.40	$1.07	$1.00
Cumulative effect of accounting change		—		0.04	—	—	—	—	—

Net income		$0.12		$0.26	$0.44	$0.71	$1.40	$1.07	$1.00

Cash dividends paid per common share		$—		$—	$—	$0.58	$1.48	$0.79	$1.15

Weighted average number of shares outstanding:
—basic		62,311,385		81,488,910	79,797,318	69,041,915	68,666,661	68,666,661	68,666,661
Effect of dilutive options		2,265,181		3,576,636	4,107,960	5,896,234	119,851	179,744	—

—diluted		64,576,566		85,065,546	83,905,278	74,938,149	68,786,512	68,846,405	68,666,661

Pro Forma Data (unaudited):
Historical income before taxes	$	N/A	$	N/A	$60,055	$54,183	$98,100	$74,138	$71,091
Pro forma income tax expense (2)		N/A		N/A	24,269	21,791	38,953	29,465	28,577

Income before cumulative effect of a change in accounting principle adjusted for pro forma income tax expense		7,719		18,919	35,786	32,392	59,147	44,673	42,514
Cumulative effect of a change in accounting principle for revenue recognition, net of income taxes of $2,364 (3)		—		3,034	—	—	—	—	—

Net income adjusted for pro forma income tax expense		$7,719		$21,953	$35,786	$32,392	$59,147	$44,673	$42,514

Pro forma net income per common share—basic							$0.86		$0.62
Pro forma net income per common share—diluted							$0.86		$0.62
Weighted average pro forma number of shares outstanding:
Basic							68,666,661		68,666,661
Effect of dilutive options							119,851		—

Diluted							68,786,512		68,666,661

Balance Sheet Data (at end of period):
Cash and cash equivalents		$3,114		$17,570	$18,052	$6,675	$10,484	$11,190	$8,136
Advances and fees receivable, net		79,811		112,906	93,715	116,941	138,204	123,925	151,393
Goodwill, net of accumulated amortization		142,245		131,887	122,324	122,324	122,324	122,324	122,324
Total assets		282,522		314,282	293,146	316,455	348,043	329,825	372,971
Total debt		203,478		210,842	161,842	184,589	219,259	179,749	250,686
Total stockholders' equity		61,297		80,750	108,698	95,007	91,040	115,561	80,568
Cash Flow Data:
Cash flows provided by operating activities		$24,366		$83,940	$119,760	$123,531	$175,292	$125,427	$143,194
Cash flows used in investing activities		(134,142)		(73,852)	(59,883)	(88,673)	(104,938)	(61,968)	(94,665)
Cash flows (used) provided by financing activities		99,487		4,368	(59,395)	(46,235)	(66,545)	(58,943)	(50,877)
Other Financial and Statistical Data
Other Financial Data:
Aggregate principal amount of payday cash advances provided or processed (thousands)		$1,454,690		$2,052,163	$2,555,710	$2,743,847	$3,271,235	$2,352,117	$2,739,094
Average amount of payday cash advance		$240		$259	$300	$313	$321	$320	$327
Average charge to customers for providing or processing a payday cash advance		$36		$38	$46	$51	$52	$52	$53
Statistical Data:
Payday cash advance centers (at end of period)		1,348		1,367	1,558	1,741	2,039	1,921	2,290
Number of payday cash advances provided and processed (thousands)		6,072		7,917	8,513	8,766	10,179	7,357	8,388
Average duration of a payday cash advance (days)		13.8		14.2	14.2	14.5	15.1	15.0	15.5

(1)
Effective October 1, 2001, we filed an election to convert to S corporation status for federal and most state income tax purposes under Subchapter S of the Internal Revenue Code. Under Subchapter S, our stockholders pay federal and state income tax on our taxable income. In connection with this offering, we will revoke our Subchapter S election and once again become a C corporation under Subchapter C of the Internal Revenue Code (i.e., we will pay income tax on our taxable income).

(2)
Pro forma income tax expense shown here has been determined as if we had always been a C corporation rather than an S corporation beginning October 1, 2001. Pro forma income tax expense for 2001 includes nine months of actual income tax expense of $19.2 million for the period during that year for which we were subject to tax as a C corporation. The effective tax rates used are based on the statutory federal income tax rate plus applicable state income taxes (net of federal benefit) plus the non-deductibility of certain expenses (principally lobbying and meals and entertainment) less income from our special purpose entity not included in our tax returns.

(3)
In 2000, we changed our accounting for revenue recognition. Prior to 2000, we recognized revenue on our payday cash advances when the customer paid the payday cash advance. Beginning in 2000, we recognized substantially all revenues ratably over the term of the payday cash advance. Accordingly, in 2000, we recorded in income $3.0 million (net of income tax expense of $2.4 million) as the cumulative effect of this change in accounting principle.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, this discussion includes forward-looking information involving risks and assumptions that could cause actual results to differ materially from management's expectations. See "Forward-Looking Statements" included elsewhere in this prospectus.

Overview

        Headquartered in Spartanburg, South Carolina, we are the largest provider of payday cash advance services in the United States, as measured by the number of payday cash advance centers operated. As of September 30, 2004, we operated 2,290 payday cash advance centers in 34 states.

        Our payday cash advance centers provide, directly or on behalf of a lending bank, small-denom-ination, short-term, unsecured cash advances that are typically due on the customers' next payday. In order for a new customer to be approved for a payday cash advance by us or a lending bank, he or she is typically required to have valid identification, a bank account and a regular source of income, such as a job. At the inception of a payday cash advance transaction, we or the lending bank enters into an agreement with the customer governing the terms of the payday cash advance transaction. Typically, the agreement requires that the customer repay the payday cash advance in full on or before a specified due date, which is typically two weeks after the date of the payday cash advance. The customer then writes a personal check for the amount of the advance plus applicable charges for fees and/or interest in exchange for cash or a check drawn on our or the lending bank's account. The agreement with the customer also typically obligates us or the lending bank to defer the presentment or deposit of the customer's personal check until the due date of the payday cash advance. At the specified due date, the customer is required to pay off the payday cash advance in full, which is usually accomplished by the customer returning to the payday cash advance center with cash. Upon a repayment in full, we are obligated to return the customer's personal check to the customer. If the customer does not repay the outstanding payday cash advance in full on or before the due date, the payday cash advance center will seek to collect from the customer directly and may deposit the customer's personal check.

        We evaluate our payday cash advance centers based on both center gross profit and center revenue growth, with consideration given as to the length of time the center has been open. We consider a center mature after it has been open for 24 months. Revenue growth in payday cash advance centers open for greater than 24 months continues, however the rate of growth diminishes. We believe that mature payday cash advance center growth is a strong indicator of operating efficiency. We monitor newer payday cash advance centers for their progress toward profitability and their rate of growth in advances. Payday cash advances generated through our existing payday cash advance centers and the contribution of advances generated from newly opened centers drive our growth. The primary metrics that we use to monitor profitability are the volume of payday cash advances, which includes the number of payday cash advances, the amount of the average payday cash advance, the rates charged, the number of days outstanding and the collection rate. With respect to our cost structure, salaries and benefits are our largest costs and are driven primarily by the addition of payday cash advance centers throughout the year.

        In the year ended December 31, 2003, approximately 69.4% of the customers repaid their payday cash advances in full on or before the due date, approximately 95.4% of the customers repaid their payday cash advances in full on or before the due date or within 14 days thereafter and an additional 0.2% of the customers repaid their payday cash advances in full on or before the date we deposited their checks. These percentages include customers who (1) paid their outstanding payday cash advance in full, (2) paid their outstanding payday cash advance in full and entered into a new payday cash advance on the same date (which we refer to as a consecutive transaction) and (3) extended their outstanding payday cash advance by paying only the applicable charges (which we refer to as a rollover). In the year ended December 31, 2003, approximately 42.3% of advances were consecutive transactions and approximately 4.2% of advances were rollovers. During the year ended December 31, 2003, approximately 4.4% of all customer checks were deposited. Of the checks that were deposited, approximately 66.5% either cleared or were ultimately collected.

        In most states in which we conduct business we make payday cash advances directly to our customers (which we refer to as the standard business model). In other states in which we conduct business we act as a processing, marketing and servicing agent through our payday cash advance centers for FDIC insured, state-chartered banks that make payday cash advances to their customers pursuant to the authority of the laws of the states in which they are located and federal interstate banking laws, regulations and guidelines (which we refer to as the agency business model). We refer to the banks for which we act as agent as the lending banks. As of September 30, 2004, we were making payday cash advances directly to customers under the standard business model in 1,760 of our 2,290 payday cash advance centers in 29 states and serving as agent for the lending banks under the agency business model in our 530 payday cash advance centers located in Arkansas, Michigan, North Carolina, Pennsylvania and Texas.

        Rollovers and consecutive transactions are regulated by FDIC guidelines, various state laws, the Community Financial Services Association of America's (CFSA) Best Practices for the payday cash advance services industry and our own internal policies. CFSA is an industry trade group comprised of our company and more than 100 other companies engaged in the payday cash advance services industry. Rollovers are not allowed in any state where we operate using the agency business model. In the 29 states in which we operate under the standard business model, fifteen states do not allow rollovers. In the 14 states where rollovers are allowed, we limit rollovers to either four transactions or the state limit, whichever is less. In the five states in which we operate under the agency business model, three of the lending banks require at least one 24-hour cooling off period before a customer reaches consecutive transactions aggregating 60 consecutive days and one of the lending banks requires a seven-day cooling off period after ten consecutive transactions. In the states in which we operate under the standard business model, the definition of a consecutive transaction and the related regulations may vary depending upon state law. If there is no specific, lesser requirement in state law regarding consecutive transactions, we require a one-day cooling off period after fifteen consecutive transactions (or ten consecutive transactions in Alabama). During the year ended December 31, 2003, we provided or processed approximately 10,179,000 payday cash advances for approximately 1,174,000 different customers. This is an average of 8.7 transactions per customer for the year ended December 31, 2003.

        We have historically derived our revenues from (1) fees and/or interest paid to us directly by our customers under the standard business model and (2) processing, marketing and servicing fees paid to us by the lending banks under the agency business model. On the payday cash advances made and funded by the lending banks from their own bank accounts and processed, marketed, and serviced by us under the agency business model, all payments of principal and fees and/or interest paid by customers are deposited directly to the respective lending bank's bank account. We in turn are paid a processing, marketing and servicing fee by the lending bank after we send it an invoice. For the nine months ended September 30, 2004, we had total revenues of approximately $410.5 million. Total revenues were comprised of (1) $311.4 million (75.9% of total revenues) of fees and interest charged to customers from our standard business model and (2) $99.1 million (24.1% of total revenues) of processing, marketing and servicing fees from the agency business model. In the year ended December 31, 2003, we had total revenues of approximately $489.5 million. Total revenues were comprised of (1) $362.2 million (74.0% of total revenues) of fees and/or interest charged to customers under our standard business model and (2) $127.3 million (26.0% of total revenues) of processing, marketing and servicing fees under the agency business model.

        Provision for doubtful accounts and agency bank losses.    The provision for doubtful accounts and agency bank losses includes (1) estimated losses on advances and fees receivable under the standard business model (which we refer to as provision for doubtful accounts) and (2) agency bank losses, which are comprised of (a) those losses for which the lending banks under the agency business model are contractually obligated and (b) an estimate of the amount by which actual losses will differ from the lending banks' contractual obligations (which we refer to as provision for excess bank losses).

        Center expenses.    Our center expenses primarily relate to the operations of our payday cash advance centers, including salaries and related payroll costs, occupancy costs, center depreciation expense and advertising expense. Salaries and related payroll costs consist principally of wages, salaries and benefits for center personnel and district directors, and includes allocated charges for workers' compensation and medical coverage. Occupancy costs consist principally of rent, common area maintenance and utilities. Center depreciation expense consists principally of the depreciation of the cost of signage, leasehold improvements, furniture and fixtures over their useful lives (typically five years). Advertising expense consists principally of television advertising, direct mail marketing and yellow pages advertising. Other center expenses are the most variable costs associated with our centers and consist principally of costs related to payday cash advance center openings and closings, communications, delivery, supplies, travel, bank charges, various compliance and collection costs and costs associated with theft.

        Corporate and other expenses.    Our corporate and other expenses primarily include general and administrative expenses, corporate depreciation expense, amortization expense, options purchase expense, lending bank contract termination expense, interest expense, net, and loss on disposal of property and equipment. General and administrative expenses consist primarily of the costs of our corporate overhead, including costs associated with our legal, regulatory, real estate, construction, accounting, marketing, compliance and management information systems departments, costs of our senior management, costs of our headquarters building, costs of leasing and operating our corporate aircraft, our insurance costs and the costs of our zone and regional operating management. Corporate depreciation expense consists primarily of depreciation of furniture and fixtures, our headquarters building and computer equipment. Amortization expense for the year ended December 31, 2001 consisted primarily of amortization of goodwill from the purchase of the National Cash Advance group of affiliated companies in 1999. Options purchase expense consists primarily of the compensation expense from the purchase of employee stock options pursuant to a plan adopted by our board of directors in 2002. Lending bank contract termination expense consists primarily of the expense associated with the termination of two contracts for us to process, market and service payday cash advances in two states for a former lending bank. Interest expense, net, includes interest on our revolving credit facility and subordinated debt, interest on the mortgage payable secured by our headquarters building and amortization of debt issuance costs less interest we earned on bank deposits. Loss on disposal of property and equipment consists primarily of the expense of the remaining value of disposed property and equipment.

        New payday cash advance centers.    We opened 346 new payday cash advance centers in the nine months ended September 30, 2004, 330 in 2003, 224 in 2002 and 214 in 2001. The capital cost of opening a new payday cash advance center varies depending on the size and type of payday cash advance center, but typically averages approximately $37,000. This capital cost includes leasehold improvements, signage, fixtures, furniture, computer equipment and a security system. In addition, the typical payday cash advance center that has been operating for at least 24 months under the standard business model requires average working capital of approximately $93,000 to fund operating cash and the payday cash advance center's payday cash advance portfolio.

        It typically takes approximately nine months for one of our payday cash advance centers to generate sufficient revenues to cover the center's expenses not including corporate overhead. Cumulative losses during the first nine months average approximately $44,000 per payday cash advance center.

        The per center capital required to fund this growth averages approximately $174,000 per payday cash advance center, including the funding of operating losses of approximately $44,000 until the center becomes profitable. The capital cost for each new payday cash advance center has not increased substantially and is not expected to increase substantially in the short-term. Additionally, the working capital required to fund each new payday cash advance center's operations has not increased and is not projected to increase. However, the losses incurred until each new payday cash advance center breaks even have been increasing and average approximately $44,000 per payday cash advance center. We will need to generate adequate capital internally or have adequate availability under our revolving credit facility to fund our growth. In addition, depending upon when and how many new payday cash advance centers open during any period of time, the losses incurred before a new payday cash advance center breaks even may significantly impact our results of operations.

        Closed payday cash advance centers.    We closed six payday cash advance centers in the nine months ended September 30, 2004, 32 in the year ended December 31, 2003, 41 in the year ended December 31, 2002 and 23 in the year ended December 31, 2001. The expenses related to closing centers typically include the undepreciated costs of fixtures and signage that cannot be moved and reused at another center, moving costs, severance payments and any lease cancellation costs. The expenses associated with closings of payday cash advance centers were approximately $103,000 in the nine months ended September 30, 2004, $780,000 in 2003, $855,000 in 2002 and $325,000 in 2001. The expenses associated with closing centers during the nine months ended September 30, 2004 do not include the impact of suspending payday cash advance processing at our 89 centers in Georgia.

        In May 2004, a Georgia law became effective that effectively prohibits payday cash advance services in the state and effectively restricts our ability to act as processing, marketing and servicing agent for a lending bank in the state. Accordingly, we have suspended operations at our 89 payday cash advance centers in Georgia. Our Georgia operations, which comprised 4.7% of our net revenues for the year ended December 31, 2003, are no longer generating revenues. We estimate that the cost to keep the Georgia centers open under these limited operating conditions will be approximately $311,000 per month, including depreciation. Additionally, if necessary, we estimate that, as of September 30, 2004, it will cost approximately $2.2 million (including lease cancellation costs of $600,000 and the charge-off of undepreciated cost of assets of approximately $1.6 million) to shut down the Georgia operations completely. After suspending our operations in Georgia, we attempted to collect unpaid payday cash advances made prior to the suspension of operations utilizing a much smaller, limited staff. We conducted collection efforts in accordance with our standard collection procedures. See "Business—Collection Procedures." Because of a lack of clarity regarding the effective date of the law, in certain instances we did not attempt to collect fees and interest. We ceased all collection efforts on September 14, 2004. As of September 30, 2004, the remaining advances and fees receivable in Georgia were approximately $35,000, which were reserved for in our accrual for excess bank losses at September 30, 2004. Actual charge-offs from June 30, 2004 through September 30, 2004 were approximately $1.3 million. Recoveries of these accounts charged-off totaled approximately $0.2 million from June 30, 2004 through September 30, 2004.

        A summary of financial information for our operations in Georgia for the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 are as follows:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2001	2002	2003	2003	2004
	(Dollars in thousands)
Georgia Revenues:
Processing, marketing and servicing fees	$1,028	$14,834	$23,462	$16,928	$7,169
Provision for agency bank losses	3	(4,709)	(3,611)	(2,457)	(2,007)

Net revenues	1,031	10,125	19,851	14,471	5,162
Georgia Center Expenses:
Salaries and related payroll costs	1,105	5,091	6,130	4,380	3,854
Occupancy costs	459	2,095	2,277	1,709	1,803
Center depreciation expense	115	585	623	468	484
Advertising expense	581	866	820	539	523
Other center expenses	608	1,516	1,698	1,300	1,027

Total Georgia center expenses	2,868	10,153	11,548	8,396	7,691

Georgia center gross profit (loss)	$(1,837)	$(28)	$8,303	$6,075	$(2,529)

        On August 26, 2004, the North Carolina Attorney General's office in conjunction with the Commissioner of Banks for North Carolina issued us a subpoena to produce documents, respond to written questions and have a corporate representative appear for testimony regarding the relationship between our North Carolina subsidiary and Republic, the lending bank for whom we act as processing, marketing and servicing agent in North Carolina. We believe the primary purpose of the investigation is to determine whether our operations in North Carolina are in compliance with North Carolina law. We are cooperating with the investigation, which is in its preliminary stages. A corporate representative appeared before the Commissioner, in closed session, on November 22, 2004, to provide factual information about the nature of our business. No determination has been reached by the Attorney General's office or the Banking Commissioner in this matter. It is possible that the North Carolina Attorney General or the Commissioner of Banks for North Carolina may make a determination or finding and initiate an administrative or civil action that is adverse to our business operations in that state. Specifically, the North Carolina Attorney General and Banking Commissioner could potentially bring an action for an injunction and monetary fines or issue a cease and desist order based on the North Carolina Consumer Finance Act and/or North Carolina unfair and deceptive trade practices, loan broker regulatory and consumer protection statutes. Also, criminal prosecutions could be commenced for violation of certain North Carolina laws. This could result in the imposition of fines and the alteration or cessation of our use of the agency business model in North Carolina. All North Carolina payday cash advance centers currently operate under the agency business model. We estimate that our net revenues would be negatively impacted by approximately $2.2 million for each month our North Carolina operations are shut down or suspended. Additionally, we estimate it would cost approximately $7.3 million (including lease cancellation costs of $605,000, the charge-off of accounts receivable of $3.5 million, the charge-off of undepreciated cost of assets of approximately $1.3 million and other shut-down costs of approximately $1.9 million) to shut down our North Carolina operations completely. We do not believe that the cessation of our North Carolina operations will result in any impairment of goodwill. These actions could have a material negative impact on our operations in North Carolina and in other states where we operate under the agency business model as well as on our financial condition.

        The following is a summary of financial information for our operations in North Carolina for the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2001	2002	2003	2003	2004
	(Dollars in thousands)
North Carolina Revenues:
Processing, marketing and servicing fees	$29,965	$21,375	$27,222	$19,291	$22,480
Provision for agency bank losses	(3,318)	(2,389)	(3,594)	(2,402)	(3,146)

Net revenues	26,646	18,986	23,628	16,889	19,334
North Carolina Center Expenses:
Salaries and related payroll costs	8,838	8,355	8,628	6,267	6,529
Occupancy costs	3,157	3,215	3,256	2,440	2,558
Center depreciation expense	780	794	589	455	364
Advertising expense	1,483	1,051	1,046	741	897
Other center expenses	3,265	2,309	2,006	1,570	1,390

Total North Carolina center expenses	17,523	15,724	15,525	11,473	11,738

North Carolina center gross profit	$9,123	$3,262	$8,103	$5,416	$7,596

        Principles of consolidation.    Our consolidated financial statements include the accounts of Advance America, Cash Advance Centers, Inc., all of our wholly-owned subsidiaries and our one consolidated special purpose entity related to our corporate headquarters. All significant intercompany balances and transactions have been eliminated. Minority interest in the consolidated variable interest entity represents equity that other investors have contributed to the special purpose entity. Minority interest is adjusted for income and losses allocable to the owners of the special purpose entity. As the cumulative distributions of the special purpose entity exceed its cumulative net income, the excess distributions are recorded in our consolidated financial statements.

        Seasonality.    Our business is seasonal due to the impact of fluctuating demand for payday cash advances and fluctuating collection rates throughout the year. Demand has historically been highest in the third and fourth quarters of each year, corresponding to the back-to-school and holiday seasons, and lowest in the first quarter of each year, corresponding to our customers' receipt of income tax refunds. Our provision for doubtful accounts and agency bank losses, allowance for doubtful accounts and accrual for excess bank losses are historically lowest as a percentage of revenues in the first quarter of each year, corresponding to customers' receipt of income tax refunds, and increase as a percentage of revenues for the remainder of each year.

        The growth of the payday cash advance industry has been and continues to be significantly affected by increasing acceptance of payday cash advances by state legislatures. However, to the extent that states enact legislation that negatively impacts payday cash advances, whether through preclusion, interest rate ceilings, fee reductions, mandatory extensions of term length, limits on the amount or term of payday cash advances or limits on consumers' use of the service, our business could be materially adversely affected. We are very active in monitoring and evaluating regulatory initiatives in all of the states and are closely involved with the efforts of the CFSA.

Prior S Corporation Status

        Since October 1, 2001, we have been treated for federal and certain state income tax purposes as an S corporation under the Internal Revenue Code and comparable state laws. As a result, our earnings have been taxed for federal and most state income tax purposes directly to our stockholders rather than to us. In connection with this offering, we are revoking our status as an S corporation and will be taxed as a C corporation. As a result of the revocation of our S corporation status, we will record a net deferred tax liability and corresponding income tax expense on the revocation date. The amount of the deferred tax liability would have been approximately $7.2 million if the revocation date had been September 30, 2004. The actual amount will be determined after giving effect to our operating results through the revocation date and will be reflected in our results for the quarter during which our S corporation status is terminated.

        The revocation of our S corporation election will have an impact on our results of operations, financial condition and cash flows. Our effective income tax rate will increase and our net income will decrease since we will once again be subject to taxes on our earnings. From a cash flow standpoint, our income tax payments will increase, but our distributions to stockholders for the purpose of paying income tax on our earnings will cease. We believe the combination of these two items will increase our cash flow since the corporate tax payments will be less than the distributions historically made to enable our stockholders to pay their income tax on our earnings.

Discussion of Critical Accounting Policies and Estimates

        In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of our results of operations and financial condition in the preparation of our financial statements in conformity with generally accepted accounting principles in the United States (GAAP). We evaluate these estimates on an ongoing basis, including those related to provision for doubtful accounts and agency bank losses, allowance for doubtful accounts, accrual for excess bank losses and intangible assets. We base these estimates on the information currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results could vary from these estimates under different assumptions or conditions.

        We believe that the following critical accounting policies affect the more significant estimates and assumptions used in the preparation of our financial statements:

  Provision for Doubtful Accounts and Agency Bank Losses, Allowance for Doubtful Accounts and Accrual for Excess Bank Losses

        We believe the most significant estimates made in the preparation of our accompanying consolidated financial statements relate to the determination of (1) an allowance for doubtful accounts for estimated losses for payday cash advances under the standard business model (which is shown as a reduction in our advances and fees receivable, net on our balance sheet) and (2) the amount we accrue for excess bank losses, as described below, for our share of the losses on payday cash advances we process, market and service for the lending banks under the agency business model (which is reported as a current liability on our balance sheet in our accrual for excess bank losses). The provision for doubtful accounts and agency bank losses, allowance for doubtful accounts and accrual for excess bank losses are primarily based upon models that analyze specific portfolio statistics and also reflect, to a lesser extent, management's judgment regarding overall accuracy. The analytic models take into account several factors, including the number of transactions customers complete, historical charge-off and recovery rates, and economic conditions (plant closings, changes in state laws impacting advance amounts and fees, weather related tragedies, etc.) within our markets. The payday cash advances made and funded by the lending banks under the agency business model are not reflected on our balance sheet within our advances and fees receivable, net because these advances are repayable solely to the lending banks and are assets of the lending banks. The lending banks are contractually obligated for the losses on payday cash advances in an amount established as a percentage of the fees and/or interest charged by the banks to their customers on their payday cash advances. Depending upon the lending bank, this percentage currently ranges from 8.0% to 20.0%. In aggregate, this percentage was 6.5% for the year ended December 31, 2001, 7.3% for the year ended December 31, 2002, 10.1% for the year ended December 31, 2003, 8.9% for the nine months ended September 30, 2003 and 12.6% for the nine months ended September 30, 2004. Under the agency business model, estimated losses consist of (1) those losses for which the lending banks are contractually obligated and (2) an estimate of the amount by which actual losses will differ from the lending banks' contractual obligations (which we refer to as excess bank losses). The portion of payday cash advances and fees deemed to be uncollectible is charged against the allowance for doubtful accounts or the accrual for excess bank losses, as appropriate, and subsequent recoveries, if any, are credited to the allowance for doubtful accounts or the accrual for excess bank losses, as appropriate.

        The following table shows the activity in the allowance for doubtful accounts and in the accrual for excess bank losses as of and for the periods specified:

	As of and for the Year Ended December 31,			As of and for the Nine Months Ended September 30,
	2001	2002	2003	2003	2004
	(Dollars in thousands)
Changes in the Allowance for Doubtful Accounts under the Standard Business Model:
Beginning allowance for doubtful accounts	$11,474	$16,903	$18,091	$18,091	$23,021
Provision for doubtful accounts	45,485	37,627	46,552	28,282	45,408
Charge-offs	(46,568)	(47,496)	(51,873)	(36,115)	(50,009)
Recoveries	6,512	11,057	10,251	8,174	9,757

Ending allowance for doubtful accounts	$16,903	$18,091	$23,021	$18,432	$28,177

Changes in the Accrual for Excess Bank Losses under the Agency Business Model:
Beginning accrual for excess bank losses	$1,000	$700	$3,863	$3,863	$3,623
Provision for agency bank losses(1)	10,493	17,215	18,129	12,049	13,709
Charge-offs	(14,173)	(19,187)	(24,531)	(17,262)	(19,697)
Recoveries	3,380	5,135	6,162	4,740	5,272

Ending accrual for excess bank losses	$700	$3,863	$3,623	$3,390	$2,907

(1)
The provision for agency bank losses is comprised of (1) those losses for which the lending banks under the agency business model are contractually obligated and (2) an estimate of the amount by which actual losses will differ from the lending banks' contractual obligations (which we refer to as provision for excess bank losses). The provision for excess bank losses was $5.2 million for the year ended December 31, 2001, $7.1 million for the year ended December 31, 2002, $1.7 million for the year ended December 31, 2003, $725,000 for the nine months ended September 30, 2003 and ($1.1) million for the nine months ended September 30, 2004.

        The allowance for doubtful accounts and the accrual for excess bank losses are determined based upon a review of historical and recent losses on our payday cash advances and the lending banks' payday cash advance portfolios. The allowance for doubtful accounts and the accrual for excess bank losses are periodically reviewed by our management with any changes reflected in current operations. Actual losses may be materially different from the recorded allowance for doubtful accounts or the accrual for excess bank losses.

        Under the standard business model, the amount of the unpaid payday cash advances and the related fees and/or interest are generally charged off if a customer does not make payment of at least 15% of his or her outstanding balance within 60 days of the due date. Under the agency business model, the amount of the unpaid payday cash advances and the related fees and/or interest are generally charged off 60 days after the due date. While management uses the best information available to make evaluations, future adjustments to the allowance for doubtful accounts and accrual for excess bank losses may be necessary if conditions differ substantially from our assumptions used in assessing their adequacy.

        To estimate the appropriate allowance for doubtful accounts and accrual for excess bank losses, we utilize the following methodology:

  •
  on a state-by-state basis, we apply our historical charge-off rate applicable in a particular state for a trailing 24-month period to that state's currently outstanding payday cash advances and fees and/or interest receivable;

  •
  we evaluate the need for additional reserves on receivables for deposited customer checks that are returned because of non-sufficient funds using historical collection patterns; and

  •
  we consider the potential impact to the estimate of (i) new payday cash advance centers within the state and (ii) specific economic and regulatory conditions on collections at the state and local level.

For advances and fees receivable under the standard business model, our estimate of what we believe will be uncollectible is calculated pursuant to the foregoing methodology and is recorded as the allowance for doubtful accounts. Under the agency business model and pursuant to our agreements with the lending banks, our estimate of what we believe will be uncollectible is reduced by the amount of losses for which lending banks are contractually obligated and is recorded as an accrual for excess bank losses.

        To the extent historic credit experience is not indicative of future performance or other assumptions used by management do not prevail, our loss experience could differ significantly, resulting in either higher or lower future provisions for doubtful accounts and agency bank losses. As of September 30, 2004, if average default rates were 5% higher or lower, the allowance for doubtful accounts and accrual for excess bank losses would change by approximately $1.6 million.

  Intangible Assets

        As a result of our acquisition of the National Cash Advance group of affiliated companies in October 1999, we created approximately $143.0 million of goodwill. Due to the significance of goodwill and the reduction of net income that would occur if goodwill was impaired, we assess the impairment of our long-lived and intangible assets annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important that could trigger an impairment review include significant underperformance relative to expected historical or projected future cash flows, significant changes in the manner of use of the acquired assets or the strategy of the overall business and significant negative industry trends. When management determines that the carrying value of long-lived and intangible assets may not be recoverable, impairment is measured by comparing the excess of the carrying value of the asset over its estimated fair value based on projected future cash flows. The amount of any impairment would lower our net income.

  Accrued Healthcare and Workers' Compensation Expenses

        Accrued liabilities in our December 31, 2003 financial statements include accruals of approximately $2.6 million and $3.3 million for the self-insured portion of our health insurance and workers' compensation, respectively. Accrued liabilities in our September 30, 2004 financial statements include accruals of approximately $2.9 million and $4.1 million for the self-insured portion of our health insurance and workers' compensation. We recognize our obligations associated with those benefits in the period the claim is incurred. The costs of both reported claims and claims incurred but not reported, up to specified deductible limits, are estimated based on historical data, current enrollment and employee statistics and other information. Our estimates and the resulting reserves are reviewed and updated periodically and any necessary adjustments are reflected in earnings currently. To the extent historical claim history is not indicative of future claim history, there are changes in enrollment or employee history, workers' compensation loss development factors change or other assumptions used by management do not prevail, we do not believe the resulting health insurance and workers' compensation expense would be materially higher or lower.

Results of Operations

Nine Months Ended September 30, 2004 Compared to the Nine Months Ended September 30, 2003

        The following table sets forth our results of operations for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003:

	Nine Months Ended September 30,
	2003		2004		Variance
	Dollars	% Net Revenues	Dollars	% Net Revenues	Dollars	%
	(Dollars in thousands, except center information)
Revenues:
Fees and interest charged to customers	$260,272	83.5%	$311,408	88.6%	$51,136	19.6%
Processing, marketing and servicing fees	91,832	29.5%	99,091	28.2%	7,259	7.9%

Total revenues	352,104	112.9%	410,499	116.8%	58,395	16.6%
Provision for doubtful accounts and agency bank losses	(40,332)	-12.9%	(59,117)	-16.8%	(18,785)	46.6%

Net revenues	311,772	100.0%	351,382	100.0%	39,610	12.7%

Center Expenses:
Salaries and related payroll costs	95,512	30.6%	117,702	33.5%	22,190	23.2%
Occupancy costs	38,038	12.2%	49,145	14.0%	11,107	29.2%
Center depreciation expense	8,685	2.8%	10,150	2.9%	1,465	16.9%
Advertising expense	16,742	5.4%	19,319	5.5%	2,577	15.4%
Other center expenses	30,394	9.7%	34,149	9.7%	3,755	12.4%

Total center expenses	189,371	60.7%	230,465	65.6%	41,094	21.7%

Center gross profit	122,401	39.3%	120,917	34.4%	(1,484)	-1.2%

Corporate and Other Expenses (Income):
General and administrative expenses	26,597	8.5%	32,180	9.2%	5,583	21.0%
Corporate depreciation expense	2,455	0.8%	2,975	0.8%	520	21.2%
Options purchase expense	103	0.0%	—	0.0%	(103)	-100.0%
Lending bank contract termination expense	6,525	2.1%	—	0.0%	(6,525)	-100.0%
Interest expense	11,807	3.8%	12,729	3.6%	922	7.8%
Interest income	(68)	0.0%	(116)	0.0%	(48)	70.6%
Loss on disposal of property and equipment	844	0.3%	467	0.1%	(377)	-44.7%
Transaction related expense	—	0.0%	1,591	0.5%	1,591	100.0%

Total corporate and other expenses	48,263	15.5%	49,826	14.2%	1,563	3.2%

Income before income taxes	74,138	23.8%	71,091	20.2%	(3,047)	-4.1%
Income tax expense	536	0.2%	2,314	0.7%	1,778	331.7%

Net income	$73,602	23.6%	$68,777	19.5%	$(4,825)	-6.6%

	Nine Months Ended September 30,
	2003	2004
Center Information:
Number of centers open at beginning of period	1,741	2,039
Opened	208	346
Closed	(28)	(6)
Suspended	—	(89)

Number of centers open at end of period	1,921	2,290

Weighted average number of centers open during the period	1,792	2,169
Number of payday cash advances provided and processed (in thousands)	7,357	8,388
Amount of average payday advance	$320	$327

	Nine Months Ended September 30,
	2003		2004
					Variance
		% Net Revenues		% Net Revenues
	Dollars		Dollars		Dollars	%
	(Dollars in thousands)
Per Center (based on weighted average number of centers open during the period):
Center net revenues	$174.0	100.0%	$162.0	100.0%	$(12.0)	(6.9%)
Center expenses:
Salaries and related payroll costs	53.3	30.6%	54.3	33.5%	1.0	1.9%
Occupancy costs	21.2	12.2%	22.7	14.0%	1.5	7.1%
Center depreciation expense	4.8	2.8%	4.7	2.9%	(0.1)	(2.1%)
Advertising expense	9.3	5.3%	8.9	5.5%	(0.4)	(4.3%)
Other center expenses	17.0	9.8%	15.7	9.7%	(1.3)	(7.6%)

Total center expenses	105.6	60.7%	106.3	65.6%	0.7	0.7%

Center gross profit	$68.4	39.3%	$55.7	34.4%	$(12.7)	(18.6%)

  Revenue Analysis

        Net revenues for the nine months ended September 30, 2004 contained only four months of revenues from our 89 Georgia payday cash advance centers. These Georgia centers suspended operations on May 24, 2004, except for collections of outstanding payday cash advances made prior to such suspension on behalf of BankWest in Georgia. In addition, prior to suspending operations, Bank West offered some customers payday cash advances with no interest and/or fees for approximately 47 days. As a result, Georgia processing, marketing and servicing fees decreased approximately $9.8 million during the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. For each month that Georgia operations continue to be suspended, we estimate that net revenues will be negatively impacted by approximately $1.7 million. Of the $58.4 million, or 16.6%, increase in total revenues in the nine months ended September 30, 2004, $16.2 million, or 27.7%, came from the 1,347 payday cash advance centers opened before September 30, 2001. This increase in total revenues was primarily due to an increase in the total number of payday cash advances made. The total number of payday cash advances made increased by approximately 1.0 million while the average fee per payday cash advance was approximately $53 compared to approximately $52 for the same period in 2003. Total revenues per mature center (centers open for at least 24 months at the beginning of the nine months ended September 30, 2003), increased by 8.5%, from $219,000 in the nine months ended September 30, 2003 to $237,000 in the nine months ended September 30, 2004. The 943 payday cash advance centers opened after September 30, 2001 accounted for $42.2 million, or 72.3%, of the increase in total revenues from the nine months ended September 30, 2003 to the nine months ended September 30, 2004. This $42.2 million increase in total revenues from centers opened after September 30, 2001 represented a 86.8% increase for the nine months ended September 30, 2004 compared with total revenues for the nine months ended September 30, 2003 from centers opened after September 30, 2001.

        At September 30, 2003, of our 1,921 payday cash advance centers open at that date, we operated 551 centers under the agency business model in the states of Arkansas, Georgia, Michigan, North Carolina, Pennsylvania and Texas. During 2003, an enabling payday cash advance law was passed in Alabama and our 65 payday cash advance centers in Alabama were converted to the standard business model. At September 30, 2004, we operated 530 payday cash advance centers under the agency business model in the states of Arkansas, Michigan, North Carolina, Pennsylvania and Texas. The number of payday cash advance centers operated under the agency business model decreased by 21 at September 30, 2004 compared to September 30, 2003. This decrease was the net result of the suspension of operations at our 89 agency business model centers in Georgia offset by the opening of 68 new payday cash advance centers, net of closures, under the agency business model, substantially all of which are located in Texas.

        The provision for doubtful accounts and agency bank losses increased 46.6% in the first nine months of 2004 compared to the first nine months of 2003. This increase was primarily due to:

  (1)
  an approximately $8.4 million increase due to an increase of approximately 1.0 million customer transactions during the first nine months of 2004 compared to the same period in 2003, including transactions from the 346 new centers opened in the first nine months of 2004; and

  (2)
  an approximately $10.4 million increase due to (a) a 3.3% increase in payday cash advances receivable as a percent of total receivables due to checks returned for non-sufficient funds, (b) a decrease in the number of payday cash advances repaid in cash and (c) an increase in the default rate (determined based upon historical losses for the trailing twelve months) from approximately 9.8% to 11.2%.

        As a percent of net revenues, the provision for doubtful accounts and agency bank losses increased to 16.8% in the first nine months of 2004 compared to 12.9% in the first nine months of 2003. The increase is primarily due to the factors noted above and an approximately $1.5 million increase in the provision for agency bank losses resulting from the suspension of operations in Georgia.

Payday Cash Advance Center Expense Analysis

        Salaries and related payroll costs.    Salaries and related payroll costs increased 23.2% in the nine months ended September 30, 2004 compared to the comparable period in 2003. This increase was primarily due to the addition of 346 new centers in the first nine months of 2004 compared to the comparable period in 2003 and the full-period impact in the first nine months of 2004 of the 330 centers opened during the year ended December 31, 2003. Salaries and related payroll costs as a percentage of net revenues increased to 33.5% in the first nine months of 2004 from 30.6% in the comparable period in 2003, and salaries and related payroll costs per center increased from $53,300 in the first nine months of 2003 to $54,300 in the comparable period in 2004. We averaged approximately 2.03 full-time equivalent field employees, including divisional directors, for each payday cash advance center during the first nine months of 2004, and we averaged approximately 2.24 during the comparable period in 2003.

        Occupancy costs.    Occupancy costs increased $11.1 million, or 29.2%, in the first nine months of 2004 compared to the comparable period in 2003. This increase was primarily due to the addition of new centers in the nine months ended September 30, 2004 compared to the comparable period in 2003, the full-period impact in the first nine months of 2004 of centers opened during the year ended December 31, 2003 and higher rent and common area maintenance expenses. During the first nine months of 2004, the average new centers rent expense increased approximately 14%. Occupancy costs as a percentage of net revenues increased to 14.0% in the first nine months of 2004 from 12.2% in the comparable period in 2003 and occupancy costs per center increased to $22,700 for the first nine months of 2004 compared to $21,200 for the first nine months of 2003. We typically lease centers under three-year operating leases with renewal options. Accordingly, a number of leases are renewed each year due to the staggered renewal years of the leases. During the first nine months of 2004, the average increase in rent over the prior rent for the leases we renewed was approximately 4.9%.

        Center depreciation expense.    Center depreciation expense increased 16.9% in the first nine months of 2004 compared to the comparable period in 2003. This increase was primarily due to the addition of new centers in the first nine months of 2004 compared to the comparable period in 2003 and the full-period impact in the first nine months of 2004 of centers opened during the year ended December 31, 2003. Center depreciation expense increased as a percentage of net revenues to 2.9% in the first nine months of 2004 from 2.8% in the first nine months of 2003, and center depreciation expense per center was $4,700 in the first nine months of 2004, compared to $4,800 in the comparable period in 2003. This per-center decrease was primarily due to the actual economic useful lives of many of these assets exceeding their estimated accounting useful lives.

        Advertising expense.    Advertising expense increased 15.4% in the first nine months of 2004 compared to the first nine months of 2003. This increase was primarily due to the addition of new centers in the nine months ended September 30, 2004 compared to the comparable period in 2003, and the full-period impact in the first nine months of 2004 of centers opened during the year ended December 31, 2003. Advertising expense as a percentage of net revenues increased to 5.5% in the first nine months of 2004 from 5.4% in the first nine months of 2003 and advertising expense per center was $8,900 in the first nine months of 2004, compared to $9,300 in the first nine months of 2003. We have increased our presence in some markets we service, which has created efficiencies in our advertising expenditures.

        Other center expenses.    Other center expenses increased 12.4% in the first nine months of 2004 compared to the comparable period in 2003. This increase was primarily due to the addition of new centers in the first nine months of 2004 compared to the comparable period in 2003 and the full-period impact in the first nine months of 2004 of centers opened during the year ended December 31, 2003. Other center expenses as a percentage of net revenues was 9.7% in the first nine months of 2004 and 2003, and other center expenses per center were $15,700 in the first nine months of 2004 compared to $17,000 in the comparable period in 2003. The more significant categories in other center expenses are: (1) telecommunications; (2) office supplies (paper, toner, pens, etc.); (3) bank charges; (4) travel (primarily to the bank to make deposits); and (5) postage and overnight delivery. Increases in these categories are primarily related to our increased transaction volume and the opening of new payday cash advance centers. We have experienced minimal, if any, price increases in these categories.

        Total center expenses.    Substantially all of the increase in expense in the first nine months of 2004 compared to the comparable period in 2003 was attributable to: (1) the 346 centers opened during the nine months ended September 30, 2004; (2) the 122 centers opened in the fourth quarter ended December 31, 2003; and (3) the full year impact of the 208 centers opened during the nine months ended September 30, 2003. In addition, center expenses as a percent of center net revenue are increased by a significant increase in the number of centers opened in a period. This is because the majority of center expenses, particularly salaries and related payroll cost, occupancy cost and advertising expense, continue to be required when a payday cash advance center opens irrespective of the lower transaction volume that initially occurs in our new centers. As our new centers add customers, center net revenues increase and center expenses as a percent of center net revenue generally declines.

Corporate and Other Expense (Income) Analysis

        General and administrative expenses.    General and administrative expenses increased $5.6 million, or 21.0%, in the first nine months of 2004 compared to the first nine months of 2003. This increase in the first nine months of 2004 compared to the first nine months of 2003 was primarily due to an increase of real estate department expenses of approximately $1.1 million related to an increase in personnel, an increase of $1.1 million in our aviation department expenses primarily related to the addition of a third plane, a $785,000 increase in legal expenses, and a $780,000 increase related to additional regional directors as a result of the growth in payday cash advance centers. The lease for the third airplane was terminated effective September 1, 2004. The remaining increase is primarily related to expenses incurred to support the growth in the number of payday cash advance centers. General and administrative expenses as a percentage of net revenues increased to 9.2% in the first nine months of 2004 from 8.5% in the first nine months of 2003.

        Corporate depreciation expense.    Corporate depreciation expense in the first nine months of 2004 increased $520,000, or 21.2%, to $3.0 million compared to $2.5 million in the first nine months of 2003. Corporate depreciation expense was 0.8% of net revenues in the first nine months of 2004 and 2003.

        Options purchase expense.    Options purchase expense decreased 100% in the first nine months of 2004 compared to the first nine months of 2003. No employee stock options were purchased in the first nine months of 2004.

        Lending bank contract termination expense.    Lending bank contract termination expense decreased 100% in the first nine months of 2004 compared to the first nine months of 2003. This was due to a settlement payment in 2003 to Peoples National Bank, a former lending bank, of approximately $6.5 million, including legal expenses, to terminate two contracts to process, market and service payday cash advances on behalf of the bank in Pennsylvania and North Carolina. The contracts were terminated pursuant to a consent order entered into with the OCC whereby we agreed to end our contractual relationship with Peoples National Bank in North Carolina on February 28, 2003 and in Pennsylvania on March 31, 2003. Concurrent with the termination of the North Carolina contract we entered into a new contractual agreement with Republic to process, market and service payday cash advances on behalf of that bank in North Carolina. Concurrent with the termination of the Pennsylvania contract we entered into a new contractual agreement with BankWest to process, market and service payday cash advances on behalf of that bank in Pennsylvania. Because the new lending bank contracts were in place on the next business day after the Peoples National Bank contracts were terminated, there was no impact on our results of operation, financial condition, liquidity or capital resources.

        Interest expense.    Interest expense increased $922,000, or 7.8%, in the first nine months of 2004 to $12.7 million compared to $11.8 million in the first nine months of 2003. This increase was primarily due to higher average amounts outstanding on our credit facility in the first nine months of 2004 compared to the same period in 2003 and the full-period impact of increased interest expense for an additional $7.0 million in long-term debt with related parties from September 2003.

        Loss on disposal of property and equipment.    Loss on disposal of property and equipment decreased 44.7% in the first nine months of 2004 compared to the first nine months of 2003. This decrease was primarily due to our closing and relocating fewer centers in 2004 as compared to the same period in 2003 and disposal of tax software in 2003.

        Transaction related expense.    Transaction related expense increased $1.6 million in the first nine months of 2004 compared to the first nine months of 2003. Transaction related expense represents the cost associated with our intended public offering. We expect to incur an additional $1.5 million in transaction related expense during the fourth quarter.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

        The following table sets forth our results of operations for the year ended December 31, 2003 compared to the year ended December 31, 2002:

	Year Ended December 31,
	2002		2003
					Variance
		% Net Revenues		% Net Revenues
	Dollars		Dollars		Dollars	%
	(Dollars in thousands, except center information)
Revenues:
Fees and interest charged to customers	$298,432	83.5%	$362,262	85.3%	$63,830	21.4%
Processing, marketing and servicing fees	113,894	31.9%	127,272	29.9%	13,378	11.7%

Total revenues	412,326	115.3%	489,534	115.2%	77,208	18.7%
Provision for doubtful accounts and agency bank losses	(54,842)	-15.3%	(64,681)	-15.2%	(9,839)	17.9%

Net revenues	357,484	100.0%	424,853	100.0%	67,369	18.8%

Center Expenses:
Salaries and related payroll costs	117,036	32.8%	131,369	30.9%	14,333	12.2%
Occupancy costs	43,620	12.2%	51,798	12.2%	8,178	18.7%
Center depreciation expense	10,416	2.9%	11,603	2.7%	1,187	11.4%
Advertising expense	23,921	6.7%	23,857	5.6%	(64)	-0.3%
Other center expenses	35,078	9.8%	41,300	9.7%	6,222	17.7%

Total center expenses	230,071	64.4%	259,927	61.1%	29,856	13.0%

Center gross profit	127,413	35.6%	164,926	38.9%	37,513	29.4%

	Year Ended December 31,
	2002		2003
					Variance
		% Net Revenues		% Net Revenues
	Dollars		Dollars		Dollars	%
	(Dollars in thousands, except center information)
Corporate and Other Expenses (Income):
General and administrative expenses	33,578	9.4%	36,434	8.6%	2,856	8.5%
Corporate depreciation expense	2,796	0.8%	3,433	0.8%	637	22.8%
Options purchase expense	21,462	6.0%	3,547	0.9%	(17,915)	-83.5%
Lending bank contract termination expense	—	0.0%	6,525	1.5%	6,525	—
Interest expense	14,973	4.1%	15,983	3.8%	1,010	6.7%
Interest income	(318)	-0.1%	(86)	0.0%	232	-73.0%
Loss on disposal of property and equipment	739	0.2%	990	0.2%	251	34.0%

Total corporate and other expenses	73,230	20.4%	66,826	15.8%	(6,404)	-8.7%

Income before income taxes	54,183	15.2%	98,100	23.1%	43,917	81.1%
Income tax expense	638	0.2%	1,925	0.5%	1,287	201.7%

Net income	$53,545	15.0%	$96,175	22.6%	$42,630	79.6%

	Year Ended December 31,
	2002	2003
Center Information:
Number of centers open at beginning of period	1,558	1,741
Opened	224	330
Closed	(41)	(32)

Number of centers open at end of period	1,741	2,039

Weighted average number of centers open during the period	1,634	1,817
Number of payday cash advances provided and processed (in thousands)	8,766	10,179
Amount of average payday cash advance	$313	$321
	Year Ended December 31,
	2002		2003
					Variance
		% Net Revenues		% Net Revenues
	Dollars		Dollars		Dollars	%
	(Dollars in thousands)
Per Center (based on weighted average number of centers open during the period):
Center net revenues	$218.8	100.0%	$233.8	100.0%	$15.0	6.9%
Center expenses:
Salaries and related payroll costs	71.6	32.8%	72.3	30.9%	0.7	1.0%
Occupancy costs	26.7	12.2%	28.5	12.2%	1.8	6.7%
Center depreciation expense	6.4	2.9%	6.4	2.7%	—	0.0%
Advertising expense	14.6	6.7%	13.1	5.6%	(1.5)	-10.3%
Other center expenses	21.5	9.8%	22.7	9.7%	1.2	5.6%

Total center expenses	140.8	64.4%	143.0	61.1%	2.2	1.6%

Center gross profit	$78.0	35.6%	$90.8	38.9%	$12.8	16.4%

  Revenue Analysis

        The $77.2 million increase in total revenues during the year ended December 31, 2003 was primarily due to an increase in the total number of payday cash advances made. The number of payday cash advances made increased by approximately 1,413,000 in 2003 compared to 2002 and the average fee per payday cash advance increased to $52 during 2003 compared to $51 during 2002. Of the $77.2 million, or 18.7%, increase in total revenues in the year ended December 31, 2003, $21.1 million, or 27.4%, came from the 1,308 payday cash advance centers opened before December 31, 2000. Total revenues per mature center increased by 8.1%, from $278,200 in 2002 to $300,800 in 2003. The 759 payday cash advance centers opened after December 31, 2000 accounted for $56.1 million, or 72.6%, of the increase in total revenues from 2002 to 2003. This $56.1 million increase in total revenues for centers opened after December 31, 2000 represented a 115.8% increase for the year ended December 31, 2003 compared with total revenues for the same centers in 2002.

        At December 31, 2002, of our 1,741 payday cash advance centers open at that date, we operated 519 centers under the agency business model in the states of Alabama, Arkansas, Georgia, Michigan, North Carolina, Pennsylvania and Texas. During 2003, an enabling payday cash advance law was passed in Alabama and our 65 payday cash advance centers in Alabama were converted to the standard business model. At December 31, 2003, we operated 579 payday cash advance centers under the agency business model in the states of Arkansas, Georgia, Michigan, North Carolina, Pennsylvania and Texas. The 60-center increase in the number of payday cash advance centers operated under the agency business model at December 31, 2003 compared to December 31, 2002 resulted from our opening of 125 new payday cash advance centers, net of closures, under the agency business model, substantially all in Texas, less the 65 Alabama payday cash advance centers that were converted to the standard business model.

        Provision for doubtful accounts and agency bank losses increased 17.9% in 2003 compared to 2002. This increase was primarily due to the addition of new centers in 2003 compared to 2002 and the full year impact in 2003 of centers opened in 2002. Provision for doubtful accounts and agency bank losses as a percentage of net revenues decreased to 15.2% in 2003 from 15.4% in 2002.

  Payday Cash Advance Center Expense Analysis

        Salaries and related payroll costs.    Salaries and related payroll costs increased 12.2% in 2003 compared to 2002. This increase was primarily due to the addition of 330 new centers in 2003 and the full year impact in 2003 of the 224 centers opened in 2002. Salaries and related payroll costs as a percentage of net revenues decreased to 30.9% in 2003 from 32.8% in 2002 and salaries and related payroll costs per center increased from $71,600 in 2002 to $72,300 in 2003. We averaged approximately 2.22 and 2.14 full-time equivalent field employees, including district directors, for each center during 2003 and 2002, respectively.

        Occupancy costs.    Occupancy costs increased $8.2 million, or 18.7%, in 2003 compared to 2002. This increase was primarily due to the addition of new centers in 2003 compared to 2002 and the full year impact in 2003 of centers opened in 2002. Occupancy costs as a percentage of net revenues were 12.2% in 2003 and 2002, and occupancy costs per center increased to $28,500 in 2003 compared to $26,700 in 2002. During 2003, the average increase in rent over the prior rent for the leases we renewed was approximately 6.6%.

        Center depreciation expense.    Center depreciation expense increased $1.2 million, or 11.4%, in 2003 compared to 2002. This increase was primarily due to the addition of new centers in 2003 compared to 2002 and the full year impact in 2003 of centers opened in 2002. Center depreciation expense as a percentage of net revenues decreased to 2.7% in 2003 from 2.9% in 2002 and center depreciation expense per center was $6,400 in 2003 and 2002.

        Advertising expense.    Advertising expense decreased 0.3% in 2003 compared to 2002, primarily as a result of a special broadcast and direct mail campaign during the fourth quarter of 2002 that was not repeated during 2003. Advertising expense as a percentage of net revenues decreased to 5.6% in 2003 from 6.7% in 2002 and advertising expense per center was $13,100 in 2003, compared to $14,600 in 2002.

        Other center expenses.    Other center expenses increased $6.2 million, or 17.7%, in 2003 compared to 2002. This increase was primarily due to the addition of new centers in 2003 compared to 2002 and the full year impact in 2003 of centers opened in 2002. Other center expenses as a percentage of net revenues decreased from 9.8% in 2002 to 9.7% in 2003, and other center expenses per center increased to $22,700 in 2003 compared to $21,500 in 2002.

        Total center expenses.    Substantially all of the increase in expense in 2003 compared to 2002 related to the costs associated with the addition of 330 new centers in 2003 compared to 2002 and the full year impact in 2003 of the 224 centers opened during 2002. The decrease in expenses as a percentage of net revenues in 2003 compared to 2002 was primarily a result of our efforts to control costs.

  Corporate and Other Expense (Income) Analysis

        General and administrative expenses.    General and administrative expenses increased $2.9 million, or 8.5%, in 2003 compared to 2002. This increase in 2003 compared to 2002 was primarily due to a $1.0 million increase related to the addition of professional positions in our real estate department, a $700,000 increase related to additional regional directors that were needed due to the increase in the total number of payday cash advance centers and an $800,000 increase in insurance costs due to the growth in centers. The remaining increase was primarily related to expenses incurred to support the growth in the number of payday cash advance centers. General and administrative expenses as a percentage of net revenues decreased to 8.6% in 2003 from 9.4% in 2002.

        Corporate depreciation expense.    Corporate depreciation expense for 2003 increased $637,000 or 22.8% to $3.4 million compared to $2.8 million in 2002. Corporate depreciation expense was 0.8% of net revenues in 2003 and 2002.

        Options purchase expense.    Options purchase expense decreased $17.9 million, from $21.5 million in 2002 compared to $3.5 million in 2003. In 2002, we purchased substantially all of the employee stock options.

        Lending bank contract termination expense.    Lending bank contract termination expense was approximately $6.5 million in 2003. There was no such expense in 2002. This was due to a payment in 2003 to Peoples National Bank, a former lending bank, to terminate two contracts that required us to process, market and service payday cash advances on behalf of the bank in Pennsylvania and North Carolina.

        Interest expense.    Interest expense increased 6.7% in 2003 compared to 2002. This increase was primarily due to higher average amounts outstanding on our revolving credit facility in 2003 compared to 2002 due to a higher average advances and fees receivable balance in 2003 compared to 2002. The increase was also due to the refinancing of our debt resulting in an increase in the interest rate on $49.8 million of our subordinated debt from 10.0% to 13.0% and an increase in the interest rate on the notes payable to stockholders from 8.25% to 13.0%. These effects were partially offset by a $30.0 million reduction in the portion of our variable rate debt that had been converted to a fixed rate, which was higher than market rates, using an amortizing interest rate swap. These effects were also partially offset by a general decrease in market interest rates in 2003.

        Loss on disposal of property and equipment.    Loss on disposal of property and equipment increased 34.0% in 2003 compared to 2002. This increase was primarily due to an increase in the number of centers remodeled in 2003 and the disposal of a tax refund system. This number was offset by fewer closed centers in 2003.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

        The following table sets forth our results of operations for the year ended December 31, 2002 compared to the year ended December 31, 2001:

	Year Ended December 31,
	2001		2002
					Variance
		% Net Revenues		% Net Revenues
	Dollars		Dollars		Dollars	%
	(Dollars in thousands, except center information)
Revenues:
Fees and interest charged to customers	$307,894	96.7%	$298,432	83.5%	$(9,462)	-3.1%
Processing, marketing and servicing fees	66,666	20.9%	113,894	31.9%	47,228	70.8%

Total revenues	374,560	117.6%	412,326	115.4%	37,766	10.1%
Provision for doubtful accounts and agency bank losses	(55,978)	-17.6%	(54,842)	-15.4%	1,136	-2.0%

Net revenues	318,582	100.0%	357,484	100.0%	38,902	12.2%

Center Expenses:
Salaries and related payroll costs	97,490	30.6%	117,036	32.8%	19,546	20.0%
Occupancy costs	36,369	11.4%	43,620	12.2%	7,251	19.9%
Center depreciation expense	8,619	2.7%	10,416	2.9%	1,797	20.8%
Advertising expense	17,828	5.6%	23,921	6.7%	6,093	34.2%
Other center expenses	32,520	10.2%	35,078	9.8%	2,558	7.9%

Total center expenses	192,826	60.5%	230,071	64.4%	37,245	19.3%

Center gross profit	125,756	39.5%	127,413	35.6%	1,657	1.3%

Corporate and Other Expenses (Income):
General and administrative expenses	36,598	11.5%	33,578	9.4%	(3,020)	-8.3%
Corporate depreciation expense	2,256	0.7%	2,796	0.8%	540	23.9%
Amortization expense	9,796	3.1%	—	0.0%	(9,796)	-100.0%
Options purchase expense	—	0.0%	21,462	6.0%	21,462	—
Interest expense	15,529	4.8%	14,973	4.1%	(556)	-3.6%
Interest income	(110)	0.0%	(318)	-0.1%	(208)	189.1%
Loss on disposal of property and equipment	1,632	0.5%	739	0.2%	(893)	-54.7%

Total corporate and other expenses	65,701	20.6%	73,230	20.4%	7,529	11.5%

Income before income taxes	60,055	18.9%	54,183	15.2%	(5,872)	-9.8%
Income tax expense	22,779	7.2%	638	0.2%	(22,141)	-97.2%

Net income	$37,276	11.7%	$53,545	15.0%	$16,269	43.6%

	Year Ended December 31,
	2001	2002
Center Information:
Number of centers open at beginning of period	1,367	1,558
Opened	214	224
Closed	(23)	(41)

Number of centers open at end of period	1,558	1,741

Weighted average number of centers open during the period	1,396	1,634
Number of payday cash advances provided and processed (in thousands)	8,513	8,766
Amount of average payday cash advance	$300	$313

	Year Ended December 31,
	2001		2002
					Variance
		% Net Revenues		% Net Revenues
	Dollars		Dollars		Dollars	%
	(Dollars in thousands)
Per Center (based on weighted average number of centers open during the period):
Center net revenues	$228.2	100.0%	$218.8	100.0%	$(9.4)	-4.1%
Center expenses:
Salaries and related payroll costs	69.8	30.6%	71.6	32.8%	1.8	2.6%
Occupancy costs	26.1	11.4%	26.7	12.2%	0.6	2.3%
Center depreciation expense	6.2	2.7%	6.4	2.9%	0.2	3.2%
Advertising expense	12.8	5.6%	14.6	6.7%	1.8	14.1%
Other center expenses	23.3	10.2%	21.5	9.8%	(1.8)	-7.7%

Total center expenses	138.2	60.5%	140.8	64.4%	2.6	1.9%

Center gross profit	$90.0	39.5%	$78.0	35.6%	$(12.0)	-13.3%

  Revenue Analysis

        The $37.8 million increase in total revenues during the year ended December 31, 2002 was primarily due to an increase in the total number of payday cash advances made. The number of payday cash advances made increased by approximately 253,000 in 2002 compared to 2001 and the average fee per payday cash advance increased to $51 during 2002 compared to $46 during 2001. Of the $37.8 million, or 10.1%, increase in total revenues in the year ended December 31, 2002, total revenues for the 1,193 payday cash advance centers opened before December 31, 1999 decreased $10.5 million. Total revenues per mature center (centers open for at least 24 months at the beginning of the relevant period) decreased by 4.9%, from $295,800 in 2001 to $281,400 in 2002. The 524 payday cash advance centers opened after December 31, 1999 accounted for $48.2 million, or 127.7%, of the increase in total revenues from 2001 to 2002. This $48.2 million increase in total revenues for centers opened after December 31, 1999 represented a 222.7% increase for the year ended December 31, 2002 compared with total revenues for the same centers in 2001.

        At December 31, 2001, of our 1,558 payday cash advance centers open at that date, we operated 524 centers under the agency business model in the states of Alabama, Arkansas, Georgia, Michigan, North Carolina, Pennsylvania and Texas, Indiana and Virginia. During 2002, enabling payday cash advance laws were passed in Virginia and Indiana and our 56 Virginia centers and our 77 Indiana centers were converted to the standard business model. At December 31, 2002, we operated 519 payday cash advance centers under the agency business model in the states of Arkansas, Georgia, Michigan, North Carolina, Pennsylvania and Texas. The five center decrease in the number of payday cash advance centers operated under the agency business model as of December 31, 2002 compared to December 31, 2001 resulted from our opening of 128 new payday cash advance centers, net of closures, under the agency business model, less the 133 Virginia and Indiana payday cash advance centers that were converted to the standard business model.

        Provision for doubtful accounts and agency bank losses decreased $1.1 million, or 2.0%, in 2002 compared to 2001. Provision for doubtful accounts and agency bank losses as a percentage of net revenues decreased to 15.4% in 2002 from 17.6% in 2001. During the year ended December 31, 2001, regulatory changes in three states resulted in changes in the requirements to qualify for an advance, limitations on the number of transactions and/or limitations on fees and/or interest charged, resulting in center closings and the disqualification of a number of customers. Disqualifying a previously qualified customer will generally lead to higher losses, and because substantially all of our collection activity is local, closing a center and terminating the personnel responsible for collections results in higher losses. This decrease was partially offset due to the addition of new centers in 2002 compared to 2001 and the full-year impact in 2002 of centers opened in 2001.

  Payday Cash Advance Center Expense Analysis

        Salaries and related payroll costs.    Salaries and related payroll costs increased 20.0% in 2002 compared to 2001. This increase was primarily due to the addition of 224 new centers in 2002 and the full year impact in 2002 of the 214 centers opened in 2001. In addition to the volume increases attributable to additional centers, medical costs increased $3.1 million, or 45.9%, and workers' compensation increased $2.5 million, or 361.9%. These increases are principally due to higher claims in 2002. Salaries and related payroll costs as a percentage of net revenues increased to 32.8% in 2002 from 30.6% in 2001 and salaries and related payroll costs per center increased from $69,800 in 2001 to $71,600 in 2002. We averaged approximately 2.14 and 2.25 full-time equivalent field employees, including district directors, for each center during 2002 and 2001, respectively.

        Occupancy costs.    Occupancy costs increased $7.3 million, or 19.9%, in 2002 compared to 2001. This increase was primarily due to the addition of new centers in 2002 compared to 2001 and the full year impact in 2002 of centers opened in 2001. Occupancy costs as a percentage of net revenues increased to 12.2% in 2002 from 11.4% in 2001 and occupancy costs per center increased to $26,700 in 2002 compared to $26,100 in 2001. During 2002, the average increase in rent over the prior rent for the leases we renewed was up to approximately 5.0%.

        Center depreciation expense.    Center depreciation expense increased $1.8 million, or 20.8%, in 2002 compared to 2001. Center depreciation expense as a percentage of net revenues increased to 2.9% in 2002 from 2.7% in 2001, and center depreciation expense per center was $6,400 in 2002, compared to $6,200 in 2001.

        Advertising expense.    Advertising expense increased 34.2% in 2002 compared to 2001. This increase was primarily due to the addition of new centers in 2002 compared to 2001, the full year impact in 2002 of centers opened in 2001 and a special broadcast and direct mail advertising campaign during the fourth quarter of 2002. Advertising expense as a percentage of net revenues increased to 6.7% in 2002 from 5.6% in 2001 and advertising expense per center was $14,600 in 2002, compared to $12,800 in 2001.

        Other center expenses.    Other center expenses increased $2.6 million, or 7.9%, in 2002 compared to 2001. This increase was primarily due to the addition of new centers in 2002 compared to 2001 and the full year impact in 2002 of centers opened in 2002. Other center expenses as a percentage of net revenues decreased to 9.8% in 2002 from 10.2% in 2001, and other center expenses per center decreased to $21,500 in 2002 compared to $23,300 in 2001.

        Total center expenses.    Substantially all of the increase in expense in 2002 compared to 2001 related to the costs associated with the addition of 224 new centers in 2002 and the full year impact in 2002 of the 214 centers opened during 2001.

  Corporate and Other Expense (Income) Analysis

        General and administrative expenses. General and administrative expenses decreased $3.0 million, or 8.3%, in 2002 compared to 2001. This decrease in 2002 compared to 2001 was principally due to a $2.6 million decrease in legal fees. Legal fees in 2001 were higher due to the resolution of lawsuits that were assumed with the purchase of the National Cash Advance group of affiliated companies in 1999. The remaining increase was primarily related to expenses incurred to support the growth in the number of payday cash advance centers. General and administrative expenses as a percentage of net revenues decreased to 9.4% in 2002 from 11.5% in 2001.

        Corporate depreciation expense.    Corporate depreciation expense for 2002 increased $540,000, or 23.9%, to $2.8 million compared to $2.3 million in 2001. Corporate depreciation expense increased to 0.8% of net revenues in 2002 compared to 0.7% in 2001.

        Amortization Expense.    We had no amortization expense in 2002 because we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1,

2002 and stopped amortizing goodwill effective January 1, 2002 in accordance with this standard. As required by SFAS 142, we perform annual impairment tests of our recorded goodwill. Our 2002 test indicated no impairment of our recorded goodwill.

        Options purchase expense.    The options purchase expense was approximately $21.5 million in 2002. There was no such expense in 2001. This is due to our purchase in 2002 of substantially all of the employee stock options.

        Interest expense.    Interest expense decreased 3.6% in 2002 compared to 2001. This decrease was due to a reduction in the amount of our variable rate debt that had been converted to a fixed rate, which was higher than market rates, using an amortizing interest rate swap that was entered into in May 2001. Also, there was a general decrease in market interest rates in 2002.

        Loss on disposal of property and equipment.    Loss on disposal of property and equipment decreased 54.7% in 2002 compared to 2001. This decrease was primarily due to the disposal of assets in 2001 related to the relocation of our corporate headquarters.

Unaudited Quarterly Operating Results

        The following table sets forth, for the quarters indicated, our results of operations and selected items in our consolidated statement of operations. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of our management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

	Three months ended,
	2003				2004
	March 31	June 30	September 30	December 31	March 31	June 30	September 30
	(dollars in thousands, except per share data)
Fees and interest charged to customers	$80,788	$83,075	$96,408	$101,990	$95,315	$100,437	$115,656
Processing, marketing and servicing fees	28,014	30,886	32,933	35,440	32,845	30,038	36,208

Total revenues	108,802	113,961	129,341	137,430	128,160	130,475	151,864
Provision for doubtful accounts and agency bank losses	(7,254)	(13,527)	(19,551)	(24,349)	(10,960)	(19,093)	(29,064)

Net revenues	101,548	100,434	109,790	113,081	117,200	111,382	122,800
Total center expenses	61,727	64,009	63,634	70,557	76,784	76,600	77,081

Center gross profit	39,821	36,425	46,156	42,524	40,416	34,782	45,719
Total corporate and other expenses (income)	20,731	13,899	13,633	18,563	15,856	16,004	17,966

Income before income taxes	19,090	22,526	32,523	23,961	24,560	18,778	27,753
Income tax expense (benefit)	(183)	450	269	1,389	819	703	792

Net income	$19,273	$22,076	$32,254	$22,572	$23,741	$18,075	$26,961

Net income per common share
—basic	$0.28	$0.32	$0.47	$0.33	$0.35	$0.26	$0.40
—diluted	$0.28	$0.32	$0.47	$0.33	$0.35	$0.26	$0.40

Liquidity and Capital Resources

        The following table presents a summary of cash flows for the three years ended December 31, 2003 and the nine months ended September 30, 2003 and 2004:

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
	(Dollars in thousands)
Cash flows provided by (used for):
Operating activities	$119,760	$123,531	$175,292	$125,427	$143,194
Investing activities	(59,883)	(88,673)	(104,938)	(61,968)	(94,665)
Financing activities	(59,395)	(46,235)	(66,545)	(58,943)	(50,877)

Net increase (decrease) in cash and cash equivalents	482	(11,377)	3,809	4,516	(2,348)
Cash and cash equivalents, beginning of period	17,570	18,052	6,675	6,675	10,484

Cash and cash equivalents, end of period	$18,052	$6,675	$10,484	$11,191	$8,136

        Our principal sources of cash are from operations and from borrowings under our revolving credit facility. We anticipate that our primary uses of cash will be to provide working capital, finance capital expenditures, meet debt service requirements, fund payday cash advances under the standard business model, finance payday cash advance center growth and, beginning in the first quarter of 2005, pay dividends on our common stock. We also estimate that we will have up to approximately $5.0 million of additional annual expenses as a result of becoming a public company.

        We borrow under our $265.0 million revolving credit facility daily to fund our payday cash advances and to fund our other liquidity needs. Our day-to-day balances under our revolving credit facility, as well as our cash balances, vary because of seasonal and day-to-day requirements resulting from making and collecting payday cash advances. For example, if a month ends on a payday, our borrowings and our cash balances will be high compared to a month that does not end on a payday. This is because a substantial portion of the payday cash advances will be repaid in cash on that day but sufficient time will not yet have passed for the cash to reduce the outstanding borrowings under our revolving credit facility. Our borrowings under our revolving credit facility will also increase as the demand for payday cash advances increases during our peak periods such as the back-to-school and holiday seasons. Conversely, our borrowings typically decrease during the tax refund season when cash receipts from customers peak. As of December 31, 2003, cash and cash equivalents were $10.5 million, compared to $6.7 million as of December 31, 2002, an increase of $3.8 million.

        We intend to use substantially all of the net proceeds we receive from this offering to decrease our outstanding debt by approximately $180.6 million, including the repayment of approximately $112.2 million of borrowings under our revolving credit facility and the repayment in full of our approximately $68.4 million of outstanding subordinated debt. As a result, our overall leverage position will improve. While this may increase our capacity to take on additional debt in the future, we currently have no plans to do so. On July 16, 2004, we amended and restated our prior credit facility to provide us with a $265.0 million revolving credit facility. As of September 30, 2004, we had approximately $99.3 million available for future borrowings under this revolving credit facility, and at such date, after giving pro forma effect to (1) $15.4 million of additional borrowings under this facility to repay subordinated debt that matured on October 15, 2004 and (2) the repayment of borrowings under this facility with approximately $112.2 million of net proceeds that we receive from this offering, approximately $196.1 million would have been available for future borrowings under this facility. Any portion of our revolving credit facility that is repaid may be borrowed again in the future. We believe that funds generated from operations and borrowings under our revolving credit facility will provide us with sufficient sources of liquidity to satisfy our funding requirements for the next twelve months. However, if circumstances change, we may need to raise additional debt or equity financing in the future.

        Although our revolving credit facility places restrictions on our capital expenditures and acquisitions, we believe that these restrictions do not prohibit us from pursuing our growth strategy as currently planned. Cash that is restricted due to certain states' regulatory liquidity requirements is not included in cash and cash equivalents. Instead, the restricted cash is shown on our consolidated balance sheet as a non-current asset under the line item "Restricted cash."

  Cash Flows from Operating Activities

        Net cash provided by operating activities increased $17.8 million, or 14.2%, to $143.2 million for the nine months ended September 30, 2004 compared to the same period in 2003. The $17.8 million increase in the first nine months of 2004 was primarily due to a $4.8 million decrease in net income, a $2.0 million increase in depreciation, a $18.8 million increase in the provision for doubtful accounts and agency bank losses and a $2.4 million increase from changes in operating assets and liabilities, in each case in the nine months ended September 30, 2004 compared to the comparable period in 2003. Changes in operating assets and liabilities consisted of a $4.6 million decrease in other current assets primarily due to the timing of the payment of payday cash advance center rents (October rent was paid before September 30 in 2003 and was paid after September 30 in 2004), a $1.9 million increase from changes in income taxes payable and a $3.8 million increase from changes in accounts payable and accrued liabilities, and a $1.7 million decrease in changes in other long-term assets.

        Net cash provided by operating activities increased $51.8 million, or 41.9%, to $175.3 million for the year ended December 31, 2003 compared to $123.5 million for 2002. The $51.8 million increase was primarily due to a $42.6 million, or 79.6%, increase in 2003 net income compared to 2002, and a $9.8 million increase in the provision for doubtful accounts and agency bank losses.

  Cash Flows from Investing Activities

        Net cash used in investing activities increased $32.7 million, or 52.8%, to $94.7 million for the nine months ended September 30, 2004 compared to $62.0 million for the same period in 2003. Net cash invested in advances and fees receivable, net increased $24.4 million, or 50.9%, to $72.3 million for the nine months ended September 30, 2004 compared to $48.0 million for the same period in 2003. Purchases of property and equipment, related principally to opening new and remodeling existing payday cash advance centers and purchases of computer hardware and software, increased $5.9 million, or 35.8%, to $22.4 million for the nine months ended September 30, 2004 compared to $16.5 million for the comparable period in 2003.

        Net cash used in investing activities increased $16.3 million, or 18.3%, to $104.9 million for the year ended December 31, 2003 compared to $88.7 million for 2002. The increase was primarily due to an increase in advances and fees receivable and property and equipment. Net cash invested in advances and fees receivable increased $7.9 million, or 10.1%, to $85.9 million in 2003 compared to $78.1 million in 2002. Purchases of property and equipment, related principally to opening new and remodeling existing payday cash advance centers and purchases of computer hardware and software, increased $10.2 million to $21.4 million in 2003 compared to $11.3 million in 2002.

        Purchases of property and equipment were $22.4 million and $16.5 million in the nine months ended September 30, 2004 and 2003, respectively and were $21.4 million in 2003, $11.3 million in 2002 and $20.2 million in 2001. We anticipate purchases of property and equipment will be approximately $25.0 million to $30.0 million in each of the years ended December 31, 2004 and December 31, 2005.

  Cash Flows from Financing Activities

        Net cash used in financing activities decreased $8.0 million, or 13.7%, to $50.9 million for the nine months ended September 30, 2004 compared to $58.9 million for the same period in 2003. The decrease was due to (1) a $24.8 million increase in dividends paid to our existing stockholders, from $54.4 million in the nine months ended September 30, 2003 to $79.2 million in the nine months ended September 30, 2004 and (2) $42.8 million in borrowings under our revolving credit facility. This was partially offset by the issuance of $7.0 million in notes payable to stockholders.

        Net cash used in financing activities increased $20.3 million, or 43.9%, to $66.5 million for the year ended December 31, 2003 compared to $46.2 million for 2002. The increase was primarily due to an increase in dividends of $61.5 million in 2003 offset by a net decrease in proceeds from our revolving credit facility of $52.4 million, the issuance of $7.0 million of notes payable to stockholders and $10.9 million of stock repurchase subordinated debt.

Opening New Payday Cash Advance Centers

        As part of our growth strategy, we intend to open new payday cash advance centers in existing and new markets. During the first nine months of 2004, we opened 346 new payday cash advance centers and we anticipate opening approximately 140 additional payday cash advance centers by the end of 2004.

        The capital cost of opening a new payday cash advance center varies depending on the size and type of payday cash advance center, but typically averages approximately $37,000. This capital cost includes leasehold improvements, signage, fixtures, furniture, computer equipment and a security system. In addition, the typical payday cash advance center that has been operating for at least 24 months (which we refer to as a mature payday cash advance center) under the standard business model requires average working capital of approximately $93,000 to fund operating cash and the payday cash advance center's payday cash advance portfolio.

        It typically takes approximately nine months for one of our payday cash advance centers to generate sufficient revenues to cover the center's expenses not including corporate overhead. Cumulative losses during the first nine months average approximately $44,000 per payday cash advance center.

        For the nine months ended September 30, 2004, we spent $22.4 million on capital expenditures. We anticipate spending between $5.0 million and $7.5 million on capital expenditures in the fourth quarter of 2004, including approximately $5.2 million in expenditures for the approximately 140 new payday cash advance centers that we expect to open during that period.

Off-Balance Sheet Arrangements with the Lending Banks

        Through 530 of our payday cash advance centers located in five states, we serve as processing, marketing and servicing agent for payday cash advances offered, made and funded by four FDIC insured, state-chartered banks. Under processing, marketing and servicing agreements with these lending banks, we are compensated by the lending banks for processing, marketing and servicing the payday cash advances the lending banks make to their customers. Approximately 28.2% of our net revenues in the first nine months of 2004 and approximately 29.9% of our net revenues in the year ended December 31, 2003, were derived from processing, marketing and servicing fees paid to us by these lending banks. As of September 30, 2004, BankWest was offering its payday cash advances in 101 of our payday cash advance centers in Pennsylvania, First Fidelity Bank was offering its payday cash advances in 87 of our payday cash advance centers in Michigan, Republic was offering its payday cash advances in 312 of our payday cash advance centers in North Carolina and Texas and Venture Bank was offering its payday cash advances in 30 of our payday cash advance centers in Arkansas. In addition, BankWest offered its payday cash advances in our 89 Georgia centers before we suspended our Georgia operations in May 2004. Of our total revenues for the nine months ended September 30, 2004, approximately $39.6 million, or 9.7%, were derived from processing, marketing and servicing fees paid to us by BankWest, approximately $15.3 million, or 3.7%, were derived from processing, marketing and servicing fees paid to us by First Fidelity Bank, approximately $39.4 million, or 9.6%, were derived from processing, marketing and servicing fees paid to us by Republic and approximately $5.5 million, or 1.3%, were derived from processing, marketing and servicing fees paid to us by Venture Bank. Of our total revenues for the year ended December 31, 2003, approximately $54.4 million, or 11.1%, were derived from processing, marketing and servicing fees paid to us by BankWest, approximately $13.6 million, or 2.8%, were derived from processing, marketing and servicing fees paid to us by First Fidelity Bank, approximately $31.4 million, or 6.4%, were derived from processing, marketing and servicing fees paid to us by Republic and approximately $13.5 million, or 2.8%, were derived from processing, marketing and servicing fees paid to us by Venture Bank. In addition, Peoples National Bank offered its payday cash advances in our North Carolina centers through February 2003, and in our Pennsylvania centers through March 2003, and we derived $14.4 million, or 2.9%, of our 2003 total revenues from this relationship.

        Although we process, market and service payday cash advances offered, made and funded by the lending banks under the agency business model, each lending bank is responsible for evaluating each of its customers' applications and determining whether the payday cash advance is approved. The lending banks for whom we act as agent utilize an automated third-party credit scoring system to evaluate and approve each customer application. We are not involved in the lending banks' payday cash advance approval process, are not involved in determining the approval procedures or criteria of the lending banks and do not fund or acquire any payday cash advances from the lending banks. The payday cash advances are repayable solely to the lending banks and are assets of the lending banks. Consequently, the lending banks' payday cash advances are not included in our payday cash advance portfolio nor are they reflected on our balance sheet within our advances and fees receivable, net. Under our processing, marketing and servicing agreements with the lending banks, the lending banks are contractually obligated for the losses on payday cash advances in an amount established as a percentage of the fees and/or interest charged by the banks to their customers on their payday cash advances. Depending upon the lending bank, this percentage currently ranges from 8.0% to 20.0%. In aggregate, this percentage was 6.5% for the year ended December 31, 2001, 7.3% for the year ended December 31, 2002, 10.1% for the year ended December 31, 2003, 8.9% for the nine months ended September 30, 2003 and 12.6% for the nine months ended September 30, 2004. If actual payday cash advance losses exceed the percentage specified in a lending bank's processing, marketing and servicing agreement with us, our processing, marketing and servicing fees are reduced by the excess through the provision for doubtful accounts and agency bank losses. If actual payday cash advance losses are less than the loss percentage specified in such agreement, our processing, marketing and servicing fees are increased by the difference through the provision for doubtful accounts and agency bank losses. As a result, if the amount of uncollected payday cash advances exceeds the lending bank's contractual obligation, we could be obligated to pay the lending bank the outstanding amount of the advances plus its fees and/or interest receivable on the advances, less its contractually obligated portion of the losses. As of September 30, 2004, our contingent liability to each of the lending banks amounted to $17.6 million to BankWest, $9.6 million to First Fidelity Bank, $25.8 million to Republic and $4.1 million to Venture Bank. This contingent liability to the lending banks was not included on our balance sheet. We could also be obligated to pay this amount to the lending banks if, as a result of a change in law, regulation or otherwise, the lending banks' payday cash advances were to become uncollectible.

        Because of our economic exposure for excess bank losses related to the lending banks' payday cash advances, we have established a payable, called accrual for excess bank losses, to reflect our anticipated losses related to uncollected lending bank payday cash advances. The accrual for excess bank losses that was reported in our accrued liabilities in our balance sheet was $2.9 million as of September 30, 2004. The accrual for excess bank losses has been established on a basis similar to the allowance for doubtful accounts for the standard business model payday cash advances. We cannot assure you, however, that our estimates will be accurate, and if the lending banks' payday cash advance losses are materially greater than our accrual for excess bank losses, our business, results of operations and financial condition could be materially adversely affected.

Certain Contractual Cash Commitments

        Our principal future contractual obligations and commitments as of September 30, 2004, excluding periodic interest payments, included the following:

		Payment due by period
Contractual Cash Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
		(Dollars in thousands)
Long-term debt obligations:
Revolving credit facility	$160,299	$—	$—	$160,299	$
National Cash Advance subordinated debt	42,242	11,578	—	30,664		—
Stock repurchase subordinated debt	22,989	3,832	—	19,157		—
Notes payable to stockholders	18,558	—	—	18,558		—
Mortgage payable	6,598	326	728	841		4,703
Operating lease obligations(1)	134,511	53,447	67,001	13,938		125
Purchase obligations	2,417	2,417	—	—		—

Total	$387,614	$71,600	$67,729	$243,457		$4,828

(1)
Includes leases for aircraft, aircraft hangar space, payday cash advance centers, security equipment and fax equipment. Prior to or simultaneously with the closing of this offering, we expect to terminate these aircraft leases. Additionally, simultaneously with the closing of this offering, we expect to purchase certain of the aircraft previously leased thereunder. See "Certain Relationships and Related Party Transactions."

  Long-Term Debt Obligations

        National Cash Advance subordinated debt.    In 1999, we issued $53.8 million aggregate principal amount of subordinated debt in connection with our acquisition of the National Cash Advance group of affiliated companies. In May 2001, we repaid $11.6 million aggregate principal amount of this debt, and in October 2004, we repaid an additional $11.6 million aggregate principal amount of this debt. This debt is unsecured and is subordinate to our revolving credit facility. The remaining $30.7 million aggregate principal amount of this debt matures on October 15, 2007 and bears interest at an annual interest rate of 13.0%. The proceeds to us from this offering will be used to retire all of the National Cash Advance subordinated debt.

        Stock repurchase subordinated debt.    In December 2000, we issued $2.5 million aggregate principal amount of subordinated debt to a former employee in connection with our repurchase from him of some of our common stock issued as part of our acquisition of the National Cash Advance group of affiliated companies. In January 2002, we issued $16.7 million aggregate principal amount of subordinated debt to the founders of National Cash Advance in connection with our repurchase from them of some of our common stock issued as part of our acquisition of the National Cash Advance group of affiliated companies. Further, in September 2001, in connection with our conversion to a Subchapter S corporation, we issued $3.8 million aggregate principal amount of subordinated debt to repurchase some of our common stock issued as part of our acquisition of the National Cash Advance group of affiliated companies, which debt was repaid at maturity in October 2004. All of the stock repurchase subordinated debt is unsecured and is subordinate to our revolving credit facility. Of the $19.2 million aggregate principal amount of currently outstanding stock repurchase subordinated debt, $16.4 million aggregate principal amount matures on October 15, 2007 and bears interest at an annual interest rate of 13.0%. The remaining $2.8 million aggregate principal amount is payable upon settlement of certain liabilities retained by the sellers of the National Cash Advance group of affiliated companies and bears interest at an annual rate of 13.0%. The proceeds to us from this offering will be used to retire all of the stock repurchase subordinated debt.

        Notes payable to stockholders.    Since our inception, on several occasions, we issued notes to our stockholders, which had an aggregate principal amount of $18.5 million as of September 30, 2004. These notes are unsecured and are subordinate to our revolving credit facility and to the National Cash Advance subordinated debt. These notes mature on October 15, 2007 and bear interest at an annual interest rate of 13%. The proceeds to us from this offering will be used to retire all of the notes payable to stockholders.

        Our revolving credit facility.    As of September 30, 2004, we had $160.3 million outstanding on the revolving portion of our prior credit facility and $5.4 million of letters of credit outstanding, leaving $99.3 million available for future borrowings under our prior credit facility.

        We had the following standby letters of credit outstanding as of September 30, 2004 under our prior credit facility:

Purpose of Letter of Credit	Amount
Workers' compensation and general liability insurance	$5,201,000
State of Kentucky Department of Financial Institutions, licensing requirement	200,000

Total	$5,401,000

        Our prior credit facility, dated September 30, 2002, provided a $150.0 million revolving credit line, which amount included the issuance of up to $10.0 million in letters of credit. Our prior credit facility was amended on September 30, 2003 to permit the payment of a $30.0 million cash dividend to our stockholders and to extend its maturity to September 30, 2006. The weighted average interest rate for our prior credit facility was 4.18% and 5.60% at December 31, 2003 and 2002, respectively.

        In order to limit our exposure to interest rate fluctuations, in May 2001 we entered into an interest rate swap agreement with National City Bank that converted a portion of our variable rate debt outstanding under our prior credit facility to a fixed rate of 4.78% plus a margin. The swap notional amount amortized by $2.5 million per month and matured on May 7, 2004. Under the interest rate swap agreement, we were exposed to losses in the event of nonperformance by the counterparty.

        On July 16, 2004, we entered into an amendment and restatement of our prior credit facility with a syndicate of banks. As amended and restated, our revolving credit facility provides us with a $265.0 million revolving line of credit, which amount includes the ability to issue up to $20.0 million in letters of credit. Our revolving credit facility matures on July 16, 2009. We have the option to (i) increase our revolving credit facility by an additional $10.0 million and (ii) extend its maturity date to July 16, 2010, in each case upon our satisfaction of certain covenants and conditions. As of September 30, 2004, we had approximately $160.3 million of borrowings outstanding on our revolving credit facility and approximately $5.4 million of letters of credit outstanding, leaving approximately $99.3 million available for future borrowings. We intend to use approximately $112.2 million of the net proceeds to us from this offering to repay borrowings under the revolving credit facility, with any net proceeds to us in excess of $180.6 million used to repay additional borrowings under the revolving credit facility. As of September 30, 2004, after giving pro forma effect to (1) $15.4 million of additional borrowings under this facility to repay subordinated debt that matured on October 15, 2004 and (2) the repayment of approximately $112.2 million of borrowings under this facility with proceeds that we receive from this offering, approximately $196.1 million would have been available for future borrowings under this facility. Any portion of our revolving credit facility that is repaid may be borrowed again in the future.

        In general, our borrowings under the revolving credit facility bear interest, at our option, at either a base rate plus an applicable margin or a LIBOR-based rate plus an applicable margin. The base rate equals the greater of (i) the prime rate announced by Bank of America, the administrative agent under the revolving credit facility, and (ii) the sum of the federal funds rate plus 0.50%. The applicable margin is determined each quarter by a pricing grid based on our senior leverage ratio of our consolidated senior debt to consolidated EBITDA. The base rate applicable margin ranges from 0.75% to 1.50% based upon our senior leverage ratio. The LIBOR-based applicable margin ranges from 2.50% to 3.25% based upon our senior leverage ratio. As of September 30, 2004, the applicable margin for the prime-based rate was 1.25% and the applicable margin for the LIBOR-based rate was 3.0%.

        The applicable rate is chosen at the time a draw down is requested under the revolving credit facility and is based on the forecasted working capital requirements and the required notice period for each type of borrowing. LIBOR-based rates can be selected for one month, two month, three month or six month terms. In the case of a base rate loan, notice must be given to the bank on the business day prior to the date of the required borrowing and in the case of a LIBOR-based loan notice must be given to the bank on the third business day prior to the date of the requested borrowing. Base rate loans are variable, and the rates on those loans are changed whenever the underlying rate changes. LIBOR-based loans bear interest for the term of the loan at the rate set at the time of borrowing for that loan. As of September 30, 2004, $3.0 million borrowed under the revolving credit facility was at the base rate and $157.3 million borrowed under the revolving credit facility was at a LIBOR-based rate.

        Our obligations under the revolving credit facility are guaranteed by each of our subsidiaries. Our borrowings under the revolving credit facility are secured by substantially all of our assets and the assets of our subsidiaries. In addition, our borrowings under the revolving credit facility are secured by a pledge of all of the capital stock, or similar equity interests, of our subsidiaries. Our revolving credit facility contains various financial covenants that require, among other things, the maintenance of a minimum net worth and leverage and fixed charge coverage ratios. The revolving credit facility contains customary covenants and events of default, including covenants that restrict our ability to encumber assets and to create indebtedness. The revolving credit facility also includes cross default provisions where an event of default with respect to any other indebtedness in excess of $1.0 million in the aggregate could cause all amounts outstanding under the revolving credit facility to become due and payable. See "Description of Senior Bank Debt, Other Long-Term Debt Obligations and Mortgage Payable" beginning on page 116 for further detail regarding our revolving credit facility.

        We borrow under our $265.0 million revolving credit facility daily to fund our payday cash advances and to fund our other liquidity needs. Our day-to-day balances under our revolving credit facility, as well as our cash balances, vary because of seasonal and day-to-day requirements resulting from making and collecting payday cash advances. For example, if a month ends on a payday, our borrowings and our cash balances will be high compared to a month that does not end on a payday. This is because a substantial portion of the payday cash advances will be repaid in cash on that day but sufficient time will not yet have passed for the cash to reduce the outstanding borrowings under our revolving credit facility. Our borrowings under our revolving credit facility will also increase as the demand for payday cash advances increases during our peak periods such as the back-to-school and holiday seasons. Conversely, our borrowings typically decrease during the tax refund season when cash receipts from customers peak.

  Mortgage Payable

        Our corporate headquarters building was constructed and financed through a special purpose entity (SPE) in 2001, which is controlled and owned by our Chairman and certain of our stockholders. We have no ownership interest in the SPE; however, the SPE was consolidated under prior accounting literature and continues to be consolidated in accordance with Financial Accounting Standards Board (FASB) Financial Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. The SPE owns our headquarters building and related land subject to a mortgage, the principal amount of which was approximately $6.6 million at September 30, 2004. The mortgage is payable to an insurance company and is secured by our corporate headquarters building and related land. The mortgage is payable in 180 monthly installments of approximately $66,400, including principal and interest, and bears interest at a fixed rate of 7.30% over its term. The mortgage matures on June 10, 2017. The carrying amount of our corporate headquarters building was approximately $6.2 million at December 31, 2002, $5.9 million at December 31, 2003, $6.0 million at September 30, 2003 and $5.7 million at September 30, 2004. See "Certain Relationships and Related Party Transactions."

  Operating Lease Obligations

        We lease all of our payday cash advance centers from third-party lessors under operating leases. These leases typically have initial terms of three years and may contain provisions for renewal options, additional rental charges based on revenue and payment of real estate taxes and common area charges. In addition, we lease aircraft and aircraft hangar space and have certain other leases for security and office equipment. The lessors under some of these aircraft operating leases are certain of our stockholders and companies controlled by them. Simultaneously with the closing of this offering, we intend to terminate certain of these aircraft leases and purchase certain of the aircraft leased thereunder. See "Certain Relationships and Related Party Transactions."

  Purchase Obligations

        We enter into agreements with vendors to purchase furniture, fixtures and other items used to open new payday cash advance centers. These purchase commitments typically extend for a period of two to three months after the opening of a new payday cash advance center. As of September 30, 2004, our purchase obligations totaled approximately $2.4 million.

Critical Estimates, Uncertainties or Assessments in the Financial Statements

        The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In applying the accounting principles, we must often make individual estimates and assumptions regarding expected outcomes or uncertainties. As might be expected, the actual results or outcomes are generally different than the estimated or assumed amounts. These differences are usually minor and are included in our consolidated financial statements as soon as they are known. Estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

        Actual results related to the estimates and assumptions made in preparing our consolidated financial statements will emerge over periods of time, such as estimates and assumptions underlying the determination of allowance for doubtful accounts. These estimates and assumptions are monitored and periodically adjusted as circumstances warrant. These amounts may be adjusted based on higher or lower actual loss experience. Although there is greater risk with respect to the accuracy of these estimates and assumptions because of the period over which actual results may emerge, such risk is mitigated by the ability to make changes to these estimates and assumptions over the same period.

        We periodically review the carrying value of goodwill and other intangible assets when events and circumstances warrant such a review. One of the methods used for this review is performed using estimates of future cash flows. If the carrying value of goodwill or other intangible assets is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the goodwill or intangible assets exceeds its fair value. We believe that the estimates of future cash flows and fair value are reasonable. Changes in estimates of those cash flows and fair value, however, could affect the evaluation.

Impact of Inflation

        We believe our results of operations are not dependent upon the levels of inflation.

Impact of New Accounting Pronouncements

        In May 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS No. 150 did not have a material effect on our financial position or results of operations.

        In November 2002, the FASB issued Financial Interpretation No. 45 (FIN 45), Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a guarantor to include disclosure of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. The recognition requirement is effective for guarantees issued or modified after December 31, 2002. We adopted the recognition requirements of FIN 45 on January 1, 2003 and the adoption did not have a significant impact on our financial statements.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement amended SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amended the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for annual periods ending after December 15, 2002 and interim periods beginning after December 15, 2002. We adopted the disclosure provisions of SFAS No. 148 beginning with the year ended December 31, 2002.

        In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. Many variable interest entities (VIE) have commonly been referred to as special-purpose entities or off-balance sheet structures. FIN 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residential returns or both. The consolidation requirements of FIN 46 apply immediately to VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Our corporate headquarters were constructed and financed through a SPE in 2001, which is controlled and owned by our Chairman and certain of our stockholders. We have no ownership interest in the SPE; however, the corporate headquarters was consolidated under prior accounting literature and continues to be consolidated in accordance with FIN 46. The adoption of FIN 46 did not have a significant impact on our financial statements.

Qualitative and Quantitative Disclosures about Market Risk

        We have no market-risk-sensitive instruments entered into for trading purposes, as defined by GAAP.

  Interest Rate Risk

        We are exposed to interest rate risk on our revolving credit facility. We may from time to time enter into interest rate swaps, collars or similar instruments with the objective of reducing our volatility in borrowing costs. As of December 31, 2003, we had one interest rate swap outstanding with notional amount of $12.5 million, which converted a portion of our variable debt to a fixed rate of 4.78% plus a margin. We had no derivative financial instruments outstanding as of September 30, 2004.

        Our variable interest expense is sensitive to changes in the general level of interest rates. At December 31, 2003, the weighted average interest rate on our $128.6 million of variable interest debt was approximately 4.2%. The weighted average interest rate on our $160.3 million of variable interest debt as of September 30, 2004 was approximately 4.9%.

        We had total interest expense of $16.0 million for the year ended December 31, 2003 and $12.7 million in the nine months ended September 30, 2004. The estimated increase in interest expense from a hypothetical 200 basis-point adverse change in applicable variable interest rates would have been approximately $1.7 million in 2003 and $1.8 million for the nine-month period ended September 30, 2004.

  Credit Risk

        Under the agency business model, all charges of fees and/or interest paid by a lending bank's customers are deposited directly to the lending bank's bank account. We invoice the bank for the processing, marketing and servicing fees payable to us by such bank. In addition, lending banks are responsible for making payments to us if actual payday cash advances losses are less than the payday cash advance losses retained by the lending banks. We are subject to the risk that the lending banks will fail to pay all or a portion of the amounts due to us or that they will fail to pay us on a timely basis. Any such failure could have a material adverse effect on our business, results of operations and financial condition.

BUSINESS

Overview

        We are the largest provider of payday cash advance services in the United States, as measured by the number of payday cash advance centers operated. As of September 30, 2004, we operated 2,290 payday cash advance centers in 34 states. Payday cash advances are small-denomination, short-term, unsecured advances that typically are due on the customer's next payday. We provide these services primarily to middle-income working individuals. We do not franchise any of our payday cash advance centers. We focus exclusively on payday cash advance services and do not provide check cashing, pawn lending, title lending or wire transfer or similar services. We believe our sole focus on payday cash advance services is a competitive strength that has allowed us to better reach and service our primary market of middle-income customers. The table below shows selected demographics of the customers we serve:

	Customers (1)	U.S. Census 2000
Average age (years)	38.4	35.8
Percentage between 18-44	64%	40%
Median household income	$40,125	$41,994
Percentage homeowners	42%	66%
Percentage with high school degrees	84%	80%

(1)
Based on a study performed for us by DX Marketing, LLC, a data solutions provider, of the approximately 63% of customers served during the twelve months ended June 30, 2004 for whom this information was available.

        In order for a new customer to be approved for a payday cash advance by us or by a lending bank, he or she is required to have a bank account and a regular source of income, such as a job. To obtain a payday cash advance, a new customer typically:

  •
  presents the required documentation (usually proof of identification, a pay stub or other evidence of income, and bank statement);

  •
  enters into an agreement governing the terms of the payday cash advance (including the customer's agreement to repay the cash advance in full on or before a specified due date, usually the customer's next payday, and our or the lending bank's agreement to defer the presentment or deposit of the customers' check until the due date of the payday cash advance);

  •
  writes a personal check to cover the amount of the payday cash advance plus charges for applicable fees and/or interest; and

  •
  makes an appointment to return on the specified due date of the payday cash advance to repay the advance plus the applicable charges and to reclaim their check.

        Immediately upon completion of the approval process, the customer is given cash or a check drawn on our or the lending bank's account in the amount of the payday cash advance. At the specified due date, which is typically two weeks after the date of the payday cash advance, the customer is required to pay off the payday cash advance in full, which is usually accomplished by he or she returning to the payday cash advance center with cash. Upon a repayment in full, we are obligated to return the customer's personal check to him or her. If the customer does not repay the outstanding payday cash advance in full on or before the due date, the payday cash advance center will seek to collect from the customer directly and may deposit the customer's personal check.

        Our goal is to attract customers by offering straightforward, rapid access to temporary funding while providing high-quality, professional customer service. We believe that our payday cash advance service represents a competitive source of liquidity to the customer relative to other credit alternatives, which typically include overdraft privileges or bounced check protection, late bill payments, checks returned for insufficient funds and short-term collateralized loans.

        In most states in which we conduct business we make payday cash advances directly to our customers (which we refer to as the standard business model). In other states in which we conduct business we act as a processing, marketing and servicing agent through our payday cash advance centers for FDIC insured, state-chartered banks that make payday cash advances to their customers pursuant to the authority of the laws of the state in which they are located and federal interstate banking laws, regulations and guidelines (which we refer to as the agency business model). We refer to the banks for which we act as agent as the lending banks.

        Under the standard business model, we determine whether to approve a payday cash advance to our customers. Using this model, we do not undertake any evaluation of the creditworthiness of our customers in determining whether to approve customers for payday cash advances, other than requiring proof of identification, bank account and income source, as described above. However we consider the customer's income in determining the amount of the payday cash advance. Under the agency business model, the lending banks determine whether to approve a payday cash advance to their customers utilizing third-party credit scores to evaluate and approve the customer's application.

        The following table summarizes the most significant differences between the standard business model and the agency business model, including the applicable separation of obligations, fees and risks:

	Standard Business Model	Agency Business Model
Payday Cash Advance Approval:	We determine whether to approve a payday cash advance to a customer.	The lending banks determine whether to approve a payday cash advance to a customer and establish all of the underwriting criteria.
Customer Agreements:	We determine the terms, conditions and features of the payday cash advances in accordance with applicable state and federal law. The contractual advance documents are between us and the customer.	All terms, conditions and features of the payday cash advances are determined by the lending banks in accordance with applicable state and federal law and the FDIC's guidelines to examiners relating to payday cash advances. The agreements are between the lending banks and their customers.
Funding of Payday Cash Advances:	We fund all payday cash advances from our operating cash and/or our revolving credit facility.	The lending banks fund all payday cash advances. We do not repurchase or participate in the advances.
Collection of Payday Cash Advances, Fees and Interest:	We deposit all payments and receive 100% of the revenue.	The lending banks receive 100% of repayments of payday cash advances, interest and fees which are deposited in their bank accounts. Processing, marketing and servicing fees are remitted to us twice per month by the lending banks.
Risks:	We are responsible for all losses associated with payday cash advances.	The lending banks are contractually obligated for the losses on payday cash advances in an amount established as a percentage of the fees and/or interest charged by the lending banks to their customers. If actual payday cash advance losses exceed the percentage specified in the lending banks' agreement with us, our processing, marketing and servicing fees are reduced by the excess.

As of September 30, 2004, we were making payday cash advances directly to customers under the standard business model in 1,760 of our payday cash advance centers in 29 states and serving as agent for the lending banks under the agency business model in 530 of our payday cash advance centers in five states.

        We provide payday cash advances and charge fees and/or interest as specified by the laws of the states where we operate under the standard business model. In the states where we operate under the agency business model, the lending banks provide payday cash advances and charge fees and/or interest as specified by the laws of the states in which they are located and consistent with the regulatory authority of the FDIC and federal banking law. The permitted size of a payday cash advance varies by state and ranges from $50 to $1,000. The permitted fees and/or interest on a payday cash advance also varies by state and ranges from 10% to 44% of the amount of the payday cash advance.

        Additional fees that we or the lending banks may collect include fees for returned checks and late fees. The returned check fee varies by state and ranges up to $30.00. We or the lending bank, as the case may be, charge the customers this fee if the check is deposited and is returned due to non-sufficient funds (NSF) in the customers' accounts or other reasons. In three states we are permitted to charge a late fee that varies by state. The late fees are established as a percent of the amount due up to a maximum amount. For the nine months ended September 30, 2004 and the year ended December 31, 2003, total NSF fees collected by us and the lending banks were $1.7 million and $2.3 million, respectively, and total late fees collected by us and the lending banks were $61,000 and $89,000, respectively.

        The amount of the average payday cash advance provided or processed by us was $327 in the nine months ended September 30, 2004, $321 in the year ended December 31, 2003, $313 in the year ended December 31, 2002 and $300 in the year ended December 31, 2001. The average charge to customers for providing or processing a payday cash advance was $53 in the nine months ended September 30, 2004, $52 in the year ended December 31, 2003, $51 in the year ended December 31, 2002 and $46 in the year ended December 31, 2001. The average duration of a payday cash advance provided or processed by us was 15.5 days in the nine months ended September 30, 2004, 15.1 days in the year ended December 31, 2003, 14.5 days in the year ended December 31, 2002 and 14.2 days in the year ended December 31, 2001.

        The following table presents key operating data for our business:

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Number of payday cash advances provided or processed (thousands)	10,179	8,388
Number of customers served (thousands)	1,174	1,209
Average duration of a payday cash advance (days)	15.1	15.5
Aggregate principal amount of payday cash advances provided or processed (thousands)	$3,271,235	$2,739,094
Average amount of payday cash advance	$321	$327
Average charge to customers for providing or processing a payday cash advance	$52	$53

        Our payday cash advance centers, which we design to have the appearance of a mainstream financial institution, are typically located in middle-income shopping areas with high retail activity. We have developed our national network of payday cash advance centers by opening new centers on a regular basis. In the nine months ended September 30, 2004, we opened 346 new payday cash advance centers in 28 states, and in the year ended December 31, 2003, we opened 330 new payday cash advance centers in 30 states. In addition, in 1999 we added 531 payday cash advance centers to our network through our acquisition of the National Cash Advance group of affiliated companies. As a result of our experience in opening, managing and acquiring payday cash advance centers throughout much of the United States, we believe we have developed a strong understanding of market analysis, location attractiveness and individual payday cash advance center economics.

Our Organizational Structure

        Advance America, Cash Advance Centers, Inc. is the sole shareholder of seventy-six subsidiary companies. Generally, these subsidiary companies are the entities that market, service and process payday cash advances to customers in their respective states. Thirty-eight of these companies are entities that currently operate and/or are licensed to do business in their respective states. Thirty-four of these companies are entities that have operated in states in the past or were formed for future expansion into other states. Generally, the name of the state in which the subsidiary operates is reflected in the name of the entity. For example, Advance America, Cash Advance Centers of Alabama, Inc. is the subsidiary that operates in Alabama. Two subsidiary companies were formed for various other purposes, including owning our intellectual property and for investment purposes. Two subsidiary companies were formed for the purpose of owning the two airplanes we intend to acquire simultaneously with the closing of this offering. See "Certain Relationships and Related Party Transactions" on page 107. In addition, two of the subsidiaries are partners in a limited partnership that operates in one state.

Our Industry

        The payday cash advance services industry has grown steadily since the early 1990s in response to a shortage of available short-term consumer credit alternatives from traditional banking institutions. The rapid increase in the charges associated with having insufficient funds in one's bank account, as well as other late/penalty fees charged by financial institutions and merchants, have also helped increase customer demand for payday cash advances. A payday cash advance typically involves a single charge, unlike other alternatives that often require collateral, origination and administration fees, prepayment penalties and charges for other services such as credit life insurance, interest payments and additional incremental charges. Other alternatives, such as bounced checks and late bill payments, may also have negative credit consequences. We believe customers use short-term payday cash advances because they provide a simple, quick and confidential way to meet short-term cash needs between paydays while avoiding the potentially higher costs and negative credit consequences of other alternatives.

        We believe many banks and other traditional financial institutions have reduced or eliminated their provision of small-denomination, short-term consumer loans, in part due to the costs associated with originating these loans. As a result, a significant number of companies have begun to offer such loans, or payday cash advances, to lower-income and middle-income individuals. The providers of these types of loans are fragmented and range from specialty finance offices, like our payday cash advance centers, to retail stores in other industries that offer these types of loans as ancillary services. Because of the relatively low cost of entry and the regulatory safe harbor that many state statutes provide for payday cash advances, the payday cash advance services industry has experienced significant growth in the number of payday cash advance centers. Recently, businesses offering payday cash advances and short-term loans over the internet as well as by telephone have also begun to compete in the payday cash advance services industry.

        We believe the payday cash advance services industry is growing, fueled by overall increases in the population and increased consumer and legislative acceptance of payday cash advances. The number of jurisdictions with specific legislation and/or regulations permitting payday cash advances or small loans has grown from 16 states in 1997, the year in which we commenced operations, to 37 states and the District of Columbia as of September 30, 2004.

Competitive Strengths

        Market Leader with Economies of Scale.    With 2,290 payday cash advance centers located in 34 states as of September 30, 2004, we are the largest provider of payday cash advance services in the United States, with approximately twice as many payday cash advance centers as the next largest provider of payday cash advance services. We believe our scale provides us with a leadership position in the industry, allows us to leverage our brand name in opening payday cash advance centers in existing and new markets and enables us to benefit from economies of scale and to enter favorable relationships with landlords, strategic vendors and other suppliers. We have centralized most payday cash advance center support functions, including marketing and advertising, accounting and finance, treasury management, human resources, regulatory compliance, information technology support and customer support systems. We believe these centralization efforts will enable us to continue to expand our network of payday cash advance centers while controlling our costs.

        Successful Execution of Growth Strategy.    We believe we have successfully executed an effective growth strategy, including identifying attractive locations for new payday cash advance centers, rapidly entering into new leases and establishing the necessary processes and systems to manage the overall growth process. We use our database of over 2.5 million customer records to analyze market opportunities and make management decisions regarding expanding our network of payday cash advance centers. In the nine months ended September 30, 2004, we opened 346 new payday cash advance centers in 28 states, and in the year ended December 31, 2003, we opened 330 new payday cash advance centers in 30 states.

        Continued Focus on Government Affairs.    We have experience with the legislative and regulatory environment in all of the states in which we operate as well as at the federal level. We are a founding member of the CFSA, an industry trade group comprised of our company and more than 100 other companies engaged in the payday cash advance services industry. Our internal government affairs team, together with the CFSA, seeks to encourage favorable legislation that permits us to operate profitably within a balanced regulatory framework. In 2003, payday cash advance legislation we supported was adopted in five states, and in 2002, payday cash advance legislation we supported was adopted in six states. We plan on adding to the size of our internal government affairs team to provide more complete coverage of state legislatures. Our approach is to continue to work with policymakers and grass roots organizations to provide a predictable, favorable legislative environment for the payday cash advance services industry.

        Costs incurred by our government affairs team were $3.1 million in the nine months ended September 30, 2004, $3.1 million for the year ended December 31, 2003 and $3.2 million for the year ended December 31, 2002. In addition, certain employees who are not members of our government affairs team and who do not work full time on government affairs also meet from time to time with government representatives. We do not separately track the expenses of and time incurred by these employees on government matters.

        Ability to Respond Rapidly to Regulatory Changes.    Our regulatory department, along with our internal government affairs team and outside counsel, monitors the various state and federal legislatures and rule-making bodies to keep abreast of changes in laws and regulations relevant to our business. Our organization is designed to be able to respond rapidly to these regulatory developments. We believe that our strong internal regulatory team and our ability to respond rapidly to regulatory developments enables us to seize opportunities for growth in new jurisdictions, permits us to conduct our business in compliance with often changing laws and regulations and allows us to react quickly to those changes.

        Rigorous Implementation of Payday Cash Advance Center-Level Controls.    We believe that our management information systems, our cash management systems and our internal compliance systems are critical to our success and continued growth. We employ a proprietary point-of-sale system, called Advantage, that is used to record transactions in our payday cash advance centers. This information is recorded daily and analyzed at our payday cash advance centers and at our headquarters. We also employ a third-party cash reconciliation software system to balance and monitor cash receipts and disbursements. The principal benefits from our use of these two systems are our quick recognition of variances from expected operating results, our early detection of theft and fraud and our ability to monitor compliance with various federal and state laws.

        Exclusive Focus on Payday Cash Advance Services.    We only offer payday cash advance services and do not engage in any other businesses such as check cashing, pawn lending, title lending, wire transfer services or other similar businesses in which many of our competitors engage. We believe that our single service focus has allowed us to expand our network of payday cash advance centers at a faster pace and with a more effective control environment than could a diversified multi-product company. We believe that focusing solely on payday cash advance services provides us with many substantial benefits, including:

  •
  an enhanced ability to attract middle-income working customers who have bank accounts by locating our payday cash advance centers in middle-income shopping areas;

  •
  superior customer relationships and service;

  •
  an exclusive management focus on the quality of our payday cash advance services and the growth of our network of payday cash advance centers, without distractions from other product lines;

  •
  more effective and efficient training of our employees; and

  •
  lower capital requirements than most of our competitors who engage in check cashing, pawn lending, title lending, wire transfer services or other similar more capital intensive businesses.

        Geographical Diversification of Our Payday Cash Advance Centers.    With payday cash advance centers located in 34 states as of September 30, 2004, we believe we have developed a significant presence throughout the United States that helps us to mitigate the risk and possible financial impact of unfavorable changes in state legislation or in the economic environment of a particular region or state and allows us to take advantage of competitive opportunities in those markets. For the nine months ended September 30, 2004, no state accounted for more than 10% of our total revenues, except for California which accounted for 10.9% of our total revenues.

        Management Team with Significant Expertise.    Our highly experienced management team has substantial knowledge of the retail, specialty finance and payday cash advance industries. George D. Johnson, Jr., our Chairman and co-founder, is the former Chief Executive Officer of Extended Stay America and former President of Blockbuster's consumer products division. William M. Webster, IV, our Chief Executive Officer and co-founder, has served the executive branch of the United States government in various capacities and has extensive retail experience operating franchised restaurant locations. John T. Egeland, our President, has extensive experience in the consumer finance and banking industries. John I. Hill, our Executive Vice President and Chief Financial Officer, has extensive experience as a corporate chief financial officer and as an accountant with a national accounting firm. Our management team's ability to execute on our rapid roll-out business model and their thorough understanding of the legislative and regulatory environment have been demonstrated by our rapid growth over the past few years.

Business Strategy

        Continue to Open Payday Cash Advance Centers Systematically.    A key objective of our growth strategy is to become the leading provider of payday cash advance services in each market we enter by rapidly opening proprietary, wholly-owned payday cash advance centers. We do not intend to franchise our payday cash advance centers. We opened 346 payday cash advance centers in the first nine months of 2004, and we expect to continue our rapid roll-out of new payday cash advance centers. We believe that internal development of new payday cash advance centers is currently more economical than acquiring and integrating existing payday cash advance centers. However, from time to time we may also consider opportunities to acquire payday cash advance companies or businesses. We believe that by offering the convenience of a high density of payday cash advance centers, as well as exceptional customer service, we will maintain a high level of customer satisfaction.

        Continued Revenue Growth at Mature Payday Cash Advance Centers.    We believe we have an opportunity to continue to increase revenues at our payday cash advance centers that have been operating for at least 24 months. For the nine months ended September 30, 2004, total revenues at these centers increased 5.3% compared to the same period in 2003. In order to increase revenues at these centers, we employ a variety of advertising and marketing programs, including television advertising, direct mail marketing and yellow pages advertising.

        Drive New Payday Cash Advance Center Operating Performance.    In our 750 operating payday cash advance centers that have been open for less than 24 months as of September 30, 2004, we are striving to match the operating performance of our centers that have been open for at least 24 months. To do this, our employees are evaluated and compensated, in part, based on their achievement of operational goals, which we adjust each year to account for the continued improvement in our business. The three key metrics we reward are (1) maintaining a high level of compliance with rules and regulations, (2) meeting stated growth objectives and (3) meeting collection targets. We believe that by focusing on these specific goals and tying them to employee compensation, we can achieve operating performance in our newer payday cash advance centers comparable to the operating performance at our mature payday cash advance centers.

        Maximize the Efficiency of Our Infrastructure.    We have made significant investments in technology, infrastructure and monitoring/compliance systems that are highly scalable. As we expand our network of payday cash advance centers, we expect that our general and administrative expenses will decline as a percentage of our net revenues.

        Support Improvement of the Legislative and Regulatory Environment.    As of September 30, 2004, 37 states and the District of Columbia had specific laws that permitted payday cash advances or allowed a form of payday cash advances under small loan laws. Our goal is to work with policymakers and other grass roots organizations to facilitate the implementation of a balanced, visible and predictable regulatory framework that protects the interests of the customers we serve while allowing us to operate profitably in every state.

Our Payday Cash Advance Services

        We provide directly, or we process, market and service for the lending banks for which we act as agent, small-denomination, short-term unsecured consumer credit because we believe that many consumers have limited access to alternative sources of liquidity. We advertise our payday advance services primarily through television, direct mail, the yellow pages, and local store marketing activities. To obtain a payday cash advance from us or the lending banks, a new customer first completes an application which includes personal information such as his or her name, address, phone number, employment information or source of income, and references. This information is entered into our information system. The new customer then presents the required documentation, usually proof of identification, a pay stub or other evidence of income, and a bank statement, to our payday cash advance center employee. In order for a new customer to be approved for a payday cash advance by us or by a lending bank, he or she is required to have a bank account and a regular source of income, such as a job. Under the standard business model, we determine whether to approve a payday cash advance to our customers. Using this model, we do not undertake any evaluation of the creditworthiness of our customers in determining whether to approve customers for payday cash advances, other than requiring proof of identification, bank account and income source, as described above. However we consider the customer's income in determining the amount of the payday cash advance. Under the agency business model, the lending banks determine whether to approve a payday cash advance to their customers utilizing third-party credit scores to evaluate and approve each customer's application. After we have reviewed the documents presented by the customer for completeness and accuracy, made copies for our records and we or the lending bank, as applicable, have approved the payday cash advance, the customer enters into an agreement governing the terms of the payday cash advance. The customer then writes a personal check to cover the amount of the payday cash advance plus charges for applicable fees and/or interest, and makes an appointment to return on a specified due date, typically his or her next payday, to repay the advance plus the applicable charges. At the specified due date, the customer is required to pay off the payday cash advance in full, which is usually accomplished by the customer returning to the payday cash advance center with cash. Upon a repayment in full, we are obligated to return the customer's personal check to the customer. If the customer does not repay the outstanding payday cash advance in full on or before the due date, the payday cash advance center will seek to collect from the customer directly and may deposit the customer's personal check. Collection procedures include (1) contacting the customer by telephone or in person to obtain a payment or a promise to pay or (2) negotiating the customer's personal check at the customer's bank by obtaining a cashier's check. For details on our collection procedures, see "—Collection Procedures."

        For a summary of the standard business model and the agency business model, including the lending process and the funding procedures used to fund payday cash advances, see "—Overview."

        In the year ended December 31, 2003, approximately 69.4% of the customers repaid their payday cash advances in full on or before the due date, approximately 95.4% of the customers repaid their payday cash advances in full on or before the due date or within 14 days thereafter and an additional 0.2% of the customers repaid their payday cash advances in full on or before the date we deposited their checks. These percentages include customers who (1) paid their outstanding payday cash advance in full, (2) paid their outstanding payday cash advance in full and entered into a new payday cash advance on the same date (which we refer to as a consecutive transaction) and (3) extended their outstanding payday cash advance by paying only the applicable charges (which we refer to as a rollover). In the year ended December 31, 2003, approximately 42.3% of advances were consecutive transactions and approximately 4.2% of advances were rollovers. The number of consecutive transactions is regulated by FDIC guidelines, various state laws and our own policies. Rollovers are only permitted in certain states and then only in accordance with state law and the CFSA's Best Practices for the payday cash advance services industry. Approximately $173.9 million, or 4.4%, of all customer payday advances made during 2003 were repaid by depositing the customers' personal check. Approximately 21.0% of these checks cleared and approximately 79.0% were returned due to non-sufficient funds in the customers' accounts or other reasons. We collected approximately $113.9 million, or 66.5%, of all checks deposited, and charged off, net of recoveries, approximately $60.0 million, or 34.5%, of all checks deposited.

        In most states in which we conduct business we make payday cash advances directly to our customers (which we refer to as the standard business model). In other states in which we conduct business we act as a processing, marketing and servicing agent through our payday cash advance centers for FDIC insured, state-chartered banks that make payday cash advances to their customers pursuant to the authority of the laws of the states in which they are located and federal interstate banking laws, regulations and guidelines (which we refer to as the agency business model). We refer to the banks for which we act as agent as the lending banks. Under the agency business model, federal interstate banking laws, regulations and guidelines enable a FDIC insured, state-chartered bank located in one state to make loans to a consumer in another state and to charge fees and/or interest allowed by the lending bank's home state even if the fees and/or interest exceed what may be charged in the consumer's state. As of September 30, 2004, we were making payday cash advances directly to customers under the standard business model in 1,760 of our 2,290 payday cash advance centers in 29 states and serving as agent for the lending banks under the agency business model in 530 of our payday cash advance centers in five states. As of September 30, 2004, pursuant to our processing, marketing and servicing agreements with the lending banks, we are the processing, marketing and servicing agent for payday cash advances offered, made and funded by BankWest, a South Dakota bank, in Pennsylvania, First Fidelity Bank, a South Dakota bank, in Michigan, Republic, a Kentucky bank, in North Carolina and Texas and Venture Bank, a Washington bank, in Arkansas.

        Payday cash advances are subject to extensive state and federal regulation. The scope of state regulation, including the terms on which payday cash advances may be made, varies from state to state. Most states that regulate payday cash advances establish allowable fees and/or interest and other charges to consumers for payday cash advances. In addition, many states regulate the maximum amount, maturity and renewal or extension of payday cash advances. We seek to comply with the laws and regulations of the states in which we operate by varying the terms of the payday cash advances.

        We have agreed to abide by the CFSA's Best Practices for the payday cash advance services industry, set forth below.

CFSA's Best Practices for the Payday Cash Advance Services Industry

1.    Full disclosure.    A member will comply with the disclosure requirements of the State in which the payday advance office is located and with Federal disclosure requirements including the Federal Truth in Lending Act. A contract between a member and the customer must fully outline the terms of the payday advance transaction. Members agree to disclose the cost of the service fee both as a dollar amount and as an annual percentage rate (APR).
2.    Compliance.    A member will comply with all applicable laws. A member will not charge a fee or rate for a payday advance that is not authorized by State or Federal law.
3.    Truthful advertising.    A member will not advertise the payday advance service in any false, misleading, or deceptive manner.
4.    Encourage consumer responsibility.    A member will implement procedures to inform consumers of the intended use of the payday advance service. These procedures will include notifying consumers that a payday advance is a short-term cash flow tool not designed as a solution for longer term financial problems and informing customers of the availability of credit counseling services.

5.    Rollovers.    A member will comply with State laws on rollovers (the extension of an outstanding advance by payment of only a fee). In States where rollovers are not specifically allowed a member will not under any circumstances allow a customer to do a rollover. In the few States where rollovers are permitted, a member will limit rollovers to four (4) or the State limit, whichever is less.
6.    Right to rescind.    A member will give its customers the right to rescind, at no cost, a payday advance transaction on or before the close of the following business day.
7. Appropriate collection practices. A member must collect past due accounts in a professional, fair and lawful manner. A member will not use unlawful threats, intimidation, or harassment to collect accounts. CFSA believes that the collection limitations contained in the Fair Debt Collection Practices Act (FDCPA) should guide a member's practice in this area.
8.    No criminal action.    A member will not threaten or pursue criminal action against a customer as a result of the customer's check being returned unpaid or the customer's account not being paid.
9.    Enforcement.    A member will participate in self-policing of the industry. A member will be expected to report violations of these Best Practices to CFSA, which will investigate the matter and take appropriate action. Each member company agrees to maintain and post its own toll-free consumer hotline number in each of its outlets.

10.    Support balanced legislation.    A member will work with State legislators and regulators to support responsible legislation of the payday advance industry that incorporates these Best Practices.
11. Relationships with financial institutions. A member may market and service payday advances made by a federally insured financial institution, provided the financial institution does the following: (1) sets its own credit criteria; (2) approves and funds each advance; (3) complies with applicable State disclosure requirements, where not inconsistent with Federal law; (4) complies with applicable State law as to the number of rollovers; (5) permits the member to purchase no more than a de minimis amount of the advances, or any such other amount which may be consistent with safety and soundness determinations by Federal or State banking regulators; (6) complies with the guidelines and regulations on payday lending issued by the financial institution's Federal or State regulator; and (7) complies with these Best Practices unless the Best Practices conflict with this Paragraph, in which case the terms of this Paragraph shall apply.

Source: Community Financial Services Association of America, as of November 2004.

Collection Procedures

        As part of the closing process for each payday cash advance, we typically establish the expectation with the customer that they will return by scheduling an appointment for them to come back to our payday cash advance center to repay their payday cash advance on its due date. The day before the due date, we call the customer to confirm their appointment.

        If the customer does not return to repay the payday cash advance, the payday cash advance center manager has the discretion to either (1) commence past-due collection efforts, which typically may proceed for up to 14 days in most states, or (2) deposit the customer's personal check. Payday cash advance center managers have discretion to commence past-due collection efforts in place of depositing the customer's personal check in order to maintain accounts, improve customer relations and enhance collection efforts. If the payday cash advance center manager has decided to commence past-due collection efforts in place of depositing the customer's personal check, payday cash advance center employees typically:

  •
  contact the customer by telephone or in person to obtain a payment or a promise to pay; and

  •
  attempt to exchange the customer's check for a cashier's check if funds are available.

        If at the end of this past-due collection period, the payday cash advance center has been unable to collect the amount due, the customer's check is then deposited.

        Additional collection efforts are not required if the customer's deposited check clears. If the customer's check does not clear and is returned because of non-sufficient funds in the customers' account or because of a closed account or a stop-payment order, additional collection efforts begin. These additional collection efforts are carried out by the payday cash advance center employees and typically include:

  •
  contacting the customer by telephone or in person to obtain payment or a promise to pay;

  •
  sending a series of collection letters to the customer; and

  •
  attempting to exchange the customer's check for a cashier's check if funds become available.

New Payday Cash Advance Center Economics

        The capital cost of opening a new payday cash advance center varies depending on the size and type of payday cash advance center, but typically averages approximately $37,000. This capital cost includes leasehold improvements, signage, fixtures, furniture, computer equipment and a security system. In addition, the typical payday cash advance center that has been operating for at least 24 months (which we refer to as a mature payday cash advance center) under the standard business model requires average working capital of approximately $93,000 to fund operating cash and the payday cash advance center's payday cash advance portfolio.

        It typically takes approximately nine months for one of our payday cash advance centers to generate sufficient revenues to cover the center's expenses not including corporate overhead. Cumulative losses during the first nine months average approximately $44,000 per payday cash advance center.

        The following tables show the average annual total revenues and center operating income for our payday cash advance centers (including acquired payday cash advance centers) which were opened in the year indicated and were operating as of September 30, 2004:

		Average Revenues Per Payday Cash Advance Center for the Year Ended December 31,
Year Opened	Number of Payday Cash Advance Centers Open as of September 30, 2004
		2000	2001	2002	2003
		(Dollars in thousands)
1997 and earlier	269	$328	$357	$328	$331
1998	580	259	288	259	299
1999	340	160	230	286	284
2000	87	23	174	240	282
2001	139	—	25	185	279
2002	201	—	—	40	166
2003	329	—	—	—	26
2004	345	—	—	—	—

Total	2,290

		Average Center Operating Income Per Payday Cash Advance Center for the Year Ended December 31,
Year Opened	Number of Payday Cash Advance Centers Open as of September 30, 2004
		2000	2001	2002	2003
		(Dollars in thousands)
1997 and earlier	269	$160	$158	$137	$142
1998	580	103	110	98	122
1999	340	24	64	94	106
2000	87	(22)	24	78	110
2001	139	—	(19)	18	98
2002	201	—	—	(33)	16
2003	329	—	—	—	(37)
2004	345	—	—	—	—

Total	2,290

Payday Cash Advance Center Operations

  Payday Cash Advance Centers

        The following map illustrates the number and location of our payday cash advance centers in operation as of September 30, 2004:

WA
72
OR
22
MT
8
ID
6
WY
4
SD
10
WI
37
MI
87
NH
15
NV
10
NE
24
IA
20
PA
101
DE
7
IL
60
IN
72
OH
168
CO
49
CA
286
MO
62
VA
104
KY
33
AZ
47
NM
12
OK
65
TN
59
NC
118
AR
30
SC
102
MS
51
AL
118
TX
194
LA
64
FL
173

= States in which we operated payday cash advance centers, as of September 30, 2004.

= States in which we had no operating payday cash advance centers, as of September 30, 2004. Includes Georgia, where in May 2004 we suspended operations at our 89 payday cash advance centers.

        With 2,290 payday cash advance centers as of September 30, 2004, we operate the largest network of payday cash advance centers in the United States. Our payday cash advance centers are marketed through local payday cash advance center marketing, supplemented by television and print advertising, direct mail marketing, yellow pages advertising and through other media. The following table illustrates the growth of our payday cash advance center network since December 31, 1999:

	As of December 31,
State						As of September 30, 2004
	1999	2000	2001	2002	2003
Alabama	36	45	53	64	86	118
Arkansas(1)	27	29	27	30	30	30
Arizona	—	16	35	34	38	47
California	273	246	235	228	240	286
Colorado	21	29	29	29	30	49
Delaware	3	3	3	4	4	7
Florida	152	146	151	156	161	173
Georgia (1)(2)	—	—	67	88	89	—
Iowa	23	18	18	20	20	20
Idaho	2	2	2	1	2	6
Illinois	62	52	52	52	52	60
Indiana	82	77	77	67	56	72
Kentucky	25	27	29	28	30	33
Louisiana	50	46	46	48	60	64
Michigan(1)	—	—	27	83	85	87

Missouri	43	46	47	51	54	62
Mississippi	42	40	40	41	48	51
Montana	—	—	—	—	5	8
North Carolina(1)(3)	125	126	124	118	118	118
Nebraska	9	10	11	11	14	24
New Hampshire	—	7	11	11	15	15
New Mexico	—	—	—	9	11	12
Nevada	—	—	—	6	8	10
Ohio	116	119	119	129	137	168
Oklahoma	—	—	—	—	53	65
Oregon	—	—	—	—	5	22
Pennsylvania(1)	67	82	93	98	100	101
South Carolina	83	83	85	86	90	102
South Dakota	—	—	—	8	10	10
Tennessee	45	53	54	56	58	59
Texas(1)	—	—	—	38	157	194
Virginia	—	—	56	80	92	104
Washington	32	33	35	35	47	72
Wisconsin	28	29	29	29	30	37
Wyoming	2	3	3	3	4	4

Total	1,348	1,367	1,558	1,741	2,039	2,290

(1)
We have operated under the agency business model in Arkansas and North Carolina since April 14, 2001 and September 12, 2001, respectively. Prior to these dates, we operated in Arkansas and North Carolina under the standard business model. We have operated in Georgia, Michigan, Pennsylvania and Texas only under the agency business model.

(2)
In May 2004, a Georgia law became effective that effectively prohibits payday cash advance services in the state and effectively restricts our ability to act as processing, marketing and servicing agent for a lending bank in the state. As a result, we have suspended operations at our 89 payday cash advance centers in Georgia.

(3)
We are currently facing certain litigation and regulatory proceedings in North Carolina that may ultimately force us to stop acting as processing, marketing and servicing agent for a lending bank in that state.

  Facilities and Hours of Operation

        We try to locate our payday cash advance centers in highly visible, accessible locations and attempt to operate during convenient hours for our customers. Normal business hours of our payday cash advance centers are from 10:00 a.m. until 6:00 p.m., Monday through Friday, and, in most states, from 10:00 a.m. until 3:00 p.m. on Saturday. We typically locate our payday cash advance centers in middle-income shopping areas with high retail activity. Other tenants in these shopping areas typically include grocery stores, discount retailers and national video rental stores. By using consistent signage and design at our payday cash advance centers, we hope to increase our brand recognition. As of September 30, 2004, we operated 2,182 payday cash advance centers under the "Advance America" brand and 108 payday cash advance centers under the "National Cash Advance" brand. We intend to rebrand the remaining 108 "National Cash Advance" brand payday cash advance centers as "Advance America" brand payday cash advance centers, although we have no specific timetable for doing so.

  Internal Compliance Audit

        We have a staff of 21 internal regulatory auditors and directors based throughout the United States (as of September 30, 2004) whose function is to monitor compliance by our payday cash advance centers with applicable federal and state laws and regulations, the CFSA's Best Practices and our company policies and procedures. Our goal is to audit each of our payday cash advance centers at least once a year. The auditors conduct unannounced audits of our payday cash advance centers. They typically spend one to two days in each payday cash advance center, although the time may vary if a more extensive investigation is needed. The auditors conduct a thorough compliance audit, analyzing customer files, reports, held checks, cash controls and compliance with state specific legal requirements and disclosures. Upon completion of an audit, the auditor will conduct an exit interview with the payday cash advance center personnel and/or the divisional director and discuss issues found during the audit. As part of the internal audit program, the compliance information manager prepares reports for management regarding audit results. These reports are generated from a centralized database maintained at our corporate headquarters. These reports help to identify compliance issues that need to be addressed and areas for further training.

Relationship with the Lending Banks

        Through 530 of our payday cash advance centers located in five states, we serve as processing, marketing and servicing agent for payday cash advances offered, made and funded by four FDIC insured, state-chartered banks. Under processing, marketing and servicing agreements with these lending banks, we are compensated by the lending banks for processing, marketing and servicing the payday cash advances the lending banks make to their customers. Approximately 28.2% of our net revenues in the first nine months of 2004 and approximately 29.9% of our net revenues in the year ended December 31, 2003, were derived from processing, marketing and servicing fees paid to us by these lending banks. As of September 30, 2004, BankWest was offering its payday cash advances in 101 of our payday cash advance centers in Pennsylvania, First Fidelity Bank was offering its payday cash advances in 87 of our payday cash advance centers in Michigan, Republic was offering its payday cash advances in 312 of our payday cash advance centers in North Carolina and Texas and Venture Bank was offering its payday cash advances in 30 of our payday cash advance centers in Arkansas. In addition, BankWest offered its payday cash advances in our 89 Georgia centers before we suspended our Georgia operations in May 2004. Of our total revenues for the nine months ended September 30, 2004, approximately $39.6 million, or 9.7%, were derived from processing, marketing and servicing fees paid to us by BankWest, approximately $15.3 million, or 3.7%, were derived from processing, marketing and servicing fees paid to us by First Fidelity Bank, approximately $39.4 million, or 9.6%, were derived from processing, marketing and servicing fees paid to us by Republic and approximately $5.5 million, or 1.3%, were derived from processing, marketing and servicing fees paid to us by Venture Bank. Of our total revenues for the year ended December 31, 2003, approximately $54.4 million, or 11.1%, were derived from processing, marketing and servicing fees paid to us by BankWest, approximately $13.6 million, or 2.8%, were derived from processing, marketing and servicing fees paid to us by First Fidelity Bank, approximately $31.4 million, or 6.4%, were derived from processing, marketing and servicing fees paid to us by Republic and approximately $13.5 million, or 2.8%, were derived from processing, marketing and servicing fees paid to us by Venture Bank. In addition, Peoples National Bank offered its payday cash advances in our North Carolina centers through February 2003, and in our Pennsylvania centers through March 2003, and we derived $14.4 million, or 2.9%, of our 2003 total revenues from this relationship.

        Although we process, market and service payday cash advances offered, made and funded by the lending banks under the agency business model, each lending bank is responsible for evaluating each of its customers' applications and determining whether the payday cash advance is approved. The lending banks for whom we act as agent utilize an automated third-party credit scoring system to evaluate and approve each customer application. We are not involved in the lending banks' payday cash advance approval process, are not involved in determining the approval procedures or criteria of the lending banks and do not fund or acquire any payday cash advances from the lending banks. The payday cash advances are repayable solely to the lending banks and are assets of the lending banks. Consequently, the lending banks' payday cash advances are not included in our payday cash advance portfolio nor are they reflected on our balance sheet within our advances and fees receivable, net. Under our processing, marketing and servicing agreements with the lending banks, the lending banks are contractually obligated for the losses on payday cash advances in an amount established as a percentage of the fees and/or interest charged by the banks to their customers on their payday cash advances. Depending upon the lending bank, this percentage currently ranges from 8.0% to 20.0%. In aggregate, this percentage was 6.5% for the year ended December 31, 2001, 7.3% for the year ended December 31, 2002, 10.1% for the year ended December 31,

2003, 8.9% for the nine months ended September 30, 2003 and 12.6% for the nine months ended September 30, 2004. The contractual percentages were negotiated by us, in part, based on our historical data regarding our loss history and serve as an incentive for us to diligently pursue collection efforts for the lending banks. The aggregate actual payday cash advance loss history for all states operating under the agency business model has been close to the aggregate lending banks' contractual obligation and we therefore have not historically been responsible for much of the aggregate actual payday cash advance losses realized on transactions originated by our lending banks. For example, in 2002, we were ultimately responsible for approximately $3.9 million of the approximately $14.1 million in total losses associated with payday cash advances originated by our lending banks and in 2003, we were ultimately responsible for approximately $1.9 million of the approximately $18.4 million in total losses associated with payday cash advances originated by our lending banks. For the nine month period ended September 30, 2004, the lending banks, in the aggregate, were contractually obligated for losses in excess of actual losses by approximately $300,000, primarily due to the seasonality of collections resulting from tax refunds. If actual payday cash advance losses exceed the percentage specified in a lending bank's processing, marketing and servicing agreement with us, our processing, marketing and servicing fee is reduced by the excess through the provision for doubtful accounts and agency bank losses. If actual payday cash advance losses are less than the loss percentage specified in such agreement, our processing, marketing and servicing fees are increased by the difference through the provision for doubtful accounts and agency bank losses. As a result, if the amount of uncollected payday cash advances exceeds the lending bank's contractual obligation, we could be obligated to pay the lending bank the outstanding amount of the advances plus its fees and/or interest receivable on the advances, less its contractually obligated portion of the losses. As of September 30, 2004, our contingent liability to each of the lending banks amounted to $17.6 million to BankWest, $9.6 million to First Fidelity Bank, $25.8 million to Republic and $4.1 million to Venture Bank. This contingent liability to the lending banks was not included on our balance sheet. We could also be obligated to pay this amount to the lending banks if, as a result of a change in law, regulation or otherwise, the lending banks' payday cash advances were to become uncollectible.

        Because of our economic exposure for excess bank losses related to the lending banks' payday cash advances, we have established a payable, called accrual for excess bank losses, to reflect our anticipated losses related to uncollected lending bank payday cash advances. The accrual for excess bank losses that was reported in our accrued liabilities in our balance sheet was $2.9 million as of September 30, 2004. The accrual for excess bank losses has been established on a basis similar to the allowance for doubtful accounts for the standard business model payday cash advances. We cannot assure you, however, that our estimates will be accurate, and if the lending banks' payday cash advance losses are materially greater than our accrual for excess bank losses, our business, results of operations and financial condition could be materially adversely affected.

        Our processing, marketing and servicing agreements with the lending banks generally have three-year terms and may be terminated by either party upon the occurrence of certain events, including (i) the giving of four to six months notice to the other party, (ii) breaches of the agreement, (iii) changes in laws or regulations and (iv) bankruptcy and insolvency events. In addition, one of these agreements also permits the lending bank to terminate the agreement if either our President or Chief Executive Officer is no longer engaged in our daily management or if there is a change in our control.

Competition

        We believe that the principal competitive factors in the payday cash advance services industry are location, customer service, convenience, speed and confidentiality. We face intense competition in an industry with low barriers to entry, and we believe that the payday cash advance market is becoming more competitive as the payday cash advance services industry matures and consolidates. We compete with services offered by traditional financial institutions, such as overdraft protection, and with other payday cash advance providers, small loan providers, credit unions, short-term consumer lenders and other financial services entities and other retail businesses that offer consumer loans or other products and services that are similar to ours. Recently, businesses offering payday cash advances and short-term loans over the internet as well as by phone have begun to compete with us in the business of making payday cash advances.

        Our network of 2,290 payday cash advance centers as of September 30, 2004 represents the largest network of such centers in the United States. The payday cash advance services industry is highly fragmented and we estimate that the number of outlets offering payday cash advances in the United States is approximately 15,900 (including our own centers). We believe we operate one of only three single service payday cash advance companies that have more than 500 payday cash advance centers, the remaining competitors being local chains and single-unit operators. We believe that our two largest single service payday cash advance company competitors, Check 'n Go and Check into Cash, have over 900 and 1,000 payday cash advance centers, respectively. Another competitor is QC Holdings, Inc., which we believe has approximately 350 locations in the United States.

        To a lesser extent, we compete with other companies that offer payday cash advances as an ancillary financial product to complement their primary business of cashing checks, selling money orders, providing money transfer services or offering other similar financial services. These competitors include Dollar Financial Corp. and ACE Cash Express, Inc.

        Because of the relatively low cost of entry and the regulatory safe harbor that many state statutes provide for payday cash advances, the payday cash advance services industry has experienced significant growth in the number of payday cash advance centers.

        Recently, our payday cash advance centers have also been facing increased competition from banks that offer their account holders payday cash advances as well as other products such as overdraft privileges and bounced check protection, which are similar to our payday cash advance services.

Marketing and Advertising

        We design our marketing efforts to increase our revenues by (1) introducing new customers to our services and (2) creating customer loyalty. We believe that our mass media advertising campaigns (primarily through television, direct mail and the yellow pages) increase demand for our payday cash advance services. Our advertising expenditures occur primarily during key seasonal periods, such as the back-to-school and holiday seasons in the third and fourth quarters of each year, when consumers are most likely to have short-term liquidity needs. In the year ended December 31, 2003, our center advertising expense was $23.9 million.

        We utilize marketing promotions at our payday cash advance centers with, we believe, high-impact, consumer relevant, point-of-purchase materials. In addition, we provide our payday cash advance centers with promotional materials such as brochures, pens, keychains and coupons for use in local marketing. Local marketing also includes attendance at, and sponsorship of, community events such as blood drives, food drives, voter registration programs and other charitable events.

        Drawing on statistical data from our transaction database, we use direct marketing strategies to advertise to prospective customers who have demographic characteristics similar to our and the lending banks' existing customers.

Information Systems

        We employ a proprietary point-of-sale system, called Advantage, that is used to record transactions in our payday cash advance centers. Advantage is also used at our headquarters to develop information for management. We also employ a third-party cash reconciliation software system to reconcile bank accounts and monitor cash receipts and disbursements.

        Each of our payday cash advance centers has approximately two to four networked PCs that run our Advantage software to control and record all retail transactions. The Advantage system is designed to facilitate customer service and speed the dissemination of information for cash flow purposes. The Advantage point-of-sale system:

  •
  records and monitors the details of every transaction, including the transaction type, date and time, amount, fees and/or interest, transaction number and receipt number;

  •
  provides services in a standardized and efficient manner;

  •
  reduces the risk of transaction errors by automatically recalling customer data, calculating fees and using pop-up screens to alert operators to items entered that fall outside prescribed parameters; and

  •
  provides automated, integrated transactions that are designed to ensure standardization and compliance with applicable state and federal regulations.

        On a daily basis, transaction data gathered by Advantage at our payday cash advance centers is transmitted and stored in databases at our headquarters. This data is then integrated into our management information system, general ledger and cash reconciliation software. The systems are designed to provide summary and detailed information to divisional directors, regional directors, zone directors and corporate managers. The Advantage and cash reconciliation software systems allow us to:

  •
  monitor daily revenue, deposits and disbursements on a company, state and per payday cash advance center basis;

  •
  monitor and manage daily payday cash advance center exception reports, which record cash shortages, late deposits, unusual disbursements and other items;

  •
  identify cash differences between bank statements and our Advantage system, such as differences resulting from missing disbursements and deposits;

  •
  determine, on a daily basis, the amount of cash needed at each payday cash advance center, enabling centralized treasury personnel to maintain an optimum amount of cash in each banking location;

  •
  electronically transmit information and documents to lending banks as required by our agreements with them;

  •
  facilitate compliance with regulatory requirements and company policies and procedures; and

  •
  post financial transaction information to our general ledger software system.

        We reconcile deposits by and disbursements to our payday cash advance centers on a daily basis. We match the expected deposits reported by our Advantage software with the actual deposits reported by the banks receiving the deposits. Most verifications of deposits happen within two days after the actual deposit. Typically about 93% of all deposits and about 99% of all disbursements match electronically. Manual verification of deposits occurs on a daily basis. Manual reconciliation of disbursements occurs on a weekly basis.

        As of September 30, 2004, our information systems department had a staff of 75, including 18 temporary workers working on a major upgrade to our Advantage software whose employment will cease as various phases of the upgrade are completed. Our development staff primarily focuses on designing and testing new point-of-sale enhancements as well as ongoing development of the management information systems infrastructure. Our help desk staff provides assistance to our payday cash advance center managers with regard to questions which may arise relating to transaction procedures.

        We maintain and test a disaster recovery plan for our critical networked systems. A copy of the disaster recovery plan documentation is hosted on a third-party vendor website. We periodically update the plan. Our back-up data tapes are housed by a third party at an off-site location. We also own backup computer equipment and real-time data storage that is housed at an off-site facility to provide us with access to needed systems in the event of an emergency that disables our headquarters equipment.

Properties

        Our average payday cash advance center size is approximately 1,500 square feet. We try to locate our payday cash advance centers in highly visible, accessible locations. Our payday cash advance centers, which we design to have the appearance of a mainstream financial institution, are typically located in middle-income shopping areas with high retail activity. Other tenants in these shopping areas typically include grocery stores, discount retailers and national video rental stores. All of our payday cash advance centers are leased, with typical lease terms of three years with an option to renew at the end of the third year.

        Our corporate headquarters building in Spartanburg, South Carolina is approximately 75,000 square feet. We currently lease this building under a capital lease that expires in 2016 and contains automatic annual renewals. Church and Commerce, LLC, the lessor, is a limited liability company in which certain of our stockholders, including Mr. Johnson, our Chairman, are members. Church and Commerce, LLC is a special purpose entity which is consolidated in our consolidated financial statements. Simultaneously with the closing of this offering, we intend to acquire this company. See "Certain Relationships and Related Party Transactions."

Security

        Security and loss prevention play a critical role in the daily operations of our payday cash advance centers. Each payday cash advance center is provided with 24-hour third-party monitoring that includes individual alarm codes, duress and cancellation codes. Physical security provided to each payday cash advance center includes: digital safes, wired hold-up alarm buttons and Abloy brand secure locking systems. Additionally, most of our payday cash advance centers are equipped with 24-hour security cameras.

        Employees at our payday cash advance centers are trained on loss prevention techniques ranging from use of the alarm system to how to respond to and/or prevent an armed robbery. New payday cash advance center employees generally complete this training within the first 14 days of employment.

        Since our business requires us to maintain a significant supply of cash in each of our payday cash advance centers, we are subject to the risk of cash shortages resulting from employee and third-party theft and errors. Although we have implemented various programs to reduce these risks, maintain insurance coverage for theft and provide security for our employees and facilities, we cannot assure you that employee and third-party theft and errors will not occur. Cash shortages from employee and third-party theft and errors were approximately $876,000 (0.21% of total revenues) in the nine months ended September 30, 2004, $1.7 million (0.4% of total revenues) in 2003 and $2.2 million (0.6% of total revenues) in 2002. Theft and errors could lead to cash shortages and could adversely affect our business, results of operations and financial condition. It is also possible that crimes such as armed robberies may be committed at our payday cash advance centers. We could experience liability or adverse publicity arising out of such crimes. For example, we may be liable if an employee, customer or bystander suffers bodily injury, emotional distress or death. Any such event may have a material adverse effect on our business, results of operations and financial condition.

Human Resources

  Cash Advance Center Staffing

        Our payday cash advance centers are divided into zones, regions and divisions, which we believe allows for a more effective management process. A zone has approximately 300 to 400 payday cash advance centers and may include payday cash advance centers in more than one state. There are six zones and each zone has a zone director who reports to our President, Mr. Egeland, and is responsible for the operations, administration, manpower planning, staffing and general supervision of the payday cash advance centers in their zone. Regions typically include 80 to 85 payday cash advance centers organized into five to 10 divisions and are supervised by regional directors who report to the zone director responsible for their region. Divisions typically include 10 to 15 payday cash advance centers and are supervised by divisional directors who report to the regional director responsible for their division. Determination of region and division alignment is usually based upon geographic considerations. Regions and divisions generally do not cross state lines. As of September 30, 2004, our six zones comprised 27 regions and 191 divisions.

        The operating structure for each of our six zones is depicted below:

        A typical payday cash advance center is staffed with a manager and an assistant manager. Managers are responsible for the daily operations of the payday cash advance center. As volume increases, additional personnel, called customer service representatives, are added. Our policy is to add a customer service representative once a payday cash advance center has approximately 350 payday cash advances outstanding at one time. Thereafter, one additional customer service representative is added for every 100 to 150 additional payday cash advances at a particular payday cash advance center.

  Training

        All new hires, payday cash advance center managers and divisional directors are required to complete training programs. Training programs include:

  •
  a 10-day entry level training program which covers new employee orientation, industry regulations and the CFSA's Best Practices, customer service, conducting a payday cash advance transaction from inception to repayment, collections, security, local marketing and the general administration of payday cash advance center operations;

  •
  quarterly divisional director meetings conducted within each region that focus on operational goal achievement, team building, human resource issues and national and local marketing programs;

  •
  continuing development sessions for the divisional directors and other employees, as needed, which are conducted at our corporate headquarters, covering topics such as employee selection and hiring, training methods, regulatory compliance, customer service, revenue growth and maximizing employee performance (divisional directors are required to attend this program once a year and may attend more often as the development session topics change); and

  •
  two to three-day semi-annual regional director and zone director conferences held with corporate department heads, covering strategic planning, goal setting and achievement and operational and departmental tactical issues.

        The corporate human resources department also coordinates additional ad hoc training for payday cash advance center employees and divisional directors to review customer service, compliance, collections and service-focused issues.

  Hiring and Retention

        Divisional directors and payday cash advance center managers are responsible for payday cash advance center employee recruitment. To facilitate the search for applicants meeting positional requirements, we use an internet-based recruitment system, newspaper advertising and local job fairs coordinated by a corporate recruiter. A corporate recruiter will often attend local job fairs and assist in the interview, selection and hiring processes.

        Employees undergo a criminal background and driving record check before employment. We maintain an updated compensation and employee evaluation program to provide employees with a competitive salary and opportunities for advancement. We offer a competitive benefits package consisting of life insurance, medical, dental and disability insurance coverage and a 401(k) plan to help attract and retain employees.

Employees

        As of September 30, 2004, we had approximately 5,300 total employees, including approximately 4,800 payday cash advance center employees, approximately 190 divisional directors, 28 regional directors, six zone directors and approximately 260 corporate employees and support personnel.

        We consider our employee relations to be satisfactory. Our employees are not covered by a collective bargaining agreement and we have never experienced any organized work stoppage, strike or labor dispute.

Intellectual Property and other Proprietary Rights

        AARC, Inc., one of our subsidiaries, owns all of our intellectual property (trademarks, logos, etc.). Each of our operating subsidiaries has entered into a trademark license agreement with AARC, Inc. to use this intellectual property. AARC, Inc. has ten trademarks on file and/or approved by the U.S. Patent and Trademark Office. These marks include:

"Register in Advance. You Count Because You Vote" and design
"Advance America Cash Advance" and design
"Get Money Now. For Life's Little Emergencies."
"Because You Just Never Know"
"For Life's Little Emergencies"
"Advance America"
Star and $ design
"National Cash Advance" and design
"Money You Can Count On"
"Money More People Count On"

        Unauthorized use of our intellectual property by third parties may damage our brand and our reputation and could result in a loss of customers. It may be possible for third parties to obtain and use our intellectual property without our authorization. Third parties have in the past infringed or misappropriated our intellectual property or similar proprietary rights. For example, competitors of ours have used our name and other trademarks of ours on their websites to advertise their financial services. We believe infringements and misappropriations will continue to occur in the future.

Insurance Coverage

        We maintain insurance coverage, including workers' compensation insurance, liability insurance, property insurance, crime insurance, directors' and officers' insurance, employment practices liability insurance and fiduciary liability insurance, to protect us against losses in such amounts, covering such risks and liabilities and with such deductibles or self-insurance retentions as are in accordance with normal industry practice. However, we cannot assure you that our insurance policies will provide us with sufficient coverage to provide adequately for our current or future losses, risks or liabilities.

REGULATION AND LEGAL PROCEEDINGS

        In most states in which we conduct business we make payday cash advances directly to our customers (which we refer to as the standard business model). In other states in which we conduct business we act as a processing, marketing and servicing agent through our payday cash advance centers for FDIC insured, state-chartered banks that make payday cash advances to their customers pursuant to the authority of the laws of the state in which they are located and federal interstate banking laws, regulations and guidelines (which we refer to as the agency business model). We refer to the banks for which we act as agent as the lending banks. Under federal law, an FDIC insured, state-chartered bank located in one state can make loans to a consumer in another state and charge fees and/or interest allowed by the lending bank's home state even if the fees and/or interest exceed what may be charged in the consumer's state under that state's usury law. As of September 30, 2004, we were making payday cash advances directly to customers under the standard business model in 1,760 of our 2,290 payday cash advance centers in 29 states and serving as agent for the lending banks under the agency business model in 530 of our payday cash advance centers in five states. Until May 2004, we had operated in Georgia under the agency business model as processing, marketing and servicing agent for payday cash advances offered, made and funded by BankWest, the lending bank in that state. However, we have suspended operations at our 89 payday cash advance centers in Georgia. As of September 30, 2004, pursuant to our processing, marketing and servicing agreements with the lending banks, we are the processing, marketing and servicing agent for payday cash advances offered, made and funded by BankWest, a South Dakota bank, in Pennsylvania, First Fidelity Bank, a South Dakota bank, in Michigan, Republic, a Kentucky bank, in North Carolina and Texas and Venture Bank, a Washington bank, in Arkansas.

        For the nine months ended September 30, 2004, we had total revenues of approximately $410.5 million. Total revenues were comprised of (1) $311.4 million (75.9% of total revenues) of fees and interest charged to customers from our standard business model and (2) $99.1 million (24.1% of total revenues) of processing, marketing and servicing fees from the agency business model. In the year ended December 31, 2003, we had total revenues of approximately $489.5 million. Total revenues were comprised of (1) $362.3 million (74.0% of total revenues) of fees and/or interest charged to customers under our standard business model and (2) $127.3 million (26.0% of total revenues) of processing, marketing and servicing fees under the agency business model.

        Federal and state regulation of payday cash advance companies is intended primarily for the protection of consumers rather than investors in our common stock and our creditors.

State Regulation

        Our business is regulated under numerous state laws and regulations, which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. As of September 30, 2004, 37 states and the District of Columbia had specific laws that permitted payday cash advances or allowed a form of payday cash advances under small loan laws. As of September 30, 2004, we operated in 29 of these 37 states under the standard business model and in one of these 37 states under the agency business model. We do not conduct business in the remaining seven of these 37 states or in the District of Columbia because we do not believe it is as economically attractive to operate in these jurisdictions due to specific legislative restrictions such as interest rate ceilings, an unattractive population density or unattractive location characteristics. The remaining 13 of the 50 states did not have laws specifically authorizing the payday cash advance business. As of September 30, 2004, we operated in four of these 13 states under the agency business model, serving as processing, marketing and servicing agent through our payday cash advance centers for four lending banks that make payday cash advances to their customers in those states.

        The states with specific payday cash advance laws have laws that generally govern the terms of the transaction and require certain consumer protections. Typically, the state laws limit the principal amount of a payday cash advance and set maximum fees and interest rates that customers may be charged. Some state regulations also limit a customer's ability to renew a payday cash advance and require various disclosures to consumers. State statutes often specify minimum and maximum maturity dates for payday cash advances and, in some cases, specify mandatory cooling-off periods between transactions. Our collection activities regarding past due payday cash advances are subject to consumer protection laws and state regulations relating to debt collection practices. In addition, some states restrict payday cash advance advertising content.

        During the last few years, legislation has been adopted in some states that prohibits or severely restricts payday cash advance services. For example, in May 2004, a new law became effective in Georgia that effectively prohibits payday cash advance services in the state and effectively restricts our ability to act as processing, marketing and servicing agent for a lending bank in the state. As a result, we have suspended operations in Georgia. In addition, Maryland adopted a law in 2001 that purports to prohibit agency relationships between banks and processors, marketers and servicers of payday cash advances. Many bills have also been introduced in state legislatures. In the first nine months of 2004, such bills were introduced in Arizona, Georgia, Illinois, Iowa, Louisiana, Missouri, New Hampshire, Virginia, West Virginia and Wisconsin. Since July 1, 2004, bill draft requests have been pre-filed in Nevada and Montana for 2005 legislation that would revise current law governing payday cash advance services. Although provisions of these bills are not published, they may seek to restrict or prohibit payday cash advance services. In addition, Mississippi and Arizona have sunset provisions in their payday cash advance laws that require renewal of the laws by the state legislatures at periodic intervals. Future laws prohibiting payday cash advance services or making them unprofitable could be passed in any other state at any time or existing payday cash advance laws could expire or be amended, any of which would have a material adverse effect on our business, results of operations and financial condition.

        Statutes authorizing payday cash advance services typically provide state agencies that regulate banks and financial institutions with significant regulatory powers to administer and enforce the law. In most states, we are required to apply for a license, file periodic written reports regarding business operations, and undergo comprehensive state audits and examinations to ensure that we comply with applicable consumer protection and other laws. Under statutory authority, state regulators have broad discretionary power and may impose new licensing requirements, interpret or enforce existing regulatory requirements in different ways or issue new administrative rules, even if not contained in state statutes, that impact the way we do business and may force us to terminate or modify our operations in particular states. They may also impose rules that are generally adverse to our industry. For example, in 2001, the Illinois Department of Financial Institutions promulgated a set of short-term lending rules that placed more severe restrictions on payday cash advance transactions than those contained in the Illinois statute under which the business was licensed and regulated. Although we were able to modify the terms of our payday cash advances and continue to operate in Illinois, we cannot assure you that similar actions in the future will not force us to terminate our operations in Illinois or in any other jurisdiction. More recently, the New Jersey Department of Banking and Insurance proposed a new rule in September 2004 that would make it illegal for a non-New Jersey bank to offer payday cash advance services through an agent in the state of New Jersey. While we have no operations in New Jersey, the adoption of such a rule by any state could negatively influence future actions taken by regulators in the states in which we do business.

        In some cases, we may also rely on the interpretations of the staff of state regulatory bodies with respect to the laws and regulations of their respective jurisdictions. These staff interpretations generally cannot be relied upon as binding legal authority and may be subject to challenge in administrative or judicial proceedings. Additionally, as the staff of state regulatory bodies change, it is possible that their interpretations of applicable laws and regulations may also change and negatively affect our business.

        Additionally, state attorneys general and banking regulators have begun to scrutinize the payday cash advance services industry and may take actions against the industry that could require us to cease or suspend operations in their respective states. For example, on August 26, 2004, the North Carolina

Attorney General's office, in conjunction with the Commissioner of Banks for North Carolina, issued a subpoena to us to produce documents, respond to written questions and have a corporate representative appear for testimony regarding the relationship between our North Carolina subsidiary and Republic, the lending bank for whom we act as processing, marketing and servicing agent in North Carolina, and our role in Republic's payday cash advance service operations in North Carolina. We believe the primary purpose of the investigation is to determine if our operations in North Carolina are in compliance with North Carolina law. We are cooperating with the investigation, which is in its preliminary stages. A corporate representative appeared before the Commissioner, in closed session, on November 22, 2004, to provide factual information about the nature of our business. No determination has been reached by the Attorney General's office or the Banking Commissioner in this matter. It is possible that other state attorneys general may take additional actions against the industry in the future, which could require us to suspend or cease operations in other jurisdictions and have a negative effect on our financial condition.

        Legislative or regulatory action in the states in which we operate could cause us to cease or suspend our operations in a state. If we were to close our payday cash advance centers in a state, we would incur closing costs such as severance payments and lease cancellation payments and we would have to write off assets that we could no longer use. If we were to suspend rather than permanently cease our operations in a state, we may also have continuing costs associated with maintaining our payday cash advance centers and our employees in that state, with little or no offsetting revenues. For example, we have decided to continue to maintain our 89 payday cash advance centers in Georgia for the foreseeable future until certain litigation currently pending in Georgia is resolved. See "—Legal Proceedings." From time to time, we may also choose to operate in a state even if legislation or regulations cause us to lose money on our operations in that state. The passage of a 2002 Indiana statute, for example, established a prohibitive rate structure for making payday cash advances in the state. Beginning on May 1, 2002, we provided payday cash advances in the state while experiencing a consistent loss in revenue until a new, less restrictive, law was passed in March 2004. Any of these actions or events could have a material adverse effect on our business, results of operations and financial condition.

        Over the past few years, consumer advocacy groups and certain media reports have advocated governmental and regulatory action to prohibit or severely restrict payday cash advances. The consumer groups and media reports typically focus on the cost to a consumer for a payday cash advance. The consumer groups and media reports typically characterize these payday cash advances as predatory or abusive toward consumers. If this negative characterization of payday cash advances becomes widely accepted by consumers, demand for payday cash advance services could significantly decrease, which could materially adversely affect our business, results of operations and financial condition. Negative perception of payday cash advances or other activities could also result in increased regulatory scrutiny and increased litigation. Additionally, negative perception of payday cash advances could encourage restrictive local zoning rules and make it more difficult to obtain government approvals necessary to open new payday cash advance centers. These trends could materially adversely affect our business, results of operations and financial condition. Recently, we became aware that the CBS 60 Minutes II program is developing an investigative journalism segment on the payday cash advance industry. The story may give prominence to the current litigation against us and the investigation of us currently underway by the North Carolina Attorney General's office. In view of our pending initial public offering and the "quiet period" requirements under the federal securities laws, we have not spoken to representatives of 60 Minutes II. We are unable to predict when the story will air or what impact any story may have on perceptions of our company and industry, consumer demand for payday cash advances or the level of regulatory and legal scrutiny of our business. A negative impact in any or all of these areas could materially adversely affect our business, results of operations and financial condition.

Federal Regulation

        Our payday cash advance services are subject to federal laws and regulations, such as the Truth-in-Lending Act (TILA), the Equal Credit Opportunity Act (ECOA), the Fair Credit Reporting Act (FCRA), the Gramm-Leach-Bliley Act (GLBA) and the regulations promulgated for each. Among other things, these laws require disclosure of the principal terms of each transaction to every customer, prohibit misleading advertising, protect against discriminatory lending practices and proscribe unfair credit practices. TILA and Regulation Z promulgated thereunder require disclosure of, among other things, the pertinent elements of consumer credit transactions, including the dollar amount of the finance charge and the charge expressed in terms of an APR. The ECOA prohibits creditors from discriminating against credit applicants on the basis of race, sex, age or marital status. Pursuant to Regulation B promulgated under the ECOA, creditors are required to provide consumers with certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for the rejection. The FCRA requires creditors to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency. The GLBA and its implementing regulations generally require us to protect the confidentiality of our customers' nonpublic personal information and to disclose to our customers our privacy policy and practices.

        Our marketing efforts and the representations we make about our payday cash advance services also are subject to federal and state unfair and deceptive practices statutes. The FTC enforces the Federal Trade Commission Act and the state attorneys general and private plaintiffs enforce the analogous state statutes. These statutes generally prohibit unfair or deceptive conduct.

        The FTC has not initiated any formal actions against us. However, in December 2002, the FTC requested that at least two payday cash advance providers, including us, respond to a series of questions and document requests concerning their operations. While it does not appear to us that the FTC intends to become more aggressive in regulating the payday cash advance services industry, these requests may indicate a desire by the FTC to become more involved in the policing and enforcement of the payday cash advance services industry in the future.

        Our overtime pay practices in Nebraska and Iowa are currently under investigation by the U.S. Department of Labor. Based on our internal estimates, we believe that the amount at issue in this matter is not material to us.

        Additionally, since 1999, various anti-payday cash advance legislation has been introduced in the U.S. Congress, with recent legislation specifically targeting the agency relationships between banks and payday cash advance companies. Congressional members continue to receive pressure from consumer advocates and other industry opposition groups to adopt such legislation. Any federal legislative or regulatory action that restricts or prohibits payday cash advance services or our activities as processing, marketing and servicing agent for the lending banks could have a material adverse impact on our business, results of operations and financial condition.

Regulation of the Agency Business Model

        Our agency relationships with the lending banks are highly regulated. As of September 30, 2004, we operated in five states under the agency business model, serving as processing, marketing and servicing agent through our payday cash advance centers for four FDIC-insured, state-chartered banks that make payday cash advances to their customers in those states.

        Under federal banking law, an FDIC insured, state-chartered bank located in one state can make loans to a consumer in another state and charge fees and/or interest allowed by the lending bank's state even if the fees and/or interest exceed what may be charged in the consumer's state under that state's usury law. This "export" lending law allows the lending banks for whom we act as processing, marketing and servicing agent to export the interest rates permitted by the states in which they are located into the states in which we act as their agent. As of September 30, 2004, pursuant to our processing, marketing and servicing agreements with the lending banks, we are an agent for payday cash advances offered, made and funded by BankWest, a South Dakota bank, in Pennsylvania, First Fidelity Bank, a South Dakota bank, in Michigan, Republic, a Kentucky bank, in North Carolina and Texas and Venture Bank, a Washington bank, in Arkansas. We also processed, marketed and serviced payday cash advances for BankWest in Georgia, but we recently suspended our operations in that state. Currently, only state-chartered banks can be lending banks for payday cash advances, because the federal regulators for national banks and federal savings associations have effectively prohibited such banks and associations from participating in the payday cash advance services industry with agents.

        The four lending banks for whom we currently act as processing, marketing and servicing agent are subject to extensive federal and state banking regulations. As FDIC insured, state-chartered banks, the lending banks are subject to supervision by the FDIC. Additionally, the lending banks are subject to regular examination by other state and federal regulatory authorities. Because of our relationships with the lending banks, our own activities regarding the lending banks' payday cash advances are also subject to examination by the FDIC and these other regulatory authorities. The FDIC commenced its annual examination of us as a third-party service provider for the lending banks in October 2004. We have subsequently been advised by the FDIC that it has decided, as a result of the attendance by the FDIC examination staff at a barbecue hosted by employees of our company, to recommence this annual examination early next year with a new examination staff in order to avoid the appearance of any impropriety. In connection with any regulatory examination, the FDIC (including in connection with its current examination of us) or other regulatory authority may require us to provide information, grant access to our payday cash advance centers, personnel and records or alter our business practices, perhaps materially, or may prevent the lending banks from providing payday cash advances using agents such as us. Any of these actions resulting from the current FDIC examination of us or any other regulatory examination of us could have a material adverse impact on our business, results of operations and financial condition, especially if we are required to materially modify our business practices or terminate our use of the agency business model.

        In July 2003, the FDIC issued guidelines governing permissible agency arrangements between state-chartered banks and processing, marketing and servicing agents of the banks' payday cash advances, such as us. These guidelines address prudent risk-management practices regarding processing, marketing and servicing arrangements, capital requirements, allowances for loan losses and loan classifications, income recognition, collection recovery practices and compliance with consumer protection laws. If the FDIC's implementation of these guidelines or the promulgation of any additional guidelines were to ultimately restrict the ability of all or certain state-chartered banks (including the lending banks for whom we act as processing, marketing and servicing agent) to maintain relationships with payday cash advance processors, marketers and servicers (such as us), it would have a material adverse impact on our business, results of operations and financial condition. In addition, if state banking regulators were to take action to restrict the ability of all or certain state-chartered banks, including the lending banks for whom we act as processing, marketing and servicing agent, to provide payday cash advances, our distribution opportunities in those states where we operate as agent for a lending bank would be limited and we could have to permanently cease operations in those states. This would have a material adverse impact on our business, results of operations and financial condition.

        In recent public remarks, a director of the FDIC has questioned whether payday cash advances are predatory and abusive to consumers. The FDIC director also questioned whether agents for lending banks are entitled to the benefit of the federal banking law that permits a lending bank to "export" the lending interest rate on payday cash advances permitted by the state in which it is located to consumers in other states. If agent-assisted payday cash advances made by the lending banks were no longer entitled to the benefit of the federal banking laws permitting the exportation of interest rates, we would no longer be able to conduct business under the agency bank model and the resulting decline in our net revenues would have a material adverse effect on our business, results of operations and financial condition.

        Other federal regulators have also increasingly scrutinized agency relationships between banks and payday cash advance companies. During 2002 and 2003, for example, the OCC, which supervises national banks, took actions to effectively prohibit certain national banks from offering and making small-denomination, short-term consumer loans, including payday cash advances, through the use of agents such as ourselves. After a notice of charges was issued in 2002 against Peoples National Bank, one of the lending banks whose payday cash advances we processed, marketed and serviced, we entered into a consent agreement with the OCC to terminate our agency relationships with that bank. Future actions against the lending banks whose payday cash advances we process, market and service could result in a significant interruption or curtailment of our business. Any such business disruption or curtailment would have a material adverse effect on our business, results of operations and financial condition.

Local Regulation

        In addition to state and federal laws and regulations, our business is subject to various local rules and regulations such as local zoning regulations. These local rules and regulations are subject to change and vary widely from state to state and city to city. In 2004, for example, Columbia, South Carolina amended its Code of Ordinances to require that payday cash advance businesses obtain special use permits in order to conduct business in the city. Any actions taken in the future by local zoning boards or other governing bodies could have a material adverse effect on our business, results of operations and financial condition.

Legal Proceedings

        Our business is subject to lawsuits and regulatory proceedings which could generate adverse publicity and cause us to incur substantial expenditures. For example, processing, marketing and servicing payday cash advances as agent of a lending bank, such as what we do under the agency business model, has come under increasing legal and regulatory scrutiny at both the state and federal levels. The opposing parties in many of these lawsuits and proceedings maintain that payday cash advance companies, like us, that process, market and service payday cash advances made by a lending bank should be regarded as the "true lenders" due to the agent services they provide and their participation and/or economic interests in the payday cash advances. Many of these opposing parties allege that these relationships are "rent a charter" relationships, and as a result the payday cash advances made by banks using non-bank agents should be governed by the laws of the respective states in which the borrowers reside (i.e., they argue that there should be no federal preemption of state law and therefore no "exporting" of interest rates). If payday cash advance companies, like us, were held to be the "true lenders" in any of these lawsuits, the fees and/or interest charged would violate most of the applicable states' usury laws, which impose maximum rates of interest or finance charges that a non-bank lender may charge. In addition, payday cash advance companies, such as us, could be found in violation of state consumer protection laws and other laws, including certain criminal laws. If any state or federal court were to conclude that certain state laws applied to the agency business model and that we violated those laws, the decision could have a material adverse effect on our business, results of operation and financial condition. The impact of a negative ruling in any specific state would not only impair our operations in the specific state but could also hurt our business in other states due to the possibility such a decision could be cited as adverse precedent in pending or potential litigation and enforcement actions in other states. The lawsuits and regulatory proceedings that are pending against us are in their preliminary stages and/or involve unsettled issues of law. Accordingly, we are not currently able to make a determination as to the likelihood of an adverse result in any of these matters.

        We are involved in many active lawsuits, including lawsuits arising out of actions taken by state regulatory authorities. For example, in July 2002, the Industrial Loan Commissioner for Georgia issued an examination certificate to us seeking to investigate whether we had complied with the Georgia Industrial

Loan Act. On August 2, 2002, we and BankWest, the lending bank for whom we acted as processing, marketing and servicing agent in Georgia, filed suit against the Commissioner in the Superior Court for Fulton County, Georgia seeking to enjoin him from enforcing the examination certificate and proceeding with an examination. Later, the Commissioner served BankWest and us with administrative subpoenas seeking the production of loan documents, customer information and contractual and financial documentation relating to us regarding BankWest's payday advance program in Georgia. In our lawsuit against the Commissioner we sought a declaration that we, as BankWest's agent, BankWest and BankWest's payday cash advances in Georgia were exempt from the Georgia Industrial Loan Act, and therefore the Commissioner should be enjoined from enforcing the examination certificate and administrative subpoenas. The Georgia Superior Court issued an order granting a motion for summary judgment made by the Commissioner and denying our motion for summary judgment. This order was appealed to and affirmed by the Georgia Court of Appeals. We filed a Petition for Certiorari to the Georgia Supreme Court, which was denied in September 2004, thereby permitting the Commissioner's examination to proceed. If the outcome of the Commissioner's examination is adverse to us, it could have a material adverse effect on our business, results of operation and financial condition by possibly forcing us to permanently cease operations in Georgia.

        In the Spring of 2004, Georgia adopted a statute that effectively prohibits payday cash advance services in the state effectively restricts our ability to act as processing, marketing and servicing agent for a lending bank in the state, which statute became effective in May 2004. On April 9, 2004, we, along with BankWest and other banks and agents involved in providing payday cash advances in Georgia, filed an action in the U.S. District Court for the Northern District of Georgia against the Attorney General of Georgia, and the Georgia Secretary of State, seeking declaratory and injunctive relief. The relief sought is a declaration from the District Court that the recently passed Georgia anti-payday cash advance law is unconstitutional and is preempted by federal law and should not be enforceable against BankWest or us. The District Court issued a temporary restraining order preventing the Georgia law from taking effect until May 15, 2004. Subsequently, on May 13, 2004, the District Court issued an order denying our motion for an injunction but extending the temporary restraining order until May 25, 2004. On May 25, 2004, upon expiration of the temporary restraining order, the Georgia law took effect. We have appealed the District Court's order to the U.S. Court of Appeals for the Eleventh Circuit and on July 21, 2004, the Court of Appeals heard oral arguments on the appeal. We are awaiting the decision of the Court of Appeals. We cannot predict when the Court of Appeals will issue a decision on our appeal. If we are unsuccessful in prosecuting this action, we may have to permanently cease operations in Georgia, which are currently suspended. We estimate that our net revenues will be negatively impacted by approximately $1.7 million for each month that our Georgia operations are suspended and that the costs to keep the Georgia centers open under these limited operating conditions will be approximately $311,000 per month, including depreciation. Additionally, if necessary, we estimate that, as of September 30, 2004, it will cost approximately $2.2 million (including lease cancellation costs of $600,000 and the charge-off of undepreciated cost of assets of approximately $1.6 million) to shut down the Georgia operations completely. An adverse ruling could have material adverse effect on our business, results of operations and financial condition by possibly forcing us to permanently cease operations in Georgia. In addition, an adverse ruling in the Eleventh Circuit with respect to our argument that the Georgia statute is preempted by federal law could have material adverse consequences for our business, results of operations and financial condition because such a ruling would not only be controlling precedent with respect to that issue in federal courts within the Eleventh Circuit, but could also adversely affect the resolution of this issue in other litigation or enforcement proceedings that have been or might in the future be commenced in federal courts in other circuits or in other state courts.

        Currently, we and certain of our officers, directors, owners and "stakeholders" are defending two putative class action lawsuits filed in state courts, one in North Carolina (filed in July 2004) and one in Georgia (filed August 2004), where the plaintiffs are alleging, among other things, that we, and not the lending bank, are the "true lender" and are therefore offering usurious payday cash advances in violation of numerous consumer protection statutes. On July 27, 2004, John Kucan, Welsie Torrence and Terry Coates, who are all customers of Republic, the lending bank for whom we process, market and service payday cash advances in North Carolina, filed a putative class action lawsuit in the General Court of the Superior Court Division for New Hanover County, North Carolina against us, our subsidiary that operates in North Carolina and William M. Webster, IV, our Chief Executive Officer, alleging that our subsidiary that operates in North Carolina was the "true lender" on the plaintiffs' payday cash advances. The lawsuit further alleges that the payday cash advances were made, administered and collected in violation of numerous North Carolina consumer protection laws resulting in alleged liability for all defendants. The lawsuit alleges, among other things, that the relationship between our subsidiary that operates in North Carolina and Republic is a "rent a charter" relationship and therefore the bank is not the "true lender" on the payday cash advances. The lawsuit also claims that the payday cash advances are made in violation of numerous North Carolina consumer protection laws. The lawsuit seeks an injunction barring us from continuing to do business in North Carolina, the return of the principal amount of the payday cash advances made to the plaintiff class since August 2001, the return of any interest or fees associated with those advances, treble damages, attorneys' fees and other unspecified costs. The case is in its preliminary stages. Thus far the only substantive motions we have filed are a motion to dismiss or stay proceedings and compel arbitration. On November 19, 2004, plaintiffs filed a motion seeking class certification. On November 16, 2004, North Carolina Superior Court Judge Ernest Fulwood denied our motion to have the case designated as a complex business case and assigned to the North Carolina Business Court and instead granted the plaintiffs' motion to designate the case as exceptional and assign it to a specific Superior Court judge. The ruling by Judge Fulwood does not express any opinion on the merits of the case. Plaintiffs' counsel indicated at the hearing held prior to Judge Fulwood's ruling, and in papers filed in support of their motion for class certification (which has not yet been fully briefed or set for a hearing), that the distribution to our current stockholders of substantially all of the net income earned by us in the form of cash dividends may be the subject of a fraudulent conveyance claim. At the hearing, plaintiffs' counsel indicated that they may seek injunctive relief to return such payments or to hold them in escrow pending a judgment in this lawsuit. Plaintiffs' complaint contains a fraudulent conveyance claim but seeks no specific relief with respect to that claim. On December 1, 2004, North Carolina Supreme Court Chief Justice I. Beverly Lake, Jr. signed a commission appointing Special Superior Court Judge D. Jack Hooks, Jr. to hear the case. An adverse ruling in this case could have a material adverse effect on our business, results of operations and financial condition, including by possibly forcing us to cease our operations in North Carolina. In addition, in September 2004, Republic filed a declaratory judgment action in federal court in North Carolina against the three plaintiffs who have sued us, seeking a declaratory judgment and injunction that all disputes their customers have shall be submitted to arbitration and preventing them from pursuing disputes in a non-arbitral forum.

        On August 6, 2004, Tahisha King and James E. Strong, who are customers of BankWest, the lending bank for whom we processed, marketed and serviced payday cash advances in Georgia, filed a putative class action lawsuit in the State Court of Cobb County, Georgia against us, our subsidiary in Georgia, William M. Webster, IV and several of our unnamed officers, directors, owners and "stakeholders," alleging many different causes of action, most notably that we have been making illegal payday loans in Georgia in violation of Georgia's usury law, the Georgia Industrial Loan Act and Georgia's Racketeer Influenced and Corrupt Organizations Act. The complaint alleges that BankWest is not the "true lender" on the loans that we process, market and service for BankWest in Georgia and therefore we are the "de facto" lender. The complaint seeks compensatory damages, attorneys' fees, punitive damages and the trebling of any compensatory damages. We have removed the case to federal court, filed a motion to dismiss or stay to compel arbitration and filed an answer denying the allegations and asserting the defense of arbitration as well as other defenses. The plaintiffs filed a motion in September 2004 to remand the case to Georgia state court to which we have responded. An adverse ruling in this case could have a material adverse effect on our business, results of operations and financial condition by possibly forcing us to cease our operations in Georgia. In September 2004, we filed a declaratory judgment action in federal court in

Georgia against the Georgia class action plaintiffs seeking a declaratory judgment that all disputes relating to the loans by BankWest shall be submitted to arbitration and plaintiffs shall be prohibited from pursuing loan related disputes in a non-arbitral forum.

        We are involved in another case in Georgia which, while not a class action lawsuit, contains essentially the same allegations as the Tahisha King and James Strong case. On March 10, 2003, Angela Glasscock, a customer of BankWest, the lending bank for whom we processed, marketed and serviced payday cash advances in Georgia, filed an adversary proceeding in the U.S. Bankruptcy Court for the Southern District of Georgia alleging that our subsidiary in Georgia was making payday cash advances in Georgia in violation of the Georgia Industrial Loan Act. The case is currently pending and awaiting a trial date. Although the amount in controversy in the case is only $350, the underlying claims of Ms. Glasscock, if agreed with by the Bankruptcy Court, could serve as a basis for future claims against us in Georgia, which could have a material adverse effect on our business, results of operations and financial condition.

        We and certain of our officers, directors and employees are also defendants in two putative class-action lawsuits commenced by three of our former customers, Gerald and Wendy Betts and Donna Reuter, in Florida. The first putative class action was filed by Ms. Betts and Ms. Reuter in February 2001 in the Circuit Court of Palm Beach against our subsidiary, McKenzie Check Advance of Florida, LLC and certain other parties. The first lawsuit alleges that we engaged in unfair and deceptive trade practices and violated the Florida criminal usury statute, the Florida Consumer Finance Act, and Florida's Racketeer Influenced and Corrupt Organizations Act. We successfully moved to have Ms. Reuter's case sent to arbitration and were awarded summary judgment as to Ms. Betts' claims. The arbitration order in Ms. Reuter's case is currently on appeal to the Florida Supreme Court and the summary judgment order in Ms. Betts' case was reversed on August 11, 2004 by Florida's Fourth District Court of Appeals. While we are appealing the Fourth District Court of Appeals' ruling, we cannot assure you that we will prevail in this case. The suit seeks unspecified damages, and we could be required to refund fees and/or interest collected, refund the principal amount of payday cash advances, pay multiple damages and pay other monetary penalties. An adverse ruling in this case could have a material adverse effect on our business, results of operations and financial condition.

        The second Florida lawsuit was filed in August 2004 in the Circuit Court of Palm Beach by Mr. Betts and Ms. Reuter against us, our subsidiary in Florida and officers and directors of the subsidiary. The allegations are nearly identical to those alleged in the lawsuit filed by Ms. Betts and Ms. Reuter. We plan to file motions to dismiss and to compel arbitration, as well as a motion to stay the proceedings pending a complete and final disposition by the Florida Supreme Court of cases concerning arbitration and issues that would be potentially dispositive in this case. An adverse result in this case could have a material negative impact on our business, results of operation and financial condition.

        We are also a defendant in a lawsuit brought on behalf of a putative class of persons by a former customer, Lois Bennett, in Tennessee. Ms. Bennett on behalf of herself and others alleges that our subsidiary, McKenzie Check Advance LLC, violated the terms of a class action settlement order by wrongfully collecting fees and advances from the class members during a period of time when collections were allegedly prohibited. The Tennessee Court of Appeals reversed the findings of the trial judge in our favor and remanded the case for further findings of fact. The suit seeks unspecified damages, and we could be required to refund fees and advances collected and to pay other monetary penalties. Although we believe we are entitled to indemnification from the sellers of the National Cash Advance group of affiliated companies for losses in connection with this case, an adverse ruling in this case could have a material adverse effect on our business, results of operations and financial condition.

        In August 2004, the North Carolina Attorney General's Office in conjunction with the Commissioner of Banks for North Carolina issued a subpoena to us to produce documents, respond to written questions and have a corporate representative appear for a deposition regarding the relationship between our North Carolina subsidiary and Republic. We believe the primary purpose of the investigation is to determine whether our operations in North Carolina are in compliance with North Carolina law. We are cooperating with the investigation, which is in its preliminary stages. A corporate representative appeared before the Commissioner, in closed session, on November 22, 2004, to provide factual information about the nature of our business. No determination has been reached by the Attorney General's Office or the Banking Commissioner in this matter. It is possible that the North Carolina Attorney General or the Commissioner of Banks for North Carolina may make a determination or finding and initiate an administrative or civil action that is adverse to our business operations in the state. Specifically, the North Carolina Attorney General and Banking Commissioner potentially could bring an action for an injunction and monetary fines or issue a cease and desist order based on North Carolina Consumer Finance Act and/or North Carolina unfair and deceptive trade practices, loan broker regulatory and consumer protection statutes. Also, criminal prosecutions could be commenced for violation of certain North Carolina laws. This could result in the imposition of fines and the alteration or cessation of our use of the agency business model in North Carolina. We estimate that our net revenues will be negatively impacted by approximately $2.2 million for each month our North Carolina operations are shut down or suspended. Additionally, we estimate that, as of September 30, 2004, it would cost approximately $7.3 million (including lease cancellation costs of $605,000, the charge-off of accounts receivable of $3.5 million, the charge-off of undepreciated cost of assets of approximately $1.3 million and other shut-down costs of approximately $1.9 million) to shut down North Carolina operations completely. These actions could have a material negative impact on our operations in North Carolina and in other states where we operate under the agency business model as well as on our financial condition.

        In December 2003 and again in September 2004, we received a letter and subpoena from the Attorney General of West Virginia raising concerns that some of our collection practices may violate the West Virginia Consumer Credit and Protection Act. We are cooperating with this inquiry. Although we do not currently have operations in West Virginia, some West Virginia residents visit our payday cash advance centers in states bordering West Virginia in order to obtain payday cash advances. Since receiving the Attorney General's first letter we have discontinued collection visits in West Virginia and pursue our collections there through phone calls and letters to customers. These limitations on our collection practices could increase our charge-offs.

        We are also involved in other litigation and administrative proceedings. This litigation includes employee claims for workers' compensation, wrongful termination, harassment, discrimination, payment of wages due and customer claims relating to collection practices and violations of state and/or federal consumer protection laws. We are likely to be subject to further litigation and proceedings in the future. The consequences of an adverse ruling in any current or future litigation or proceeding could cause us to have to refund fees and/or interest collected on payday cash advances, refund the principal amount of payday cash advances, pay treble or other multiple damages, pay monetary penalties and/or modify or terminate our operations in particular states. We may also be subject to adverse publicity. Defense of any lawsuits or proceedings, even if successful, would require substantial time and attention of our senior officers and other management personnel that would otherwise be spent on other aspects of our business and would require the expenditure of significant amounts for legal fees and other related costs. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

MANAGEMENT

Directors and Executive Officers

        The table below sets forth the names, ages and positions of our directors and executive officers as of December 14, 2004:

Name	Age	Position
George D. Johnson, Jr.	62	Chairman of the Board and Director
William M. Webster, IV	47	Chief Executive Officer and Director
John T. Egeland	50	President
John I. Hill	51	Executive Vice President and Chief Financial Officer
Claire L. Arnold	58	Director
Stephen K. Benjamin	35	Director
Robert H. Chapman, III	53	Director
Thomas E. Hannah	66	Director
W. Olin Nisbet	40	Director

        George D. Johnson, Jr. is one of our co-founders and has served as a director since our inception in 1997. Mr. Johnson has served as the Chairman of our board of directors since July 2004. Mr. Johnson is our largest stockholder and has over 30 years of experience developing and managing various businesses. Mr. Johnson has served as Chief Executive Officer and a director of Extended Stay America, Inc. from January 1995 through May 2004. Mr. Johnson is the former President of the Consumer Products Division of Blockbuster Entertainment Group, a division of Viacom Inc. In this position he was responsible for all U.S. video and music locations. He was formerly the managing general partner of WJB Video, the largest Blockbuster franchisee that developed over 200 video locations prior to a merger with Blockbuster in 1993. Mr. Johnson is also the managing member of American Storage, LLC, a chain of 28 self-storage facilities located in the Carolinas and Georgia. He formerly served as a director of Viacom Inc., AutoNation, Inc., Blockbuster Entertainment Corporation and Norfolk Southern Corporation and as Chairman of the Board of Home Choice Holdings, Inc. Mr. Johnson currently serves on the board of directors of Boca Resorts, Inc. and Duke Energy Corporation. He has also served as Chairman of the Board of Johnson Development Associates, Inc., a real estate management, leasing and development company controlling approximately four million square feet of commercial, retail and industrial property located in the Carolinas and Georgia, since it was founded in 1986. Mr. Johnson practiced law in Spartanburg, South Carolina from 1967 until 1986 and served three terms in the South Carolina House of Representives.

        William M. Webster, IV co-founded our company with Mr. Johnson. Mr. Webster has served as our Chief Executive Officer since our inception, and had served as Chairman of our board of directors from July 1997 until July 2004, when Mr. Johnson was elected to serve as our Chairman. From May 1996 to May 1997, Mr. Webster served as Executive Vice President of Education Management Corporation and was responsible for corporate development, human resources, management information systems, legal affairs and government relations. From October 1994 to October 1995, Mr. Webster served as Assistant to the President of the United States and Director of Scheduling and Advance. Mr. Webster served as Chief of Staff to U.S. Department of Education Secretary Richard W. Riley from January 1993 to October 1994. From November 1992 to January 1993, Mr. Webster was Chief of Staff to Richard W. Riley as part of the Presidential Transition team. From 1983 to 1992, Mr. Webster served as President of Carabo, Inc., which owned and operated 27 Bojangles Chicken and Biscuit restaurants in South Carolina. Mr. Webster currently serves on the board of directors of LKQ Corporation.

        John T. Egeland served as our Chief Financial Officer from January 1999 to January 2000 and has served as our President since January 2000. Prior to joining our company, Mr. Egeland served a total of nine years with Associates First Capital Corporation, a consumer finance company, most recently as Senior Vice President of Corporate Finance. Mr. Egeland has served in a number of executive management positions, with his focus being strategic development, financial reengineering and transition planning and implementation. From June 1998 to December 1998, Mr. Egeland served as Chief Financial Officer of Home Choice, Inc., from April 1997 to December 1997, Mr. Egeland served as Executive Vice President and Chief Financial Officer of Centex Corp., from August 1993 to August 1995, Mr. Egeland served as President of Gemini Exploration Co. and from September 1989 to August 1993, Mr. Egeland served as Executive Vice President and Chief Investment Officer of NorthPark Bank. From 1977 to 1982, Mr. Egeland was employed with National City Bank.

        John I. Hill has served as our Executive Vice President and Chief Financial Officer since January 2002. From July 1999 to December 2001, Mr. Hill was Executive Vice President and Chief Financial Officer of DHI, Inc., a consolidation of four companies providing staffing, security and contract services in sixteen states. Mr. Hill's other positions have included serving from April 1998 to April 1999, as Senior Vice President and Chief Financial Officer of Enterprise Computer Systems, a vertically integrated software and business-to-business e-commerce provider to the shelter industry, from May 1996 to April 1998 as Executive Vice President and Chief Financial Officer of Phoenix Wireless Group, a switching software and wireless local loop service provider in international markets and from December 1992 to May 1996 as Vice President and Chief Financial Officer of Dial Call Communications, Inc. From 1979 through 1991, Mr. Hill worked with KPMG Peat Marwick.

        Claire L. Arnold has served as a director since July 2004. Ms. Arnold was a co-founder of Leapfrog Services, Inc., an information technology outsourcing company, and has served as its Chief Executive Officer since June 1998. Ms. Arnold currently serves on the board of directors of Ruby Tuesday, Inc. and Schweitzer-Mauduit International, Inc. From 1997 to 2004, Ms. Arnold served on the board of directors of International Multifoods, Inc.

        Stephen K. Benjamin has served as a director since July 2004. Mr. Benjamin is the founder of and a principal in The Law Offices of Stephen K. Benjamin, P.A., a business law firm located in Columbia, South Carolina, and has served as a practicing attorney since September 2001. From January 1999 to September 2001, Mr. Benjamin served as the Director of the South Carolina Department of Probation, Parole, and Pardon Services.

        Robert H. Chapman, III has served as a director since July 2004. Since December 2003, Mr. Chapman has served as the Chairman of the Board and Chief Executive Officer of Inman Mills, a textile manufacturer. Prior to becoming its Chief Executive Officer, Mr. Chapman served as the President and Treasurer of Inman Mills from January 1991 to December 2003. Since November 2003, Mr. Chapman has served as the Chief Executive Officer of Bumper2Bumper Media, Inc., an advertising and marketing company. Mr. Chapman also serves as a director of Bumper2Bumper Media, Inc. Mr. Chapman currently serves on the board of directors of Tuscarora Yarns, Inc. and the South Carolina Advisory Board of Liberty Mutual Insurance Company.

        Thomas E. Hannah has served as a director since July 2004. Since September 1999, Mr. Hannah has served as the President and Chief Executive Officer of USLC, Southport Sourcing, a manufacturer of men's garments. Mr. Hannah currently serves on the board of directors of Carolina Dye Works.

        W. Olin Nisbet has served as a director since July 2004. Mr. Nisbet is a founding partner of Lions Gate Capital, LLC, an asset management firm, and has served as a Portfolio Manager since the firm's inception in 2004. From 2002 to 2004, Mr. Nisbet served as an Analyst for Porter, Felleman, Inc., an investment management company. From 1992 to 2001, Mr. Nisbet was employed by Morgan Stanley's Investment Banking Department, most recently as an Executive Director. Mr. Nisbet currently serves on the board of directors of Starlite Media, LLC.

Board of Directors

        Our bylaws provide that our board of directors will consist of the number of directors as may be fixed from time to time by resolution of our board of directors. Our current board of directors consists of seven persons.

        The rules of the New York Stock Exchange, or the NYSE, require us to appoint at least a majority of directors who are "independent," as defined under the applicable rules of the NYSE, within one year of listing. Our board of directors has determined that Ms. Arnold and Messrs. Chapman, Hannah and Nisbet, constituting a majority of our directors, are "independent" under the applicable rules of the NYSE.

Committees of the Board of Directors

        We have established the following committees of the board of directors. Our board of directors may also establish various other committees to assist it in its responsibilities.

        Audit committee.    Our board of directors has established an audit committee to assist the board in fulfilling its responsibilities for general oversight of the integrity of our consolidated financial statements, compliance with legal and regulatory requirements, the independent auditors' qualifications and independence, the performance of independent auditors and our internal audit function, and risk assessment and risk management. The duties of the audit committee include:

  •
  appointing, evaluating and determining the compensation of our independent auditors;

  •
  reviewing and approving the scope of the annual audit, the audit fee and the financial statements;

  •
  reviewing disclosure controls and procedures, internal control over financial reporting, the internal audit function and corporate policies with respect to financial information;

  •
  reviewing other risks that may have a significant impact on our financial statements;

  •
  preparing the audit committee report for inclusion in the annual proxy statement;

  •
  establishing procedures for the receipt, retention and treatment of complaints regarding accounting and auditing matters; and

  •
  evaluating annually the audit committee charter and the committee's performance.

        The audit committee has the authority to obtain advice and assistance from, and receive appropriate funding from us for, outside legal, accounting or other advisors as the audit committee deems necessary to carry out its duties.

        The audit committee consists of Messrs. Chapman, Hannah and Nisbet, with Mr. Hannah serving as Chairman. The board of directors has determined that each of the audit committee members is an "independent" director as defined under the applicable rules of the NYSE and section 10A-3 of the Securities Exchange Act of 1934, as amended (Exchange Act).

        Nominating and corporate governance committee.    The nominating and corporate governance committee's responsibilities will include:

  •
  identifying and recommending to our board of directors individuals qualified to serve as our directors and as members of committees of the board of directors;

  •
  developing and annually reviewing our corporate governance principles;

  •
  advising our board of directors with respect to the structure and membership of other board committees;

  •
  annually reviewing director compensation and benefits;

  •
  overseeing the annual self-evaluations of our board and its committees; and

  •
  evaluating annually the nominating and corporate governance committee charter and the committee's performance.

        The nominating and corporate governance committee consists of Ms. Arnold, as Chairman, and Messrs. Benjamin and Hannah.

        Compensation committee.    Our compensation committee discharges the board's responsibilities relating to compensation of our Chief Executive Officer and other executive officers, will produce an annual report on executive compensation for inclusion in our annual proxy statement and provides general oversight of compensation structure, including our equity compensation plans and benefit programs. Other specific duties and responsibilities of the compensation committee include:

  •
  reviewing and approving objectives relevant to executive officer compensation;

  •
  evaluating performance and determining the compensation of our Chief Executive Officer and other executive officers in accordance with those objectives;

  •
  approving and amending our equity compensation plans (subject to stockholder approval, if required); and

  •
  evaluating annually the compensation committee's charter and the committee's performance.

The compensation committee consists of Mr. Chapman, as Chairman, Ms. Arnold and Mr. Nisbet.

Compensation Committee Interlocks and Insider Participation

        None of the members of the compensation committee is or has ever been one of our officers or employees. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

Compensation of Directors

        Through July 21, 2004, our directors received compensation in the amount of $150,000 per year for their services as members of our board of directors. Effective July 21, 2004, our directors other than the Chairman of the Board and our Chief Executive Officer are entitled to receive $50,000 per year and $1,000 for any meeting of the board or a board committee that they attend. We have granted, effective upon the closing of this offering, restricted stock to each of our non-employee directors, other than the Chairman of the Board, under our 2004 Omnibus Stock Plan, an equity-based compensation plan. The initial grant for each non-employee director, other than the Chairman of the Board, is for restricted stock valued at $30,000 based on the initial public offering price, one-third of which will vest on each of the first three anniversaries of the date of grant.

Compensation of Executive Officers

        The following table sets forth information on compensation earned by Mr. Webster, who served as our Chief Executive Officer during our 2003 fiscal year, and each of our other executive officers for the fiscal year ended December 31, 2003. We refer to these three executive officers as our named executive officers.

Summary Compensation Table

	Annual Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	All Other Compensation ($)(2)
William M. Webster, IV Chief Executive Officer	2003	350,000	150,000	—	150,000
John Egeland President	2003	319,616	150,000	—	—
John I. Hill Executive Vice President and Chief Financial Officer	2003	225,000	125,000	—	—

(1)
SEC rules do not require the reporting of perquisites and other personal benefits to the extent that the aggregate amount of such compensation is the lesser of either $50,000 or 10% of the total annual salary and bonus reported for each named executive officer. Mr. Webster and his family have made personal use of our corporate aircraft. Although we believe that the value of such use is less than $50,000, we are voluntarily reporting in this footnote that the estimated incremental cost to us of such use was approximately $9,100.
(2)
Includes directors fees paid to Mr. Webster of $150,000 for serving on our board of directors.

        We have a written agreement with Mr. Hill which provides him with a lump sum payment of $500,000 (less applicable withholding taxes) upon his completion of five years of employment with our company, which will occur on January 1, 2007. A pro-rated portion of the payment (based on full years of employment) will be made to Mr. Hill or his estate upon his death or disability prior to such date. Further, in the event of a change of control of our company, which is defined as a sale or other transfer of the majority of the stock of our company, the payment will be accelerated and become due and payable within 30 days of the closing of such sale or transfer. Our board of directors has determined to treat this offering as a change of control of our company in connection with our agreement with Mr. Hill. We expect the compensation committee of our board of directors to meet to independently review this determination.

Equity Incentive Plans

  Stock Option Plan

        The Stock Option Plan was adopted in September 1997. We terminated this plan in 2002 and repurchased substantially all of the options issued under this plan in November 2002 and subsequently repurchased the remaining options. The resulting payments to our named executive officers were approximately $4.2 million to Mr. Webster and approximately $3.4 million to Mr. Egeland. We have not granted any options following the November 2002 cash-out.

  2004 Omnibus Stock Plan

        In connection with this offering, our board of directors has adopted and our stockholders have approved a new 2004 Omnibus Stock Plan, or the Omnibus Plan. There are several types of awards that may be granted under the Omnibus Plan, including stock options (both incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code and nonqualified options, which are options that do not qualify as ISOs), stock appreciation rights, restricted stock, phantom stock, stock bonus awards and other equity-based awards valued in whole or in part by reference to, or otherwise based on, our common stock. A total of 4,250,000 shares of common stock are currently reserved for issuance under the Omnibus Plan, subject to equitable adjustment upon certain corporate transactions or events. Shares subject to an award that remain unissued upon the cancellation or termination of the award will again become available for award under the Omnibus Plan. Shares subject to an award that are retained by us as payment of the exercise price or tax withholding obligations, previously owned shares surrendered to us as payment of the exercise price of an option and shares surrendered to us to satisfy tax withholding obligations shall also become available for award under the Omnibus Plan. In addition, to the extent an award is paid or settled in cash, the number of shares previously subject to the award shall again be available for award under the Omnibus Plan.

        The Omnibus Plan will be administered by our compensation committee. Our officers, employees and non-employee directors and third-party consultants are eligible to receive awards under the Omnibus Plan at the discretion of the compensation committee. Awards made under the plan will become exercisable or otherwise vest at the times and upon the conditions that the compensation committee may determine. The compensation committee has the authority to accelerate the vesting and/or exercisability of any outstanding award at such times and under such circumstances as it deems appropriate. The Omnibus Plan may be amended by our board, subject to stockholder approval where necessary to satisfy legal or regulatory requirements. The Omnibus Plan will terminate not later than the tenth anniversary of its adoption. Awards granted before the termination of the Omnibus Plan may extend beyond that date in accordance with their terms.

        The Omnibus Plan is intended to permit the grant of performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code, which generally limits the deduction that we may take for compensation of our five most senior executive officers. Under Section 162(m), certain compensation, including compensation based on the attainment of performance goals, will not be subject to this limitation if certain requirements are met. The vesting of awards that are intended to qualify as performance-based compensation may be based upon business criteria such as return on total stockholder equity, earnings or book value per share of common stock, net income (before or after taxes), earnings before all or any interest, taxes, depreciation and/or amortization, return on assets, capital or investment, market share, cost reduction goals, earnings from continuing operations, levels of expense, costs or liabilities, operating profit, sales or revenues, stock price appreciation, total stockholder return, implementation or completion of critical projects or processes or combinations of those criteria.

        We have granted, effective upon the closing of this offering, restricted shares of common stock under the Omnibus Plan to Messrs. Egeland and Hill, to our non-employee directors, other than the Chairman of the Board, and to certain of our other employees. Assuming an initial public offering price of $14.00 per share (the midpoint of the price range set forth on the cover of this prospectus), these grants will result in the issuance of 71,428 shares of common stock to Mr. Egeland, 71,428 shares of common stock to Mr. Hill, 2,142 shares of common stock to each of our non-employee directors, other than the Chairman of the Board, and an aggregate of 96,424 shares of common stock to certain of our other employees. This restricted stock will generally vest over a three-year period, with one-third vesting in each year. During the restricted period, the holder will have the right to receive dividends and exercise voting rights.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding beneficial ownership of our common stock as of December 14, 2004, and as adjusted to reflect the sale of our common stock in this offering for:

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our executive officers and directors as a group;

  •
  each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock; and

  •
  other selling stockholders.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC.

        The percentage of beneficial ownership of our common stock before this offering is based on 68,666,661 shares of our common stock outstanding as of December 14, 2004. We believe we had 52 beneficial owners of our common stock as of that date. The percentage of beneficial ownership of our common stock after the completion of this offering is based on 84,026,712 shares of our common stock expected to be outstanding after the completion of this offering. Approximately $68.4 million of the proceeds we receive from this offering will be used to repay our subordinated debt, approximately $41.1 million of which is held, directly or indirectly, by 18 of our selling stockholders.

        We believe that each stockholder named in the table has sole voting and investment power with respect to the shares beneficially owned by the stockholder. Unless otherwise indicated, the address of each of our directors and named executive officers and of each beneficial owner of more than 5% of the outstanding shares of our common stock listed in the table below is: c/o Advance America, Cash Advance Centers, Inc., 135 North Church Street, Spartanburg, South Carolina 29306.

					Shares Beneficially Owned after Offering Assuming no Exercise of the Over- allotment Option (2)		Shares Beneficially Owned after Offering Assuming Full Exercise of the Over-allotment Option (2)
				Shares Being Offered in the Over- allotment Option (1)
	Shares Beneficially Owned Prior to Offering		Number of Shares to Be Sold in the Offering
Name
	Number	Percent			Number	Percent	Number	Percent
Directors and Executive Officers:
Claire L. Arnold	—	*	—	—	2,142	*	2,142	*
Stephen K. Benjamin	—	*	—	—	2,142	*	2,142	*
Robert H. Chapman, III	—	*	—	—	2,142	*	2,142	*
John T. Egeland	85,953	*	—	—	157,425	*	157,425	*
Thomas E. Hannah	—	*	—	—	2,142	*	2,142	*
John I. Hill	—	*	—	—	71,428	*	71,428	*
George D. Johnson, Jr. (3)	13,262,121	19.3%	1,456,751	659,916	12,547,341	14.9%	11,887,425	14.2%
W. Olin Nisbet	—	*	—	—	2,142	*	2,142	*
William M. Webster, IV (4)	5,495,602	8.0%	599,765	271,697	4,899,804	5.8%	4,628,107	5.5%
All directors and executive officers as a group (9 persons)	18,843,676	27.4%	2,056,516	931,613	17,686,708	21.0%	16,755,095	19.9%
5% or More Stockholders:
Dean L. Buntrock (5)	6,859,759	9.9%	748,643	339,139	6,114,618	7.3%	5,775,479	6.9%
AAI/GDJ, III Trust dated 4/21/98 (6)	5,505,141	8.0%	600,806	272,168	4,907,136	5.8%	4,634,968	5.5%
AAI/SPJ Trust dated 4/21/98 (7)	5,505,141	8.0%	600,806	272,168	4,907,136	5.8%	4,634,968	5.5%
Brenda B. McKenzie (8)	5,301,281	7.7%	578,558	262,090	4,728,947	5.6%	4,466,857	5.3%

Other Selling Stockholders:
Lindsay L. Webster (9)	2,850,863	4.2%	311,130	140,944	2,540,013	3.0%	2,399,069	2.9%
Rosemarie Buntrock (10)	2,774,419	4.0%	302,788	137,164	2,473,032	2.9%	2,335,868	2.8%
SHJ Advance Holdings, LLC	2,752,570	4.0%	300,403	136,084	2,453,566	2.9%	2,317,482	2.8%
Susan Phifer Johnson Revocable Trust dated July 17, 2001 (11)	2,725,317	4.0%	297,429	134,737	2,429,274	2.9%	2,294,537	2.7%
Irrevocable Trust dated March 15, 1999 (12)	2,663,816	3.9%	290,717	131,696	2,374,454	2.8%	2,242,758	2.7%
DCB Advance Holdings, LLC (13)	1,099,211	1.6%	119,963	54,344	979,361	1.2%	925,017	1.1%
Clayton R. Buntrock	1,065,009	1.6%	116,230	52,653	949,304	1.1%	896,651	1.1%
Dean L. Buntrock Grandchildren's Trust dated January 1, 1997 (14)	1,015,817	1.5%	110,862	50,221	905,130	1.1%	854,909	1.0%
Charley Buntrock Zeches (15)	750,416	1.1%	81,897	37,100	669,044	*	631,944	*
John P. Nuzzo	666,295	*	72,716	32,941	593,930	*	560,989	*
Brannon Holdings, LLC	549,605	*	59,981	27,172	489,906	*	462,734	*
Saybrook Investments, LLC	549,605	*	59,981	27,172	489,906	*	462,734	*
Elizabeth Ann Stephens Campbell Revocable Trust UID 8/25/92 (16)	475,432	*	47,543	—	427,889	*	427,889	*
Margot Weinstein (17)	406,345	*	44,347	20,089	362,348	*	342,259	*
Ashley E. McKenzie Family Trust dtd 10/30/97 (18)	400,803	*	43,742	19,815	357,061	*	337,246	*
Shasta K. McKenzie Family Trust dtd 10/30/97 (18)	400,803	*	43,742	19,815	357,061	*	337,246	*
Steve A. McKenzie, Jr. Family Trust dtd 10/30/97 (18)	400,803	*	43,742	19,815	357,061	*	337,246	*
Trust U/A Steve A. McKenzie dtd 12/23/93 f/b/o Ashley E. McKenzie (18)	301,693	*	32,925	14,915	268,768	*	253,853	*
Trust U/A Steve A. McKenzie dtd 12/23/93 f/b/o Shasta E. McKenzie (18)	301,693	*	32,925	14,915	268,768	*	253,853	*
Trust U/A Steve A. McKenzie dtd 12/23/93 f/b/o Steve A. McKenzie, Jr. (18)	301,693	*	32,925	14,915	268,768	*	253,853	*
Robert M. Edsel	286,507	*	31,268	14,165	255,386	*	241,221	*
Donovan A. Langford III	203,172	*	22,173	10,045	181,174	*	171,129	*
Frank Fowler	138,310	*	15,095	6,838	123,215	*	116,337	*
Darryl M. Weaver (19)	90,026	*	9,825	4,451	80,201	*	75,750	*
John C. Stophel, as Custodian f/b/o Ashley E. McKenzie TUTMA (18)	68,905	*	7,520	3,407	61,385	*	57,978	*
Shasta K. McKenzie	68,905	*	7,520	3,407	61,385	*	57,978	*
Steven A. McKenzie, Jr. Term Trust u/a dated 2/23/04 (18)	68,905	*	7,520	3,407	61,385	*	57,987	*
Bob Carl	55,188	*	6,023	2,728	49,165	*	46,437	*
Douglas H. Martin	51,554	*	5,626	2,549	45,928	*	43,379	*
Donald J. Wright	51,191	*	5,587	2,531	45,604	*	43,073	*
Andrew Stafford-Deitsch	41,879	*	4,570	2,070	37,309	*	35,239	*
Irrevocable Trust Agreement of Brenda B. McKenzie f/b/o Jackie A. Brown and Betty L. Brown dated December 2, 2004 (20)	37,144	*	4,054	1,836	33,090	*	31,254	*
Garth Martin	20,940	*	2,285	1,035	18,655	*	17,620	*

Jerry Robinson	15,307	*	1,671	757	13,636	*	12,879	*
Irrevocable Trust Agreement of Stanley C. Lawson f/b/o Zachary Carter Lawson dated February 20, 2004 (21)	14,286	*	1,559	706	12,727	*	12,021	*
Irrevocable Trust Agreement of Brenda B. McKenzie f/b/o Billy G. Brown dated December 2, 2004 (20)	10,000	*	1,091	494	8,909	*	8,415	*
Irrevocable Trust Agreement of Brenda B. McKenzie f/b/o Earl Dewayne Brown dated December 2, 2004 (20)	10,000	*	1,091	494	8,909	*	8,415	*
K. Rick Turner	5,314	*	580	263	4,734	*	4,471	*
Gerald Lewis	2,680	*	292	132	2,388	*	2,256	*

*
Less than 1% of the outstanding common stock.
(1)
Assumes full exercise of the underwriters' over-allotment option.
(2)
Includes shares of restricted common stock we have granted under our 2004 Omnibus Stock Plan, effective upon the closing of this offering, assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, to the following persons in the following estimated amounts: Claire L. Arnold—2,142 shares; Stephen K. Benjamin—2,142 shares; Robert H. Chapman, III—2,142 shares; John T. Egeland—71,428 shares; Thomas E. Hannah—2,142 shares; John I. Hill—71,428 shares; and W. Olin Nisbet—2,142 shares. This restricted stock will generally vest over a three-year period, with one-third vesting in each year. During the restricted period, the holder will have the right to receive dividends and exercise voting rights. Also includes 735,232 shares of our common stock, based on the assumed initial public offering price of our common stock of $14.00 per share (the midpoint of the price range set forth on the cover of this prospectus), to be issued concurrently with the closing of this offering to a company owned by George D. Johnson, Jr. in exchange for our acquisition of two airplanes from a company owned by him; and includes shares of our common stock to be issued concurrently with the closing of this offering in exchange for ownership interests in Church and Commerce, LLC, the entity that owns our headquarters building, to the following persons or their affiliates in the following estimated amounts, assuming an initial public offering price of our common stock of $14.00 per share (the midpoint of the price range set forth on the cover of this prospectus): John T. Egeland—44 shares; George D. Johnson, Jr.—6,739 shares; William M. Webster, IV—3,967 shares; Dean L. Buntrock—3,502 shares; AAI/GDJ, III Trust dated 4/21/98—2,801 shares; AAI/SPJ Trust dated 4/21/98—2,801 shares; Brenda B. McKenzie—6,224 shares; Lindsay L. Webster—280 shares; Rosemerie Buntrock—1,401 shares; SHJ Advance Holdings, LLC—1,399 shares; Susan Phifer Johnson Revocable Trust dated July 17, 2001—1,386 shares; Irrevocable Trust dated March 15, 1999—1,355 shares; DCB Advance Holdings, LLC—113 shares; Clayton Buntrock—525 shares; Dean L. Buntrock Grandchildren's Trust dated January 1, 1997—175 shares; Charley Buntrock Zeches—525 shares; John P. Nuzzo—351 shares; Brannon Holdings, LLC—282 shares; Saybrook Investments, LLC—282 shares; Margot Weinstein—350 shares; Robert M. Edsel—147 shares; and Donovan A. Langford III—175 shares.
(3)
The shares shown as beneficially owned by George D. Johnson, Jr. are held by the George Dean Johnson, Jr. Revocable Trust dated July 17, 2001, for which Mr. Johnson is the grantor and beneficiary and serves as trustee. The shares shown do not include shares held by the Susan Phifer Johnson Revocable Trust dated July 17, 2001, as to which Mr. Johnson' s wife is the grantor and beneficiary but not the trustee, and do not include shares held by the Irrevocable Trust dated March 15, 1999, for which Mr. Johnson serves as trustee. Mr. Johnson disclaims beneficial ownership in each of these trusts. Prior to December 31, 2004, Mr. Johnson intends to give approximately $22.5 million of the shares held by his revocable trust to two charitable organizations.
(4)
The shares shown do not include shares held by Mr. Webster's wife, Lindsay L. Webster, for which Mr. Webster disclaims beneficial ownership.
(5)
The principal address of Dean L. Buntrock is Suite 2242, Oakbrook Terrace Tower, One Tower Lane, Oakbrook Terrace, Illinois 60181. The shares shown do not include shares held by Mr. Buntrock's wife, Rosemarie Buntrock, for which Mr. Buntrock disclaims beneficial ownership.
(6)
The trustee of the AAI/GDJ, III Trust dated 4/21/98 is Dan C. Breeden, Jr. and the beneficiary of the trust is a child of George D. Johnson, Jr. The address of the trust is c/o Dan C. Breeden, Jr., Trustee, 961 E. Main Street, Spartanburg, South

  Carolina 29302. Mr. Breeden disclaims beneficial ownership of these shares. Mr. Breeden is employed by a company controlled by George D. Johnson, Jr.

(7)
The trustee of the AAI/SPJ Trust dated 4/21/98 is Dan C. Breeden, Jr. and the beneficiary of the trust is a child of George D. Johnson, Jr. The address of the trust is c/o Dan C. Breeden, Jr., Trustee, 961 E. Main Street, Spartanburg, South Carolina 29302. Mr. Breeden disclaims beneficial ownership of these shares.
(8)
The address of Brenda B. McKenzie is 3555 Keith Street, Suite 107, Cleveland, Tennessee 37312.
(9)
The shares shown do not include shares held by Mrs. Webster's husband, William M. Webster, IV, for which Mrs. Webster disclaims beneficial ownership.
(10)
The shares shown do not include shares held by Mrs. Buntrock's husband, Dean L. Buntrock, for which Mrs. Buntrock disclaims beneficial ownership.
(11)
The trustee of the Susan Phifer Johnson Revocable Trust dated July 17, 2001 is Dan C. Breeden, Jr. Susan P. Johnson, the grantor and beneficiary of the Susan Phifer Johnson Revocable Trust dated July 17, 2001, is the wife of George D. Johnson, Jr. Mr. Breeden disclaims beneficial ownership of these shares.
(12)
The trustee of the Irrevocable Trust dated March 15, 1999 is George D. Johnson, Jr. and the beneficiaries of the trust are the children of William M. Webster, IV. Mr. Johnson disclaims beneficial ownership of these shares.
(13)
The President and Manager of DCB Advance Holdings, LLC is Dan C. Breeden, Jr. The shares of common stock shown do not include shares held by the AAI/GDJ, III Trust dated 4/21/98, the AAI/SPJ Trust dated 4/21/98 or the Susan Phifer Johnson Revocable Trust dated July 17, 2001, each of which Mr. Breeden serves as trustee. Mr. Breeden disclaims beneficial ownership of the shares held by these trusts.
(14)
The co-trustee of the Dean L. Buntrock Grandchildren's Trust dated January 1, 1997 are Margot Weinstein and Charley Buntrock Zeches. Ms. Buntrock and Ms. Zeches disclaim beneficial ownership of the shares held by the trust.
(15)
The shares shown do not include shares held by the Dean L. Buntrock Grandchildren's Trust dated January 1, 1997, for which Charley Buntrock Zeches serves as co-trustee.
(16)
The trustee of the Elizabeth Ann Stephens Campbell Revocable Trust UID 8/25/92 is Elizabeth S. Campbell.
(17)
The shares shown do not include shares held by the Dean L. Buntrock Grandchildren's Trust dated January 1, 1997, for which Margot Weinstein serves as co-trustee.
(18)
John C. Stophel is the trustee of the Ashley E. McKenzie Family Trust dtd 10/30/97, the Shasta K. McKenzie Family Trust dtd 10/30/97, the Steve A. McKenzie, Jr. Family Trust dtd 10/30/97, the Trust U/A Steve A. McKenzie dtd 12/23/93 f/b/o Ashley E. McKenzie, the Trust U/A Steve A. McKenzie dtd 12/23/93 f/b/o Shasta K. McKenzie, the Trust U/A Steve A. McKenzie dtd 12/23/93 f/b/o Steve A. McKenzie, Jr., and the Steve A. McKenzie, Jr. Term Trust u/a dated 2/23/04. Mr. Stophel is also Custodian f/b/o Ashley E. McKenzie TUTMA. Mr. J. Stophel disclaims beneficial ownership of the shares held by each of these trusts for which he serves as the custodian or trustee.
(19)
Darryl M. Weaver is employed by us as Executive Vice-President and zone director.
(20)
Glenn C. Stophel is the trustee of the Irrevocable Trust Agreement of Brenda B. McKenzie f/b/o Jackie A. Brown and Betty L. Brown dated December 2, 2004; Irrevocable Trust Agreement of Brenda B. McKenzie f/b/o Billy G. Brown dated December 2, 2004; and Irrevocable Trust Agreement of Brenda B. McKenzie f/b/o Earl Dewayne Brown dated December 2, 2004. Mr. G. Stophel disclaims beneficial ownership of the shares held by each of these trusts for which he serves as the trustee.
(21)
Gregory A. Lawson is the trustee of the Irrevocable Trust Agreement of Stanley C. Lawson f/b/o Zachary Carter Lawson dated February 20, 2004. Mr Lawson disclaims beneficial ownership of the shares held by the trust for which he serves as the trustee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In 2001, we entered into a capital lease expiring in 2016 with Church and Commerce, LLC, as lessor, for a building in Spartanburg, South Carolina, that we use as our corporate headquarters. Church and Commerce, LLC is a special purpose entity, which is consolidated in our consolidated financial statements. Church and Commerce, LLC is a limited liability company whose members include, directly or indirectly, George D. Johnson, Jr. (who is the Chairman of our Board of Directors and our largest stockholder), various trusts established for the benefit of members of Mr. Johnson's family, William M. Webster, IV (who is our Chief Executive Officer and one of our directors), John T. Egeland (who is our President), Dean L. Buntrock (who is one of our former directors), Brenda B. McKenzie (who is one of our former directors) and certain other of our stockholders, all of whom are selling stockholders in this offering. See "Principal and Selling Stockholders." Church and Commerce, LLC is managed by Johnson Development Associates, Inc., which is controlled by both Mr. Johnson and trusts established for the benefit of his children. We paid Church and Commerce, LLC rent in the amounts of approximately $125,000 in 2001, $1.0 million in 2002, $1.0 million in 2003 and $752,000 in the first nine months of 2004. We are currently in discussions with the owners of Church and Commerce, LLC regarding our acquisition of it. We would acquire Church and Commerce, LLC simultaneously with the closing of this offering pursuant to a contribution agreement that would contain representations, warranties and other provisions that are customary for a transaction of this nature. We expect to pay the acquisition price by (i) issuing approximately 41,496 shares of our common stock, based on the assumed initial public offering price of our common stock of $14.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and (ii) formally assuming the mortgage on the headquarters building and related land as a result of our acquisition of Church and Commerce, LLC. The principal amount of this mortgage was approximately $6.6 million at September 30, 2004. For accounting purposes, in accordance with FASB FIN 46, this mortgage is already shown as our obligation on our September 30, 2004 balance sheet. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Mortgage Payable" on page 63. This transaction has been approved by a majority of the disinterested members of our board of directors, after consideration of an appraisal of our headquarters building by an independent firm with expertise in real estate appraisals.

        In connection with the operation of our business, we have leased airplanes and hangar space from Wyoming Associates, Inc., a company owned by Mr. Johnson, and we leased an airplane from Mr. Buntrock. We paid approximately $1.1 million in 2001, $1.3 million in 2002, $1.1 million in 2003 and $829,000 in the first nine months of 2004 for the airplanes we leased from Wyoming Associates, Inc. Hangar lease payments totaled approximately $59,000 in the first nine months of 2004 and $79,000 in each of the three full prior years. We paid approximately $0 in 2001, $0 in 2002, $0 in 2003 and $504,000 for the first nine months of 2004 for the airplane we leased from Mr. Buntrock. We are currently in discussions with Mr. Johnson regarding our acquisition of the two airplanes that we currently lease from Wyoming Associates, Inc, a 1985 Canadair Ltd. Challenger aircraft and a 1994 Gates Learjet aircraft. We would acquire the two airplanes simultaneously with the closing of this offering pursuant to a contribution agreement that would contain representations, warranties and other provisions that are standard for such a transaction, taking into account our previous use of these aircraft. We expect to pay the acquisition price by issuing approximately 735,232 shares of our common stock, based on the assumed initial public offering price of our common stock of $14.00 per share (the midpoint of the price range set forth on the cover of this prospectus). This transaction has been approved by a majority of the disinterested members of our board of directors, after consideration of an appraisal of the aircraft performed by an independent firm with expertise in aircraft appraisals. Our aircraft lease with Mr. Buntrock was terminated effective as of September 1, 2004. We expect to continue to lease hangar space from Wyoming Associates, Inc. and believe that, at least for the near term, it is more favorable to us to lease such space rather than incur the expense of constructing our own hangar space. Similarly, we expect to continue to use Wyoming Associates' maintenance personnel to service the aircraft to be acquired by us. The financial terms relating to such maintenance arrangement have not yet been negotiated. Our corporate policy does not allow for personal use by our personnel of our aircraft, unless such personal use does not result in any incremental cost to us.

        We also have operating leases for four of our payday cash advance centers, one of which was terminated in 2002, and warehouse space from companies controlled by or affiliated with Mr. Johnson and members of his family. Total lease payments and related expenses for these leases were approximately $191,000 in 2001, $176,000 in 2002, $237,000 in 2003 and $179,000 for the first nine months of 2004. Our real estate managers negotiated the monthly rent for these facilities with the leasing management company. The average monthly rent, including common area maintenance, for the three payday cash advance centers' operating leases is $1,776. This compares to an average monthly rent, including common area maintenance, of $1,990 for all of our payday cash advance centers for the month of July 2004. The annual rent per square foot for the warehouse space is $3.37. It is our opinion that the terms of these leases are comparable to similar terms that could be obtained from unaffiliated parties.

        We engaged The Law Offices of Stephen K. Benjamin, P.A., of which Stephen K. Benjamin is a principal and founder, in connection with certain legal and consulting matters for which we paid fees and expenses of $56,000 in 2001, $65,000 in 2002 and $10,000 in 2003. Mr. Benjamin became one of our directors in July 2004. In addition, in August 2003, we sold a financial services business to a company controlled by Mr. Benjamin in exchange for a $37,550 promissory note, which was guaranteed by Mr. Benjamin. As of July 30, 2004, Mr. Benjamin disposed of his interest in this company and, in connection therewith, was released from his guarantee of the promissory note. We also extended a $25,000 line-of-credit to that company, which was guaranteed by Mr. Benjamin and which was repaid in 2003.

        We and our current stockholders are parties to a stockholders agreement that will terminate immediately prior to the consummation of this offering. This agreement governs such matters as nominations to our board of directors, corporate governance issues, the transfer of shares of our common stock, registration rights and our status as an S corporation. The selling stockholders are offering their common stock in this offering pursuant to the registration rights provisions of the stockholders agreement.

        Upon consummation of this offering, the George Dean Johnson, Jr. Revocable Trust dated July 17, 2001, the Susan Phifer Johnson Revocable Trust dated July 17, 2001, the AAI/GDJ, III Trust dated 04/21/98, the AAI/SPJ Trust dated 04/21/98, DCB Advance Holdings, LLC, the Irrevocable Trust dated March 15, 1999, William M. Webster, IV and Lindsay L. Webster will enter into a registration rights agreement with us. Pursuant to that agreement, and after the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, these stockholders may demand that we register under the Securities Act for resale all or a portion of the 35,804,730 shares of our common stock owned by the stockholders who are a party to that registration rights agreement. The holders of a majority of the shares subject to registration rights under the registration rights agreement may select the managing underwriters, subject to our approval, for any offering in which we do not participate. Pursuant to the registration rights agreement, we are required to pay all registration expenses required to register the shares of these stockholders, subject to certain limitations.

        National Cash Advance subordinated debt.    As part of the consideration for our acquisition of the National Cash Advance group of affiliated companies in 1999, we issued the National Cash Advance subordinated debt, which is unsecured and subordinate to our revolving credit facility. An aggregate of approximately $30.7 million of this debt is currently outstanding. Included in this debt are notes payable to Brenda B. McKenzie, notes payable to certain trusts for the benefit of Ashley E. McKenzie, Brenda B. McKenzie's daughter, and notes payable to certain trusts for the benefit of Steve A. McKenzie, Jr., Brenda B. McKenzie's son. Brenda B. McKenzie is one of our former directors and is a selling stockholder in this offering. Ashley E. McKenzie and Steve A. McKenzie, Jr. are the beneficiaries of trusts that own shares of our outstanding common stock that will be sold in this offering. See "Principal and Selling Stockholders." Each of these notes was issued in replacement of, or upon the transfer of, certain notes representing a portion of the National Cash Advance subordinated debt. This debt initially matured on October 15, 2004, and bore interest at an annual rate of 10%. In September 2002, this debt was amended to extend the maturity date to October 15, 2007, and to increase the annual interest rate to 13%. We expect to repay this debt in full with the proceeds to us from this offering. The following table reflects the current principal amount of the debt owed to each indicated holder and the interest we paid to them, directly or indirectly, as of September 30, 2004.

		Interest Paid on Notes During
		Year Ended December 31,
Holder of Note	Principal Amount of Note				Nine Months Ended September 30, 2004
		2001	2002	2003
Brenda B. McKenzie	$10,227,905	$738,242	$982,781	$1,329,628	$998,131
Trust U/A Steve A. McKenzie dtd 12/23/93 f/b/o Ashley E. McKenzie	$1,482,328	$71,709	$98,368	$147,238	$144,659
John C. Stophel, as Custodian f/b/o Ashley E. McKenzie TUTMA	$235,762	—	$17,634	$30,649	$23,007
Ashley E. McKenzie Family Trust dtd 10/30/97	$1,571,344	$117,166	$137,134	$191,310	$153,346
Trust U/A Steve A. McKenzie dtd 12/23/93 f/b/o Steve A. McKenzie, Jr.	$1,482,328	$71,709	$98,368	$147,238	$144,659
Steve A. McKenzie, Jr. Family Trust dtd 10/30/97	$1,571,344	$117,166	$137,134	$191,310	$153,346
Term Trust U/A Steven A. McKenzie, Jr. dtd 2/23/04	$235,762	—	$17,634	$30,649	$23,008

        Notes payable to stockholders.    We also have issued the notes payable to stockholders to certain of our stockholders totaling approximately $18.5 million as of September 30, 2004. These notes are unsecured and subordinate to our revolving credit facility and the National Cash Advance subordinated debt. $7.0 million of the notes payable to stockholders was issued in June 2003, matures on October 15, 2007, and bears interest at the annual rate of 13%. The remaining approximately $11.5 million of this debt was amended in September 2002 to extend the maturity date to October 15, 2007, and to increase the annual interest rate to 13%. We expect to repay this debt in full with the proceeds to us from this offering. The following table reflects the current principal amount of the debt owed to each indicated holder and the interest we paid to them, directly or indirectly, as of September 30, 2004. See "Principal and Selling Stockholders" for information regarding the stock ownership and participation in this offering of the following holders of this debt.

		Interest Paid on Notes During
		Year Ended December 31,
Holder of Note	Principal Amount of Note				Nine Months Ended September 30, 2004
		2001	2002	2003
Susan Phifer Johnson Revocable Trust dated July 17, 2001 (1)	$1,167,583	$34,572	$96,325	$151,786	$113,943
AAI/GDJ, III Trust dated 4/21/98 (2)	$2,358,754	$69,842	$194,597	$306,638	$230,189
AAI/SPJ Trust dated 4/21/98 (3)	$2,358,754	$69,842	$194,597	$306,638	$230,189
George Dean Johnson, Jr. (4)	$5,672,799	$167,969	$468,006	$737,463	$553,603
Columbia Investments II, LLC (5)	$7,000,000	—	—	$259,288	$683,123

(1)
Shares of our common stock held by this trust will be sold in this offering. Susan P. Johnson is the grantor of this trust and is the wife of George D. Johnson, Jr., the Chairman of our Board of Directors and our largest stockholder.
(2)
Shares of our common stock held by this trust will be sold in this offering. George D. Johnson, III, the son of Mr. Johnson, is the sole beneficiary of this trust.
(3)
Shares of our common stock held by this trust will be sold in this offering. Susanna P. Johnson, the daughter of Mr. Johnson, is the sole beneficiary of this trust.
(4)
This debt is held by a corporation owned and controlled by Mr. Johnson.
(5)
Columbia Investments II, LLC is controlled by Dean L. Buntrock, one of our former directors. The owners of Columbia Investments II, LLC include Dean L. Buntrock, his wife Rosemarie Buntrock, his brother Clayton Buntrock and his daughter Charley Buntrock Zeches, each of whom is a selling stockholder in this offering.

        In May 2001, we prepaid a portion of the National Cash Advance subordinated debt and a portion of the notes payable to stockholders. The following table reflects the principal amount repaid to each indicated holder of this debt and the interest we paid to them, directly or indirectly.

Former Noteholder	Principal Repaid	Interest Paid on Notes for the Year Ended December 31, 2001
National Cash Advance Subordinated Debt
Brenda B. McKenzie (1)	$2,364,150	$738,242
McKenzie Family Partnership, L.P. (2)	$197,475	$61,665
McKenzie Family Partnership No. 2, L.P. (2)	$977,952	$305,380
Ashley E. McKenzie Family Trust dtd 10/30/97 (3)	$375,214	$117,166
Trust U/A Steve A. McKenzie
f/b/o Ashley E. McKenzie dtd 12/23/93 (3)	$229,642	$71,709
Steve A. McKenzie, Jr. Family Trust
dtd 10/30/97 (4)	$375,214	$117,166
Trust U/A Steve A. McKenzie
f/b/o Steve A. McKenzie, Jr. dtd 12/23/93	$229,642	$71,709

Notes Payable to Stockholders
Columbia Investments, LLC (5)	$4,904,269	$992,611
Beach Wheats Limited Partnership (6)	$3,923,415	$794,088
Stewart H. Johnson (7)	$980,853	$198,522
Laurel Investment Partners, LLC (8)	$135,027	$24,484
SBS Investments, LLC (9)	$3,973,279	$885,770

(1)
Brenda B. McKenzie is one of our former directors and is a selling stockholder in this offering.
(2)
The owners of this partnership include Ms. McKenzie, her now former husband Steve A. McKenzie, and certain trusts for the benefit of Ashley E. McKenzie and Steve A. McKenzie, Jr.
(3)
Ashley E. McKenzie, the daughter of Ms. McKenzie, is the sole beneficiary of this trust. Shares of our common stock held by this trust will be sold in this offering.
(4)
Steve A. McKenzie, Jr., the son of Ms. McKenzie, is the sole beneficiary of this trust. Shares of our common stock held by this trust will be sold in this offering.
(5)
Columbia Investments, LLC was controlled by Dean L. Buntrock, one of our former directors. The owners of Columbia Investments, LLC included Dean L. Buntrock, his wife Rosemarie Buntrock, his brother Clayton Buntrock, his daughter Charley Buntrock Zeches, his daughter Margot Weinstein and his brother-in-law John P. Nuzzo, each of whom is a selling stockholder in this offering.
(6)
Beach Wheats Limited Partnership was controlled by William M. Webster, IV, our Chief Executive Officer, and was owned, directly or indirectly, by Mr. Webster and members of his immediate family, each of whom is a selling stockholder in this offering.
(7)
Stewart H. Johnson is the brother of George D. Johnson, Jr.
(8)
John T. Egeland, our President, was a member of Laurel Investment Partners, LLC.
(9)
The owners of SBS Investments, LLC included Brenda B. McKenzie.

        Stock repurchase subordinated debt.    In January 2002, we issued $16.7 million aggregate principal amount of our stock repurchase subordinated debt to Brenda B. McKenzie and her former husband Steve A. McKenzie, the founders of the National Cash Advance group of affiliated companies, in connection with our repurchase from them of some of our common stock issued as part of the consideration for our acquisition of the National Cash Advance group of affiliated companies. Steve A. McKenzie is also one of our former directors. In connection with this stock repurchase, Steve A. McKenzie resigned as a director and no longer owns any shares of our common stock. This debt is unsecured and is subordinate to our revolving credit facility. Of the $16.7 million aggregate principal amount of the stock repurchase subordinated debt currently owed to Brenda and Steve Mckenzie, $13.9 million aggregate principal amount of this debt matures on October 15, 2007 and bears interest at an annual rate of 13%. The remaining $2.8 million aggregate principal amount of this debt is payable upon settlement of certain liabilities retained by the sellers of the National Cash Advance group of affiliated companies and bears interest at an annual rate of 13%. Interest paid on this debt was approximately $1.2 million in 2002, $2.2 million in 2003 and $1.6 million in the first nine months of 2004. We expect to repay this debt in full with the proceeds to us from this offering.

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 250,000,000 shares of common stock, par value $.01 per share, and 25,000,000 shares of preferred stock, par value $.01 per share. As of December 14, 2004, 68,666,661 shares of our common stock were outstanding, after giving effect to (i) a 500,000-for-1 split of our common stock, by means of a stock dividend, effected on August 11, 2004, and (ii) a 0.908439145-for-1 reverse split of our common stock, effected on November 23, 2004.

        The following summary of the terms and provisions of our capital stock does not purport to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation, which we refer to as our certificate of incorporation, and our amended and restated bylaws, which we refer to as our bylaws, copies of which will have been filed as exhibits to the registration statement of which this prospectus forms a part, and to the General Corporation Law of the State of Delaware and any other applicable law.

Common Stock

        Voting rights.    Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders. Except as otherwise required by law, holders of our common stock will have the exclusive right to vote on these matters, including the election of directors. At all meetings of stockholders, except as otherwise required by law or by our certificate of incorporation, all matters will be determined by the affirmative vote of the majority of shares present in person or by proxy and entitled to vote on the subject matter. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

        Our board of directors may approve for issuance, without approval of the holders of common stock, preferred stock that has voting, dividend or liquidation rights superior to that of our common stock and which may adversely affect the rights of holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in our control.

        Dividends.    Subject to the rights of holders of preferred stock that may be issued, the holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. Our board of directors currently intends to authorize the payment of dividends to holders of our common stock. See "Dividend Policy."

        Liquidation rights.    In the event of our dissolution, liquidation or winding-up, whether voluntary or involuntary, holders of our common stock will be entitled to receive our assets available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holder of preferred stock then outstanding, proportionate to their pro rata ownership of the outstanding shares of common stock.

        Other rights.    Holders of our common stock do not have any preemptive rights. There are no conversion, sinking fund, redemption or subscription provisions with respect to our common stock.

Preferred Stock

        Our certificate of incorporation authorizes our board of directors to issue preferred stock in classes or series, and to establish the designations, preferences, qualifications, limitations or restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

        The following is a summary of certain provisions of the General Corporation Law of the State of Delaware and our certificate of incorporation and bylaws that may have the effect of discouraging, delaying or preventing a takeover, including those that might result in a premium being paid over the market price of our common stock or a change in control.

  Authorized but Unissued Shares

        The authorized but unissued shares of our common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

  Blank Check Preferred Stock

        Our board of directors has the authority to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control or takeover.

  Director Vacancies

        Pursuant to our bylaws, vacancies in our board of directors may be filled only by the affirmative vote of a majority of the directors then in office.

  Stockholder Meetings

        Under our certificate of incorporation and our bylaws, only the board of directors, the chairman of the board of directors, the chief executive officer and the president may call special meetings of stockholders.

  Requirements for Advance Notification of Stockholder Proposals and Director Nominations

        Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These provisions may limit the ability of stockholders to bring matters before an annual meeting of stockholders or to make nominations for directors at an annual meeting of stockholders.

  No Action by Written Consent

        Under our certificate of incorporation, stockholders may only take action at an annual or special meeting of stockholders and may not act by written consent alone.

  Supermajority Provisions

        The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority in voting power of the outstanding shares entitled to vote is required to amend a corporation's certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation provides that the following provisions in the certificate of incorporation may be amended only by a vote of 80% of all the outstanding shares of our capital stock entitled to vote:

  •
  the provisions prohibiting stockholders from calling special meetings of stockholders and from taking action by written consent;

  •
  the provisions granting authority to our board of directors to amend or repeal our bylaws without a stockholder vote, as described in more detail in the next succeeding paragraph; and

  •
  the supermajority voting requirements listed above.

        In addition, our certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote.

        Our certificate of incorporation provides that our bylaws may be amended by stockholders representing no less than 80% of the voting power of all the outstanding shares of our capital stock entitled to vote.

  Delaware Business Combination Statute

        We are subject to Section 203 of the General Corporation Law of the State of Delaware. Section 203 prohibits a Delaware corporation from engaging in a business combination with an interested stockholder for a three-year period following the time the stockholder became an interested stockholder, unless one of the following occurs:

  •
  before such time, the corporation's board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's outstanding stock; or

  •
  at or subsequent to such time, the business combination is approved by the corporation's board of directors and is authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the corporation's outstanding voting stock, which the interested stockholder does not own.

For purposes of Section 203, an "interested stockholder" is a person who directly or indirectly owns 15% or more of the corporation's outstanding voting stock, and a "business combination" includes a merger, asset sale or other transaction which results in a financial benefit to the interested stockholder.

        Section 203 may make it more difficult for an interested stockholder to effect various business combinations with us for a period of three years after the stockholder becomes an interested stockholder. Although our stockholders have the right to exclude us from the restrictions imposed by Section 203, they have not done so as of October 15, 2004.

Redemption of Shares Held by Disqualified Holders

        Federal and state laws and regulations applicable to providers of payday cash advance services may now or in the future restrict direct or indirect ownership or control of providers of payday cash advance services by disqualified persons (such as convicted felons). Our certificate of incorporation provides that we may redeem shares of our common stock to the extent deemed necessary or advisable, in the sole judgment of our board of directors, to prevent the loss of, or to secure the reinstatement or renewal of, any license or permit from any governmental agency held by us to conduct any portion of our business, which license or permit is conditioned upon some or all of the holders of our common stock possessing prescribed qualifications or not possessing prescribed disqualifications. The redemption price will be the average closing sale price per share of our common stock during the 20 trading day period ending on the second business day preceding the redemption date fixed by our board of directors. At the discretion of our board of directors, the redemption price may be paid in cash, debt or equity securities or a combination of cash and debt or equity securities.

State Change in Control Statutes

        Many of our subsidiaries are licensed by, and subject to, the regulatory and supervisory jurisdiction of the states where they do business. Under change in control statutes of some of these states, any person, acting alone or with others, who is seeking to acquire, directly or indirectly, 5% or more of our outstanding common stock may need to be approved by the authorities within those states. As a result, prospective investors who intend to acquire a substantial portion of our common stock may need to be aware of and to comply with those state requirements, to the extent applicable.

Limitations on Liability and Indemnification of Directors and Officers

        Our certificate of incorporation provides that our directors will not be personally liable to us or to our stockholders for monetary damages for breach of a fiduciary duty as a director, except if the director:

  •
  has liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock;

  •
  breached the director's duty of loyalty to us or to our stockholders;

  •
  did not act, or failed to act, in good faith;

  •
  acted, or failed to act, in a manner involving intentional misconduct or a knowing violation of law; or

  •
  derived an improper personal benefit.

        Our certificate of incorporation and bylaws allow us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

        We may enter into indemnification agreements with our directors and executive officers. These provisions and agreements may have the practical effect in some cases of eliminating our stockholders' ability to collect monetary damages from our directors and executive officers.

Stockholders Agreement

        We and our current stockholders are parties to a stockholders agreement that will terminate immediately prior to the consummation of this offering. This agreement governs such matters as nominations to our board of directors, corporate governance issues, the transfer of shares of our common stock, registration rights and our status as an S corporation. The selling stockholders are offering their common stock in this offering pursuant to the registration rights provisions of the stockholders agreement.

Listing

        Our common stock has been approved for listing on the NYSE under the symbol "AEA."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be National City Bank whose principal executive office is located at 1900 East Ninth Street, Cleveland, Ohio 44114.

DESCRIPTION OF SENIOR BANK DEBT, OTHER LONG-TERM DEBT OBLIGATIONS AND MORTGAGE PAYABLE

        This summary highlights the principal terms of our outstanding indebtedness.

Revolving Credit Facility

  Structure

        On July 16, 2004, we amended and restated our revolving credit facility to provide for a $265.0 million revolving line of credit, including the ability to issue up to $20.0 million in letters of credit. We have the option to increase the revolving credit facility by an additional $10.0 million upon our satisfaction of certain conditions.

        As of September 30, 2004, we had approximately $160.3 million of borrowings outstanding on our revolving credit facility and approximately $5.4 million of letters of credit outstanding, leaving approximately $99.3 million available for future borrowings. We intend to use approximately $112.2 million of the net proceeds to us from this offering to repay borrowings under the revolving credit facility, with any net proceeds to us in excess of $180.6 million used to repay additional borrowings under the revolving credit facility. As of September 30, 2004, after giving pro forma effect to (1) $15.4 million of additional borrowings under this facility to repay subordinated debt that matured on October 15, 2004 and (2) the repayment of approximately $112.2 million of borrowings under this facility with proceeds that we receive from this offering, approximately $196.1 million would have been available for future borrowings under this facility. Any portion of our revolving credit facility that is repaid may be borrowed again in the future.

  Guarantee and Security

        Our obligations under the revolving credit facility are guaranteed by each of our subsidiaries. Our borrowings under the revolving credit facility are secured by substantially all of our assets and the assets of all of our subsidiaries. In addition, our borrowings under the revolving credit facility are secured by a pledge of all of the capital stock, or similar equity interests, of all of our subsidiaries.

  Interest Rate

        In general, our borrowings under the revolving credit facility bear interest, at our option, at either a base rate plus an applicable margin, or a LIBOR rate plus an applicable margin. The base rate equals the greater of (i) the prime rate announced by Bank of America, the administrative agent under the revolving credit facility, and (ii) the sum of the federal funds rate plus 0.50%. The applicable margin is determined each quarter by a pricing grid based on our senior leverage ratio of our consolidated senior debt to consolidated EBITDA. The base rate applicable margin ranges from 0.75% to 1.50% based upon our senior leverage ratio. The LIBOR-based applicable margin ranges from 2.50% to 3.25% based upon our senior leverage ratio. As of September 30, 2004, the applicable margin for the prime-based rate was 1.25% and the applicable margin for the LIBOR-based rate was 3.00%.

  Maturity

        The revolving credit facility matures on July 16, 2009. The revolving credit facility may be extended with permission of all of the lenders under the revolving credit facility for an additional period of one year if we request the extension prior to June 16, 2005.

  Commitment Fee

        We are obligated to pay a commitment fee on the unused portion of the revolving credit facility equal to 0.50% per year.

  Covenants

        The revolving credit facility contains financial conditions that require us to satisfy, on a consolidated basis, specified quarterly tests, including:

  •
  a minimum consolidated net worth not less than the sum of (i) $40 million plus (ii) at the end of our fiscal quarter ended June 30, 2004 and each fiscal quarter ending thereafter, an amount (but not less than zero) equal to 75% of the difference between (a) consolidated net income for such fiscal quarter and (b) equity payments (other than the permitted equity payments as defined in the agreement) paid during such fiscal quarter, such increases to be cumulative, plus (iii) an amount equal to 100% of net cash proceeds from an equity transaction occurring after July 16, 2004 (after payment of all transaction costs, including expenses and commissions);

  •
  a maximum senior leverage ratio not greater than 2.0:1.0;

  •
  a minimum fixed charge coverage ratio not less than 1.25:1.0; and

  •
  a maximum charge-off percentage of accounts receivable outstanding not to exceed 4.50%.

        The revolving credit facility contains a number of negative covenants that, among other things, restrict our ability, and the ability of our subsidiaries, under certain circumstances to:

  •
  incur additional debt;

  •
  create liens;

  •
  enter into certain mergers or consolidations;

  •
  acquire or dispose of assets;

  •
  make investments;

  •
  change our fiscal year (other than to a fiscal year ending December 31 of each year in connection with this offering), legal name or state of formation;

  •
  pay dividends or make other payments;

  •
  enter into certain sale leaseback transactions;

  •
  enter into agreements which restrict our ability to place liens upon our assets;

  •
  own any foreign subsidiaries; and

  •
  issue our stock in an initial public offering unless we receive enough net proceeds to prepay our subordinated debt.

        The revolving credit facility contains a number affirmative covenants that, among other things, require us to:

  •
  deliver financial and other information to our lenders;

  •
  maintain our corporate existence;

  •
  comply with laws;

  •
  maintain our properties and insurance; and

  •
  prepay our subordinated debt with the net proceeds of this offering.

        The revolving credit facility limits the amount of dividends that we may pay in any quarter as follows:

  •
  if the ratio of our consolidated senior funded debt (as defined in the credit agreement) to our consolidated EBITDA (as defined in the credit agreement) for the four prior quarters, giving pro forma effect to such dividend and any related debt as if they had been made or incurred at the beginning of such four quarters, does not exceed 1.25 to 1.0, then we may pay up to 75% of our consolidated net income (as defined in the credit agreement) for the most recent quarter as dividends;

  •
  if this ratio exceeds 1.25 to 1.0, but does not exceed 2.0 to 1.0, then we may pay up to 50% of our consolidated net income for the most recent quarter as dividends; or

  •
  if this ratio exceeds 2.0 to 1.0, then we may not pay any dividends.

  Events of Default

        Our credit facility contains customary events of default, including defaults based on:

  •
  nonpayment of principal, interest, or fees when due;

  •
  material inaccuracy of representations and warranties;

  •
  breach of covenants;

  •
  the subsidiary guarantees ceasing to be in full force and effect;

  •
  a bankruptcy or insolvency happening to us or one of our subsidiary guarantors;

  •
  a default occurring under a contract with a third party pursuant to which we borrow in excess of $1.0 million;

  •
  court judgments in excess of $1.0 million in the aggregate being entered against us and our failing to pay or discharge such judgment within 30 days;

  •
  certain material negative events with respect to our retirement plans;

  •
  certain changes to our subordination agreements; or

  •
  a change of control.

        Upon the occurrence of an event of default, the lenders have the ability to accelerate all amounts then outstanding under our revolving credit facility and to foreclose on our collateral.

  Change in Control

        Subsequent to this offering, the change in control provisions in our revolving credit facility makes it an event of default if:

  •
  any person or group (other than George D. Johnson, Jr., William M. Webster, IV, Stewart H. Johnson, Dean L. Buntrock and entities controlled by any of them or any of their family members) becomes the beneficial owner, directly or indirectly, of more than 35% of our voting stock on a fully diluted basis; or

  •
  during any 24-month period, a majority of our board of directors cease to be made up of individuals who were members of our board of directors on the first day of such 24-month period (subject to limited exceptions).

Long-Term Debt Obligations

        The following long-term debt obligations will be retired in full with the net proceeds we receive from this offering.

        National Cash Advance subordinated debt.    In October 1999, we issued $53.8 million aggregate principal amount of subordinated debt in connection with our acquisition of the National Cash Advance group of affiliated companies. In May 2001, we repaid $11.6 million aggregate principal amount of this debt, and in October 2004, we repaid an additional $11.6 million aggregate principal amount of this debt. This debt is unsecured and is subordinate to our revolving credit facility. The remaining $30.7 million aggregate principal amount of this debt matures on October 15, 2007 and bears interest at an annual interest rate of 13%. The net proceeds we receive from this offering will be used to pay back all of the National Cash Advance subordinated debt.

        Stock repurchase subordinated debt.    In December 2000, we issued $2.5 million aggregate principal amount of subordinated debt to a former employee in connection with our repurchase from him of some of our common stock issued as part of our acquisition of the National Cash Advance group of affiliated companies. In January 2002, we issued $16.7 million aggregate principal amount of subordinated debt to the founders of the National Cash Advance group of affiliated companies in connection with our repurchase from them of some of our common stock issued as part of our acquisition of the National Cash Advance group of affiliated companies. Further, in September 2001, in connection with our conversion to a Subchapter S corporation, we issued $3.8 million aggregate principal amount of subordinated debt to repurchase some of our common stock issued as part of our acquisition of the National Cash Advance group of affiliated companies, which debt was repaid at maturity in October 2004. All of the stock repurchase subordinated debt is unsecured and is subordinate to our revolving credit facility. Of the $19.2 million aggregate principal amount of currently outstanding stock repurchase subordinated debt, $16.4 million aggregate principal amount matures on October 15, 2007 and bears interest at an annual interest rate of 13%. The remaining $2.8 million aggregate principal amount is payable upon settlement of certain liabilities retained by the sellers of the National Cash Advance group of affiliated companies and bears interest at an annual rate of 13%. The net proceeds we receive from this offering will be used to retire all of the stock repurchase subordinated debt.

        Notes payable to stockholders.    On several occasions since our inception we issued notes to our stockholders, which had an aggregate principal amount of $18.5 million as of September 30, 2004. These notes are unsecured and are subordinate to our revolving credit facility and to the National Cash Advance subordinated debt. These notes mature on October 15, 2007 and bear interest at an annual interest rate of 13%. The net proceeds we receive from this offering will be used to retire all of the notes payable to stockholders.

Mortgage Payable

        Our corporate headquarters building was constructed and financed through a SPE in 2001, which is controlled and owned by our Chairman and certain of our stockholders. We have no ownership interest in the SPE; however, the SPE was consolidated under prior accounting literature and continues to be consolidated in accordance with FIN 46. The SPE owns our headquarters building and related land subject to a mortgage. The mortgage is payable to an insurance company and is secured by our corporate headquarters building and related land. The mortgage is payable in 180 monthly installments of approximately $66,400, including principal and interest, and bears interest at a fixed rate of 7.30% over its term. The mortgage matures on June 10, 2017. The carrying amount of our corporate headquarters building was approximately $6.2 million at December 31, 2002, $5.9 million at December 31, 2003, $6.0 million at September 30, 2003 and $5.7 million at September 30, 2004. See "Certain Relationships and Related Party Transactions."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock.

        Upon completion of this offering, we will have outstanding an aggregate of approximately 84,026,712 shares of our common stock. Of these shares, 82,999,994 shares, including the 14,333,333 shares of common stock sold in this offering, will be freely tradable without restriction or further registration under the Securities Act unless the shares are held by any of our "affiliates," as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Shares held by our affiliates may only be sold in the absence of registration under the Securities Act pursuant to an exemption from registration, including in accordance with the safe harbor rule for secondary distributions provided by Rule 144. The remaining 1,026,718 shares (based on the assumed initial public offering price of our common stock of $14.00 per share, being the midpoint of the price range set forth on the cover of this prospectus) of our outstanding common stock, which we expect to issue in connection with our acquisition of certain aircraft that we use and the entity that owns our headquarters building and in connection with the 2004 Omnibus Stock Plan to certain of our directors, officers and employees, will be "restricted securities" within the meaning of Rule 144.

Rule 144

        In general, under Rule 144 as currently in effect, a person who owns shares of our common stock that are restricted securities and that were acquired from us or any of our affiliates at least one year prior to the proposed sale is entitled to sell, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding; or

  •
  the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions, certain notice requirements and the availability of current public information about us.

        Our affiliates must comply with all the provisions of Rule 144 other than the one-year holding period requirement in order to sell shares of our common stock that are not restricted securities (such as shares acquired by our affiliates either in this offering or through purchases in the open market following this offering).

Rule 144(k)

        Under Rule 144(k), a person who has not been our affiliate at any time during the three months preceding a sale is entitled to sell restricted securities without regard to the public information, volume limitation, manner of sale and notice provisions of Rule 144, provided that at least two years have elapsed since the later of the date the shares were acquired from us or any of our affiliates.

Lock-Up Arrangements

        We, each of our directors and senior officers and each of the selling stockholders have agreed that, subject to limited exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (iii) enter in any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock. This 180-day period may be extended if (i) during the last 17 days of the 180-day period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. Morgan Stanley & Co. Incorporated may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the lock-up agreements, Morgan Stanley & Co. Incorporated will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Up to 7% of the shares of our common stock for sale in this offering are reserved for purchase by persons designated by us through a directed share program.

Stock Plans

        Prior to or after the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our 2004 Omnibus Stock Plan. Any such registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions, lock-up restrictions or other selling restrictions.

Registration Rights

        Upon consummation of this offering, certain of our existing stockholders will enter into a registration rights agreement with us. Pursuant to that registration rights agreement, and after the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, these stockholders may demand that we register under the Securities Act for resale all or a portion of the approximately 35,804,730 shares of our common stock held by the stockholders who are a party to that agreement. The holders of a majority of the shares subject to registration rights under the registration rights agreement may select the managing underwriters, subject to our approval, for any offering in which we do not participate. Pursuant to the registration rights agreement, we are required to pay all registration expenses required to register the shares of these stockholders, subject to certain limitations. Registration of the sale of these shares of our common stock would facilitate their sale into the market. If, upon expiration of the 180-day lock-up period, any of the existing stockholders sell a large number of shares, the market price of our common stock could decline.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

        The following summary of the taxation of our stockholders is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase shares of common stock. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

        The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock as of the date hereof. As used in this discussion, the term "U.S. holder" means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States, other than a partnership treated as a foreign person under U.S. Treasury regulations;

  •
  an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

        As used herein, a "non-U.S. holder" of our common stock means a beneficial owner (other than a partnership) that is not a U.S. holder.

        An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the current calendar year and the two immediately preceding calendar years. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

        This discussion does not consider:

  •
  U.S. state and local or non-U.S. tax consequences;

  •
  specific facts and circumstances that may be relevant to a particular holder's tax position, including, if the holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

  •
  the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

  •
  special tax rules that may apply to particular holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities;

  •
  special tax rules that may apply to a holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment; or

  •
  the tax consequences to U.S. holders of our common stock whose "functional currency" is not the U.S. dollar.

        The following discussion is based on provisions of the Internal Revenue Code (the "Code"), applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following discussion also assumes that a holder holds our common stock as a capital asset.

        EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

U.S. Holders

  Dividends

        We intend to pay quarterly cash dividends on our common stock. See "Dividend Policy". The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our subsidiaries' payment of dividends to us, our results of operations and cash flows, our financial position and capital requirements, general business conditions, any legal, tax, regulatory and contractual restrictions on the payment of dividends, and any other factors our board of directors deems relevant.

        In the event that we do pay dividends, the gross amount of dividends paid on our common stock will be treated as dividend income for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent that the amount of any dividend exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted tax basis of the common stock (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by a holder on a subsequent disposition of the common stock), and the balance in excess of adjusted tax basis will be taxed as capital gain recognized on a sale or exchange. See "—Gain or Loss on Disposition of Common Stock."

        With respect to a U.S. Holder who is an individual, dividends received by such holder prior to January 1, 2009 generally will be subject to reduced rates of taxation. However, individuals that fail to satisfy a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. Furthermore, if you are a corporation, you may be entitled, subject to holding period and other requirements, to the dividends-received deduction under the Code. Prospective purchasers should consult their tax advisors regarding eligibility for reduced rates on dividends and the dividends-received deduction.

  Gain or Loss on Disposition of Common Stock

        A U.S. holder will recognize gain or loss on a sale or other disposition of our common stock equal to the difference between the amount realized upon the disposition and such holder's adjusted tax basis in the common stock. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitation.

Non-U.S. Holders

  Dividends

        We intend to pay quarterly cash dividends on our common stock. See "Dividend Policy." In the event that we pay dividends on our common stock, we will have to withhold U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and we have received proper certification of the application of such income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder.

        Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment in the United States are not subject to the U.S. federal withholding tax, but are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Gain on Disposal of Common Stock

        A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

  •
  the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions (though any such person will generally be treated as a resident of the United States);

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or, in some instances if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

        We have determined that we are not, and we believe we will not become, a U.S. real property holding corporation.

        Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the United States for 183 days or more during the year of disposition are taxed on their gains (including gains from sale of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the same manner in which citizens or residents of the United States would be taxed.

Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. U.S. federal legislation enacted in the spring of 2001 provides for reductions in the U.S. federal estate tax through 2009 and the elimination of the tax entirely in 2010. Under the legislation, the U.S. federal estate tax would be fully reinstated, as in effect prior to the reductions, in 2011. On June 18, 2003, the House of Representatives passed a bill that would permanently extend the estate tax repeal after it expires in 2010 under the 2001 legislation. Such an extension is also contained in the Administration's Fiscal Year 2005 Revenue Proposals. No assurance can be given that the bill passed by the House of Representatives will be enacted in its present form.

Information Reporting and Backup Withholding

U.S. Holders

        In general, information reporting requirements will apply to dividends paid on our common stock or to the proceeds received on the sale or other disposition of our common stock by U.S. holders other than certain exempt recipients (such as corporations), and a backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service (IRS).

Non-U.S. Holders

        In general, backup withholding will not apply to dividends on our common stock made by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agents have actual knowledge that the holder is a U.S. holder. Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend.

        In general, backup withholding and information reporting will not apply to proceeds from the disposition of common stock paid to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agents have actual knowledge that the holder is a U.S. holder.

        Any amounts over-withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS.

        HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE INFORMATION REPORTING AND BACKUP WITHHOLDING RULES TO THEM.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement to be dated the date of the final prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Wachovia Capital Markets, LLC, Allen & Company LLC, Stephens Inc., Wells Fargo Securities, LLC, Ferris, Baker Watts, Incorporated, JMP Securities LLC and Thomas Weisel Partners LLC are acting as representatives, have each agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Wachovia Capital Markets, LLC
Allen & Company LLC
Stephens Inc.
Wells Fargo Securities, LLC
Ferris, Baker Watts, Incorporated
JMP Securities LLC
Thomas Weisel Partners LLC

Total	21,500,000

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                      a share under the initial public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time-to-time be varied by the representatives.

        The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 3,225,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $          , the total underwriting discounts and commissions would be $    , the total proceeds to us would be unaffected and the total proceeds to the selling stockholders would be $    .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 7 percent of the total number of shares offered by them.

        We, each of our directors and senior officers, and the selling stockholders have agreed that we and they will not, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, among other things, directly or indirectly:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

  •
  file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible or exchangeable for shares of common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demands for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

        The restrictions described in the immediately preceding paragraph do not apply to:

  •
  the sale of shares to the underwriters;

  •
  the issuance by us of shares of common stock in connection with our acquisition of certain aircraft that we use and the entity that owns our headquarters building provided that the recipient of the shares is under an obligation not to sell the shares during the 180-day period;

  •
  the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  •
  the issuance by us of shares or options to purchase shares of our common stock, or the repurchase by us of unvested shares upon termination of service of an employee, director, consultant or other service provider, pursuant to our 2004 Omnibus Stock Plan, provided that the recipient of the shares is under an obligation not to sell the shares during the 180-day period;

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that no transfers occur under such plan during the 180-day period;

  •
  transfers of shares as a gift or for no consideration, provided that each donee agrees to be subject to the restrictions described in the immediately preceding paragraph and no filing under Section 16 of the Exchange Act is required in connection with such transactions; or

  •
  gifts of $22.5 million of shares of common stock by the George Dean Johnson, Jr. Revocable Trust dated July 17, 2001 to two charitable organizations, which will be subject to the lock-up limitations described above for a 90-day period.

        Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day period we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the above restrictions shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        Our common stock has been approved for listing on the NYSE under the symbol "AEA."

        Some of the underwriters have provided investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Affiliates of Banc of America Securities LLC, Wachovia Capital Markets, LLC and Wells Fargo Securities, LLC are lenders and agents for our revolving credit facility and they have received customary compensation in this capacity.

        The underwriters, on the one hand, and we and the selling stockholders, on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        At our request, the underwriters have reserved up to 7 percent of the shares offered by this prospectus for sale at the initial public offering price to individuals designated by us. The number of shares of our common stock available for sale to the general public will be reduced to the extent these individuals purchase or confirm for purchase, orally or in writing, such reserved shares. Any reserved shares not purchased or confirmed for purchase will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Purchasers of more than 100 of these reserved shares will be required to agree with the underwriters not to sell, transfer, assign, pledge or hypothecate their shares for a period of 180 days after the date of this prospectus. This 180-day period may be extended if (i) during the last 17 days of the 180-day period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the representatives and may also be made available on the websites maintained by other underwriters and the representatives and other underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

        In connection with the listing of our common stock on the NYSE, the underwriters will undertake to sell round lots of 100 shares or more to no less than 2,000 beneficial owners and to sell these shares in a manner such that we will have not less than 1,100,000 publicly held shares of our common stock outstanding in the United States with an aggregate market value of not less than $60.0 million.

  Pricing of the Offering

        Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general; our sales, earnings and certain other financial and operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

        Certain legal matters with respect to the common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and Chambliss, Bahner & Stophel, P.C., Chattanooga, Tennessee, for the selling stockholders by Bell, Boyd & Lloyd LLC, Chicago, Illinois, and for the underwriters by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

        The consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 with respect to the common stock offered in this prospectus. This prospectus is part of the registration statement and does not contain all of the information in the registration statement and all of its exhibits and schedules. For further information about us and the common stock being offered by this prospectus, please see the complete registration statement. While we believe the summaries of agreements or other documents in this prospectus are accurate in all material respects, summaries by their nature are not complete descriptions. Please refer to the exhibits to the registration statement for complete copies of these documents. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and through the SEC's website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

        Upon consummation of this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC's public reference room in Washington, D.C. Our filings with the SEC are also available to the public through the SEC's website. After this offering, we expect to provide annual reports to our stockholders that include financial information reported on by our independent public accountants.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF ADVANCE AMERICA, CASH ADVANCE CENTERS, INC.

December 31, 2002 and 2003 and September 30, 2003 (unaudited) and 2004 (unaudited)

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Advance America, Cash Advance Centers, Inc.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Advance America, Cash Advance Centers, Inc. and its subsidiaries (collectively, the "Company") at December 31, 2002 and December 31, 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As described in Note 7, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002.

/s/  PricewaterhouseCoopers LLP

Spartanburg, South Carolina
August 11, 2004, except for Note 12, as to
which the date is August 26, 2004,
and for the first paragraph of Note 15,
as to which the date is November 23, 2004

Advance America, Cash Advance Centers, Inc.

Consolidated Balance Sheets
December 31, 2002 and 2003 and September 30, 2003 (unaudited) and 2004 (unaudited)

	December 31,		September 30,
	2002	2003	2003	2004
			(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$6,674,750	$10,483,611	$11,190,401	$8,135,967
Advances and fees receivable, net	116,940,854	138,203,667	123,925,127	151,393,027
Other current assets	8,100,788	3,119,108	3,785,258	3,429,575

Total current assets	131,716,392	151,806,386	138,900,786	162,958,569
Restricted cash	3,620,793	10,141,241	5,689,508	8,953,397
Property and equipment, net	44,653,230	51,473,743	48,753,163	60,208,521
Deferred income taxes	4,014,375	2,954,280	3,836,280	2,403,593
Goodwill, net	122,324,240	122,324,240	122,324,240	122,324,240
Other assets	10,126,278	9,342,782	10,321,162	16,122,537

Total assets	$316,455,308	$348,042,672	$329,825,139	$372,970,857

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$6,029,355	$6,938,395	$5,098,697	$9,541,732
Accrued liabilities	25,303,180	27,147,414	26,026,865	28,949,586
Income taxes payable	1,663,637	34,770	—	318,539
Accrual for excess bank losses	3,862,834	3,623,103	3,389,912	2,906,909
Current portion of long-term debt	287,033	308,682	303,122	325,987
Current portion of long-term debt with related parties	—	15,410,385	—	15,410,385

Total current liabilities	37,146,039	53,462,749	34,818,596	57,453,138
Long-term swap liability	497,396	—	—	—
Revolving credit facility	100,187,968	128,642,310	89,058,217	160,298,702
Long-term debt	6,827,220	6,518,798	6,598,019	6,272,296
Long-term debt with related parties	76,789,487	68,379,102	83,789,487	68,379,102

Total liabilities	221,448,110	257,002,959	214,264,319	292,403,238

Commitments and contingencies (Note 12)
Stockholders' equity
Preferred stock, par value $.01 per share, 25,000,000 shares authorized; no shares issued and outstanding	—	—	—	—
Common stock, par value $.01 per share, 250,000,000 shares authorized; 81,530,159 shares issued and 68,666,661 outstanding	815,302	815,302	815,302	815,302
Paid in capital	78,719,216	78,719,216	78,719,216	78,719,216
Retained earnings	54,545,772	49,228,213	73,749,320	38,756,119
Other comprehensive loss	(1,350,074)	—	—	—
Common stock in treasury (12,863,498 shares at cost)	(37,723,018)	(37,723,018)	(37,723,018)	(37,723,018)

Total stockholders' equity	95,007,198	91,039,713	115,560,820	80,567,619

Total liabilities and stockholders' equity	$316,455,308	$348,042,672	$329,825,139	$372,970,857

The accompanying notes are an integral part of these consolidated financial statements.

Advance America, Cash Advance Centers, Inc.

Consolidated Statements of Income

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended
September 30, 2003 (unaudited) and 2004 (unaudited)

	December 31,			September 30,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Revenues:
Fees and interest charged to customers	$307,893,845	$298,431,605	$362,261,853	$260,271,709	$311,408,354
Processing, marketing and servicing fees	66,665,909	113,894,389	127,272,427	91,831,695	99,090,562

Total revenues	374,559,754	412,325,994	489,534,280	352,103,404	410,498,916
Provision for doubtful accounts and agency bank losses	(55,977,715)	(54,841,555)	(64,681,328)	(40,331,650)	(59,116,658)

Net revenues	318,582,039	357,484,439	424,852,952	311,771,754	351,382,258

Center Expenses:
Salaries and related payroll costs	97,490,152	117,035,633	131,368,662	95,511,851	117,702,324
Occupancy costs	36,368,971	43,620,564	51,797,795	38,037,469	49,144,909
Center depreciation expense	8,618,938	10,416,026	11,603,316	8,684,983	10,150,027
Advertising expense	17,828,275	23,920,844	23,857,528	16,741,730	19,318,755
Other center expenses	32,519,598	35,078,208	41,299,622	30,394,077	34,148,734

Total center expenses	192,825,934	230,071,275	259,926,923	189,370,110	230,464,749

Center gross profit	125,756,105	127,413,164	164,926,029	122,401,644	120,917,509
Corporate and Other Expenses (Income):
General and administrative expenses	36,597,860	33,578,414	36,433,953	26,597,319	32,180,052
Corporate depreciation expense	2,255,954	2,796,410	3,432,637	2,454,523	2,974,589
Amortization expense	9,796,429	—	—	—	—
Options purchase expense	—	21,461,812	3,547,418	103,418	—
Lending bank contract termination expense	—	—	6,525,000	6,525,000	—
Interest expense	15,529,016	14,972,604	15,982,515	11,806,844	12,728,587
Interest income	(109,936)	(318,157)	(85,994)	(67,738)	(116,019)
Loss on disposal of property and equipment	1,631,700	738,873	990,178	843,799	467,174
Transaction related expense	—	—	—	—	1,591,631

Income before income taxes	60,055,082	54,183,208	98,100,322	74,138,479	71,091,495
Income tax expense	22,779,209	637,762	1,925,356	536,356	2,314,000

Net income	$37,275,873	$53,545,446	$96,174,966	$73,602,123	$68,777,495

Net income per common share
—basic	$.47	$.78	$1.40	$1.07	$1.00
—diluted	$.44	$.71	$1.40	$1.07	$1.00
Weighted average number of shares outstanding
Basic	79,797,318	69,041,915	68,666,661	68,666,661	68,666,661
Effect of dilutive option	4,107,960	5,896,234	119,851	179,744	—

Diluted	83,905,278	74,938,149	68,786,512	68,846,405	68,666,661

Pro Forma Data (unaudited):
Historical income before taxes	$60,055,082	$54,183,208	$98,100,322	$74,138,479	$71,091,495
Pro forma income tax expense	24,269,000	21,791,000	38,953,000	29,465,000	28,577,264

Net income adjusted for pro forma income tax expense	$35,786,082	$32,392,208	$59,147,322	$44,673,479	$42,514,231

Pro forma net income per common share
—basic			$0.86		$0.62
—diluted			$0.86		$0.62
Weighted average pro forma number of shares outstanding:
Basic			68,666,661		68,666,661
Effect of dilutive option			119,851		—

Diluted			68,786,512		68,666,661

The accompanying notes are an integral part of these consolidated financial statements.

Advance America, Cash Advance Centers, Inc.

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2004 (unaudited)

						Common Stock In Treasury
	Common Stock
			Paid-In Capital	Retained Earnings	Other Comprehensive Loss
	Shares	Par Value				Shares	Amount	Total
Balances, January 1, 2001	81,530,159	$815,302	$78,719,216	$3,715,448	$—	(1,024,765)	$(2,500,000)	$80,749,966
Purchase of treasury stock	—	—	—	—	—	(2,832,240)	(7,663,409)	(7,663,409)
Comprehensive income
Net income	—	—	—	37,275,873	—	—	—	37,275,873
Changes in fair value and amortization of interest rate swap	—	—	—	—	(1,664,519)	—	—	(1,664,519)

Total comprehensive income								35,611,354

Balances, December 31, 2001	81,530,159	815,302	78,719,216	40,991,321	(1,664,519)	(3,857,005)	(10,163,409)	108,697,911
Purchase of treasury stock	—	—	—	—	—	(9,006,493)	(27,559,609)	(27,559,609)
Dividends paid	—	—	—	(39,990,995)	—	—	—	(39,990,995)
Comprehensive income
Net income	—	—	—	53,545,446	—	—	—	53,545,446
Changes in fair value and amortization of interest rate swap	—	—	—	—	314,445	—	—	314,445

Total comprehensive income	—	—	—	—	—	—	—	53,859,891

Balances, December 31, 2002	81,530,159	815,302	78,719,216	54,545,772	(1,350,074)	(12,863,498)	(37,723,018)	95,007,198
Dividends paid	—	—	—	(101,492,525)	—	—	—	(101,492,525)
Comprehensive income
Net income	—	—	—	96,174,966	—	—	—	96,174,966
Changes in fair value and amortization of interest rate swap	—	—	—	—	1,350,074	—	—	1,350,074

Total comprehensive income	—	—	—	—	—	—	—	97,525,040

Balances, December 31, 2003	81,530,159	815,302	78,719,216	49,228,213	—	(12,863,498)	(37,723,018)	91,039,713
Dividends paid (unaudited)	—	—	—	(79,249,589)	—	—	—	(79,249,589)
Net income (unaudited)	—	—	—	68,777,495	—	—	—	68,777,495

Balances, September 30, 2004 (unaudited)	81,530,159	$815,302	$78,719,216	$38,756,119	$—	(12,863,498)	$(37,723,018)	$80,567,619

        The accompanying notes are an integral part of these consolidated financial statements.

Advance America, Cash Advance Centers, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2003 (unaudited) and 2004 (unaudited)

	December 31,			September 30,
	2001	2002	2003	2003	2004
				(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income	$37,275,873	$53,545,446	$96,174,966	$73,602,123	$68,777,495
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	10,874,892	13,212,436	15,035,953	11,139,507	13,124,616
Amortization	9,796,428	—	—	—	—
Non-cash interest expense	1,305,056	1,635,611	1,065,198	849,222	654,157
Provision for doubtful accounts and agency bank losses	55,977,715	54,841,555	64,681,328	40,331,650	59,116,658
Deferred income taxes	1,666,039	(1,851,972)	1,060,095	178,095	550,687
Loss on disposal of property and equipment	1,631,700	738,873	990,178	1,212,694	499,250
Changes in operating assets and liabilities
Restricted cash	552,593	(3,286,420)	(6,520,448)	(2,068,715)	1,187,844
Other current assets	40,270	(5,611,926)	4,381,678	4,315,530	(310,467)
Other assets	(256,855)	(2,950,856)	(1,861,949)	(2,642,533)	(4,379,418)
Accounts payables	1,018,510	1,576,791	909,040	(930,658)	2,603,337
Accrued liabilities	(1,588,660)	10,689,159	1,244,413	1,576,363	1,802,172
Income taxes payable	1,766,767	(2,170,350)	(1,628,867)	(1,663,637)	283,769
Accrual for excess bank losses	(300,000)	3,162,834	(239,731)	(472,922)	(716,194)

Net cash provided by operating activities	119,760,328	123,531,181	175,291,854	125,426,719	143,193,906

Cash flows from investing activities
Changes in advances and fees receivable, net	(36,786,791)	(78,067,810)	(85,944,140)	(47,915,923)	(72,306,016)
(Issuance of) proceeds from note receivable	(3,000,000)	600,000	2,400,000	2,400,000	—
Proceeds from sale of property and equipment	89,594	69,531	42,621	30,736	17,512
Purchases of property and equipment	(20,185,746)	(11,274,610)	(21,436,764)	(16,482,870)	(22,376,158)

Net cash used in investing activities	(59,882,943)	(88,672,889)	(104,938,283)	(61,968,057)	(94,664,662)

Cash flows from financing activities
Proceeds from term loan	28,750,000	—	—	—	—
Payments on term loan	(26,250,000)	(75,000,000)	—	—	—
Proceeds from (payments on) revolving credit facility, net	(32,363,924)	80,867,706	28,454,342	(11,129,556)	31,656,590
Proceeds from mortgage payable	4,935,127	921,111	—	—	—
Payments on mortgage payable	—	(135,747)	(286,773)	(213,307)	(229,395)
Payment of dividends
Stockholder tax	—	(29,990,995)	(37,466,178)	(28,520,658)	(22,153,733)
Other distributions	—	(10,000,000)	(64,026,347)	(25,877,911)	(57,095,852)
Purchase of treasury stock	(3,831,705)	(10,901,825)	—	—	—
Payments on capital lease obligations	(191,567)	(62,276)	—	—	—
Payments of financing costs	(1,733,186)	(1,933,078)	(219,754)	(201,579)	(3,054,498)
Proceeds from notes payable to stockholders	933,349	—	7,000,000	7,000,000	—
Payments on notes payable to stockholders	(18,085,844)	—	—	—	—
Payments on National Cash Advance subordinated debt	(11,557,890)	—	—	—	—

Net cash used in financing activities	(59,395,640)	(46,235,104)	(66,544,710)	(58,943,011)	(50,876,888)

Net increase (decrease) in cash and cash equivalents	481,745	(11,376,812)	3,808,861	4,515,651	(2,347,644)
Cash and cash equivalents, beginning of year	17,569,817	18,051,562	6,674,750	6,674,750	10,483,611

Cash and cash equivalents, end of year	$18,051,562	$6,674,750	$10,483,611	$11,190,401	$8,135,967

The accompanying notes are an integral part of these consolidated financial statements.

Advance America, Cash Advance Centers, Inc.

Consolidated Statements of Cash Flows (Continued)

Years Ended December 31, 2001, 2002 and 2003 and Nine Months Ended September 30, 2003 (unaudited) and 2004 (unaudited)

	December 31,			September 30,
	2001	2002	2003	2003	2004
				(Unaudited)	(Unaudited)
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest, net of amount capitalized	$15,558,100	$12,531,028	$15,217,362	$11,318,479	$12,247,999
Income taxes	19,346,403	4,660,083	2,494,127	3,132,039	1,472,939
Supplemental schedule of noncash investing and financing activity:
Issuance of note payable related to purchase of treasury stock	3,831,704	16,657,784	—	—	—
Property and equipment purchases included in accounts payable and accrued expenses	38,955	806,990	1,452,498	1,072,045	1,495,016

The accompanying notes are an integral part of these consolidated financial statements.

Advance America, Cash Advance Centers, Inc.

Notes to Consolidated Financial Statements

December 31, 2002 and 2003, September 30, 2003 (unaudited) and September 30, 2004 (unaudited)

1.    Description of Business and Significant Accounting Policies

Basis of Presentation, Principles of Consolidation and Description of Business

        The accompanying consolidated financial statements include the accounts of Advance America, Cash Advance Centers, Inc. (AACACI), its wholly owned subsidiaries (collectively, the Company) and the one consolidated special purpose entity related to its corporate headquarters. All significant intercompany balances and transactions have been eliminated. Minority interest in consolidated variable interest entity represents equity that other investors have contributed to the one special purpose entity. Minority interest is adjusted for income and losses allocable to the owners of the special purpose entity. As the cumulative distributions of the special purpose entity exceed its cumulative net income, the excess distributions are recorded in the Company's consolidated financial statements.

        At September 30, 2004, the Company operated 2,290 payday cash advance centers throughout the United States under the brand names Advance America (Advance America) and National Cash Advance (National Cash). In each state, separate wholly owned subsidiaries own the locations operating as Advance America and as National Cash. In most states in which the Company conducts business it makes payday cash advances directly to customers (which is referred to as the standard business model). In other states in which the Company conducts business it acts as processing, marketing and servicing agent through its payday cash advance centers for Federal Deposit Insurance Corporation (FDIC) insured, state-chartered banks that make payday cash advances to their customers pursuant to the authority of federal interstate banking laws, regulations and guidelines (which is referred to as the agency business model). The banks through which the Company acts as agent are referred to as the lending banks. As of September 30, 2004, the Company was making payday cash advances directly to customers under the standard business model in 1,760 payday cash advance centers in 29 states and serving as agent for the lending banks under the agency business model in 530 payday cash advance centers located in Arkansas, Michigan, North Carolina, Pennsylvania and Texas.

        Payday cash advances are small-denomination, short-term, unsecured cash advances that are typically due on the customers' next payday. In order for a new customer to be approved for a payday cash advance, a customer is required to have valid identification, a bank account, and a regular source of income (e.g., a job). At the inception of a payday cash advance transaction, the Company or the lending bank enters into an agreement with the customer governing the terms of the payday cash advance transaction. Typically, the agreement requires that the customer repay the payday cash advance in full on or before a specified due date, which is typically the customer's next payday. The customer then writes a personal check for the amount of the payday cash advance plus applicable charges for fees and/or interest in exchange for cash or a check drawn on the Company's or the lending bank's account. The agreement with the customer obligates the Company or the lending bank to defer the presentment or deposit of the customer's personal check until the due date of the payday cash advance. At the specified due date, which is typically two weeks after the date of the payday cash advance, the customer is required to pay off the payday cash advance in full, which is usually accomplished by the customer returning to the payday cash advance center with cash. Upon a repayment in full, the customer's personal check is returned to the customer. If the customer does not repay the outstanding payday cash advance in full on or before the due date, the payday cash advance center will seek to collect from the customer directly and may deposit the customer's personal check.

Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less. The carrying amount of cash and cash equivalents is the estimated fair value at December 31, 2002 and 2003 as well as at September 30, 2003 (unaudited) and September 30, 2004 (unaudited). The Company invests excess funds in certificates of deposit and short-term money market depository accounts. Deposits in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation. Funds are also invested in overnight sweep accounts with commercial banks, which in turn invest these funds in short-term, interest-bearing reverse repurchase agreements. Due to the short-term nature of these investments, the Company does not take possession of the securities, which are instead held by the financial institution. The market value of the securities held pursuant to these arrangements approximates the carrying amount.

Restricted Cash

        Restricted cash includes cash in certain money market accounts and certificates of deposit. Restricted cash is restricted due to certain states' liquidity requirements.

Revenue Recognition and Advances and Fees Receivable

        Revenues on payday cash advances can be characterized as fees and/or interest depending upon various state laws. Revenue is recognized on payday cash advances made by the Company under the standard business model on a constant-yield basis ratably over the term of each payday cash advance, which is typically for a period of two weeks. Under the agency business model, all charges of fees and/or interest paid by the lending banks' customers are deposited directly to the respective lending bank's bank account, and the Company's revenues consist of the processing, marketing and servicing fees payable to the Company by the lending banks. These fees include the losses for which the lending banks are contractually obligated. The Company recognizes revenue under the agency business model on a constant-yield basis ratably over the term of each payday cash advance, which is typically for a period of two weeks.

        Advances and fees receivable are carried at cost less unearned revenues and the allowance for doubtful accounts.

        When the bank returns a customer's check for non-sufficient funds (NSF), closed account or other reasons, the account is recognized as an NSF receivable and is included in advances and fees receivable. NSF receivables were $16,369,220 and $20,167,695 at December 31, 2002 and December 31, 2003, and $16,362,803 (unaudited) and $29,748,873 (unaudited) at September 30, 2003 and September 30, 2004, respectively.

Allowance for Doubtful Accounts and Accrual for Excess Bank Losses

        The allowance for doubtful accounts represents management's estimate of the amount necessary to absorb probable inherent losses in advances and fees receivable and the accrual for excess bank losses relates to the contingent liability associated with advances and fees receivable made by the lending banks. The total estimated losses are comprised of (1) an allowance for doubtful accounts for estimated losses for payday cash advances under the standard business model (which is shown as a reduction in advances and fees receivable, net on the balance sheet) and (2) the amount accrued for excess bank losses for the

Company's share of the losses on payday cash advances the Company processes, markets and services for the lending banks under the agency business model (which is reported as a current liability on the balance sheet in accrual for excess bank losses). The payday cash advances made and funded by the lending banks under the agency business model are not reflected on the balance sheet within the advances and fees receivable, net because these advances are repayable solely to the lending banks and are assets of the lending banks. The lending banks are contractually obligated for the losses on payday cash advances in an amount established as a percentage of the fees and/or interest charged by the banks to their customers on their payday cash advances. Depending upon the lending bank, this percentage currently ranges from 8.0% to 20.0%. The portion of payday cash advances and fees deemed to be uncollectible is charged against the allowance, and subsequent recoveries, if any, are credited to the allowance. The portion of payday cash advances made and fees and interest charged by the lending banks and deemed uncollectible is charged against the accrual for excess bank losses, and subsequent recoveries, if any, are credited to the accrual. Management believes that the allowance for doubtful accounts and accrual for excess bank losses are adequate. Management's ongoing evaluation of the adequacy of the allowance for doubtful accounts and accrual for excess bank losses is based on its evaluation of the payday cash advances outstanding, historical experience and such other factors that, in management's judgment, deserve consideration in estimating losses.

        The Company segregates its accounts receivable into payday advances receivable, fees and interest receivable, NSF receivables and other receivables. Payday advances receivable and fees and interest receivable include payday cash advances that have not been repaid. NSF receivables include payday cash advances for which the customer's personal check has been deposited and the check has been returned due to non-sufficient funds in the customers' accounts or other reasons. Other receivables include amounts due from the lending banks and other miscellaneous receivables.

        To estimate the appropriate allowance for doubtful accounts and accrual for excess bank losses, the Company utilizes the following methodology:

  •
  On a state-by-state basis, the historical charge-off rate applicable in a particular state for a trailing 24-month period is applied to that state's currently outstanding payday cash advances and fees and/or interest receivable;

  •
  The need for additional reserves on receivables for deposited customer checks that are returned because of non-sufficient funds is analyzed using historical collection patterns;

  •
  An analysis is prepared addressing the potential impact of (i) new payday cash advance centers within the state, (ii) specific economic and regulatory conditions on collections at the state and local level and (iii) such other factors that, in management's judgment, deserve consideration in estimating losses.

For advances and fees receivable under the standard business model, the estimate of uncollectible amounts is calculated pursuant to the foregoing methodology and is recorded as the allowance for doubtful accounts. Under the agency business model and pursuant to the Company's agreements with the lending banks, the estimate of uncollectible accounts is reduced by the amount of losses for which lending banks are contractually obligated and is recorded as an accrual for excess bank losses.

        Payday cash advance charge-offs include (1) the unpaid portion of checks deposited and subsequently returned due to non-sufficient funds in the customers' accounts or other reasons and (2) unpaid payday cash advances of customers who file for bankruptcy. Under the standard business model, the amount of the unpaid payday cash advances and the related fees and/or interest are generally charged off if a customer does not make payment of at least 15% of his or her outstanding balance within 60 days of the due date. Under the agency business model, the amount of the unpaid payday cash advances and the related fees and/or interest are generally charged off 60 days after the due date. Unpaid payday cash advances of customers who file for bankruptcy are charged off upon receipt of the bankruptcy notice. While management uses the best information available to make evaluations, future adjustments to the allowance for doubtful accounts and accrual for excess bank losses may be necessary if conditions differ substantially from the Company's assumptions used in assessing their adequacy.

Property and Equipment

        Property and equipment, including improvements that significantly extend useful lives, are recorded at cost. Cost includes major expenditures for improvements and replacements that extend useful lives and interest costs associated with significant capital expenditures. Maintenance and repairs are expensed when incurred. Depreciation is calculated for financial reporting purposes using the straight-line method over the estimated useful lives of the assets as follows: building, 40 years; land improvements, 7 years; leasehold improvements, office equipment and furniture, 3–5 years; automobiles, 3–5 years; and software, 3–5 years. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and the resulting gains or losses are included in income.

        The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. The Company assesses recoverability by determining whether the net book value of assets will be recovered through projected undiscounted future cash flows. If the Company determines that the carrying value of assets may not be recoverable, it measures any impairment based on the projected discounted future cash flows or estimated sale proceeds to be provided from the assets as compared to the carrying value. The Company records impairment losses in the period in which it identifies such impairment. The Company had no such impairment losses in 2001, 2002, 2003 or 2004.

        The Company accounts for internally developed software costs in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed for or Obtained for Internal Use," which requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. The Company capitalizes internal use software if that software meets the following criteria:

  •
  The software is acquired, internally developed or modified solely to meet the Company's internal needs, and

  •
  No substantive plan exists or is being developed to market the software externally.

        If these two criteria are met, the Company will capitalize labor costs of full-time and temporary employees working directly on the development or modification of internal use software and hardware and software purchased specifically for the internal use software. Capitalized costs are depreciated over the estimated useful lives of 3 to 5 years when the software is complete and ready for its intended use.

Concentration of Risk

        The Company originates, markets and services payday cash advances, under either the standard or agency business model, to a broad base of individuals in 34 states in the United States. For the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, total revenues within five states accounted for approximately 54%, 48%, 44%, 45% (unaudited), and 42% (unaudited), respectively, of the Company's total revenues.

Advertising Costs

        Costs incurred for advertising are expensed when incurred.

Pre-opening Costs

        New cash advance center pre-opening costs are expensed when incurred.

Center Closing Costs

        Center closing costs represent management's estimate of severance payments, costs to clean and vacate the premises, losses related to the write-off of leasehold improvements and signage, and lease cancellation expense related to closing a center. A liability for severance payments, which are paid in accordance with the Company's severance policy, is recognized when management (i) decides to close a center and this plan is unlikely to change, (ii) determines that an employee cannot be relocated to another center and (iii) informs the employee of the termination and the benefits that will be paid. The severance payment is recognized at the time the termination is communicated to the employee or, if the employee is required to continue service in order to receive the benefit, ratably until the center closes. Costs to terminate the lease are recorded at the earlier of the date the lease is terminated or the lease's cease-use date. All other expenses are recorded when incurred.

Income Taxes

        Effective October 1, 2001 AACACI filed an election to convert to Subchapter S status. Certain subsidiaries also converted to Subchapter S status as part of this election. As a result of this election, deferred tax assets of $541,952 were written off during the year ended December 31, 2001. For the years ended December 31, 2001, 2002 and 2003 approximately 15%, 90% and 91%, and for the nine months ended September 30, 2003 and 2004, approximately 91% (unaudited) and 95% (unaudited), respectively, of total revenues were attributable to companies that have elected Subchapter S status.

        Income taxes are accounted for under the asset and liability method for those subsidiaries that remained C corporations for all periods presented. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

        The Company is in the process of offering its common stock for sale in an initial public offering (IPO). Assuming the completion of the IPO, the Company will be treated as a C corporation under the Internal Revenue Code and will be subject to corporate income taxes. Accordingly, a pro forma income tax provision for corporate income taxes has been calculated as if the Company had been taxable as a C corporation for all periods presented in which it was not already a C corporation.

        The effective tax rates used in the unaudited pro forma income tax calculations are based on the statutory federal income tax rate plus applicable state income taxes (net of federal benefit) plus the non-deductibility of certain expenses (principally lobbying and meals and entertainment) less income from a special purpose entity not included in the Company's tax returns.

        Pro forma income tax expense for 2001 includes nine months of actual income tax expense for the period during that year for which the Company was subject to tax as a C corporation.

Derivative and Hedging Activities

        The Company uses derivative financial instruments for the purpose of managing exposure to adverse fluctuations in interest rates. While these instruments are subject to fluctuations in value, such fluctuations are generally offset by the change in value of the underlying exposures being hedged. The Company does not enter into any derivative financial instruments for trading purposes.

        The interest rate swap was accounted for as a cash flow hedge. The fair value was recorded on the balance sheet with changes in the fair value recorded in other comprehensive income in stockholders' equity. The interest rate swap matured on May 7, 2004.

Earnings per Share

        Basic earnings per share is computed by dividing net income by the weighted average shares outstanding during the reporting period. Diluted earnings per share reflects the potential dilution that could occur if holders of options exercised their options to purchase common stock. The exercise of 1,484,575 options was not considered in the years ended December 31, 2001 and 2002 because the exercise of these options would have been antidilutive.

Stock-Based Compensation Plans

        The Company's stock-based compensation plans include the Stock Option Plan of Advance America, Cash Advance Centers, Inc., which was terminated in November 2002 (the Former Plan) and the 2004 Omnibus Stock Plan which was approved by the Company's Board of Directors on August 3, 2004. The Company follows the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148 Accounting for Stock-Based Compensation—Transition and Disclosure. As allowed by SFAS No. 123, the Company continues to apply the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock issued to Employees, and related interpretations in accounting for its plans. Accordingly, compensation cost at the date of grant for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. If compensation cost at the date of grant for the Company's stock-based compensation plans had been determined based on the fair value at the grant date for awards under the plans consistent with the method established by SFAS

No. 123, the Company's net income and earnings per share would approximate the pro-forma amounts below:

	December 31,			September 30,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Net income, as reported	$37,275,873	$53,545,446	$96,174,966	$73,602,123	$68,777,495
Stock-based compensation included in reported net income(1)	—	21,461,812	3,547,418	103,418	—
Total stock-based compensation expense determined under fair value method for all awards(1)	(623,702)	(583,724)	(166,194)	(124,646)	—

	$36,652,171	$74,423,534	$99,556,190	$73,580,895	$68,777,495

Earnings per share
Basic—as reported	$0.47	$0.78	$1.40	$1.07	$1.00
Basic—pro-forma	0.46	1.08	1.45	1.07	1.00
Diluted—as reported	0.44	0.71	1.40	1.07	1.00
Diluted—pro-forma	0.44	0.99	1.45	1.07	1.00
Weighted average number of shares outstanding:
—basic	79,797,318	69,041,915	68,666,661	68,666,661	68,666,661
—diluted	83,905,278	74,938,149	68,786,512	68,846,405	68,666,661

(1)
Given the Company's S corporation status, the Company's compensation adjustments are net of tax at December 31, 2001 and are not net of tax for the periods thereafter.

        During 2002, the Company redeemed or provided for the redemption of options granting individuals the option to purchase 7,402,500 shares of the Company's common stock under the Former Plan. During the fourth quarter of 2003, the Company redeemed or provided for the redemption of all remaining 945,000 options outstanding under the Former Plan.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from these estimates. Significant estimates include the determination of the allowance for doubtful accounts, accrual for excess bank losses, accounting for income taxes, self-insurance accruals for workers' compensation and medical insurance and fair value of goodwill under required impairment analysis.

Risks and Uncertainties

        The Company's future operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to differ materially from expectations include, but are not limited to: application of laws and regulations to the Company's business, as more fully disclosed in Note 2; the Company's ability to manage credit risk; and interest rate fluctuation on variable rate debt. The Company manages these risks through political and legal efforts, continual evaluation of payday cash advance loss experience and interest rate hedging instruments, respectively.

Fair Value of Financial Instruments

        For certain of the Company's financial instruments, including cash and cash equivalents, advances and fees receivable, accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short maturities.

Treasury Stock

        The Company's Board of Directors periodically authorizes the repurchase of common stock. The Company's repurchases of shares of common stock are recorded as "Common stock in treasury" and result in a reduction of stockholders' equity. When treasury shares are reissued, the Company uses a first-in, first-out method. Gains on sales of treasury stock not previously accounted for as constructively retired are credited to additional paid-in-capital. Losses on sales of treasury stock are charged to additional paid in capital to the extent that previous net "gains" from sales or retirements are included therein, otherwise to retained earnings.

Business Segment

        SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or group, in deciding how to allocate resources and in assessing performance. For purposes of disclosure required by SFAS No. 131, the Company operates in one segment, payday cash advances to individuals.

Recently Issued Accounting Pronouncements

        In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company's financial position or results of operations.

        In November 2002, the FASB issued Financial Interpretation No. 45 (FIN 45), Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a guarantor to include disclosure of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. The recognition requirement is effective for guarantees issued or modified after December 31, 2002. The Company adopted the recognition requirements of FIN 45 on January 1, 2003 and the adoption did not have a significant impact on the financial statements.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement amended SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for annual periods ending after December 15, 2002 and interim periods beginning after December 15, 2002. The Company adopted the disclosure provisions of SFAS No. 148 beginning with the year ended December 31, 2002.

        In January 2003, the FASB issued Financial Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. Many variable interest entities (VIE) have commonly been referred to as special-purpose entities or off-balance sheet structures. FIN 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. The Company's corporate headquarters was constructed and financed through a special purpose entity (SPE) in 2001, which is controlled and owned by the Company's Chairman of the Board and certain of its stockholders. The Company has no ownership interest in the SPE; however, the SPE was consolidated under prior accounting literature and continues to be consolidated in accordance with FIN 46. The adoption of FIN 46 did not have a significant impact on the Company's financial statements.

Reclassifications

        Certain previously reported amounts have been reclassified to conform with the current presentation.

2.    Regulatory Requirements

        The Company's business is regulated under numerous state laws and regulations, which are subject to change and which may impose significant costs or limitations on the way the Company conducts or expands its business. As of September 30, 2004, 37 states and the District of Columbia had specific laws that permitted payday cash advances or allowed a form of payday cash advances under small loan laws. As of September 30, 2004, the Company operated in 29 of these 37 states under the standard business model and in one of these 37 states under the agency business model. The Company does not conduct business in the remaining seven of these 37 states or in the District of Columbia because the Company does not believe it is as economically attractive to operate in these jurisdictions due to specific legislative restrictions such as interest rate ceilings, an unattractive population density or unattractive location characteristics. The remaining 13 of the 50 states did not have laws specifically authorizing the payday cash advance business. As of September 30, 2004, the Company operated in four of these 13 states under the agency business model, serving as processing, marketing and servicing agent through its payday cash advance centers for four lending banks that make payday cash advances to their customers in those states.

        The Company's payday cash advance centers are individually licensed under these state laws. Certain states have minimum net worth or minimum asset level requirements for each company conducting a payday cash advances business in the state.

        Although states provide the primary regulatory framework under which the Company offers payday cash advance services, certain federal laws also impact the business. The Company's payday cash advance services are subject to federal laws and regulations, including the Truth-in-Lending Act (TILA), the Equal Credit Opportunity Act (ECOA), the Fair Credit Reporting Act (FCRA), the Gramm-Leach-Bliley Act (GLBA) and the regulations promulgated for each. Among other things, these laws require disclosure of the principal terms of each transaction to every customer, prohibit misleading advertising, protect against discriminatory lending practices, proscribe unfair credit practices, and prohibit creditors from discriminating against credit applicants on the basis of race, sex, age or marital status. The GLBA and its implementing regulations generally require the Company to protect the confidentiality of its customers' nonpublic personal information and to disclose to the Company's customers its privacy policy and practices.

        The Company's marketing efforts and the representations it makes about payday cash advance services also are subject to federal and state unfair and deceptive practices statutes. The Federal Trade Commission (FTC) enforces the Federal Trade Commission Act and the state attorneys general and private plaintiffs enforce the analogous state statutes. These statutes generally prohibit unfair or deceptive conduct.

        The FTC has not initiated any formal actions against the Company. However, in December 2002, the FTC requested that at least two payday cash advance providers, including the Company, respond to a series of questions and document requests concerning their operations. While it does not appear to the Company that the FTC intends to become more aggressive in regulating the payday cash advance services industry, these requests may indicate a desire by the FTC to become more involved in the policing and enforcement of the payday cash advance services industry in the future.

        The four lending banks for whom the Company currently acts as processing, marketing and servicing agent are subject to federal and state banking regulations. As FDIC insured, state-chartered banks, the lending banks are subject to supervision by the FDIC. Additionally, the lending banks are subject to regular examination by other state and federal regulatory authorities. Because of the Company's contractual relationships with the lending banks, the Company's own activities regarding the lending banks' payday cash advances are also subject to examination by the FDIC and these other regulatory authorities. To the extent an examination involves a review of the lending banks' payday cash advances and related processes, a regulatory authority may require the Company to provide information, grant access to its payday cash advance centers, personnel and records and alter its business practices or prevent the lending banks from providing payday cash advances using agents such as the Company. Any of these actions could have a material adverse impact on the Company's business, results of operations and financial condition.

        Violations of the statutes and regulations described above may result in actions for damages, claims for refund of payments made, certain fines and penalties, injunctions against certain practices and the potential forfeiture of rights to repayment of loans.

3.    Processing, Marketing and Servicing Arrangements

        The Company is party to processing, marketing and servicing agreements (PM&S Agreements) with the lending banks. The Company's processing, marketing and servicing duties typically include the following:

a)
taking in applications from prospective customers of the lending bank;
b)
submitting the applications for approval or denial to the lending bank's independent, third party credit scoring agent;
c)
depending on whether the application is approved or denied, providing the customer with a lending bank contractual agreement or an adverse action letter;
d)
collecting repayments from the lending bank's customers and depositing them in the lending bank's bank accounts;
e)
if repayment is not received from a customer, commencing collection activities to collect on the amount owed to the lending bank; and
f)
undertaking various marketing efforts on behalf of the lending bank.

Under these PM&S Agreements, the Company is compensated by the lending banks for processing, marketing and servicing the payday cash advances the lending banks make to their customers. Although the Company processes, markets and services payday cash advances made by the lending banks under the agency business model, each lending bank is responsible for evaluating each of its customers' applications and determining whether the payday cash advance is approved. The Company is not involved in the lending banks' payday cash advance approval process or the determination of their payday cash advance approval procedures or criteria, and the Company does not fund or acquire any payday cash advances from the lending banks. The payday cash advances are repayable solely to the lending banks and are assets of the lending banks; accordingly, they are not included in the Company's balance sheet. The lending banks are contractually obligated for the losses on payday cash advances in an amount established as a percentage of the interest and/or fees charged by the banks to their customers. Depending upon the lending bank, this percentage currently ranges from 8.0% to 20.0%. If actual payday cash advance losses exceed the percentage specified in the lending banks' PM&S Agreement, the Company's processing, marketing and servicing fee is reduced by the excess, which the Company refers to as excess bank losses. If actual payday cash advance losses are less than the loss percentage specified in the PM&S Agreement, the Company's processing, marketing and servicing fee is increased by the difference. As a result, if the amount of a lending bank's uncollected payday cash advances exceed the lending bank's contractual obligations, the Company would likely be obligated to pay the lending bank the outstanding amount of the advances plus its fees and/or interest receivable on the advances, less its contractually obligated portion of the losses. The lending banks typically charge-off payday cash advances sixty days past the original due date of the payday cash advance, if full payment is not received. The outstanding balances of the lending bank advances and fees receivable serviced by the Company were approximately $47,700,000 and $58,300,000 at December 31, 2002 and December 31, 2003, respectively, and $51,900,000 (unaudited) and $57,000,000 (unaudited) at September 30, 2003 and September 30, 2004, respectively.

        During 2001, the Company entered into a note agreement in which the Company loaned a lending bank $3,000,000 for five years. Monthly principal payments of $50,000 plus interest were due through 2006. The note bore interest at 8% per annum, increasing by 2% each year. During 2002, a regulator filed an enforcement action regarding this lending bank's payday lending activities. In March 2003, the Company paid this lending bank $6,325,000 to terminate the two existing contracts to process, market and service on behalf of the bank in Pennsylvania and North Carolina. The lending bank repaid the note in full. The Company now processes, markets and services loans in Pennsylvania and North Carolina for another lending bank.

4.    Advances and Fees Receivable, Net

        Advances and fees receivable, net, consisted of the following:

	December 31,		September 30,
	2002	2003	2003	2004
			(unaudited)	(unaudited)
Advances receivable	$103,416,539	$123,421,466	$110,567,661	$130,669,718
Fees and interest receivable	17,698,733	21,251,973	17,698,971	20,796,183
Returned items receivable	16,369,220	20,167,695	16,362,803	29,748,873
Lending bank receivable	6,468,404	7,702,181	6,572,820	8,589,424
Other	672,325	15,852	1,340,910	1,927,122
Allowance for doubtful accounts	(18,090,916)	(23,020,939)	(18,432,412)	(28,176,894)
Unearned revenues	(9,593,451)	(11,334,561)	(10,185,626)	(12,161,399)

Advances and fees receivable, net	$116,940,854	$138,203,667	$123,925,127	$151,393,027

5.    Allowance for Doubtful Accounts and Accrual for Excess Bank Losses

        Changes in the allowance for doubtful accounts were as follows:

	December 31,			September 30,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Beginning balance	$11,473,918	$16,902,606	$18,090,916	$18,090,916	$23,020,939
Provision for doubtful accounts	45,484,709	37,626,645	46,552,318	28,282,316	45,407,563
Charge-offs	(46,567,804)	(47,495,816)	(51,873,010)	(36,115,083)	(50,008,487)
Recoveries	6,511,783	11,057,481	10,250,715	8,174,263	9,756,879

Ending balance	$16,902,606	$18,090,916	$23,020,939	$18,432,412	$28,176,894

        Changes in the accrual for excess bank losses were as follows:

	December 31,			September 30,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Beginning balance	$1,000,000	$700,000	$3,862,834	$3,862,834	$3,623,103
Provision for agency bank losses	10,493,006	17,214,910	18,129,010	12,049,334	13,709,095
Charge-offs	(14,173,277)	(19,186,808)	(24,530,521)	(17,261,891)	(19,697,353)
Recoveries	3,380,271	5,134,732	6,161,780	4,739,635	5,272,064

Ending balance	$700,000	$3,862,834	$3,623,103	$3,389,912	$2,906,909

        The provision for agency bank losses is comprised of those losses for which the lending banks under the agency business model are contractually obligated and an estimate by which actual losses will differ from the lending banks' contractual obligation (which is referred to as provision for excess bank losses).

6.    Property and Equipment, net

        Property and equipment consisted of the following:

	December 31,		September 30,
	2002	2003	2003	2004
			(unaudited)	(unaudited)
Land and land improvements	$1,478,814	$1,478,814	$1,478,814	$1,478,814
Leasehold improvements	20,000,534	26,476,539	24,313,218	33,359,845
Office furniture and equipment	40,141,056	50,533,559	46,883,635	61,241,352
Automobiles	123,482	78,211	78,211	72,738
Software	7,381,697	9,751,682	8,676,516	10,040,986
Building	5,293,316	5,293,316	5,293,316	5,293,316
Construction in progress	3,772,448	3,908,944	4,740,923	6,200,770

Property and equipment	78,191,347	97,521,065	91,464,633	117,687,821
Less accumulated depreciation	(33,538,117)	(46,047,322)	(42,711,470)	(57,479,300)

Property and equipment, net	$44,653,230	$51,473,743	$48,753,163	$60,208,521

7.    Goodwill, net

        Goodwill consisted of the following:

	December 31,		September 30,
	2002	2003	2003	2004
			(unaudited)	(unaudited)
Goodwill	$146,320,983	$146,320,983	$146,320,983	$146,320,983
Less accumulated amortization	(23,996,743)	(23,996,743)	(23,996,743)	(23,996,743)

Goodwill, net	$122,324,240	$122,324,240	$122,324,240	$122,324,240

        Goodwill represents the excess cost over the fair value of assets acquired and, prior to January 1, 2002, was being amortized over fifteen years under the straight-line method. The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. As a result, effective January 1, 2002, the Company no longer recorded approximately $10,000,000 of amortization each year relating to its existing goodwill. The Company tests its goodwill for impairment annually or if there is a significant change in the business environment. The results of the 2002, 2003 and 2004 tests indicated there was no impairment.

        Net income for the year ended December 31, 2001 would have been $44,133,373 excluding goodwill amortization. Basic and diluted earnings per share for the year ended December 31, 2001 would have been $.55 and $.53, respectively.

8.    Accrued Liabilities

        Accrued liabilities consisted of the following:

	December 31,		September 30,
	2002	2003	2003	2004
			(unaudited)	(unaudited)
Employee compensation	$6,423,481	$10,027,849	$9,052,502	$10,986,606
Health and dental insurance	2,863,107	2,863,513	4,139,382	3,200,463
Interest	3,151,185	3,006,613	2,790,328	2,833,044
Workers' compensation	2,855,100	3,330,800	2,569,182	4,106,661
Advertising	2,519,047	1,351,148	479,295	545,000
Legal	1,537,433	1,369,000	1,389,187	1,408,057
Accrued construction in progress	806,990	1,452,498	1,072,045	1,495,016
Other	5,146,837	3,745,993	4,534,944	4,374,739

Total	$25,303,180	$27,147,414	$26,026,865	$28,949,586

9.    Revolving Credit Facility and Long-Term Debt

Revolving Credit Facility

        On May 22, 2001, the Company amended and restated its prior credit facility to provide a $90,000,000 term loan (the Term Loan) and a $90,000,000 revolving credit facility (the Revolving Loan) (collectively the 2001 Facility), including the issuance of up to $6,000,000 in letters of credit. On September 30, 2002, the Company amended and restated the 2001 Facility to provide a $150 million revolving credit facility, including the issuance of up to $10 million in letters of credit (the 2002 Facility). On September 30, 2003, the Company amended the 2002 Facility to permit the payment of a $30 million cash dividend to the Company's stockholders and to extend the termination date to September 30, 2006.

        Borrowings under the 2002 Facility consisted of Base Rate Loans or Eurodollar Loans, or a combination thereof. Base Rate Loans bore interest at the greater of the Federal Funds Rate plus 1/2 of 1% or the Prime Rate in effect on such day plus an amount that varied based upon the Company's Consolidated Senior Leverage Ratio (the Margin). Eurodollar Loans bore interest at the 1-Month, 2-Month, 3-Month or 6-Month LIBOR rate plus the Margin.

        In order to limit its exposure to interest rate fluctuations, the Company had an interest rate swap agreement which converted a portion of its variable rate debt outstanding under the 2001 Facility and the 2002 Facility to a fixed rate of 4.78% plus the Margin. The notional amount of this swap was $42,500,000 and $12,500,000 at December 31, 2002 and 2003, respectively, and was $27,500,000 (unaudited) at June 30, 2003. The swap notional amount amortized by $2,500,000 per month and matured on May 7, 2004.

        The weighted average interest rate for the 2002 Facility was 5.60% and 4.18% at December 31, 2002 and 2003, respectively, and 4.12% (unaudited) and 4.88% (unaudited) at September 30, 2003 and 2004, respectively.

        Total commitment fees paid were $213,084, $240,281, and $237,515 for the years ended December 31, 2001, 2002, and 2003, respectively, and were $295,859 (unaudited) and $411,963 (unaudited) for the nine months ended September 30, 2003 and 2004, respectively.

        The carrying value of the revolving credit facility approximated its fair value at December 31, 2002 and 2003, and at September 30, 2003 (unaudited) and 2004 (unaudited). The 2002 Facility was collateralized by substantially all of the Company's assets and contains various financial covenants that require, among other things, the maintenance of a minimum net worth and certain leverage and fixed charge coverage ratios and also restricts the encumbrance of assets and the creation of indebtedness.

        On July 16, 2004, the Company amended and restated its 2002 Facility (the 2004 Facility). The 2004 Facility provides the Company with a $265 million revolving line of credit, including the ability to issue up to $20 million in letters of credit and permits the payment of a $50 million cash dividend to the Company's stockholders. The maturity date of the 2004 Facility is July 16, 2009. The Company has the option to (i) increase the 2004 Facility by an additional $10 million and (ii) extend the maturity date to July 16, 2010, in each case upon satisfaction of certain covenants and conditions.

        The 2004 Facility is collateralized by substantially all of the Company's assets and contains various financial covenants that require, among other things, the maintenance of a minimum net worth and certain leverage and fixed charge coverage ratios and also restricts the encumbrance of assets and the creation of indebtedness. The 2004 Facility includes cross default provisions where an event of default with respect to any other indebtedness in excess of $1,000,000 in the aggregate could cause all amounts outstanding under the 2004 Facility to become due and payable.

        The Company had the following standby letters of credit outstanding at September 30, 2004 (unaudited):

Workers' Compensation and General Liability Insurance	$5,201,000
State of Kentucky Licensing Requirement	200,000

$5,401,000

        The standby letters of credit in the amount of $5,201,000 posted by the Company as required by its casualty insurance carriers secure the ultimate outstanding workers' compensation and general liability insurance claims that are the liability of the insured under workers' compensation and general liability large deductible policies elected by the Company. This liability, which is being secured by the letters of credit, is limited by insurance on a per claim and aggregate stop loss basis.

        The standby letter of credit in the amount of $200,000 has been posted by the Company for the benefit of the State of Kentucky to meet state capital requirements.

Long-Term Debt

        Long-term debt consists of the following:

	December 31,		September 30,
	2002	2003	2003	2004
			(unaudited)	(unaudited)
National Cash Advance subordinated debt	$42,242,110	$42,242,110	$42,242,110	$42,242,110
Stock repurchase subordinated debt	22,989,488	22,989,488	22,989,488	22,989,488
Notes payable to stockholders	11,557,889	18,557,889	18,557,889	18,557,889
Mortgage payable	7,114,253	6,827,480	6,901,141	6,598,283

Total long-term debt	83,903,740	90,616,967	90,690,628	90,387,770
Less current portion	(287,033)	(15,719,067)	(303,122)	(15,736,372)

Long-term debt	$83,616,707	$74,897,900	$90,387,506	$74,651,398

        The National Cash Advance subordinated debt, which is unsecured and subordinate to the 2001 Facility, the 2002 Facility and the 2004 Facility (collectively, the Facilities), was issued in connection with the Company's acquisition of National Cash and was amended on September 30, 2002. The National Cash Advance subordinated debt is included in long-term debt with related parties in the accompanying consolidated balance sheets. The maturity date and interest rate for $30,663,429 of this debt was extended from October 15, 2004 to October 15, 2007 and increased from 10% to 13% effective October 1, 2002. The remaining $11,578,681 of the National Cash Advance subordinated debt was not amended and is due to mature on October 15, 2004 and bears interest at a rate of 10%.

        The stock repurchase subordinated debt, which is unsecured and subordinate to the Facilities, was issued in connection with purchases of common stock that is now included in Treasury Stock, and was amended on September 30, 2002. The stock repurchase subordinated debt is included in long-term debt with related parties in the accompanying consolidated balance sheets. The maturity date and interest rate for $16,357,784 of this debt was extended from October 15, 2004 to October 15, 2007 and increased from 10% to 13% effective October 1, 2002, respectively. $3,831,704 of the remaining stock repurchase subordinated debt was not amended and is due to mature on October 15, 2004 and bears interest at a rate of 10%. The remaining $2,800,000 of the stock repurchase subordinated debt was amended to increase the interest rate from 10% to 13% and is due upon settlement of liabilities retained by the National Cash Advance sellers.

        The notes payable to stockholders (the Notes), which are unsecured and subordinate to the Facilities and the National Cash Advance subordinated debt, were amended on September 30, 2002. The notes payable to stockholders are included in long-term debt with related parties in the consolidated balance sheets. The maturity date was extended from December 31, 2004 to October 15, 2007 and the interest rate was increased from 8.25% to 13% effective October 1, 2002.

        The Company's corporate headquarters building was constructed and financed through a SPE in 2001, which is controlled and owned by the Company's Chairman of the Board and certain of the Company's stockholders. The Company has no ownership interest in the SPE; however, the SPE was consolidated under prior accounting literature and continues to be consolidated in accordance with FIN 46. The SPE owns the Company's headquarters building and related land subject to a mortgage. The mortgage is payable to an insurance company and is secured by the Company's corporate headquarters building and related land. The mortgage is payable in 180 monthly installments of approximately $66,400, including principal and interest, and bears interest at a fixed rate of 7.30% over its term. The mortgage matures on June 10, 2017. The carrying amount of the corporate headquarters was $6,206,976 at December 31, 2002, $5,897,632 at December 31, 2003 and $5,970,135 (unaudited) at September 30, 2003 and $5,696,345 (unaudited) at September 30, 2004.

        The fair value of the National Cash Advance subordinated debt, stock repurchase subordinated debt, notes payable to stockholders and mortgage payable is estimated using a discounted cash flow analysis and was approximately $69,100,000 and $77,500,000 at December 31, 2002 and 2003, respectively, and $76,800,000 (unaudited) and $79,600,000 (unaudited) at September 30, 2003 and 2004, respectively.

        Interest expense, net is comprised of the following:

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Interest expense:
National Cash Advance subordinated debt	$4,673,860	$4,456,077	$5,144,114	$3,847,515	$3,861,608
Stock repurchase subordinated debt	351,829	2,443,813	2,873,682	2,149,357	2,157,230
Notes payable to stockholders	1,515,914	1,091,904	1,993,676	1,385,588	1,811,047
Mortgage payable	39,049	393,663	509,864	384,177	368,089
Facilities	7,654,448	5,086,881	4,551,847	3,374,289	3,991,176
Amortization of deferred financing costs	1,305,056	1,635,611	1,065,198	849,222	654,157
Capitalized interest on internally developed software	(33,424)	(157,544)	(241,467)	(198,148)	(184,687)
Other interest expense	22,284	22,199	85,601	14,844	69,967

Total interest expense	15,529,016	14,972,604	15,982,515	11,806,844	12,728,587
Interest income	109,936	318,157	85,994	67,738	116,019

Interest expense, net	$15,419,080	$14,654,447	$15,896,521	$11,739,106	$12,612,568

        Revolving credit facility and long-term debt maturities for each of the next five years ended September 30 (unaudited) and thereafter are:

2005	$15,736,369
2006	350,571
2007	377,012
2008	68,784,549
2009	160,734,730
Thereafter	4,703,241

Total	$250,686,472

10.    Income Taxes

        Income tax expense consisted of the following:

	December 31,			September 30,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Current expense
Federal	$16,334,596	$314,122	$—	$—	$—
State	4,778,574	2,175,612	865,261	358,261	1,763,313

	21,113,170	2,489,734	865,261	358,261	1,763,313
Deferred	1,666,039	(1,851,972)	1,060,095	178,095	550,687

Total	$22,779,209	$637,762	$1,925,356	$536,356	$2,314,000

        A reconciliation of the statutory federal income tax rate and the Company's effective income tax rate follows:

	December 31,			September 30,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Statutory income tax rate	35.0%	35.0%	35.0%	35.0%	35.0%
S corporation income not subject to tax	(2.1)	(34.0)	(33.3)	(34.7)	(33.0)
State income taxes, net	4.1	0.1	0.2	1.0	2.0
Other	0.9	0.1	0.1	(0.6)	(0.7)

Effective income tax rate	37.9%	1.2%	2.0%	0.7%	3.3%

        The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are:

	December 31,		September 30,
	2002	2003	2003	2004
			(unaudited)	(unaudited)
Deferred tax asset
Net operating loss carryforwards	$4,014,375	$2,954,280	$3,836,280	$2,403,593
Deferred tax liabilities	—	—	—	—

Net deferred tax asset	$4,014,375	$2,954,280	$3,836,280	$2,403,593

11.    Stock Options

        The Company's Former Plan provided for the granting of stock options to certain officers and key employees (the Grantees) to purchase shares of common stock in the Company. Options granted under the Former Plan vested ratably over a four-year period and expired ten years from the date of grant. No stock options were granted after 2001 under the Former Plan.

        The stock options granted in 2001 were at the estimated fair value of the stock at the grant date. A summary of stock option activity and weighted average exercise prices follows:

	December 31,						September 30,
					2003		2003		2004
	2001		2002
							(unaudited)		(unaudited)
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	8,318,577	$1.01	8,084,200	$1.07	858,475	$3.13	858,475	$3.13	—
Granted	113,555	$3.27	—		—		—		—
Purchased	—		6,724,721	$0.74	858,475	$3.13	43,010	$1.42	—
Forfeited	347,932	$1.18	501,004	$1.34	—		—		—

Outstanding, end of period	8,084,200	$1.07	858,475	$3.13	—		815,465	$3.13	—

Options exercisable	5,550,109		440,139		—		—		—
Shares of stock outstanding	77,217,327		68,666,661		68,666,661		68,666,661		68,666,661

        The fair value of each option granted was estimated on the date of grant using the Black-Scholes multiple pricing model with the following assumptions used for grants in 2001: dividend yield of 0%, expected volatility of 0%, risk free interest rate of 4.5%, and expected lives of 4.8 years. The weighted average grant date fair value for options granted during 2001 was $3.60.

        During 2002, the Company purchased options granting individuals the right to purchase 7,402,500 shares of the Company's common stock under the Former Plan. During the fourth quarter of 2003, the Company purchased or provided for the redemption of the remaining 945,000 outstanding options outstanding under the Former Plan. Total consideration for the options, including administrative costs, was $21,461,812 and $3,547,418 for the years ended December 31, 2002 and 2003, respectively, and $103,418 (unaudited) for the nine months ended September 30, 2003, which amounts are included in the accompanying consolidated statements of income as options purchase expense.

        On August 3, 2004, the Board approved the 2004 Omnibus Stock Plan with 4,250,000 authorized shares of common stock. The Omnibus Stock Plan provides for the granting of stock options or other stock awards to officers and other key individuals to purchase shares of common stock of the Company. No options have been granted under the new plan.

12.    Commitments and Contingencies

        In the normal course of business, the Company is involved in various legal proceedings, including lawsuits arising out of actions taken by state regulatory authorities. For example, in July 2002, the Industrial Loan Commissioner for Georgia issued an examination certificate to the Company seeking to investigate whether the Company had complied with the Georgia Industrial Loan Act. On August 2, 2002, the Company and BankWest, Inc., the lending bank for whom the Company acted as processing, marketing and servicing agent in Georgia (BankWest), filed suit against the Commissioner in the Superior Court for Fulton County, Georgia seeking to enjoin him from enforcing the examination certificate. Later, the Commissioner served BankWest and the Company with administrative subpoenas seeking the production of loan documents, customer information and contractual and financial documentation relating to the

Company regarding BankWest's payday advance program in Georgia. In the lawsuit against the Commissioner the Company is seeking a declaration that the Company, as BankWest's agent, BankWest and BankWest's, payday cash advances in Georgia are exempt from the Georgia Industrial Loan Act, and therefore the Commissioner should be enjoined from enforcing the examination certificate and administrative subpoenas. The Georgia Superior Court issued an order granting a motion for summary judgment made by the Commissioner and denying the Company's motion for summary judgment. This order has been appealed to and affirmed by the Georgia Court of Appeals. The Company filed a Petition for Certiorari to the Georgia Supreme Court, which is pending. In the event the Company is required to permanently cease operations in Georgia, the estimated costs to cease operations will be approximately $2.2 million. Average monthly net revenues for the twelve months preceeding the suspension of operations in Georgia were approximately $1.7 million.

        In the Spring of 2004, Georgia adopted a statute that effectively prohibits payday cash advance services in the state and effectively restricts the Company's ability to act as processing, marketing and servicing agent for a lending bank in the state, which statute became effective in May 2004. On April 9, 2004, the Company, along with BankWest and other banks and agents involved in providing payday cash advances in Georgia, filed an action in the U.S. District Court for the Northern District of Georgia against the Attorney General of Georgia and the Georgia Secretary of State, seeking declaratory and injunctive relief. The relief sought is a declaration from the District Court that the recently passed Georgia anti-payday cash advance law is unconstitutional and is preempted by federal law and should not be enforceable against BankWest or the Company. After hearing oral arguments on the Company's motion for injunctive relief, the District Court issued a temporary restraining order preventing the Georgia law from taking effect until May 15, 2004. Subsequently, on May 13, 2004, the District Court issued an order denying the Company's motion for an injunction but extending the temporary restraining order until May 25, 2004. On May 25, 2004, upon expiration of the temporary restraining order, the Georgia law took effect. The Company has appealed the District Court's order to the U.S. Court of Appeals for the Eleventh Circuit and has submitted briefs to the Court of Appeals. On July 21, 2004, the Court of Appeals heard oral arguments on the appeal, and the Company is awaiting the decision of the Court of Appeals. The Company cannot predict when the Court of Appeals will issue a decision on the Company's appeal. If the Company is unsuccessful in prosecuting this action, the Company may have to permanently cease operations in Georgia.

        On March 10, 2003, Angela Glasscock, a customer of BankWest, the lending bank for whom the Company processed, marketed and serviced payday cash advances in Georgia, filed an adversary proceeding in the U.S. Bankruptcy Court for the Southern District of Georgia alleging that a subsidiary of the Company in Georgia was making payday cash advances in Georgia in violation of the Georgia Industrial Loan Act. The case is currently pending and awaiting a trial date. The amount of loss in this case, coupled with the potential impact of the class action lawsuit in Georgia, cannot be reasonably ascertained.

        On August 6, 2004 Tahisha King and James E. Strong, who are customers of BankWest, the lending bank for whom the Company processed, marketed and serviced payday cash advances in Georgia, filed a putative class action lawsuit in the State Court of Cobb County, Georgia against the Company, a subsidiary of the Company in Georgia, William M. Webster, IV and several of the Company's unnamed officers, directors, owners and "stakeholders", alleging many different causes of action, most notably that the

Company has been making illegal payday loans in Georgia in violation of Georgia's usury law, the Georgia Industrial Loan Act and Georgia's Racketeer Influenced and Corrupt Organizations Act. The complaint states that BankWest is not the "true lender" on the loans. The complaint seeks compensatory damages, attorneys' fees, punitive damages and the trebling of any compensatory damages. The amount of loss, if any, cannot be reasonably estimated.

        On July 27, 2004, John Kucan, Welsie Torrence and Terry Coates, who are all customers of Republic Bank & Trust Company, the lending bank for whom the Company processes, markets and services payday cash advances in North Carolina (Republic), filed a putative class action lawsuit in the General Court of the Superior Court Division for New Hanover County, North Carolina against the Company, a subsidiary of the Company that operates in North Carolina and William M. Webster, IV, the Company's Chief Executive Officer, alleging that the subsidiary that operates in North Carolina was the "true lender" on the plaintiffs' payday cash advances and therefore the payday cash advances were made, administered and collected in violation of numerous North Carolina consumer protection laws. The lawsuit alleges that the relationship between the subsidiary that operates in North Carolina and Republic is a "rent a charter" relationship and therefore the bank is not the "true lender" on the payday cash advances. The lawsuit seeks an injunction barring the Company from continuing to do business in North Carolina, the return of the principal amount of the payday cash advances made to the plaintiff class since August 2001, the return of any interest or fees associated with such advances, treble damages and other unspecified costs. The amount of loss, if any, cannot be reasonably estimated.

        On December 10, 2003, the Company received a letter from the Attorney General of West Virginia raising concerns that some of the Company's collection practices may violate the West Virginia Consumer Credit and Protection Act. Although the Company does not currently have operations in West Virginia, some West Virginia residents visit the Company's payday cash advance centers in states bordering West Virginia in order to obtain payday cash advances. Since receiving the Attorney General's letter the Company has discontinued collection visits in West Virginia and pursues collections there through phone calls and letters to customers. The Attorney General has not taken any specific action against the Company. Accordingly, the amount of loss, if any, cannot be reasonably estimated.

        The Company is a defendant in a putative class-action lawsuit commenced by two former customers of the Company, Wendy Betts and Donna Reuter, in Florida. The action was filed in February 2001 in the Circuit Court of Palm Beach against a subsidiary of the Company, McKenzie Check Advance of Florida, LLC and certain other parties. The lawsuit alleges that the Company engaged in unfair and deceptive trade practices and violated the Florida criminal usury statute, the Florida Consumer Finance Act, and Florida's Racketeer Influenced and Corrupt Organizations Act. The Company successfully moved to have Ms. Reuter's case sent to arbitration and was awarded summary judgment as to Ms. Betts' claims. The order in Ms. Reuter's case is currently on appeal to the Florida Supreme Court and the order in Ms. Betts' case was reversed on August 11, 2004 by Florida's Fourth District Court of Appeals. The Company plans to appeal the Fourth District Court of Appeals' ruling. The suit seeks unspecified damages, and the Company could be required to refund fees and/or interest collected, refund the principal amount of payday cash advances, pay multiple damages and pay other monetary penalties. The amount of loss, if any, cannot be reasonably estimated.

        The Company is a defendant in a lawsuit brought on behalf of a putative class of persons by a former customer, Lois Bennett, in Tennessee. Ms. Bennett on behalf of herself and others alleges that a subsidiary of the Company, McKenzie Check Advance LLC, violated the terms of a class-action settlement order by wrongfully collecting fees and advances from the class members during a period of time when collections were allegedly prohibited. After a hearing, a trial judge ruled in the Company's favor. However, on appeal, the Tennessee Court of Appeals reversed the findings of the trial judge and remanded the case for further findings of fact. The suit seeks unspecified damages, and the Company could be required to refund fees and advances collected and pay other monetary penalties. The amount of loss, if any, cannot be reasonably estimated.

        On August 19, 2004, a putative class action was filed in the Circuit Court of Palm Beach by Mr. Gerald Betts and Ms. Donna Reuter against the Company, its subsidiary in Florida and officers and directors of the subsidiary. The allegations are nearly identical to those alleged in the other Florida lawsuit filed by Ms. Wendy Betts and Ms. Donna Reuter. An adverse result in this case could have a material negative impact on the Company's business, results of operation and financial condition.

        On August 26, 2004, the North Carolina Attorney General's office in conjunction with the Commissioner of Banks for North Carolina issued the Company a subpoena to produce documents, respond to written questions and have a corporate representative appear for testimony regarding the relationship between the Company's North Carolina subsidiary and Republic, the lending bank for whom the Company acts as processing, marketing and servicing agent in North Carolina. The Company believes the primary purpose of the investigation is to determine whether the Company's operations in North Carolina are in compliance with North Carolina law. The Company is cooperating with the investigation, which is in its preliminary stages. No determination has been reached by the Attorney General's office or the Banking Commissioner in this matter. It is possible that the North Carolina Attorney General or the Commissioner of Banks for North Carolina may make a determination or finding and initiate an administrative or civil action that is adverse to the Company's business operations in that state. Specifically, the North Carolina Attorney General and Banking Commissioner could potentially bring an action for an injunction and monetary fines or issue a cease and desist order based on the North Carolina Consumer Finance Act and/or North Carolina unfair and deceptive trade practices, loan broker regulatory and consumer protection statutes. Also, criminal prosecutions could be commenced for violation of certain North Carolina laws. This could result in the imposition of fines and the alteration or cessation of use of the agency business model in North Carolina. All North Carolina payday cash advance centers currently operate under the agency business model. The Company estimates that its net revenues would be negatively impacted by approximately $2.2 million for each month its North Carolina operations are shut down or suspended. Additionally, the Company estimates it would cost approximately $7.3 million (including lease cancelation costs of $605,000, the charge-off of accounts receivable of $3.5 million, the charge-off of undepreciated cost of assets of approximately $1.3 million and other shut-down costs of approximately $1.9 million) to shut down its North Carolina operations completely. The Company does not believe that the cessation of its North Carolina operations will result in any impairment of goodwill. These actions could have a material negative impact on the Company's operations in North Carolina and in other states where the Company operates under the agency business model as well as on the Company's financial condition.

        The Company is also involved in other litigation and administrative proceedings. This litigation includes employee claims for workers' compensation, wrongful termination, harassment, discrimination, payment of wages due and customer claims relating to collection practices and violations of state and/or federal consumer protection laws. The amount of loss, if any, cannot be reasonably estimated.

        The Company's processing, marketing and servicing agreements with the lending banks contain certain indemnification provisions. These provisions provide for indemnification by the Company for costs to the banks related to legal and regulatory actions surrounding payday cash advance activities.

        The Company is self-insured for certain elements of its employee benefits, including workers' compensation, but limits its liability through stop-loss insurance. Self-insurance liabilities are based on claims filed and estimates of claims incurred but not reported.

        Substantially all payday cash advance center locations and certain office equipment are leased from third party lessors under operating leases. The cash advance center leases typically have a lease term of three years and contain renewal options and cancellation clauses in the event of regulatory changes. Total rent expense in 2001, 2002 and 2003 was $26,435,394, $31,768,393 and $37,209,106, respectively, and for the nine months ended September 30, 2003 and 2004 was $27,150,915 (unaudited) and $35,299,472 (unaudited), respectively. As of September 30, 2004, minimum future lease commitments under the operating leases having non-cancelable lease terms in excess of one year are:

Operating Lease
(unaudited)
2005	$53,447,452
2006	41,188,694
2007	25,812,299
2008	9,823,361
2009	4,114,962
Thereafter	124,741

Operating lease obligations	$134,511,509

        In May 2004, a Georgia law became effective that effectively prohibits payday cash advance services in the state and effectively restricts the Company's ability to act as processing, marketing and servicing agent for a lending bank in the state. Accordingly, the Company suspended operations at its payday cash advance centers in Georgia. The Georgia operations, which comprised 4.7% of the Company's net revenues for the year ended December 31, 2003, were no longer generating revenue at September 30, 2004. The Company estimates that the cost to keep the Georgia centers open under these limited operating conditions will be approximately $350,000 per month, including depreciation. Additionally, if necessary, the Company estimates that it will cost approximately $2.2 million (including lease cancellation costs of $600,000 and the write-off of undepreciated cost of assets of approximately $1.6 million) to shut down the Georgia operations completely.

13.    Related Party Transactions

        The Company leases two jet aircraft from Wyoming Associates, Inc. (Wyoming), an enterprise owned by the Company's Chairman. Wyoming was determined to be a VIE. The Company's leasehold interest in aircraft owned by Wyoming is deemed to be a variable interest in aircraft owned by Wyoming; however, the Company is not deemed to be the primary beneficiary. The Company leases, on a month-to-month basis, certain aircraft of Wyoming but has not provided guarantees related to the aircraft; therefore, the Company is not exposed to the losses of Wyoming.

	December 31,			September 30,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
Lease expense	$1,102,000	$1,272,000	$1,092,000	$819,000	$829,000
Jet fuel	239,000	176,000	185,000	139,257	239,737
Hangar rent	79,000	79,000	79,000	58,950	58,950
Maintenance	—	18,000	12,000	12,039	13,785

Total	$1,420,000	$1,545,000	$1,368,000	$1,029,246	$1,141,472

        Beginning in December 2003, the Company also leased a plane from a stockholder and former director. Lease expense for the year ended December 31, 2003 and the nine months ended September 30, 2004 was $0 and $504,000 (unaudited), respectively. The Company terminated the lease as of September 1, 2004.

        The Company has entered into operating leases for payday cash advance centers and office space with companies controlled by or affiliated with the Company's Chairman and members of his family. Total lease expense and related expenses for these leases were approximately $191,000, $176,000 and $237,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and $178,000 (unaudited) and $179,000 (unaudited) for the nine months ended September 30, 2003 and 2004, respectively.

        During 2001, the Company purchased 2,832,240 shares of treasury stock owned by certain stockholders for $7,663,409. The purchase was financed with a cash payment of $3,831,705 and issuance of notes payable totaling $3,831,704. During 2002, the Company purchased 9,006,493 shares of treasury stock owned by certain stockholders for $27,559,609. The purchase was financed with a cash payment of $10,901,825 and issuance of notes payable totaling $16,657,784.

14.    401(k) Plan

        The Company maintains a 401(k) Plan. Most employees working for the Company are eligible to participate in the 401(k) Plan. The Company made matching contributions of $1,198,806 and $166,533 for the years ended December 31, 2001 and 2002, respectively. The Company discontinued the matching contribution effective March 31, 2002.

15.    Capital Stock

        At December 31, 2003, authorized capital stock of the Company consisted of 10,000 shares of common stock without par value. Effective August 11, 2004, the Company filed an Amended and Restated Certificate of Incorporation, which increased the authorized common stock to 250,000,000 shares and also authorized 25,000,000 shares of par value $.01 per share preferred stock. In addition, the board of directors declared a 500,000-to-1 stock split of the common stock effected in the form of a stock dividend. The Company also converted its no par common into par value $.01 per share common. Effective November 23, 2004, the board of directors declared a 0.908439145-to-1 reverse stock split of the common stock. Each share of common stock is entitled to one vote. All common stock amounts have been adjusted retroactively to reflect these splits and par value conversion.

        In July 2004, the Company paid a $50 million dividend to existing stockholders.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the expenses, other than underwriting discounts and commissions, expected to be incurred in connection with the issuance and distribution of the common stock being registered, all of which will be paid by the registrant. All of these expenses are estimates, other than the registration, filing and listing fees payable to the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the NYSE. The estimated legal fees and expenses set forth below include the legal expenses of the selling stockholders.

SEC registration fee	$43,712
NASD filing fee	30,500
NYSE listing fee	250,000
Legal fees and expenses	3,000,000
Printing and engraving expenses	1,000,000
Accounting fees and expenses	2,500,000
Blue sky fees and expenses	0
Transfer agent and registrar fees and expenses	20,000
Miscellaneous fees and expenses	1,155,788

Total	$8,000,000

Item 14. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that the person is or was a director or officer of the corporation (or other enterprise at the direction of the corporation), under certain circumstances, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. Section 145 further provides that the indemnification and advancement of expenses provided under it is not exclusive of any other rights to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation a provision that eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

        Article Seventh of the registrant's certificate of incorporation provides that the registrant will indemnify its directors to the fullest extent permitted by applicable law and Article Sixth of the registrant's certificate of incorporation provides that no director shall be liable to the registrant or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent provided by applicable law.

        The registrant's bylaws provide that the registrant will indemnify any and all of its directors and officers, including former directors and officers, including those serving as an officer or director of any corporation at the request of the registrant, to the fullest extent permitted under and in accordance with the laws of the State of Delaware.

        The registrant currently maintains liability insurance for its directors and officers, and the registrant has entered into, and may in the future enter into, indemnification agreements (in the form filed as Exhibit 10.11 hereto) for the benefit of its directors and certain of its officers. In connection with this offering, the registrant will obtain additional liability insurance for its directors and officers. Such insurance would be available to the registrant's directors and officers in accordance with its terms.

        These indemnification provisions and any indemnification agreements the registrant has entered into or may enter into in the future between the registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the registrant's executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

        Pursuant to the underwriting agreement, in the form filed as an exhibit to this registration statement, the underwriters will agree to indemnify the registrant's directors, officers, stockholders and persons controlling the registrant, within the meaning of the Securities Act, against certain liabilities that might arise out of or are based upon certain information furnished to the registrant by any such underwriter.

Item 15. Recent Sales of Unregistered Securities

        Contemporaneously with the pricing of this offering, the registrant intends to enter into a contribution agreement with Wyoming Associates, Inc., an entity controlled by the George Dean Johnson, Jr. Revocable Trust, pursuant to which the registrant will issue shares of its common stock to Wyoming Associates, Inc. at the closing of this offering in exchange for two aircraft, a 1985 Canadair Ltd. Challenger aircraft and a 1994 Gates Learjet aircraft. This contribution agreement will contain representations, warranties and other provisions that are standard for such a transaction, taking into account the registrant's previous use of these aircraft.

        Also, contemporaneously with the pricing of this offering, the registrant intends to enter into a contribution agreement with Church and Commerce, LLC, pursuant to which the registrant will issue shares of its common stock to the members of Church and Commerce, LLC at the closing of this offering in exchange for all of the membership interests in Church and Commerce, LLC. This contribution agreement contains representations, warranties and other provisions that are customary for a transaction of this nature.

        In each case, the number of shares to be issued will be determined by dividing the total consideration to be paid by the initial public offering price per share in the offering registered hereby. These shares will be issued in reliance upon the exemption from registration in Section 4(2) of the Securities Act of 1933, as amended.

Item 16. Exhibits and Financial Statement Schedules

        (a)    Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement***
3.1	Amended and Restated Certificate of Incorporation of the registrant***
3.2	Amended and Restated Bylaws of the registrant***
4.1	Specimen common stock certificate***
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP***
5.2	Opinion of Chambliss, Bahner & Stophel, P.C.***

10.1		Amended and Restated Credit Agreement, dated as of July 16, 2004***
10.2		Form of National Cash Advance subordinated debt***
10.3		Form of stock repurchase subordinated debt***
10.4		Form of notes payable to stockholders***
10.5	(a)	2004 Omnibus Stock Plan***
10.5	(b)	Form of Restricted Stock Agreement***
10.6		Form of Registration Rights Agreement***
10.7		Marketing and Servicing Agreement, dated as of March 27, 2003, between BankWest, Inc. and NCAS of Pennsylvania, LLC***(1)
10.8		First Amendment to Marketing and Servicing Agreement, dated as of March 27, 2003, between BankWest, Inc. and NCAS of Pennsylvania, LLC***
10.9		Marketing and Servicing Agreement, dated as of July 31, 2001, between BankWest, Inc. and Advance America, Cash Advance Centers of Georgia, Inc.***
10.10		Third Amendment, dated July 29, 2004, to Marketing and Servicing Agreement, dated as of July 31, 2001, between BankWest, Inc. and Advance America, Cash Advance Centers of Georgia, Inc.***
10.11		Form of Indemnification Agreement***
10.12		Letter agreement, dated July 23, 2003, between Advance America, Cash Advance Centers, Inc. and John I. Hill***
10.13		Form of Contribution Agreement by and between Wyoming Associates, Inc. and Advance America, Cash Advance Centers, Inc.***
10.14		Form of Contribution Agreement by and among the Members of Church and Commerce, LLC and Advance America, Cash Advance Centers, Inc.***
21.1		Subsidiaries of the registrant***
23.1		Consent of PricewaterhouseCoopers LLP**
23.2		Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.1)**
23.3		Consent of Chambliss, Bahner & Stophel, P.C. (included as part of Exhibit 5.2)**
24.1		Power of Attorney (included on signature pages)***

*
To be filed by amendment

**
Filed herewith

***
Previously filed

(1)
Confidential treatment has been requested for certain confidential portions of this exhibit; these confidential portions have been omitted from this exhibit and filed separately with the Securities and Exchange Commission.

        (b)    Financial Statement Schedules

        All schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 8 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spartanburg, State of South Carolina, on December 14, 2004.

ADVANCE AMERICA, CASH ADVANCE CENTERS, INC.
By:	/s/ WILLIAM M. WEBSTER, IV
	Name:	William M. Webster, IV
	Title:	Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 8 to the Registration Statement has been signed by the following persons in the capacities indicated on December 14, 2004.

Signature	Title

* George D. Johnson, Jr.	Chairman of the Board and Director
/s/ WILLIAM M. WEBSTER, IV William M. Webster, IV	Chief Executive Officer and Director (principal executive officer)
* John T. Egeland	President
* John I. Hill	Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)
* Claire L. Arnold	Director
* Thomas E. Hannah	Director
* Robert H. Chapman, III	Director
* W. Olin Nisbet	Director

* Stephen K. Benjamin	Director
*By:	/s/ WILLIAM M. WEBSTER, IV William M. Webster, IV Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description
1.1		Form of Underwriting Agreement***
3.1		Amended and Restated Certificate of Incorporation of the registrant***
3.2		Amended and Restated Bylaws of the registrant***
4.1		Specimen common stock certificate***
5.1		Opinion of Skadden, Arps, Slate, Meagher & Flom LLP***
5.2		Opinion of Chambliss, Bahner & Stophel, P.C.***
10.1		Amended and Restated Credit Agreement, dated as of July 16, 2004***
10.2		Form of National Cash Advance subordinated debt***
10.3		Form of stock repurchase subordinated debt***
10.4		Form of notes payable to stockholders***
10.5	(a)	2004 Omnibus Stock Plan***
10.5	(b)	Form of Restricted Stock Agreement***
10.6		Form of Registration Rights Agreement***
10.7		Marketing and Servicing Agreement, dated as of March 27, 2003, between BankWest, Inc. and NCAS of Pennsylvania, LLC***(1)
10.8		First Amendment to Marketing and Servicing Agreement, dated as of March 27, 2003, between BankWest, Inc. and NCAS of Pennsylvania, LLC***
10.9		Marketing and Servicing Agreement, dated as of July 31, 2001, between BankWest, Inc. and Advance America, Cash Advance Centers of Georgia, Inc.***
10.10		Third Amendment, dated July 29, 2004, to Marketing and Servicing Agreement, dated as of July 31, 2001, between BankWest, Inc. and Advance America, Cash Advance Centers of Georgia, Inc.***
10.11		Form of Indemnification Agreement***
10.12		Letter agreement, dated July 23, 2003, between Advance America, Cash Advance Centers, Inc. and John I. Hill***
10.13		Form of Contribution Agreement by and between Wyoming Associates, Inc. and Advance America, Cash Advance Centers, Inc.***
10.14		Form of Contribution Agreement by and among the Members of Church and Commerce, LLC and Advance America, Cash Advance Centers, Inc.***
21.1		Subsidiaries of the registrant***
23.1		Consent of PricewaterhouseCoopers LLP**
23.2		Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.1)**
23.3		Consent of Chambliss, Bahner & Stophel, P.C. (included as part of Exhibit 5.2)**
24.1		Power of Attorney (included on signature pages)***

*
To be filed by amendment

**
Filed herewith

***
Previously filed

(1)
Confidential treatment has been requested for certain confidential portions of this exhibit; these confidential portions have been omitted from this exhibit and filed separately with the Securities and Exchange Commission.

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PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
PRIOR S CORPORATION STATUS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
REGULATION AND LEGAL PROCEEDINGS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF SENIOR BANK DEBT, OTHER LONG-TERM DEBT OBLIGATIONS AND MORTGAGE PAYABLE
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS